Form 20-F
period 2024-06-30
Mobile-health Network Solutions
filed 2024-10-23
CIK 1976695

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number: 001-41990

Mobile-health Network Solutions

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

2 Venture Drive, #07-06/07 Vision Exchange

Singapore 608526

+65 6222 5223

(Address of principal executive offices)

Mr. Siaw Tung Yeng, Co-Chief Executive Officer

Telephone: +65 6222 5223

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	MNDR	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 22,413,462 Class A ordinary shares, par value of US$0.000004 per share, as of June 30, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D 1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

INTRODUCTION

In this annual report on Form 20-F (the “Annual Report”), unless the context otherwise requires, references to:

●	“AI” means artificial intelligence;

●	“APAC” means Asia-Pacific;

●	“ART” means antigen rapid test;

●	“AWS” means Amazon Web Services;

●	“B2B” means business-to-business;

●	“B2C” means business-to-consumer;

●	“CAGR” means compound annual growth rate;

●	“CEO” means chief executive officer;

●	“COO” means chief operating officer;

●	“Class A Ordinary Shares” refer to our Class A ordinary shares in the capital of the Company of a nominal or par value of US$0.000004 each designated as Class A Ordinary Shares, and having the rights provided for in our amended and restated memorandum and articles of association;

●	“Class B Ordinary Shares” refer to our Class B ordinary shares in the capital of the Company of a nominal or par value of US$0.000004 each designated as Class B Ordinary Shares, and having the rights provided for in our amended and restated memorandum and articles of association;

●	“COVID-19” means Coronavirus disease 2019, a contagious respiratory disease caused by the virus SARS-CoV-2;

●	“Directors” means the directors of our Company as at the date of this Annual Report;

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended;

●	“GDP” means gross domestic product;

●	“GP” means general practitioner;

●	“H5N1” means Influenza A virus subtype H5N1, a subtype of the influenza A virus;

●	“IT” means information technology;

●	“MAU” means monthly active users;

●	“Mobile-health Network Solutions”, “we”, “us”, “our company” and “our” refer to Mobile-health Network Solutions, a Cayman Islands company, its consolidated subsidiaries, and its consolidated affiliated entities;

●	“MPU” means monthly paying users;

●	“Ordinary Shares” refers to our Class A Ordinary Shares and Class B Ordinary Shares collectively;

●	“OTC” means over-the-counter;

●	“PCR” means polymerase chain reaction;

●	“ROU” means right-of-use;

●	“SEC” or “Securities and Exchange Commission” means the United States Securities and Exchange Commission;

●	“Singapore” refers to the Republic of Singapore;

●	“S$” or “SGD” refer to Singapore dollar(s), the legal currency of Singapore;

●	“U.S.” means the United States;

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to United States dollar(s), the legal currency of the United States; and

●	“VND” means Vietnamese dong, the legal currency of Vietnam.

Any discrepancies in tables included herein between the total sum of amounts listed and the totals thereof are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

In this Annual Report, references to “our Company” or to “the Company” are to Mobile-health Network Solutions and, unless the context otherwise requires, a reference to “we”, “our”, “us” or “our Group” or their other grammatical variations is a reference to our Company and our subsidiaries taken as a whole.

Certain of our customers and suppliers are referred to in this Annual Report by their trade names. Our contracts with these customers and suppliers are typically with an entity or entities in the relevant customer or supplier’s group of companies.

Internet site addresses in this Annual Report are included for reference only and the information contained in any website, including our website, is not incorporated by reference into, and does not form part of, this Annual Report.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended June 30, 2024, 2023 and 2022. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars.

Our business is mainly conducted by our wholly-owned entities in Singapore and Vietnam, using S$ and VND, the currency of Singapore and Vietnam, respectively. Our audited consolidated financial statements are presented in United States dollars. In this annual report, we refer to assets, obligations, commitments and liabilities in our audited consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of S$ and VND to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

This annual report contains translations of certain S$ and VND amounts into US$ amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, the following exchange rates are used in this annual report:

	June 30,
US$ Exchange Rate	2024	2023	2022
Year ended S$: US$ exchange rate	0.7361	0.7376	0.7185
Annual average S$: US$ exchange rate	0.7422	0.7331	0.7344

Year ended VND: US$ exchange rate	0.000039	0.000042	0.000042
Annual average VND: US$ exchange rate	0.000041	0.000042	0.000044

FORWARD-LOOKING STATEMENTS AND RISK FACTORS SUMMARY

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors”, may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify these forward-looking statements by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “predict,” “target,” “will,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

●	our ability to execute our strategies, manage growth and maintain our corporate culture;

●	our future business development, financial conditions and results of operations;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our ability to successfully compete in the highly competitive markets;

●	our expectations regarding our relationships with service partners;

●	the safety, affordability, and convenience of our platform and our offerings;

●	our anticipated investments in new products and offerings, and the effect of these investments on our results of operations;

●	our ability to successfully enter into new geographies, expand our presence in countries in which we are limited by regulatory restrictions, and manage our international expansion;

●	our expected growth in the number of platform users, and our ability to promote our brand and attract and retain platform users;

●	anticipated technology trends and developments and our ability to address those trends and developments with our products and offerings;

●	our ability to identify, recruit, and retain skilled personnel, including key members of senior management;

●	our ability to maintain, protect, and enhance our intellectual property rights;

●	our ability to successfully acquire and integrate companies and assets;

●	changes in the need for capital and the availability of financing and capital to fund these needs;

●	our ability to prevent disturbance to our IT systems;

●	our ability to successfully defend litigation brought against us;

●	relevant government policies and regulations relating to our industry;

●	man-made or natural disasters, including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and other adverse weather and natural conditions that affect our business or assets;

●	our ability to implement, maintain, and improve effective internal controls;

●	our anticipated uses of net proceeds from our initial public offering; and

●	other matters beyond our control.

These factors are not necessarily all of the important factors that could cause actual results or events to differ materially from those expressed in forward-looking statements. Other unknown or unpredictable factors could also cause actual results or events to differ materially from those expressed in the forward-looking statements. Our future results will depend upon various other risks and uncertainties, including those described in “Risk Factors.” All forward-looking statements attributable to us are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date hereof. We undertake no obligation to update or revise any forward-looking statements after the date on which any such statement is made, whether as a result of new information, future events or otherwise.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Other sections of this annual report discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business and Industry

Maintaining users’ trust is critical to our success, and any failure to do so could damage our reputation and brand.

We have developed a comprehensive ecosystem that connects users with our healthcare solutions. We have been building our brand name and reputation for our ecosystem as we believe that our ability to maintain users’ trust in our MaNaDr ecosystem is critical to our success in the rapidly expanding telehealth solutions market in Singapore. Our ability to maintain users’ trust in the services and product offerings on our MaNaDr platform is primarily affected by the following factors:

●	our ability to maintain superior user experience and the quality of services and products provided through our ecosystem;

●	the breadth of offerings of our services and products and their efficacy in addressing our users’ needs and meeting their expectations;

●	the reliability, security and functionality of our ecosystem;

●	our ability to adopt new technologies or adapt our technology infrastructure to changing user requirements or emerging industry standards;

●	the strength of our consumer protection measures; and

●	our ability to increase brand awareness among existing and potential users through various marketing and promotional activities.

Any loss of trust could harm the value of our brand and reputation, and result in users ceasing to utilize our ecosystem or reducing the demand for the services and product offerings available on our platforms, which could materially and adversely affect our business, financial condition, results of operations and prospects. Furthermore, there can be no assurance that our brand promotion and marketing efforts would be effective. Such efforts may be expensive, which may, in turn, materially and adversely affect our business, financial condition, results of operations and prospects, without any corresponding increase in user demand and/or sales for the services and products offered over our ecosystem.

Any negative review, comment or allegation about us, our in-house medical team, external doctors, clinic network and/or service providers, among others, or services and products offered over our ecosystem by the media, on social media or other public online forums may harm our brand, reputation and public image. We may also face challenges from others seeking to profit from, or defame, our reputation and brand. Any of the foregoing may result in the loss of potential and existing users or other stakeholders and, in turn, have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to manage the growth of our business and operations or implement our business strategies on schedule or within our budget, or at all.

Our business has become increasingly complex in terms of both the type and scale of business we operate. Any expansion may increase the complexity of our operations and place a significant strain on our managerial, operational, financial and human resources. Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. There can be no assurance that we will be able to effectively manage our growth or implement all these systems, procedures and control measures successfully. If we are not able to manage our growth effectively, our business, financial condition, results of operations and prospects may be materially and adversely affected.

As part of our business strategies, we expect to further expand our business to new jurisdictions, which may expose us to additional risks, including, among other things:

●	difficulties with managing operations into new geographical regions, including complying with the various regulatory and legal requirements of different jurisdictions;

●	different approval or licensing requirements;

●	recruiting sufficient personnel in these new markets;

●	challenges in providing services and products as well as support in these new markets;

●	challenges in attracting business partners and users and remaining competitive;

●	potential adverse tax consequences;

●	foreign exchange losses;

●	limited protection for intellectual property rights;

●	inability to effectively enforce contractual or legal rights; and

●	local political, regulatory and economic instability or civil unrest.

If we are unable to effectively avoid or mitigate these risks, our ability to expand our business to these new jurisdictions will be affected, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The anticipated benefits from these efforts are based on assumptions that may prove to be inaccurate. Moreover, we may not be able to successfully complete these growth initiatives, strategies and operating plans and realize all of the benefits that we expect to achieve or it may be more costly to do so than we anticipate. If, for any reason, the benefits we realize are less than our estimates or the implementation of these growth initiatives, strategies and operating plans adversely affect our operations or cost more or take longer to effectuate than we expect, or if our assumptions prove inaccurate, our business, financial condition, results of operations and prospects may be materially and adversely affected.

If we fail to effectively estimate, price and manage our costs, or if our fees and charges are regulated, prescribed or otherwise required to be reduced, the profitability of our Group could decline.

We are subject to the risks of rising business costs. While we seek to impute these costs in our fee pricing, we may not always be able to do so due to our contractual arrangements, or if unanticipated costs arise that we have not priced into our contracts, or for any number of reasons beyond our control. These costs include payments to our staff, overheads and various other costs incurred for the provision of our services and product offerings under our ecosystem. Many other factors may cause a rise in actual operating expenses, including, but not limited to increased employee compensation (including economic arrangements and share-based compensation), catastrophes, including acts of terrorism, public health epidemics or severe weather, general inflation and government-mandated benefits or other regulatory changes.

Furthermore, we may face higher costs associated with inflationary pressure in the economic environment in which we operate and changes in laws and regulations may also adversely affect our cost basis. Any such increases in operating expenses may affect our profits adversely if we are unable to raise our fees commensurately due to regulatory restrictions or the competitive nature of our business. Any changes in the amount and manner in which we are able to charge for our services, including the amount and manner in which we are able to charge our service providers, may have a material adverse impact on our business, financial condition, results of operations and prospects.

If our healthcare solutions do not drive users’ engagement or if we fail to provide superior user experience, our business and reputation may be materially and adversely affected.

Our business is highly dependent on the receptiveness of our users to our services and products as well as their willingness to use, and to increase the frequency and extent of their utilization of our solutions. Their degree of receptiveness to our services and products depends on a number of factors, including the demonstrated accuracy and efficacy of our services and product offerings compared to that offered by our competitors, turnaround time, cost-effectiveness, convenience and marketing support. Additionally, negative publicity concerning our healthcare solutions, our brand or our MaNaDr ecosystem in general, or the telehealth solutions market as a whole, could limit market acceptance and demand for our healthcare solutions. Furthermore, there can be no assurance that our efforts and ability to demonstrate the value of our solutions and the relative benefits of our services and products over those of our competitors to our users would be successful. We may fail to achieve an adequate level of acceptance by the users of our services and products, and we may not be able to effectively expand the registered user base, promote user engagement or convert existing registered users to active users. Consequently, our business may not develop as expected, or at all, and our business, financial condition, results of operations and prospects may be materially and adversely affected.

The success of our business also hinges on our ability to provide superior user experience, which depends on our ability to continue to deliver quality care to our users, to maintain the quality of our services and products, to source for and provide services and products that are responsive to user demands, and to provide timely and reliable delivery, flexible payment options and superior after-sales services. Such ability, in turn, depends on a variety of factors beyond our control. In particular, we rely on a number of third parties, and in particular doctors in our network of clinical service providers who are independent contractors and logistics partners who despatch the medication to our patients, in the provision of our services and products. Their failure to provide high-quality customer experience to our users may adversely affect our users’ receptiveness of, and willingness to utilize, our solutions, which may damage our reputation and cause us to lose users.

Additionally, we operate a user service center to provide real-time assistance to our customers via WhatsApp. If our customer service representatives fail to provide satisfactory service, or if waiting times are too long due to the high volume of inquiries from users at peak times, our brand and customer loyalty may be adversely affected. Furthermore, any negative publicity or poor feedback on our customer service may harm our brand and reputation and, in turn, cause us to lose users and market share, all of which may materially and adversely affect our business, financial condition, results of operations and prospects.

We may not be able to develop our existing technology infrastructure or recoup the investments we have made for such development, and failure to continue to innovate or adapt to industry changes may materially and adversely affect our business, financial condition, results of operations and prospects.

The telehealth solutions industry is characterized by rapidly changing technology, evolving industry standards and regulatory requirements, introduction of new services and products as well as changing user demands. We are also subject to other changes and developments in the telehealth solutions, Internet and healthcare industries and other industries in which we operate. These changes and developments may require us to continue to innovate, and failure to do so would have a material adverse effect on our business, financial condition, results of operations and prospects.

We may need to constantly upgrade our technology infrastructure to provide increased scale, improved performance and additional built-in functionality of our mobile application and website, and to keep pace with our business development, which may require significant investments in time and resources, including adding new hardware, updating software and recruiting and training new engineering personnel. Failure to improve our technology infrastructure accordingly may materially affect our ability to adopt new services and products, and could result in unanticipated system disruptions, slower response times and impaired quality of our users’ and other participants’ experiences, which may, in turn, materially and adversely affect our business, financial condition, results of operations and prospects.

While we have been enhancing our technological capabilities and developing a number of technologies to support our ecosystem, if we experience problems with the functionality and effectiveness of our technologies in the course of development, or if we are unable to continually improve our technologies to handle our business needs as expected, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Furthermore, we have invested, and are expected to continually invest, significant amounts in upgrading our technological infrastructure and developing our technologies. We are likely to recognize costs associated with these investments earlier than some of the anticipated benefits and the return on these investments may be lower, or may develop more slowly, than we expected. We may not be able to recover our capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which may materially and adversely affect our business, financial condition, results of operations and prospects.

Our self-developed technologies are complex and may contain undetected errors or may not operate properly, which could adversely affect our business, financial condition, results of operations and prospects.

Our self-developed technology platform, and in particular, our MaNaDr mobile application, provides our users and other participants in our ecosystem with the ability to conduct a variety of actions essential to the operations of our business and the delivery of our healthcare solutions. Self-developed technology development is time-consuming, expensive and complex, and may involve unforeseen difficulties. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our technologies from operating properly and consequently adversely affect our technology infrastructure and other aspects of our business where our technologies are applied. If our solutions do not function reliably or fail to achieve users’ and business partners’ expectations in terms of performance, we may lose existing, or fail to attract new users or business partners, which may damage our reputation and adversely affect our business, financial condition, results of operations and prospects.

Furthermore, data services are complex and those we offer may develop or contain undetected defects or errors. Material performance problems, defects or errors in our existing or new software and applications and services may arise in the future and may result from interface between our healthcare solutions and systems and data that we did not develop and the function of which is beyond our control or undetected in our testing. These defects and errors, and any failure by us to identify and address them, could result in a loss of revenue or market share, diversion of development resources, harm to our reputation and increased service and maintenance costs. Defects or errors may discourage existing or potential users from utilizing our solutions. Correction of defects or errors could prove to be impossible or impracticable. The costs incurred in correcting any defects or errors may be substantial and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our failure in ensuring safety and compliance of Generative AI.

The integration of Generative artificial intelligence (“AI”) on our platform holds the promise of transforming patient care and improving the efficiency of medical services. However, with this potential comes significant risks that needs to be addressed to ensure safe and effective use. Generative AI in our Platform will rely on large volume of patient data to work effectively. This increases the risk of data breaches or unauthorized access, putting sensitive patient clinical records at risk. AI models may also reflect biases present in the data that are trained on, leading to disparities in care. In addition to this, Generative AI can also produce incorrect or misleading output if AI generated suggestions are not properly reviewed by medical professionals, potentially leading to adverse outcome for patients. The evolving regulatory landscape is another challenge. As the use of AI in our platform grows, regulations are still catching up, creating uncertainty for our company. Navigating this uncertain environment can delay the deployment of AI solutions and make compliance a moving target. Lastly, the use of AI in sensitive areas, such as mental health, requires a careful approach to avoid any unintended negative impact on patient well-being.

Our current Generative AI, as well as applications, features, and functionality that we may introduce in the future, may not be widely accepted by our customers or may receive negative attention or may require us to compensate or reimburse third parties, any of which may lower our margins and harm our business.

Our ability to engage, retain, and increase our base of customers and to increase our revenue will depend on our ability to successfully create new applications, features, and functionality, both independently and together with third parties. We may introduce significant changes to the integration of Generative AI on our platform or develop and introduce new and unproven applications, including technologies with which we have little or no prior development or operating experience. These new applications and updates may fail to engage, retain, and increase our base of customers or may create lag in adoption of such new applications. New applications may initially suffer from performance and quality issues that may negatively impact our ability to market and sell such applications to new and existing customers. The short- and long-term impact of any major change to our Generative AI on our platform, or the introduction of new applications, is particularly difficult to predict. If new or enhanced applications fail to engage, retain, and increase our base of customers, we may fail to generate sufficient revenue, operating margin, or other value to justify our investments in such applications, any of which may harm our business in the short term, long term, or both.

In addition, our current integration of Generative AI on our platform, as well as applications, features, and functionality that we may introduce in the future, may require us to compensate or reimburse third parties. In addition, new applications that we introduce in the future may similarly require us to compensate or reimburse third parties, all of which would lower our profit margins for any such new applications. If this trend continues with our new and existing AI Suite and AI Applications, it could harm our business.

If we are found to have violated laws protecting the confidentiality and privacy of patient health information, we could be subject to civil or criminal penalties, which could increase our liabilities and harm our reputation or our business.

As part of our services, we may have access to electronic medical data of patients. There are a number of laws and regulations protecting the confidentiality and privacy of certain patient health information in Singapore, including patient records, and restricting the use and disclosure of that protected information. In particular, the Ministry of Health Singapore and the U.S. Department of Health and Human Services promulgated patient privacy and security laws and regulations under Personal Data Protection Act 2012 and Healthcare Services Act 2020 and Health Insurance Portability and Accountability Act (the “HIPAA”), respectively. These privacy and security rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting most use and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. We may face difficulties in holding such information in compliance with applicable law. If we are found to be in violation of the privacy and security rules under Personal Data Protection Act 2012 and Healthcare Services Act 2020 and the HIPAA, we could be subject to civil or criminal penalties, which could increase our liabilities, harm our reputation and have a material adverse effect on our business, financial condition and results of operations.

Our failure to properly manage participants and stakeholders in our MaNaDr ecosystem may materially and adversely affect our business.

We rely on various participants and stakeholders, including, but not limited to, medical professionals, service providers and product suppliers and vendors, in the provision of services and products on our platform, and the success of our business depends on our ability to properly manage them. We consider a variety of factors before entering into contractual arrangements with them. Nevertheless, we have limited control over the quality of work and performance of these participants and stakeholders in their provision of services and products over our MaNaDr mobile application and website, and they may breach such contractual arrangements and subject us to claims and liabilities that may affect our business operations.

We have also implemented quality control standards and procedures to manage their work and performance on our MaNaDr platform. However, there can be no assurance that our monitoring of their work and performance would be sufficient to control the quality of their work. In the event that a third party fails to meet our quality and operating standards contracted in our agreements or as required by relevant Singapore laws and regulations, our operations may suffer and our business, financial condition, results of operations and prospects may be materially and adversely affected. Furthermore, because of the contractual relationships, we could be perceived as being responsible for the actions of such participants and, as a result, suffer reputational damage. This may adversely affect our ability to attract new business partners and to engage them as providers of the healthcare solutions that we offer.

In particular, our in-house medical team, external doctors, clinics and other medical institutions, as well as healthcare institutions, may provide sub-standard services, mishandle sensitive information, engage in other misconduct or commit medical malpractice, which could subject us to medical liability or other legal claims. Our business, financial condition, results of operations and prospects may be materially and adversely affected if any claims are made against us and are not fully covered by insurance. With respect to external doctors, as they are not working physically with us, we have limited control over them as well as the quality of their online consultation services. Despite our background checks relating to their qualification and their contractual obligations to strictly adhere to the specified work scope and quality requirements and comply with applicable laws, there can be no assurance that our risk management procedures would be sufficient to monitor their performance and control the quality of their work. In the event that the external doctors fail to comply with the contractual obligations and applicable laws in relation to the provision of our teleconsultation services, our user experience could deteriorate, and we may suffer as a result of any actual or alleged misconduct by them, which could materially and adversely affect our business, financial condition, results of operations and prospects.

Under MaNaShop and MaNaPharma, we manage inventories of certain medicines and health supplements, and we do not have as much control over the storage and delivery of the other products sold. Many of our suppliers and vendors use their own facilities to store their products and utilize their own or third-party delivery systems to deliver their products to our users, which makes it difficult for us to ensure that our users get uniformly high-quality service for all products sold through ManaShop and MaNaPharma. If any supplier or vendor does not deliver the products or delivers them late or delivers products that are materially different from their description or of poor quality, or if it sells counterfeit or unlicensed products despite our background checks, the reputation of our MaNaShop and MaNaPharma businesses and our brand may be materially and adversely affected and we could face claims and may be held liable for any losses.

Furthermore, for those products of which we actively manage inventories, we rely primarily on contracted third-party couriers to deliver our products. Interruptions or failures in our delivery services could prevent the timely and successful delivery of our products. These interruptions may be due to unforeseen events that are beyond our control or the control of our third-party couriers, such as inclement weather, natural disasters, transportation disruptions, inadequate manpower or labor unrest. If our products are not delivered on time or are delivered in a damaged state, users may refuse to accept our products and have less confidence in our services. Any failure to provide high-quality delivery services to our users may adversely affect the user experience for MaNaShop and MaNaPharma, and adversely affect our business, financial condition, results of operations and prospects.

We have limited or no control over our suppliers and the quality of products supplied to us and if such products are not manufactured in accordance with the applicable quality standards, our business and reputation could be materially and adversely affected

The manufacturing processes for pharmaceutical products are required to meet good manufacturing practice and/or other applicable quality standards. We source all of our products from third party suppliers, including brand principals and wholesalers. We have limited or no control over the operations of such third-party suppliers and the quality of the products which they supply to us, and there cannot be any assurance that such products will be free of defects and meet the applicable quality standards. From time to time, the pharmaceutical products that we market have been subject to recalls by the manufacturers. While such recalls did not have a material adverse impact on our business, financial condition, results of operations and prospects for the years ended June 30, 2024 and 2023, there cannot be any assurance that future recalls, if any, will not have such an impact.

Failure to detect quality defects in our products or to prevent defective products from being delivered to our customers could result in injuries or even deaths, product recalls or withdrawals, license revocations or fines, or lead to other problems that could adversely affect our business and reputation, and materially and adversely affect our business, financial condition, results of operations and prospects.

Product liability claims in respect of defective products sold to our customers in our pharmaceutical business could adversely affect our reputation and our financial prospects

We do not maintain any insurance policy which covers us for product liability. Our business involves an inherent risk of product liability, product recalls and exposure to public liability claims. Although our suppliers may, on a case-by-case basis, provide us with a written indemnity covering the full extent of any third party liability we may incur as a result of the sale of their products, we cannot assure you that we will be successful in obtaining such indemnity payment (if any) or that any such indemnity payment will fully cover all of our losses associated with the original liability. If we were found responsible for damage caused by defective products, our reputation may be adversely affected, which could result in the erosion of customer confidence in the brands that we sell and a consequent reduction in sales. In such circumstances, our business, financial condition, results of operations and prospects may be materially and adversely affected.

As at June 30, 2024, we had not encountered any incidents in relation to the foregoing that have materially and adversely affected our business  , financial condition, results of operations and prospects, but this is no assurance that any such incidents will not occur in the future.

Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Our business is subject to governmental supervision and regulation by various governmental and regulatory authorities in Singapore, including but not limited to, the Ministry of Health, the Health Sciences Authority and the Singapore Medical Council, and in other jurisdictions where we conduct our business operations. Such government authorities, statutory board, agencies and bodies promulgate and enforce laws and regulations that cover a variety of business activities that our operations relate to, such as the provision of medical services online, retail, sales and online operation of pharmaceutical products and medical devices, and software development, among other things. These regulations in general regulate the entry into, the permitted scope of, as well as approvals, licenses and permits for, the relevant business activities. Due to uncertainties in the regulatory environment of the industries and/or jurisdictions in which we operate, there can be no assurance that we have obtained or applied for all the approvals, permits and licenses required for conducting our business in Singapore or elsewhere, or would be able to maintain our existing approvals, permits and licenses or obtain any new approvals, permits and licenses if required by any future laws or regulations. If we fail to obtain and maintain the necessary approvals, licenses or permits required for our business, we could be subject to liabilities, penalties and operational disruption and our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our failure to properly manage the registration of our in-house doctors and may become the subject of claims, regulatory or professional investigations and litigations regarding services and products that we deliver, which may materially and adversely affect our brand, reputation, business, results of operations, financial condition and prospects.

We rely on our in-house doctors and other staff to make proper decisions regarding the services provided to our clients. Any incorrect decisions on the part of our in-house doctors and other staff may result in undesirable or unexpected outcomes, including complications, injuries and even deaths in extreme cases. As such, we may be subject to claims for professional misconduct or negligence arising from the acts or conducts of our in-house doctors and other staff, and our Group, our in-house doctors and other staff are subject to complaints, claims and legal actions from our clients as a result of our services. In addition, given the subjective views on satisfaction with services provided, we have been and will continue to be susceptible to complaints, claims and legal actions associated with our services and products from time to time. For more details on legal proceedings, refer to “Item 4. Information On The Company – B. Business Overview – Legal Proceedings.”

Furthermore, if our in-house doctors or other staff were involved in medical disputes and/or were subject to complaints or professional investigations, they may have to allocate their resources in handling such disputes, complaints or investigations, which may affect the operations. Any claims, complaints, or legal proceedings against our Group, any of our in-house doctors or our staff, regardless of merit, could affect our brand image and reputation in the industry. Any failure to maintain and enhance or any damage to our brand image or reputation could materially and adversely affect the level of market recognition of, and trust in our services, and in turn our business, results of operations, financial condition and prospects.

Further, the practice of doctors is strictly regulated under Singapore laws, rules and regulations, and in other jurisdictions where we conduct our business operations. Under applicable Singapore regulations, a person must not practice medicine or do any act as a medical practitioner without a valid practicing certificate in place. If a person is found to be practicing medicine without a valid practicing certificate, he or she shall be guilty of an offense and shall be liable on conviction to a fine not exceeding S$100,000 or to imprisonment for a term not exceeding 12 months or to both and, in the case of a second or subsequent conviction, to a fine not exceeding S$200,000 or to imprisonment for a term not exceeding two years or to both.

There can be no assurance that our future in-house doctors will obtain and/or maintain the relevant certification in a timely manner, or at all, or that our in-house doctors will not practice outside the permitted scope of their respective licenses. Our failure to properly manage the registration of our in-house doctors may materially and adversely affect our business. Furthermore, if any of our in-house doctors are found to have deficient registration or found to be practicing beyond the scope permitted by relevant authorities, they may be disciplined and lose their practicing licenses. As a result, we may no longer be able to employ them in offering our teleconsultation and other services. In addition, there can be no assurance that we can timely find qualified replacements on commercially reasonable terms, or at all.

As of June 30, 2024, Dr. Siaw Tung Yeng and Dr. Teoh Pui Pui, our Co-Founders and Co-CEOs, and all of our practicing in-house doctors in our team had obtained and maintained valid practicing certificates under the relevant Singapore laws, rules and regulations.   Nevertheless, there can be no assurance that the relevant healthcare administrative authorities would not retrospectively find deficiency in the registration of these in-house doctors and subject the relevant medical professionals to penalties, all of which could materially and adversely affect our business, financial condition, results of operations and prospects.

Our failure to maintain optimal inventory levels and the risk of inventory obsolescence could increase our operating costs or lead to unfulfilled customer orders, either of which could have a material and adverse effect on our business, financial condition, results of operations and prospects.

We need to ensure optimal inventory levels for both our MaNaShop and MaNaPharma businesses. We manage inventories of certain medicines and health supplements, while direct sales suppliers and vendors manage inventories of some of our other products.

For the medicines and health supplements of which we manage inventories, we are exposed to inventory risk as a result of rapid changes in product life cycles, changing consumer preferences, uncertainty of product developments and launches, manufacturer back orders and other related problems as well as the general volatile economic environment globally. There can be no assurance that we can accurately predict these trends and events and avoid over-stocking or under-stocking of products. Furthermore, demand for products could change significantly between the time when the products are ordered and the time when they are ready for delivery. When we begin to sell a new product, it is particularly difficult to forecast product demand accurately. We may be unable to sell such inventory in sufficient quantities or during the relevant sales seasons. Inventory levels in excess of customer demand may result in inventory write-downs, expiration of products or an increase in inventory holding costs and a potential negative effect on our liquidity. Conversely, if we underestimate customer demand or if our suppliers fail to provide products to us or deliver products to our customers in a timely manner, we may experience inventory shortages, which may, in turn, result in unfulfilled customer orders, leading to an adverse effect on our customer relationships. Our customers, such as clinics, do not have an obligation to drawdown on the inventory that we stock for them and as such, we bear the risk of inventory obsolescence in the event that the demand from our customers fall short of the inventory that we stockpile to cater to their needs. In addition, we may have to reduce the sale price of our products in order to reduce our inventory level, which may lead to lower gross margins. In such circumstances, our business, results of operations, financial condition and prospects may be materially and adversely affected.

Additionally, we closely monitor the inventory levels of other products of which our direct sales suppliers and vendors manage inventories. However, there can be no assurance that our monitoring and related measures would be effective in ensuring fulfillment of our customers’ orders. Our failure to maintain proper inventory levels for our businesses under MaNaShop and/or MaNaPharma may have a material and adverse effect on our business, financial condition, results of operations and prospects.

We may be adversely affected by negative publicity, litigation and regulatory investigations and proceedings, and may not always be successful in defending ourselves against such claims or proceedings.

Our business operations entail substantial litigation and regulatory risks, including the risk of lawsuits and other legal actions relating to medical disputes, fraud and misconduct, sales and customer services and control procedures deficiencies, as well as the protection of personal and confidential information of our users and business partners, among others. We may be subject to claims and lawsuits in the ordinary course of our business. We may also be subject to inquiries, inspections, investigations and proceedings by relevant regulatory and other governmental agencies. Actions brought against us may result in settlements, injunctions, fines, penalties or other results adverse to us that could harm our business, financial condition, results of operations and prospects and reputation. Even if we are successful in defending ourselves against these actions, the costs of such defense may be significant to us. A significant judgement or regulatory action against us or a material disruption in our business arising from adverse adjudications in proceedings against our Directors, officers or employees would have a material adverse effect on our business, financial condition, results of operations and prospects.

Security breaches and attacks against our systems and network, and any potential resultant breach or failure to otherwise protect confidential and proprietary information, and network disruptions in general could damage our reputation and adversely affect our business, financial condition, results of operations and prospects.

We rely heavily on technology, particularly the Internet, to provide high-quality online services. However, our technology operations are vulnerable to disruptions arising from human error, natural disasters, power failure, computer viruses, spam attacks, unauthorized access, network disruptions and other similar events. Disruptions to, or instability of, our technology or external technology that allows our customers to use our online services and products could materially harm our business and reputation.

Although we have employed significant resources to develop security measures against breaches, our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of user information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us, we may be unable to anticipate, or implement adequate measures to protect against, these attacks. While we had not been subject to these types of attacks that had materially and adversely affected our business operations since the inception of our business operations, there can be no assurance that we would not in the future be subject to such attacks that may result in material damages or remediation costs. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction.

In addition, we may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our users or other participants of our ecosystem, or the information infrastructure on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches may harm our reputation, and materially and adversely affect our business, financial condition, results of operations and prospects. Furthermore, despite any precautions we may take, the occurrence of a flood or fire, or other unanticipated incidents at our information infrastructure facilities in Singapore or elsewhere, including power outages, telecommunications delays or failures, break-ins to our systems or computer viruses, could result in delays or interruptions to our platform and operations as well as loss of our users’ and other participants’ data. Any of these events could damage our reputation, materially disrupt our ecosystem and subject us to liability and claims, which may materially and adversely affect our business, financial condition, results of operations and prospects.

Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.

Our platform generates and processes a large amount of personal, transaction, demographic and behavioral data. Sensitive user information in our business operations is stored in third party datacenters. Such information includes, but is not limited to, personal information (such as users’ name, cell phone number, delivery address, age and gender, consultation record, order record and activity log). We have kept all sensitive user information in our database such as order records and consultation records since inception. We face risks inherent in handling large volumes of data and in securing and protecting such data. In particular, we face a number of data-related challenges from consultations, transactions and other activities on our platform, including:

●	protecting the data in and hosted on our system, including against attacks on our system by external parties or improper behavior by our employees;

●	addressing concerns related to privacy and sharing, safety, security and other factors; and

●	complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

Any systems failure or security breach or lapse that results in the unauthorized release of our user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability.

Our terms of service concerning the collection, use and disclosure of user data are posted on our MaNaDr mobile application and website. Any failure, or perceived failure, by us to comply with our privacy policies or any applicable regulatory requirements or privacy protection-related laws, rules and regulations could result in proceedings or actions against us by governmental or regulatory authorities or others. These proceedings or actions may subject us to significant penalties and negative publicity, require us to change our business model or practices, increase our costs and disrupt our business. As we expand our operations, we may be subject to additional laws in other jurisdictions where our users and business partners of our ecosystem are located. The laws, rules and regulations of other jurisdictions may impose on us more stringent or conflicting requirements with financial penalties for non-compliance higher than those in Singapore, and the compliance with such requirements could require significant resources and result in substantial costs, which may materially and adversely affect our business, financial condition, results of operations and prospects.

We may not have sufficient insurance coverage to cover our business risks and face the risk of becoming subject to medical liability claims, which could cause us to incur significant expenses and be liable for significant damages if not covered by insurance.

We face risks of medical liability claims against our in-house medical team, external doctors and ourselves. We have obtained insurance to cover certain potential risks and liabilities, such as professional liability insurance for our in-house medical team and external doctors in connection with their provision of GP services over our platform and product liability insurance for us and our suppliers with respect to products sold under MaNaShop and MaNaPharma.

However, we may not be able to acquire any insurance for certain types of risks such as business liability or service disruption insurance for all of our operations in Singapore or elsewhere, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. For example, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. Any business disruption, litigation, regulatory action, outbreak of epidemic disease or natural disaster may also expose us to substantial costs and diversion of resources. Any claims made against us that are not fully covered by insurance could be costly to defend against, result in substantial damage awards against us and divert the attention of our management and our in-house medical team and external doctors from our operations, which could have a material adverse effect on our business, financial condition, results of operations, and prospects. There can be no assurance that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or if the compensated amount is significantly less than our actual loss, our business, financial condition, results of operations and prospects could be materially and adversely affected. In addition, professional liability insurance premiums may increase significantly in the future, particularly as we expand our services. Further, adequate professional liability insurance may not be available to our in-house medical team, external doctors or ourselves in the future on commercially acceptable terms, or at all.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, patents and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality agreements with our employees and third parties, to protect our proprietary rights. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, although we are not aware of any imitation websites or mobile applications that attempt to cause confusion or traffic diversion from us at the moment, we may become an attractive target to such attacks in the future because of our brand recognition in the Singapore telehealth solutions industry.

In addition, there can be no assurance that our patent applications would be approved, that any issued patents would adequately protect our intellectual property, or that such patents would not be challenged by third parties or found by a judicial or regulatory authority to be invalid or unenforceable.

Confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in Singapore or elsewhere. Policing any unauthorized use of our intellectual property is difficult and costly and the steps that we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. There can be no assurance that we would prevail in such litigation, and even if we manage to prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or would not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our products, services or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. There can be no assurance that holders of patents purportedly relating to some aspect of our technology infrastructure or business, if any such holders exist, would not seek to enforce such patents against us in Singapore, or any other jurisdictions as applicable. Furthermore, the application and interpretation of Singapore patent laws and the procedures and standards for granting patents in Singapore are still evolving, and there can be no assurance that Singapore courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question, which may materially and adversely affect our business, financial condition, results of operations and prospects.

User growth and activity depend upon effective use of operating systems, networks and standards that we do not control.

Users access our MaNaDr platform through the mobile application and the website on their devices. To optimize the user mobile experience, we are, to some extent, dependent on our users downloading our MaNaDr mobile application and website for their particular devices. As new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing the software required to operate our MaNaDr mobile application for these alternative devices and platforms, and we may need to devote significant resources to the development, support and maintenance of the mobile application and/or the website. In addition, our future growth and results of operations could suffer if we experience difficulties in the future in integrating our MaNaDr mobile application into mobile devices or if problems arise with our relationships with providers of mobile operating systems or mobile application stores, if our MaNaDr mobile application receive unfavorable reviews compared to competing applications by other telehealth solutions service providers, or if we face increased costs to distribute or have users use our MaNaDr mobile application and/or website.

In the event that it becomes more difficult for our users to access and use our MaNaDr platform and healthcare solution on their mobile devices, or if our users choose not to access or use our MaNaDr platform and healthcare solutions on their mobile devices or to use mobile devices that do not offer access to our MaNaDr platform and healthcare solutions, the growth of our user base could be harmed and our business, financial condition, results of operations and prospects may be adversely affected.

We may not be able to conduct our marketing activities cost-effectively and we are subject to limitations in promoting our business.

We have incurred expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our services and products. However, our brand promotion and marketing activities may not be well received by users and may not result in the levels of sales that we anticipate. Additionally, marketing approaches and tools in the Singapore telehealth solutions market are evolving, which may further require us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and user preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share and materially and adversely affect our business, financial condition, results of operations and prospects.

We are subject to limitations in promoting healthcare-related services and products.

We are subject to certain limitations in promoting healthcare-related services and products. Our in-house medical team and other relevant parties in the provision of our medical and wellness services have to comply with rules and regulations that restrict the promotion or dissemination of information about the professional healthcare services and practice provided by licensed doctors, and the publication or marketing efforts for the predominant purpose of promoting the products or services of doctors to users or potential users. Such restrictions may affect our ability to further enhance our brand recognition or secure new business opportunities in the future.

Additionally, there can be no assurance that our existing practices of monitoring our information dissemination process and publication would continue to be effective. Should there be any change in the relevant rules and regulations, or change of interpretation thereof, we, our in-house medical team and other relevant third parties may be regarded as breaching the relevant rules and regulations and may be subject to regulatory penalties or disciplinary actions, which may materially and adversely affect our reputation, business, financial condition, results of operations and prospects.

We may be subject to fines or other penalties under the Healthcare Services Act, which may adversely affect our business, profitability and reputation.

On August 16, 2024, the Ministry of Health (“MOH”) has directed Manadr Clinic @Citygate, owned by Manadr Clinic Pte. Ltd., (one of the many clinics hosted by MaNaDr Platform), to temporarily suspend the provision of outpatient medical services via teleconsultation, effective from August 16, 2024 (the “Suspension”). The Suspension is in accordance with the Healthcare Services Act, section 39(1)(a), and it will remain in place until further notice. As at the date of this Annual Report, the Company is cooperating fully with the MOH to provide any information required, while also taking steps to strengthen its internal processes and governance. While this situation poses temporary challenges especially to its financial performance, the Company is closely monitoring developments of the event. Previously in August 2024, the management team of the Company conducted an initial assessment on the impact of the Suspension and considered it immaterial and will not materially adversely affect the Company’s results of operation and financial condition. The management team conducted a followed up assessment on the impact of the Suspension and estimated that it will lead to a drop of approximately 50% to 55% in the number of teleconsultation cases up to the date of this Annual Report. We cannot assure you that the MOH will not take further actions against Manadr Clinic @Citygate or any other of clinics in MaNaDr Platform, in connection with the Healthcare Services Act. If we are found to be in further violations of the Healthcare Services Act, we may be subject to suspension, fines and penalties. Further, if the management team’s assessment on the impact of the Suspension is incorrect, it may adversely affect our business, profitability and reputation in Singapore.

If we fail to maintain adequate internal controls, we may not be able to effectively manage our business and may experience errors or information lapses affecting our business.

Our success depends on our ability to effectively utilize our standardized management system, information systems, resources and internal controls. As we continue to expand, we will need to modify and improve our financial and managerial controls, reporting systems and procedures and other internal controls and compliance procedures to meet our evolving business needs. If we are unable to improve or maintain our internal controls, systems and procedures, they may become ineffective and adversely affect our ability to manage our business and cause errors or information lapses that affect our business. Our efforts in improving our internal control system may not result in the elimination of all risks. If we are not successful in discovering and eliminating weaknesses in our internal controls, our ability to effectively manage our business may be affected, which may materially and adversely affect our business, financial condition, results of operations and prospects.

Our performance depends on key management as well as skilled and qualified medical professional and support staff generally, and any failure to attract, motivate and retain such medical professionals and our support staff could hinder our ability to maintain and grow our business.

Our future success is significantly dependent upon the continued service of our management and key personnel, including skilled and qualified medical professionals such as doctors, support staff such as nurses and assistants, as well as other healthcare professionals. We rely on the services of these medical professionals and support staff to provide the comprehensive range of services we offer through our self-owned GP clinics and specialist clinics, and we face intense competition from other medical services providers to recruit skilled and qualified medical professionals and support staff. If we lose the services of any member of management or key personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could disrupt our business and growth, thereby materially and adversely affecting our business, financial condition, results of operations and prospects.

Additionally, the size and scope of our ecosystem and our expansion plans may require us to hire and retain a wide range of effective and experienced personnel who can adapt to a dynamic, competitive and challenging business environment. We will need to continue to attract and retain experienced and capable personnel at all levels, including qualified healthcare professionals for our in-house medical team, as we expand our business and operations. Competition for talent in the Singapore telehealth solutions industry is intense, and the availability of suitable and qualified candidates in Singapore is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. In addition, even if we were to offer higher compensation and other benefits, there can be no assurance that these individuals would choose to join or continue working for us.

Moreover, if any of our senior management or other key personnel joins or establishes a competing business, we may lose some of our users, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to detect or prevent fraud or other misconduct committed by our employees or third parties.

Fraud or other misconduct by our employees, such as unauthorized business transactions, bribery and breach of our internal policies and procedures, or by third parties, such as breach of law, may be difficult to detect or prevent. It could subject us to financial loss and sanctions imposed by governmental authorities while seriously damaging our reputation. This may also impair our ability to effectively attract prospective users, develop user loyalty, obtain financing on favorable terms and conduct other business activities.

While we had not encountered any incidents in relation to the foregoing that had materially and adversely affected our business, financial condition, results of operations and prospects for the years ended June 30, 2024 and 2023, and our risk management systems, IT systems and internal control procedures are designed to monitor our operations and overall compliance, we may be unable to identify non-compliance or suspicious transactions promptly, or at all. Furthermore, it is not always possible to detect and prevent fraud or other misconduct committed by our employees or third parties, and the precautions we take to prevent and detect such activities may not be effective. Therefore, we are subject to the risk that fraud or other misconduct may have previously occurred but was undetected, or may occur in the future. This may materially and adversely affect our business, financial condition, results of operations and prospects.

We rely on assumptions and estimates to calculate certain key operating metrics, and inaccuracies in such metrics may harm our reputation and adversely affect our business.

Certain key operating metrics, such as the MAU by age group and MPU by age group in this Annual Report are calculated using our internal data that has not been independently verified by third parties. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring usage and user engagement across our user base. In addition, our key operating metrics are derived and calculated based on different assumptions and estimates, and you should be cautious of such assumptions and estimates when assessing our operating performance.

Our measures of user growth and user engagement may differ from estimates published by third parties or from similarly titled metrics used by our competitors due to differences in data availability, sources and methodology. If third parties do not perceive our user metrics to be accurate representations of our user base or user engagement, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and third parties may be less willing to allocate their resources or spending to us, which could adversely affect our business, financial condition, results of operations and prospects.

We may need additional capital but may not be able to obtain such on favorable terms or at all.

We may require additional cash resources due to operating losses or future growth and development of our business, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance and the liquidity of international capital and lending markets. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that financing would be available in a timely manner or in amounts or on terms favorable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could restrict our liquidity as well as have a material adverse effect on our business, financial condition, results of operations and prospects. Furthermore, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

Our strategic alliances, investments or acquisitions may have a material adverse effect on our business, financial condition, results of operations and prospects.

We may evaluate and consider strategic investments and acquisitions or enter into strategic alliances to develop new services or solutions and enhance our competitive position. Investments or acquisitions involve numerous risks, including the potential failure to achieve the expected benefits of the combination or acquisition; difficulties in, and the cost of, integrating operations, technologies, services and personnel; potential write-offs of acquired assets or investments; and downward effect on our operating results. These transactions will also divert the management’s time and resources from our normal operations, and we may have to incur unexpected liabilities or expenses. We may also in the future enter into strategic alliances with various third parties. Strategic alliances with third parties could subject us to a number of risks, including risks associated with potential leakage of proprietary information, non-performance by the counterparty and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business, financial condition, results of operations and prospects.

We are subject to credit risk with respect to trade receivables.

We generally allow a credit period of 30   days to our customers, in particular other clinics that purchase medicine from us. As of June 30, 2024 and 2023, our trade receivables turnover days were 4 days and 7 days, respectively. As of the same dates, trade receivables of approximately US$29,000 and US$30,000, respectively, were past due but not impaired. These mainly relate to a number of customers whom there is no significant financial difficulty for and, based on our past experience, the overdue amounts can be recovered from. Nevertheless, there can be no assurance that all such amounts due to us will be settled on time, or that such amounts will not continue to increase in the future. Accordingly, we face credit risk in collecting trade receivables due from customers. Our performance, liquidity and profitability would be adversely affected if significant amounts due to us are not settled on time or substantial impairment is incurred. The bankruptcy or deterioration of the credit condition of any of these customers could also materially and adversely affect our business, financial condition, results of operations and prospects.

We face risks relating to the political, economic, regulatory, social and legal environments in the jurisdictions in which we currently or may in the future operate.

We have operations and a presence in Singapore and Malaysia and may expand into other jurisdictions in the future. We are subject to certain risks inherent in conducting business, such as political, economic, regulatory, social and legal developments in each jurisdiction in which we currently or may in the future operate, many of which are beyond our control. These risks include but are not limited to:

●	laws and policies affecting trade, investment, foreign ownership restrictions and taxes, including laws and policies relating to the repatriation of funds and withholding taxes, and changes in these laws;

●	differing degrees of protection for intellectual property;

●	inflation, interest rates and general conditions;

●	changes in laws, regulations, local regulatory requirements and accounting standards and the interpretation, application and/or enforcement thereof, including any unexpected changes thereto. In particular, changes in social and/or health insurance requirements and standards as well as healthcare subsidies and support by local governments;

●	the political and/or regulatory climate in such jurisdictions, including any instability of foreign economies and governments and any social unrest or political instability;

●	fluctuating foreign exchange rates;

●	expropriation or nullification of contracts;

●	the spread of communicable diseases in such jurisdictions, which may impact local business operations; and

●	climate change, natural disasters, demonstrations, riots, coups, wars and acts of terrorism.

The jurisdictions in which we currently or may in the future operate may be in a state of rapid political, economic and social changes, and may also be subject to unforeseeable circumstances such as natural disasters and other uncontrollable events, which will entail risks to our business and operations. There can also be no assurance that we will be able to adapt to the local conditions, regulations and business practices and customs. Any changes implemented by the government of these jurisdictions resulting in, among other things, currency and interest rate fluctuations, capital restrictions and changes in duties and taxes detrimental to our business could materially and adversely affect our business, financial condition, results of operations and prospects.

The political and/or economic conditions of the jurisdictions in which we operate may also be affected by geopolitical risks, including lingering trade tensions and other political disputes which have resulted in and may continue to lead to, among other things, the imposition of sanctions on or blacklisting of politically connected persons and corporations, or persons and corporations perceived to be politically connected. As at June 30, 2024, we did not, to our knowledge, have business dealings with any person or corporation which is currently the subject of political sanctions. However, the geopolitical environment is constantly evolving and there can be no assurance that we will not in the future be found to be in contravention of political sanctions, for example, should it transpire that any of our business partners or other persons or corporations with whom we have business dealings are or become the subject of political sanctions.

Our business may also be affected by macroeconomic factors, such as general economic conditions, market sentiment and consumer confidence in the jurisdictions we operate in, social and political unrest, regulatory, fiscal and other governmental policies, all of which are beyond our control. Any adverse developments related to any of the abovementioned factors or other associated risks may have a material adverse effect on our business, financial condition, results of operations and prospects.

COVID-19 or any other infectious and communicable diseases, as well as the occurrence of any acts of God, war, terrorist attacks and other catastrophic events may have a material adverse effect on our business, financial condition, results of operations and prospects.

Our Group faces risks from the outbreak of communicable or virulent diseases and pandemics or epidemics such as severe acute respiratory syndrome, H5N1 avian flu, Middle East respiratory syndrome, Ebola and more recently, the outbreak of COVID-19 in countries which we operate, which may materially and adversely affect our operations. While our Group has put in place measures and protocols to contain the spread of contagious and virulent diseases, our medical doctors, healthcare practitioners and other employees nonetheless remain susceptible to infection as frontline workers in the event of disease outbreaks. Despite our strict infection control protocols, there can be no assurance that our patients, employees, medical doctors and other healthcare professionals will not be infected with such diseases. We may, as a result, be required to temporarily shut down our clinics and offices for an uncertain period of time to contain the spread of such diseases. Such disruptions to our business and operations may have a negative impact on our business, financial condition, results of operations and prospects.

Acts of God, such as natural disasters which are beyond our control, may materially and adversely affect the economy, infrastructure and livelihood of the local population. Similarly, man-made catastrophes, such as terrorist attacks and wars may disrupt the economies of the countries we operate in. A catastrophic event or multiple catastrophic events may cause unexpected large losses and may have a material adverse effect on our business, financial condition, results of operations and prospects. There can be no assurance that our efforts to protect ourselves against catastrophic losses would be adequate. In addition, other events that are outside the control of our Group, such as fire, deliberate acts of sabotage, vendor failure or negligence, blackouts, terrorist attacks or criminal acts, could damage, cause operational interruptions to, or otherwise adversely affect our operating facilities and activities, as well as potentially cause injury or death to our employees, patients and/or customers. We cannot give any assurance that the occurrence of any catastrophic events, wars, terrorist attacks or other hostilities in any part of the world, potential, threatened or otherwise, will not, directly or indirectly, have a material and adverse effect on our business, financial condition, results of operations and prospects.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations

We currently purchase a proportion of our pharmaceutical products and medical equipment from our suppliers in foreign currency (namely, U.S. dollars and SGD). Our Group is also exposed to fluctuations in VND as our subsidiary is located in Vietnam. Accordingly, our Group is exposed to fluctuations in the U.S. dollar and VND, against the SGD. An appreciation of any such foreign currency may result in an increase in the costs of our supplies. It is difficult to predict how market forces or government / international policy may impact fluctuations of the U.S. dollar, VND and/or SGD in the future, and there can be no assurance that the U.S. dollar, VND and/or SGD will not appreciate significantly in value in the future.

In the event that such fluctuations in the relevant foreign currency are substantial, and we are unable to pass on our costs to users, our earnings, financial position and results of operations may be materially and adversely affected.

At present, we do not have a formal policy for hedging against our foreign exchange exposure to the U.S. dollar, VND and/or SGD and have not used any hedging instruments due to the high associated costs. However, we will continue to monitor our foreign exchange exposure to the U.S. dollar, VND and/or SGD and we may employ hedging instruments to manage our foreign exchange exposure should the need arise.

Risks Related to Doing Business in Vietnam

Geopolitical risks may have an adverse impact on our business, financial condition and results of operations.

Certain aspects of our business operations are conducted in Vietnam, including the software development for our mobile application. The social conditions and political stability of Vietnam will also have a direct impact on the feasibility in conducting such business operations in Vietnam. Our future business operations in Vietnam where the economy and legal systems remain susceptible to risks associated with an emerging economy may be subject to higher geopolitical risks than developed countries. Unexpected social and political events such as the social unrests in Vietnam targeting Chinese-related businesses, and territorial and other disputes among neighboring countries in Asia may adversely affect our operations in Vietnam. Any social and political unrest, which are beyond our control, may give rise to various risks, such as loss of employment and safety and security risks to persons and properties and in turn adversely affect the Vietnam economy. Any such event may in turn have an adverse impact on our business, financial condition and results of operations.

The economy in Vietnam may be subject to periods of high inflation which could materially and adversely affect our business, financial condition and results of operations as well as our growth prospects.

Government anti-inflation policies and a decline in commodity and petroleum prices have led to a decrease in Vietnam’s inflation rate. While these inflation rates are lower than rates of earlier years, there can be no assurance that the Vietnamese economy will not be subject to future periods of high inflation. Should inflation in Vietnam increase significantly, our costs, including labor costs and transportation costs, are expected to increase. Furthermore, high inflation rates could have an adverse effect on Vietnam’s economic growth, business climate and dampen consumer purchasing power. As a result, a high inflation rate in Vietnam could materially and adversely affect our business, financial condition and results of operations as well as our growth prospects.

Changes in the economic, political and legal environment of Vietnam, and Vietnam’s less developed legal system, may adversely affect our business, financial condition and results of operations.

Our future business operations in Vietnam are subject to the economic, political and legal environment in Vietnam. Vietnam’s economy differs from the economies of many countries in such respects as governmental involvement, level of development, growth rate, allocation of resources and inflation rate. Prior to the 1990s, Vietnam’s economy was largely a planned economy. Since about 1987, increasing emphasis has been placed on the utilization of market forces in the development of the economy. Although state-owned enterprises still account for a substantial portion of Vietnam’s industrial output, the Vietnamese government in general is reducing the level of direct control that it exercises over the economy through state plans and other measures. It is our understanding that there is an increasing level of freedom and autonomy in areas such as resource allocation, production and management and a gradual shift in emphasis to a market economy and enterprise reform.

The legal system of Vietnam also differs from most common law jurisdictions, in that it is a system in which decided legal cases have little precedential value. The laws and regulations are subject to broad and varying interpretations by government officials and courts. For vague regulations, the courts of Vietnam have the power to read implied terms into contracts, adding a further layer of uncertainty. As a result, government officials and courts often express different views from lawyers on the legality, validity and effect of a particular legal document. In addition, the views of governmental authority received on a particular issue have no binding effect or finality, so there can be no assurance that similar issues will be dealt with in a similar way by other governmental authorities. Furthermore, recognition and enforcement of legal rights through Vietnam courts, arbitration centers and administrative agencies in the event of a dispute is uncertain. As part of its transition from a planned economy to a more market-oriented one, the Vietnamese government has implemented a series of economic reforms. In preparation for Vietnam’s accession to the World Trade Organization in 2007, the Vietnamese government had also promulgated a series of laws and regulations on local and foreign investment, including the law on investment, which regulates investments in Vietnam, and the law on enterprises, which sets out the types of corporate vehicle investors may establish to carry out their investment projects. However, conflicting interpretations between local regulators in different provinces and between different ministries may create confusion over key issues. In the context of pursuing and maintaining economic reforms, the Vietnamese government has promulgated other laws and regulations in recent years designed to attract foreign investment and business development in Vietnam, which may intensify the competition in our industry.

Although the Vietnamese government has made progress in economic reform and the development of laws and regulations, there remain inherent uncertainties and inconsistencies in the interpretation, implementation and enforcement of laws and government policies. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition, depending upon the outcome of these experiments. Furthermore, there can be no assurance that the Vietnamese government will continue to pursue policies of economic reform or that any reforms will be successful or the impetus to reform will continue. If any of the changes adversely affect us or our business, or we are unable to capitalize on the economic reform measures of the Vietnamese government, our business, financial condition and results of operations could be adversely affected.

Asset realization in bankruptcy proceedings may be time-consuming and expensive.

Despite the improved Vietnamese law on bankruptcy that came into effect on January 1, 2015, there is significant uncertainty on its implementation and interpretation due to the lack of regulatory guidance and political sensitivities. Accordingly, the bankruptcy process in Vietnam may be complex, uncertain and time-consuming. After bankruptcy is declared, the general meeting of creditors may, subject to certain provisions of law, decide to apply either business rehabilitation or asset liquidation on the enterprise. However, in the event that any creditor or any participant in the general meeting of creditors has any objection to the resolution passed by the general meeting of creditors, it can request for a judicial review of the resolution. Upon review, the judge may convene another general meeting of the creditors if he finds reasonable grounds to do so. The decision to apply either business rehabilitation or asset liquidation on the enterprise must be confirmed by the judge before being implemented by the parties. Due to these complexities, a significant amount of time may pass before a creditor is able to recover from a Vietnamese debtor.

Vietnamese foreign exchange control may limit our ability to utilize our revenue effectively and affect our ability to receive dividends and other payments from our Vietnamese subsidiary.

Our operations are also based in Vietnam and therefore faces the risk of foreign exchange controls limiting our ability to receive dividends from our Vietnamese subsidiary in the future. At present, foreign invested enterprises in Vietnam are, subject to conditions, generally permitted to exchange VND into foreign currency at credit institutions licensed to provide foreign exchange services in Vietnam to repatriate profits and make outward remittances of foreign currency for the purchase of supplies and services, among others, provided that such foreign invested enterprise declares the intended use of the money and provides appropriate supporting documents. Such remittances are restricted to being made through registered accounts at authorized banks which are licensed to operate in Vietnam, and profits must first be converted into foreign currency prior to remittance. While under the Vietnamese government’s current foreign exchange policy, there is a low risk of foreign exchange controls restricting our ability to freely utilize our revenue and to receive dividends from our Vietnamese subsidiary, there can be no assurance that the Vietnamese government will not, in future, extend its foreign exchange controls to restrict or prevent profits from being repatriated by foreign invested entities. Such a change would limit our ability to receive dividends from our Vietnamese subsidiary, through which all of our revenue is generated, and would cause a material and adverse effect on our business, financial condition and results of operations.

The VND may be subject to foreign exchange controls imposed by the Vietnamese government.

In Vietnam, the currency is VND, which is not generally freely convertible into other currencies. Under certain conditions, such as fulfilment of Vietnam’s financial obligations, the Vietnamese government allows foreign invested enterprises to convert VND into other currencies for repatriation of profits from their Vietnam operations abroad. However, there can be no assurance that such rules and regulations will not be subject to change in the future and any tightening of foreign control laws in Vietnam may impair our ability to repatriate profits from our Vietnamese operations to our Company. If any of the above occurs, our business, results of operations and financial condition may be materially and adversely affected.

Risks Related to Doing Business in Malaysia

Developments in the social, political, regulatory and economic environment in Malaysia may have a material adverse impact on us.

Our Malaysia business, prospects, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in Malaysia. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, nationalism, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation.

Negative developments in Malaysia’s socio-political environment may adversely affect our business, financial condition, results of operations and prospects. The Malaysian economy registered modest growth of approximately 3.7% and 8.7% in 2023 and 2022, respectively, according to the Department of Statistics Malaysia. Although the overall Malaysian economic environment (in which we predominantly operate) appears to be positive, there can be no assurance that this will continue to prevail in the future. Economic growth is determined by countless factors, and it is extremely difficult to predict with any level of absolute certainty.

We are subject to foreign exchange control policies in Malaysia.

The ability of our subsidiaries to pay dividends or make other payments to us may be restricted by the foreign exchange control policies in the countries where we operate. For example, there are foreign exchange policies in Malaysia which support the monitoring of capital flows into and out of the country in order to preserve its financial and economic stability. The foreign exchange policies are administered by the Foreign Exchange Administration, an arm of Bank Negara Malaysia (“BNM”), the central bank of Malaysia. The foreign exchange policies monitor and regulate both residents and non-residents. Under the current Foreign Exchange Administration rules issued by BNM, non-residents are free to repatriate any amount of funds from Malaysia in foreign currency other than the currency of Israel at any time (subject to limited exceptions), including capital, divestment proceeds, profits, dividends, rental, fees and interest arising from investment in Malaysia, subject to any withholding tax. In the event BNM or any other country where we operate introduces any restrictions in the future, we may be affected in our ability to repatriate dividends or other payments from our subsidiaries in Malaysia or in such other countries. Since we are a holding company and rely principally on dividends and other payments from our subsidiaries for our cash requirements, any restrictions on such dividends or other payments could materially and adversely affect our liquidity, financial condition and results of operations.

Economic, market and political developments in the countries where we operate could have a material and adverse effect on our business.

As with all organizations that seek to reduce business risks via geographical expansion, the economic, market and political conditions in other countries, particularly emerging market conditions in Southeast Asia, could have an influence on our business. Any widespread global financial instability or a significant loss of investor confidence in emerging market economies may materially and adversely affect our business, financial condition, results of operations, prospects or reputation.

Examples of such external factors or conditions that are outside our control include, but are not limited to the following:

●	general economic, political and social conditions in Southeast Asian markets;
●	consumer spending patterns in our key markets;
●	currency and interest rate fluctuations;
●	international events and circumstances such as wars, terrorist attacks, natural disasters and political instability; and
●	changes in legal regimes and governmental regulations, such as licensing and approvals, taxation, duties and tariffs, in key markets and abroad.

For example, the global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global economy has continued to face new challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States. For example, in 2013, the Federal Reserve Bank in the United States announced the tapering of its bond-buying program which led to a high degree of volatility in equity markets and substantial devaluations in the currencies of many emerging economies, including markets where we operate. Economic conditions in the countries where we operate might be sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in emerging markets. We are witnessing the adverse impact on the purchasing power of consumers in Malaysia, where our products are mainly sold, as a direct result of these worldwide developments

Risks Related to Doing Business in Indonesia

The downturn in the rate of economic growth in Indonesia or other countries due to the unprecedented and challenging global market and economic conditions, or any other such downturn for any other reason, will be detrimental to our results of operations.

The performance and growth of our Indonesia businesses are necessarily dependent on the health of the overall Indonesian economy. Any downturn in the rate of economic growth in Indonesia, whether due to political instability or regional conflicts, economic slowdown elsewhere in the world or otherwise, may have a material adverse effect on demand for the commodities we produce. The Indonesian economy is also largely driven by the performance of the agriculture sector, which depends on the quality of the monsoon, which is difficult to predict. In the past, economic slowdowns have harmed manufacturing industries, including companies engaged in the oil and gas extraction. Any future slowdown in the Indonesian economy could have a material adverse effect on the demand for the commodities we produce and, as a result, on our business, financial condition and results of operations.

In addition, the Indonesian securities market and the Indonesian economy are influenced by economic and market conditions in other countries. Although economic conditions are different in each country, investors’ reactions to developments in one country can have adverse effect on the securities of companies in other countries, including Indonesia. A loss of investor confidence in the financial systems of other emerging markets may cause volatility in Indonesian financial markets and, indirectly, in the Indonesian economy in general. Any worldwide financial instability could also have a negative impact on the Indonesian economy, including the movement of exchange rates and interest rates in Indonesia. Any slowdown in the Indonesian economy, or future volatility in global commodity prices, could adversely affect the growth of our business in Indonesia.

The Indonesian economy and financial markets are also significantly influenced by worldwide economic, financial and market conditions. Any financial turmoil, especially in the United States, Europe or China, may have a negative impact on the Indonesian economy. Although economic conditions differ in each country, investors’ reactions to any significant developments in one country can have adverse effects on the financial and market conditions in other countries. A loss in investor confidence in the financial systems, particularly in other emerging markets, may cause increased volatility in Indonesian financial markets.

Current political and social events in Indonesia may adversely affect our business.

Since 1998, Indonesia has experienced a process of democratic change, resulting in political and social events that have highlighted the unpredictable nature of Indonesia’s changing political landscape. In 1999, Indonesia conducted its first free elections for representatives in parliament. In 2004, 2009 and 2014, elections were held in Indonesia to elect the President, Vice-President and representatives in parliament. Indonesia also has many political parties, without any one party holding a clear majority. Due to these factors, Indonesia has, from time to time, experienced political instability, as well as general social and civil unrest. For example, since 2000, thousands of Indonesians have participated in demonstrations in Jakarta and other Indonesian cities both for and against former presidents Abdurrahman Wahid, Megawati Soekarnoputri and Susilo Bambang Yudhoyono and current President Joko Widodo as well as in response to specific issues, including fuel subsidy reductions, privatization of state assets, anti-corruption measures, decentralization and provincial autonomy, and the American-led military campaigns in Afghanistan and Iraq. Although these demonstrations were generally peaceful, some turned violent.

Indonesia had a general election in May 2019 and the Indonesian Election Committee (KPU) announced on May 22, 2019 that President Joko Widodo had won the election. However, the opposing candidate, Prabowo Subianto, filed a suit with the Indonesian Constitutional Court challenging such an outcome and claimed that the election process was marred by massive irregularities. The announcement was followed by a few days of public demonstrations and riots in parts of Indonesia. These events may indicate a worsening of political and social division in Indonesia.

In addition, Indonesia announced in November 2014, and implemented with effect from January 1, 2015, a fixed diesel subsidy of Rp1,000 per liter and scrapped the gasoline subsidy. Although the implementation did not result in any significant violence or political instability, the announcement and implementation also coincided with a period where crude oil prices had dropped very significantly from 2014. Currently, the Government reviews and adjusts the price for fuel on monthly basis and implements the adjusted fuel price in the following month. There can be no assurance that future increases in crude oil and fuel prices will not result in political and social instability.

Furthermore, separatist movements and clashes between religious and ethnic groups have also resulted in social and civil unrest in parts of Indonesia, such as Aceh in the past and in Papua currently, where there have been clashes between supporters of those separatist movements and the Indonesian military, including continued activity in Papua, by separatist rebels that has led to violent incidents. There have also been inter-ethnic conflicts, for example in Kalimantan, as well as inter-religious conflict such as in Maluku and Poso.

Also, labor issues have also come to the fore in Indonesia. In 2003, the Government enacted a new labor law that gave employees greater protections. Occasional efforts to reduce these protections have prompted an upsurge in public protests as workers responded to policies that they deemed unfavorable.

As a result, there can be no assurance that social and civil disturbances will not occur in the future and on a wider scale, or that any such disturbances will not, directly or indirectly, materially and adversely affect our business, financial condition, results of operations and prospects.

Deterioration of political, economic and security conditions in Indonesia may adversely affect our operations and financial results.

Any major hostilities involving Indonesia, a substantial decline in the prevailing regional security situation or the interruption or curtailment of trade between Indonesia and its present trading partners could have a material adverse effect on our operations and, as a result, our financial results.

Prolonged and/or widespread regional conflict in the South East Asia could have the following results, among others:

●	security concerns in Indonesia, making it more difficult for our personnel or supplies to enter or exit the country;

●	security concerns leading to evacuation of our personnel; and

●	inability of our service providers to deliver equipment necessary for us to conduct our operations in Indonesia, resulting in delays.

Loss of property and/or interruption of our business plans resulting from hostile acts could have a significant negative impact on our earnings and cash flow. In addition, we may not have enough insurance to cover any loss of property or other claims resulting from these risks.

Terrorist activities in Indonesia could destabilize Indonesia, which would adversely affect our business, financial condition and results of operations, and the market price of our securities.

There have been a number of terrorist incidents in Indonesia, including the May 2005 bombing in Central Sulawesi, the Bali bombings in October 2002 and October 2005 and the bombings at the JW Marriot and Ritz Carlton hotels in Jakarta in July 2009, which resulted in deaths and injuries. On January 14, 2016, several coordinated bombings and gun shootings occurred in Jalan Thamrin, a main thoroughfare in Jakarta, resulting in a number of deaths and injuries.

Although the Government has successfully countered some terrorist activities in recent years and arrested several of those suspected of being involved in these incidents, terrorist incidents may continue and, if serious or widespread, might have a material adverse effect on investment and confidence in, and the performance of, the Indonesian economy and may also have a material adverse effect on our business, financial condition, results of operations and prospects and the market price of our securities.

Negative changes in global, regional or Indonesian economic activity could adversely affect our business.

Changes in the Indonesian, regional and global economies can affect our performance. Two significant events in the past that impacted Indonesia’s economy were the Asian economic crisis of 1997 and the global economic crisis which started in 2008. The 1997 crisis was characterized in Indonesia by, among others, currency depreciation, a significant decline in real gross domestic product, high interest rates, social unrest and extraordinary political developments. While the global economic crisis that arose from the subprime mortgage crisis in the United States did not affect Indonesia’s economy as severely as in 1997, it still put Indonesia’s economy under pressure. The global financial markets have also experienced volatility as a result of expectations relating to monetary and interest rate policies of the United States, concerns over the debt crisis in the Eurozone, and concerns over China’s economic health. Uncertainty over the outcome of the Eurozone governments’ financial support programs and worries about sovereign finances generally are ongoing. If the crisis becomes protracted, we can provide no assurance that it will not have a material and adverse effect on Indonesia’s economic growth and consequently on our business.

Adverse economic conditions could result in less business activity, less disposable income available for consumers to spend and reduced consumer purchasing power, which may reduce demand for communication services, including our services, which in turn would have an adverse effect on our business, financial condition, results of operations and prospects. There is no assurance that there will not be a recurrence of economic instability in future, or that, should it occur, it will not have an impact on the performance of our business.

Fluctuations in the value of the Indonesian Rupiah may materially and adversely affect us.

Our functional currency for our Indonesia business is the Indonesian Rupiah. One of the most important impacts the Asian economic crisis had on Indonesia was the depreciation and volatility in the value of the Indonesian Rupiah as measured against other currencies, such as the U.S. Dollar. The Indonesian Rupiah continues to experience significant volatility.

In addition, while the Indonesian Rupiah has generally been freely convertible and transferable, from time to time, Bank Indonesia has intervened in the currency exchange markets in furtherance of its policies, either by selling Indonesian Rupiah or by using its foreign currency reserves to purchase Indonesian Rupiah. We can give no assurance that the current floating exchange rate policy of Bank Indonesia will not be modified or that the Government will take additional action to stabilize, maintain or increase the Indonesian Rupiah’s value, or that any of these actions, if taken, will be successful. Modification of the current floating exchange rate policy could result in significantly higher domestic interest rates, liquidity shortages, capital or exchange controls, or the withholding of additional financial assistance by multinational lenders. This could result in a reduction of economic activity, an economic recession, loan defaults or declining subscriber usage of our services, and as a result, we may also face difficulties in funding our capital expenditures and in implementing our business strategy in Indonesia.  Any of the foregoing consequences could have a material adverse effect on our business, financial condition, results of operations and prospects.

Downgrades of credit ratings of the Government or Indonesian companies could adversely affect our business.

As of the date of this Annual report, Indonesia’s sovereign foreign currency long-term debt was rated “Baa2” by Moody’s, “BB+” by Standard & Poor’s and “BBB” by Fitch Ratings. Indonesia’s short-term foreign currency debt is rated “B” by Standard & Poor’s and “F3” by Fitch Ratings.

We can give no assurance that Moody’s, Standard & Poor’s or Fitch Ratings will not change or downgrade the credit ratings of Indonesia. Any such downgrade could have an adverse impact on liquidity in the Indonesian financial markets, the ability of the Government and Indonesian companies, including us, to raise additional financing in Indonesia, and the interest rates and other commercial terms at which such additional financing is available. Interest rates on our floating rate Rupiah-denominated debt would also likely increase. Such events could have material adverse effects on our business, financial condition, results of operations, prospects and/or the market price of our securities.

Risks Related to Regulations and Litigations

We are subject to extensive and evolving regulatory requirements, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects.

Many of our business operations are highly regulated. See “Item 4. Information on the Company — B. Business Overview — Regulations.” Our business is subject to laws, regulations, licensing and accreditation requirements in Singapore and other countries where we may operate. Such laws, regulations, licensing and accreditation requirements cover many aspects of our business, including, but not limited to:

●	the conduct of our operations;
●	the provision of services;
●	the quality of medical facilities, equipment and services;
●	the purchase and sale of medications and pharmaceutical drugs;
●	the handling and disposal of regulated items and associated environmental regulations for medical facilities;
●	the qualifications of medical and other clinical personnel; and
●	the confidentiality and maintenance of, and security issues associated with, health-related information and medical records.

The qualifications and practicing activities of our medical professionals, nurses and assistants are strictly regulated under the laws and regulations of the jurisdictions in which we may operate, as well as by other applicable codes of professional conduct or ethics. If our medical professionals and nurses fail to comply with their professional licensing requirements, we may be subject to administrative penalties including fines, loss of licenses or restrictions on our medical facility operations, which could materially and adversely affect our business and reputation.

In addition, there are various licensing requirements governing different aspects of our business with which we must comply and which may impose conditions that may restrict our operations. Regulatory authorities may exercise broad discretion in assessing our compliance with licensing requirements, varying licensing requirements or introducing new licensing requirements, and we may incur significant costs and suffer operational restrictions that could be harmful to our business.

Our pharmaceutical services business is also regulated by various healthcare laws and regulations and we are subject to, among others, licensing and certification requirements, product registration requirements, quality and safety standards and periodic renewal and reassessment procedures. For example, we are required to possess various permits, licenses or certifications to provide our services and products, and the third parties on whom we rely to sell and distribute our products are subject to similar requirements. If we or these third parties are unable to obtain or renew such permits, licenses or certifications in a timely manner, or at all, we and/or such third parties may not be able to provide the relevant services and/or sell or distribute the relevant products in the relevant jurisdiction and our business operations in such jurisdiction may be materially disrupted. As a licensed wholesaler of pharmaceutical products, we are required by the relevant laws and regulations to only supply such products to certain specified persons, such as licensed retail pharmacies, licensed healthcare institutions and qualified healthcare professionals. While we have implemented measures to prevent unauthorized persons from purchasing pharmaceutical products from us (for example, we require persons who wish to open a purchasing account with us to provide us with copies of the relevant licenses to establish that they are registered healthcare professionals and we only deliver to the address of the account holder), there is a risk that unauthorized persons may nevertheless, fraudulently or otherwise, manage to create a purchasing account with us and/or acquire pharmaceutical products from us. In such an event, we may be exposed to civil and criminal liability under the relevant laws and regulations.

Furthermore, the introduction of new services and products may require us to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate permits, licenses or certificates as well as expending additional resources to monitor developments in the relevant regulatory environment. The failure to adequately comply with these future laws and regulations may delay, or possibly prevent, some of our products or services from being offered to users, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes to existing laws, regulations and guidelines, or the introduction of new laws, regulations and guidelines could also have a negative impact on our operations, even if such laws and regulations are not directly applicable to us. Should there be any subsequent modifications, additions or new restrictions to the current compliance standards, we may incur additional costs or administrative burdens in complying with the new or modified standards which may materially and adversely affect our profitability and, consequently, our business, financial condition, results of operations and prospects.

As we expand our international operations, we will increasingly face political, legal and compliance, operational, regulatory, economic and other risks that we do not face or are more significant than in our domestic operations. Our exposure to these risks is expected to increase.

As we expand our international operations, we will increasingly face political, legal and compliance, operational, regulatory, economic and other risks that we do not face or that are more significant than in our domestic operations. These risks vary widely by country and include varying regional and geopolitical business conditions and demands, government intervention and censorship, discriminatory regulation, nationalization or expropriation of assets and pricing constraints. Our international services and products need to meet country-specific user preferences as well as country-specific legal requirements, including those related to licensing, digital health, privacy, data storage, location, protection and security. Our ability to conduct digital health services internationally is subject to the applicable laws governing remote healthcare and the practice of medicine in such location, and the interpretation of these laws is evolving and vary significantly from country to county and are enforced by governmental, judicial and regulatory authorities with broad discretion. Nonetheless, we cannot be certain that our interpretation of such laws and regulations is correct in how we structure our operations, our arrangements with physicians, services agreements and customer arrangements.

Our international operations increase our exposure to, and require us to devote significant management resources to implement controls and systems to comply with the privacy and data protection laws of non-U.S. jurisdictions and the anti-bribery, anti-corruption and anti-money laundering laws of the U.S. (including the Foreign Corrupt Practices Act of 1977) and the United Kingdom (including the Bribery Act) and similar laws in other jurisdictions. Implementing our compliance policies, internal controls and other systems upon our expansion into new countries and geographies may require the investment of considerable management time and financial and other resources over a number of years before any significant revenues or profits are generated. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or employees, restrictions or outright prohibitions on the conduct of our business and significant brand and reputational harm. We must regularly reassess the size, capability and location of our global infrastructure and make appropriate changes, and must have effective change management processes and internal controls in place to address changes in our business and operations.

Our success depends, in part, on our ability to anticipate these risks and manage these difficulties, and the failure to do so could have a material adverse effect on our business, operating results, financial position, brand, reputation and/or long-term growth. Our international operations require us to overcome logistical and other challenges based on differing languages, cultures, legal and regulatory schemes and time zones. Our international operations encounter labor laws, customs and employee relationships that can be difficult, less flexible than in our domestic operations and expensive to modify or terminate. In some countries where we are required to, or choose to, operate with local business partners in the future, this may require us to manage our partner relationships and may reduce our operational flexibility and ability to quickly respond to business challenges.

We are subject to evolving laws, regulations, standards and policies, and any actual or perceived failure to comply could harm our brand and reputation, subject us to significant fines and liability, or otherwise adversely affect our business.

The laws, regulations, standards and policies governing the telehealth solutions business vary from jurisdiction to jurisdiction. The application of these types of laws to our operations continues to be difficult to predict but could pose operational challenges for us in the future. As laws vary from jurisdiction to jurisdiction, our services must be continually monitored for compliance with the various rules and requirements, which may change from time to time. Furthermore, the costs of compliance, including remediation of any discovered issues and any changes to our operations mandated by new or amended laws, may be significant, and any failures to comply could result in additional expenses, delays or fines. The applicable laws, regulations, standards and policies in the different jurisdictions in which our users are located continue to rapidly change, which increases the likelihood of a patchwork of complex or conflicting regulations, or which could adversely increase our compliance costs or otherwise materially and adversely affect our business, financial condition, results of operations and prospects.

We may be involved in certain legal proceedings from time to time. Any adverse decision in such proceedings may render us liable to liabilities and may adversely affect our business, financial condition, results of operations and prospects.

We may be involved in legal proceedings from time to time. In addition to the related costs, managing and defending in legal proceedings can divert our management’s attention from our business. We may also need to pay damages to settle claims with a substantial amount of cash. Any of these could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Our Class A Ordinary Shares

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.

Prior to our initial public offering in April 2024 (“IPO”), we were a private company with limited accounting personnel. Furthermore, prior to the IPO, our management has not performed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm did not conduct an audit of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud.

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our Class A Ordinary Shares.

Currently, we are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify material weaknesses and deficiencies in our internal control over financial reporting. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis”.

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Class A Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from Nasdaq, to regulatory investigations and to civil or criminal sanctions.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company”, as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have already adopted certain new and revised accounting standards based on transition guidance permitted under such standards. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We will incur substantial increased costs as a result of being a public company.

We will continue to incur significant legal, accounting, and other expenses as a public company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our Board or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (a) the last day of the fiscal year in which the fifth anniversary of the completion of our IPO occurs; (b) the last day of the fiscal year in which we have total annual gross revenue of at least US$1.235 billion; (c) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which means the market value of our Class A Ordinary Shares that are held by non-affiliates is US$700.00 million or more as of the last business day of our most recently completed second fiscal quarter; and (d) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of some, but not all, of the available exemptions. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company”, or until five years following the completion of our IPO, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

Any trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

The trading price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, which could result in substantial losses to investors.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalized company with relatively small public float after our IPO, we may experience greater stock price volatility, lower trading volume and less liquidity than large-capitalized companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices due to factors beyond our control. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

(a)	actual or anticipated fluctuations in our revenue and other operating results;

(b)	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

(c)	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

(d)	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

(e)	additions or departures of key personnel;

(f)	release of lock-up or other transfer restrictions on our issued and outstanding equity securities or sales of additional equity securities; and

(g)	potential litigation or regulatory investigations.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business, financial condition, results of operations and prospects.

Our dual-class voting structure will limit your ability to influence corporate matters requiring shareholder approval, and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Our authorized share capital is divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to 10 votes per share. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

As at the date of this Annual Report, Siaw Tung Yeng, Teoh Pui Pui, Siaw Tun Mine, and Denis Christopher Nyam Ngian Kwong beneficially own all of our then issued and outstanding Class B Ordinary Shares. These Class B Ordinary Shares constitute approximately 35.0% of our total issued and outstanding share capital and approximately 84.3% of the aggregate voting power of our total issued and outstanding share capital. As a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares will have considerable influence over corporate matters requiring shareholder approval, such as election of directors, amendment of constitutional documents including our amended and restated memorandum and articles of association, and significant corporate transactions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our Company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our Company and may reduce the price of our Class A Ordinary Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

Our management has broad discretion to determine how to use the funds raised in our IPO and may use them in ways that may not enhance our results of operations or the price of our Class A Ordinary Shares.

We anticipate that we will use the net proceeds from our IPO for working capital and other corporate purposes. See “Use of Proceeds.” However, our management will have significant discretion as to the use of the net proceeds to us from our IPO and could spend the net proceeds in ways that do not improve our results of operations or enhance the trading price of our Class A Ordinary Shares. The net proceeds from our IPO may be placed in investments that do not produce income or that lose value. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. We may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

As we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our Board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer Board members will be exercising independent judgment and the level of Board oversight on the management of our company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominations committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters and have appointed a nominations committee. We may, however, consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Although our Class A Ordinary Shares are currently listed on the Nasdaq Capital Market under the symbol “MNDR,” we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market.

In order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

(a)	a limited availability for market quotations for our Class A Ordinary Shares;

(b)	reduced liquidity with respect to our Class A Ordinary Shares;

(c)	a determination that our Class A Ordinary Shares are “penny stock”, which will require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

(d)	a limited amount of news and analyst coverage; and

(e)	a decreased ability to issue additional securities or obtain additional financing in the future.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our Articles of Association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of the Company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Advance notice of not less than seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of, at the time when the meeting proceeds to business, at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in the Company entitled to vote at such general meeting of the Company.

If we are classified as a passive foreign investment company, U.S. taxpayers who own our Class A Ordinary Shares may have adverse U.S. federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

(a)	At least 75% of our gross income for the year is passive income; or

(b)	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the current and projected composition of our income and assets (including the amount of cash we raise in this offering), and the expected value of our assets, including goodwill, which is based in part on the expected price of our Class A Ordinary Shares in the offering, we do not expect to be a PFIC for the current taxable year. However, because PFIC status is determined on an annual basis, and therefore our PFIC status for the current taxable year and any future taxable year will depend upon the future composition of our income and assets, there can be no assurance that we will not be a PFIC for any taxable year.

If we are a PFIC for any taxable year (or portion thereof) during which a U.S. taxpayer holds Class A Ordinary Shares, we generally would continue to be treated as a PFIC with respect to that U.S. taxpayer for all succeeding years during which the U.S. taxpayer holds such Class A Ordinary Shares, even if we ceased to meet the threshold requirements for PFIC status. In such case, such a U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. We do not intend to provide the information that would enable investors to make a qualified electing fund election that could mitigate the adverse U.S. federal income tax consequences should we be a PFIC. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of owning and disposing of Class A Ordinary Shares if we are to become classified as a PFIC.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Item 10 Additional Information—E.Taxation— United States Federal Income Tax Considerations.”

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we make a liquidating distribution, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and our company to claims, by paying public shareholders prior to addressing the claims of creditors.

We cannot assure you that claims will not be brought against us for these reasons. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or its share premium account, provided that in no circumstances may a dividend be paid out of the share premium account if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Our Company and any director or manager of the Company who knowingly and willfully authorizes or permits any distribution or dividend to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would commit an offense and may be liable to a fine of Cayman Islands dollars 15,000 and to imprisonment for five years in the Cayman Islands.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the U.S. and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, as amended and by the Companies Act (As Revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, officers and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the English courts are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the U.S. federal courts. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws; and (ii) in original actions brought in the Cayman Islands, to impose liabilities predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Currently, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult or impossible for a shareholder to bring an action against us or against these individuals outside of the United States, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, a list of the current directors of the company, the register of mortgages and charges and any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors are not required under our amended and restated memorandum and articles of association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in the United States.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History

Our Group’s history began in 2016 when we were founded by Dr. Siaw Tung Yeng and Dr. Teoh Pui Pui along with a group of doctors in Singapore with considerable experience in healthcare, government policy and IT. We launched our MaNaDr mobile application in October 2016 and our website in January 2019. Since September 2023, our MaNaDr mobile application and website have a global reach and we had active users from more than 18 various jurisdictions across the world, including Singapore, Vietnam, Malaysia, Australia, India and the Philippines.

Our Company was incorporated in the Cayman Islands on July 28, 2016, under the Companies Act as an exempted company with limited liability. Our authorized share capital is US$50,000 divided into 6,250,000,000 Class A Ordinary Shares and 6,250,000,000 Class B Ordinary Shares, with par value of US$0.000004 each.

Corporate Structure

The structure of our Group as at the date of this Annual Report is as follows:

Key Milestones

The table below sets forth the key development milestones in our Group’s history.

Year	Milestones

2009	Our Group was founded

2016	Launched our MaNaDr mobile application

2018 to 2019	Our Group first expanded our operations overseas, in Australia followed by Cambodia in year 2019

2019	●	Launched our MaNaDr website
	●	Our Group was awarded the Data Protection Trustmark (DPTM) by the Infocomm Media Development Authority of Singapore (IMDA)

2020	●	Launched our MaNaShop online e-commerce platform to sell a diversified range of curated healthcare and wellness products

	●	Awarded government contracts by the Ministry of Manpower in 2020 for the provision of telehealth solutions to foreign migrant workers and patients under the COVID-19 home recovery program

2021	We launched MaNaCare, to provide comprehensive corporate healthcare and wellness services to our corporate customers

2022	We successfully raised S$13.2 million through our Series A funding, led by ICHAM Master Fund VCC – ICH Gemini Global Fund

2022	We received a Certificate of Appreciation by the Singapore Ministry of Manpower for our services rendered during the COVID-19 pandemic.

2023	●	We were awarded The President’s Certificate of Commendation (COVID-19) for our services rendered during the COVID-19 pandemic.
	●	We received a Certificate of Conformance demonstrating our conformance to the requirements of the Cyber Security Agency of Singapore (CSA) Cyber Security Certification Cyber Essentials mark
	●	Our subsidiary in Vietnam was established.
	●	In April 2023, we launched of AI Facescan marked the beginning of remote monitoring and assessment by utilizing transdermal optical technology.
	●	On November 1, 2023, we launched of MaNaDr’s Tier 1 Clinic Management/Electronic Medical Record System allowed for continuity of care across our network of healthcare providers.

2024	●	On April 12, 2024, our Company completed its IPO of 2,250,000 Class A Ordinary Shares.
	●	Our subsidiary in Malaysia and Indonesia were established.
	●	In June 2024, we opened MaNaPharma Boutique Pharmacy, featuring an AI skincare technology to offer personalized skincare solutions. In the same month, we launched MaNaDr’s AI-Powered Health Operating System (OS) and Weight Management Program 2, offering GLP-1 injectables.
	●	On July 19, 2024, we received the 2024 Brands For Good Distinction Award in the category of Technology For Good.
	●	In July 2024, we launched of AI search within MaNaDr ecosystem marked the beginning of delivering personalized and predictive care to our patients.
	●	In October 2024, we appointed Dr. Lun Kwok Chan as Chief Data Analyst, leading AI-driven data initiatives to enhance care delivery.

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Corporate Information

Our principal executive offices are located at 2 Venture Drive, #07-06/07 Vision Exchange, Singapore 608526. Our telephone number at this address is +65 6222 5223. Our registered office in the Cayman Islands is located at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman, KY1-1002, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. We maintain a corporate website at https://manadr.com/. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

B. Business Overview

Overview

We are a leading telehealth solutions provider in Singapore in terms of various matrices, such as the number of patient consultations per day and the ranking of our mobile application, according to Frost & Sullivan  . According to Frost & Sullivan, we are amongst the fastest-growing telehealth solutions providers in Singapore.

We provide our services on our MaNaDr platform, which is accessible via our mobile application and website. We seek to build a 360-degree holistic healthcare ecosystem supported by a global community of healthcare providers, with the mission to make healthcare simple and seamless, instantaneous, affordable and available to the masses. We serve both the community of users, by offering personalized and reliable medical attention to users worldwide, as well as the community of healthcare providers, by allowing them to have a broader reach to users through virtual clinics without any start-up costs and the ability to connect to a global network of peer-to-peer support groups and partners.

Our MaNaDr platform is a platform designed and created by doctors, for doctors and users. We were founded by a team of doctors with the aim of harnessing the power of IT and with a problem-solving centric approach to address global healthcare concerns and issues such as inequalities and inaccessibility in healthcare, complexities in obtaining correct healthcare in a timely manner, confusion due to the wide range of healthcare products and services available, and the global healthcare burden of obesity and chronic diseases.

The diagram below illustrates how we have developed our business with the aim of addressing each of these global healthcare concerns and issues, and this problem-solving approach is one of our Group’s key unique features and competitive strengths:

● Inequalities in healthcare: We have set up one of the smartest integrated all-in-one patient care-centric platforms in the region to deliver affordable care to users. We have managed to offer affordable healthcare through the use of technological tools, as we have incorporated AI, smart logic and algorithms to simplify the entire consultation process, at a price point that does not compromise the quality of care afforded. The simplification of the teleconsultation process has allowed us to offer instantaneous care to our users round-the-clock. We also have an Al-driven platform that routes the patients to the relevant pool of healthcare providers and have one of the fastest response times in Singapore and globally, according to Frost & Sullivan. The quality of care is further bolstered by the fact that our MaNaDr platform is supported by a trusted network of healthcare professionals both in Singapore and the region, many of whom are part of the personal network and contacts of our doctor-founders, Dr. Siaw Tung Yeng and Dr. Teoh Pui Pui.

● Inaccessibility in healthcare: To alleviate inaccessibility in healthcare encountered, we have capitalized on the ubiquity of mobile technology and the rise in social platforms to set up MaNaForum, which is a social forum with multimedia capabilities within our MaNaDr mobile application, to empower our users and providers from all around the world to share and transmit information on medical conditions, interact with one another freely and ask questions at no charge. MaNaForum is supported by doctors, healthcare professionals and other key players in the healthcare sector such as dieticians and gym instructors. Furthermore, the reach on our MaNaDr platform extends to countries in the APAC region and according to Frost & Sullivan, we are the only telehealth solutions company based in Singapore that provides integrated smart health-tech service in the APAC region. It has also broadened access to healthcare to many in Singapore and the region, with many users in our ecosystem being able to post questions freely on various topics ranging from the pandemic, health and medical conditions and symptoms, fitness and to preventive care such as weight management.

● Complexities in obtaining correct healthcare in a timely manner: To break down and simplify the complexities in healthcare faced by users, we seek to provide simplified care. This is achieved by breaking down barriers in time, place, and space with the setting up one of the smartest 24/7 virtual care ecosystems and support groups, according to Frost & Sullivan, to help users navigate the complexities faced in receiving correct and timely care. The platform is centered on providing trusted care to users, with users being automatically routed to the same doctor to ensure continuity of care and comprehensive healthcare, thereby bridging the gap between a teleconsultation and physical consultation process. Users also have ready access to a panel of healthcare professionals across various healthcare disciplines on the platform, which greatly simplifies the delivery of healthcare as users are able to find the right care timely and with ease. As opposed to waiting weeks or months for a physical appointment or a referral to a specialist doctor, we can provide our users with the right care within hours whenever or wherever they are in the world, without them having to leave their homes. The platform enables users to be provided with comprehensive and continuous care from their primary care doctors who act as their gatekeepers and can help them navigate the increasingly complex healthcare system, and yet have access to a pool of specialist doctors in the event they require specialist medical attention.

● Confusion due to the wide range of healthcare products and services available: With the volume of healthcare products and services available on the market, users often face difficulties in finding the products and services they need, which could result in confusion and adverse outcomes. To address this, we have set up a web store, MaNaShop/MaNaStore, containing curated   products and services from reliable suppliers and service providers worldwide, so as to deliver quality trusted products to users at affordable prices. We offer targeted products which meet our quality standards for our users across different genders and age brackets to address their specific healthcare and wellness needs. MaNaShop/MaNaStore utilizes smart logic and algorithms to allow users to navigate through the online store and locate what they require with ease. We have also incorporated a QR code into some of our key products, to allow users to access further information on any associated health or medical conditions that the product seeks to address, as well as access to doctors via consultation with just a scan. There is also a 24/7 customer support service to ensure timely delivery of orders placed and to address any questions that users may pose.

● Global healthcare burden of obesity and chronic diseases: To alleviate chronic healthcare conditions, we have identified the needs of users and developed a 360-degree healthcare ecosystem offering holistic, comprehensive, continuing and long-term preventive and pre-emptive care centered around such needs. The ecosystem is supported by a community of healthcare providers, patient support groups, healthcare coordinators, pharmaceutical companies and paramedical service providers whom we partner with. We have also incorporated technological tools like AI, smart diaries for patients to monitor their healthcare journey, smart devices, AI Facescan function in our MaNaDr mobile application and care pathway, or clinical care pathway, a set of guidelines that outline recommended steps and timeframes for managing and treating a specific medical condition or procedure to establish a standardized and efficient approach to the delivery of care, as part of the treatment and care regime. According to Frost & Sullivan, we are a pioneer in the APAC region, spearheading the building of a comprehensive weight management ecosystem that aims to target over 60% of users on our MaNaDr platform who access the “Consult Weight Management” function on our MaNaDr platform and who are overweight. Since the launch of the comprehensive weight management system in December 2022, most of the participants in our weight management program achieved the weight loss target set by our doctors as at June 30, 2024.

As our founding team and management comprise doctors and other healthcare providers, we believe that we have an in-depth understanding on the needs of healthcare providers seeking to venture into providing healthcare solutions virtually and are able to readily tap on our network of doctors in Singapore, Malaysia and the region, to onboard them onto our platform. Our MaNaDr platform facilitates access to a global network of peer-to-peer support groups and partners, which we believe has contributed greatly to the steady growth in the number of healthcare providers that have been onboarded.

Our platform and services have also been widely adopted in Singapore and was expanded during the COVID-19 pandemic in partnership with Singapore’s Ministry of Health and Ministry of Manpower, and with the support and endorsement from doctors, corporate partners and the public sector in both Singapore and Malaysia. We worked closely with the Singapore health authorities in the fight against COVID-19. In recognition of our efforts, our Company was awarded the President’s Certificate of Commendation (COVID-19) and our founders, Dr. Siaw Tung Yeng and Dr. Teoh Pui Pui were awarded the Public Service Medal (Pingat Bakti Masyaraka) (COVID-19) by the President of Singapore in 2023.

We launched our mobile application in October 2016 and the website in January 2019. Our MaNaDr mobile application is streamlined to provide users with ready access to healthcare and medical providers, and was designed and created by a team of doctors who have an extensive understanding of users’ healthcare needs and preferences. Through our mobile application, we offer our users with a range of seamless and hassle-free telehealth solutions, which encompasses teleconsultation services, including the issuance of electronic medical certificates and delivery of medications to users’ homes, as well as other personalized services such as weight management programs which, according to Frost & Sullivan, are offered at the most affordable price points in Singapore based on the cost of standard consultation.

We believe that we have established a comprehensive ecosystem which connects healthcare needs and services in a single platform. We have achieved a global reach on our mobile application and website and as at June 2024, we had active users from more than 18 various jurisdictions across the world, including Singapore, Vietnam, Malaysia, Australia, India and the Philippines  . We had onboarded more than 700 Singapore clinics and more than 1,500 medical professionals comprising GPs, specialized and allied health providers  . As at June 30, 2024, we had more than 1 million registered users on our MaNaDr platform  , having grown from a handful of registered users since our inception in 2016. The specialists available through our platform include most major medical and surgical disciplines, such as cardiologists, dermatologists, endocrinologists, gastroenterologists, internal medicine specialists, obstetricians & gynecologists, otorhinolaryngologists, psychiatrists and urologists.

Users can connect with doctors from either our in-house team or one of the clinics in our network of service providers through the mobile application to chat in real-time via the in-application video call and text messaging function, as well as to send photos or videos to the doctors as part of the teleconsultation process. During the COVID-19 pandemic, we also provided services for supervised tele-ART tests with a certified ART supervisor over video calls on our MaNaDr mobile application, as well as for COVID-19 PCR home swab tests by our team of certified medical professionals comprising doctors and nurses.

Our MaNaDr platform also provides users with easy access to a variety of products and services through MaNaShop/MaNaStore, our online e-commerce platform for B2C sales of medical, pharmaceutical and other health products, such as OTC medications, vitamins and supplements. Services such as medical screenings and procedures including vaccinations, serology tests and swab tests are also offered. We also generate revenue by selling healthcare and wellness products under a direct sales model and also from earning commissions from third-party vendors under an online marketplace model. In addition, we have also set up MaNaPharma in January 2017 to engage in offline B2B sales of pharmaceutical products and medical devices to other clinics and healthcare providers in Singapore.

Our Group also operates the MaNaDr Clinic, which is a brick-and-mortar GP clinic located in Singapore with an in-house medical team comprising one doctor and three other medical professionals as of June 30, 2024  . It provides consultations and family doctor services, as well as geriatric care, health check-ups and other services for users who prefer in-person consultations and services, and also specializes in gender-affirming care.

In January 2023, we launched MaNaCare, a one-stop employee flexi-benefits platform offering affordable and accessible healthcare and wellness solutions for employees of our corporate customers, who will be able to access the full suite of products and services offered on our MaNaDr platform, ranging from general practitioners, specialist and allied healthcare panel services to teleconsultations, in-person clinics, on-site health screening, online marketplace and wellness programs.

We also collaborate with other consumer healthcare service providers such as physiotherapy and fitness centers, dieticians, eyecare professionals, mental health professionals, fertility specialists and aesthetic care. Through the comprehensive suite of products and services, we believe that we have developed a one-stop platform that connects users with an accessible and affordance range of healthcare and wellness solutions, and these have enabled us to establish a 360-degree healthcare ecosystem through which users are able to enjoy online and offline healthcare resources.

We have made progress in enhancing our digital healthcare capabilities by developing a robust health operating system. This platform integrates features that streamline various healthcare services to improve overall efficiency. Additionally, we are leveraging Generative AI, designed to enhance provider decision making, streamline processes, and deliver personalized experiences. Our Practice Management System further improves provider efficiency, enabling better patient engagement and streamlining workflows. As part of our commitment to enhancing patient care and provider efficiency, we have focused in developing a shared electronic health record (EHR). This system enables seamless data integration across various healthcare services, allowing providers to access patients’ clinical records securely and efficiently. By centralizing patient records, we aim to improve care coordination, reduce redundant tests, and enhance decision making for healthcare providers, ultimately leading to better patients outcomes.

Our Mission

To be our users’ trusted companion on their lifelong healthcare journey by providing a seamless healthcare experience from start to finish, which is affordable, accessible and easy to understand to both users and healthcare providers.

Our Strengths

We believe that we are well-positioned to achieve our strategic goals through several key business strengths, including the following:

Leading position in Singapore’s rapidly growing telehealth solutions industry

We are a leading telehealth solutions provider in Singapore in terms of various matrices, such as the number of patient consultations per day and the ranking of our mobile application, according to Frost & Sullivan. According to Frost & Sullivan, we are amongst the fastest-growing telehealth solutions providers in Singapore.

As a result of developments in mobile Internet technology and AI, and greater access to such technology in the telehealth solutions industry, Internet healthcare is expected to further disrupt the traditional healthcare services industry and trigger a shift in how users seek and receive healthcare services in Singapore and globally. Since the launch of our mobile application and website in 2016 and 2019, respectively, we had recorded more than 1,000,000 registered users on our mobile application and more than 40,000 registered users on our website as of June 30, 2024  .

On the back of the rapidly growing telehealth solutions industry, increasing disposable income, rising healthcare awareness and improving Internet technologies, the Singapore telehealth solutions market is poised for significant growth to meet the demand for efficient and quality healthcare services. As a leader in Singapore’s telehealth solutions industry, we believe that we are well-positioned to benefit from the rapid growth of this industry by accelerating user acquisition and business expansion. We believe that the comprehensive ecosystem that we have established, as well as the range and ease of access of the healthcare and wellness solutions that we offer, present unique value propositions for our users (both individuals and corporate customers) as well as our service providers, and are crucial to the continual growth of our business, for the following reasons:

● General Users: Our platform offers a one-stop portal for users to access extensive online and offline healthcare resources in a cost-effective and convenient manner, and user experience that is remarkably different from the traditional medical experience. Users can easily access our mobile application for teleconsultation and other telehealth solutions. Additionally, we integrate offline services and products and offer a variety of services to address the different needs of our users. Our online e-commerce platform, MaNaShop/MaNaStore, offers a wide range of selected healthcare products with timely delivery of products purchased. A growing community of users has also developed on MaNaForum, whereby users can also post their questions on various health topics and issues, which will be answered by our panel of doctors and other healthcare providers at no charge. We also create and maintain a personalized e-health profile for each user, which allows us to track and manage their health to improve and maintain their health status.

● Service Providers: Taking advantage of our growing user base and understanding of our users, we channel our users to hospitals, clinics and other healthcare institutions in our network based on their needs and create monetization opportunities for pharmacies, retailers and distributors via our MaNaShop/MaNaStore as they benefit from the user traffic and an additional revenue source through sales on our platform. We lower the user acquisition costs for such service providers, and also help to increase awareness and generate publicity for the various services provided at healthcare institutions.

● Corporate Customers: We offer health membership plans and consumer healthcare service packages for employers to reduce their healthcare spending while at the same time offering convenient, affordable and quality healthcare to their employees under MaNaCare. MaNaCare offers a comprehensive range of corporate healthcare and wellness services, including GP, specialist and allied healthcare panel services, tele-consultation, in-person clinics, on-site health screening, online marketplace and wellness programs. We also collaborate with insurance companies to provide policyholders with value-added healthcare services complementary to the insurance products, so as to reduce costs.

Multi-faceted business model that offers a one-stop portal connecting our users with both online and offline healthcare resources

Our multi-faceted business model positions us as a one-stop portal to the healthcare ecosystem, connecting users to online and offline healthcare resources. We offer a comprehensive suite of medical-related and other services including teleconsultations and health check-up services, vaccinations, skin and aesthetics services and other services on our MaNaDr platform and at the MaNaDr Clinic. In addition, we engage in B2C sales of medical and other health products on the MaNaShop/MaNaStore online e-commerce platform to our users, B2C sales of pharmaceutical products and medical devices to other clinics and healthcare providers through MaNaPharma, as well as provide corporate healthcare and wellness services via MaNaCare to corporate customers.

We recognize the varying needs of our users – both when they are in need of medical care and when they want to stay healthy. In response to users’ needs, we offer family doctor services, including online consultation services provided primarily by our in-house team, with a primary focus on common and chronic illnesses, as well as hospital referral and appointment services. Such services can be accessed both online through the mobile application and website, and offline at the physical brick-and-mortar MaNaDr Clinic. Our MaNaShop/MaNaStore online e-commerce platform collaborates with third-party delivery couriers via our own platform to provide timely deliveries to our users in Singapore.

We believe that the range of online and offline services and product offerings enables us to better serve our users and to bridge the gap between them and quality healthcare service providers. Our analysis of user behavior and demand also allows us to optimize and expand service offerings and enhance user engagement on our platform. Users are able to create a personalized e-health profile that will be continuously updated and improved with new user functions throughout their lifetime, which is intended to form an integral part of their active health management on our MaNaDr platform. Through in-depth user understanding and a comprehensive network of healthcare providers across most medical disciplines, our MaNaDr platform is able to optimize the use of medical resources by matching users with doctors and physicians with the relevant expertise. To enhance user engagement, we have also created an online social platform, MaNaForum, for our base of global users to post questions anonymously on various health topics and issues, which will be answered by our panel of doctors and physicians. It also provides a platform for users having similar healthcare needs or problems to exchange opinions and ideas. According to Frost & Sullivan, we have set up one of the smartest 24/7 virtual care ecosystems and support groups to help users navigate the complexities faced in receiving correct and timely care. According to Frost & Sullivan, we operate Singapore’s only in-app live group chat service via MaNaChat, the 24/7 customer support service, and have one of the fastest response times in Singapore and globally to support users, and hosts the region’s only in-app drug support and discussion group via MaNaForum, where users can organize bulk purchases of drugs, discuss matters relating to the purchase of drugs, as well as the uses, side effects, and latest news on drugs. We believe that our healthcare ecosystem creates value for both healthcare service providers and users alike, in addition to providing convenient online and offline access to a wide range of medical services and cost-effective solutions.

Innovative technological solutions empowered by an experienced in-house medical team

We have digitalized all of our core operations, building a full suite of digital operations systems solutions to ensure end-to-end quality control from procurement to fulfilment and delivery for the MaNaShop/MaNaStore online e-commerce platform and offline sales, teleconsultation services, issuance of electronic medical certificates, home delivery of medications, new product reviews to user feedback. For example, we employ technology for accurate demand forecasting to help us ensure the stability and quality of our product supply while increasing inventory turnover rates, and the data insights that we can gain also help us with upstream supplier selection and product selection.

We offer 24/7 quality teleconsultation services with minimal waiting time through our self-developed mobile application, which also allows optimizing of delivery routes by matching the closest clinic from our network of service providers to the user, such that the prescription submitted by the doctor following the teleconsultation will be quickly fulfilled by the dispatch and home delivery of the medications. We are also able to improve user engagement, repurchase rates, order size and user lifetime value by creating precise user preference profiles, optimizing product offerings and categories, and consistently enhancing personalized search functions and recommendations. One key feature that we have introduced to increase user engagement is the AI Facescan function on the mobile application, which allows users to know what their estimated vitals are, simply with a basic scan of their face by their phones. This is useful for one to monitor one’s own health condition, as well as for users to describe their condition to their physicians. We work with a Toronto-based technology firm that holds an award-winning and patented contactless smartphone-based blood pressure measurement technology known as transdermal optical imaging, which allows for changes in blood flow to be captured using light and the translucency of human skin, using simply the conventional camera in users’ mobile devices, to provide the AI Facescan function to our users.

In addition, as part of the MaNaCare program offered to corporate customers, we provide digital solutions such as automated and real-time administrative processing and claims management, and cashless payment services which eliminates the need for employees to first make payment before submitting claims for reimbursement. The digitization of our business enables us to optimize and provide positive user experience for both our users as well as our suppliers and service providers, which we believe has contributed to the continuous expansion of our user base and supply chain. As a result, we deeply value and will continue to invest in innovative technological solutions.

Our technology infrastructure is supported primarily by our in-house tech and medical team, and supplemented by our network of clinic service providers. We have adopted stringent hiring and screening procedures, and provide ongoing professional training for our medical staff. We believe that our dedicated in-house medical team and standardized consultation protocols also enable us to effectively deliver reliable and high-quality services, which further enhances the user experience. As of June 30, 2024, the medical team comprised more than 1,500 doctors and allied healthcare professionals.

Comprehensive service offerings that maximize user interactions and engagement

We believe that our success depends on the ability to serve users both when they are in need of medical care and when they are healthy, through a comprehensive range of medical-related and other service offerings. By addressing our users’ full range of healthcare needs, we maximize our user interaction frequency, which in turn increases user engagement and stickiness throughout our users’ lifetimes. We believe that consistently high-quality user experience is critical to increasing traffic on our website and mobile application.

We offer our users a comprehensive range of family doctor services, which includes consultation, treatment, as well as healthcare and wellness programs. Additionally, we offer a wide spectrum of other types of services such as the sale of products like OTC medications, vitamins and supplements. We also provide services such as medical screenings, and procedures such as vaccinations, serology tests and swab tests to users via MaNaShop/MaNaStore, our online e-commerce platform. MaNaShop/MaNaStore offers a wide variety of healthcare and wellness products and services, and we recommend products of potential interest based on the user’s profile, history of interactions, and other users’ data. Furthermore, we offer relevant health and wellness information via MaNaForum. We have also implemented interactive reward plans and customer referral plans that are intended to stimulate constant user engagement with our MaNaDr platform for purposes of maintaining user loyalty and increase our user base. Through frequent interactions that are of consistent quality, we believe we can build trust and user loyalty in order to facilitate the adoption and consistent participation in our ecosystem which, in turn, broaden our user base and strengthen user engagement.

Rapidly growing and diversified monetization channels

We have demonstrated our ability to monetize our large and increasingly diversified user base, and sustain our growth from diverse medical and wellness segments, through the (i) MaNaDr website and mobile application and the provision of consumer teleconsultations, medicine, appointments and e-medical certificate services, (ii) MaNaShop/MaNaStore, the e-commerce platform for B2C sales of products and services to users, (iii) MaNaDr Clinic, which offers a comprehensive list of medical services for users who prefer in-person consultations and services, (iv) offline B2B sales of pharmaceutical products to other clinics and healthcare providers and provide health check-up services to our users and (v) MaNaCare, a one-stop employee flexi-benefits platform offering affordable and accessible healthcare and wellness solutions for employees of corporate customers. With the expansion of the suite of products and services offered on our MaNaDr platform, our total revenue had also correspondingly increased by approximately 77.2%, from US$7.9 million in the year ended June 30, 2023. to US$14.0 million in the year ended June 30, 2024.

We maintain a balanced mix of medical and wellness offerings that are highly sought after, and those that are designed to meet both the general and specific healthcare and wellness needs of the public. As user traffic on the website and mobile application increases and our user base grows, more partners and third-party service providers will be attracted to join our network and create monetization opportunities, which further enhances our capabilities to serve our users and our competitiveness in the telehealth solutions industry.

Strong management team with both technology and medical experiences

We benefit from the leadership of our management team that combines in-depth understanding of the technology industry in Singapore and the APAC region with expertise in Singapore’s medical and healthcare industry. This integration has enabled us to become a leading telehealth solutions provider in the Singapore telehealth solutions market with innovative AI-driven mobile solutions.

Our executive officers have an average of over 25 years of relevant industry experience. Dr. Siaw Tung Yeng, our Co-Founder and Co-CEO, has a wealth of experience in healthcare and medical informatics. He laid the foundation for the conceptualization, development and commercialization of MaNaDr. He has been complementing his work as a Senior Consultant Family Physician with knowledge and experience in IT and healthcare and medical informatics for more than 30 years and had previously worked with the Ministry of Health of Singapore to implement IT systems and solutions. He also sits on various task forces and advisory committees of the Ministry of Health of Singapore and is actively involved in the strategic planning of medical informatics programs. He is also a member of the National Telemedicine Advisory Committee (NTAC) and sits in the Singapore Medical Council (SMC) Disciplinary Tribunal currently. Prior to founding MaNaDr, he was also the Chief Information Officer of Healthway Medical Group.

Dr. Teoh Pui Pui, our Co-Founder and Co-CEO, is a pioneer in the telehealth solutions industry in Singapore. In 2020, she led a group of doctors, working closely with the Ministry of Health of Singapore and Migrant Workers’ Centre, to form the frontline forward triage medical care for foreign migrant workers during the peak of the COVID-19 outbreak in the dormitories in Singapore and spearheaded an island-wide roll out of tele-monitoring devices to the dormitories as part of the chronic care management and disease surveillance.

Both of our founders, Dr. Siaw Tung Yeng and Dr. Teoh Pui Pui, were previously awarded the Public Service Medal (Pingat Bakti Masyaraka) (COVID-19) by the President of Singapore in 2023, in recognition of their contributions to public service during the COVID-19 pandemic.

Our Strategies

Expand our user base and systematically enhance our user engagement, including through technological tools, to strengthen our market position

We plan to continue to expand our user base through natural traffic, external marketing and promotional activities. Expansion through natural traffic will be achieved by word-of-mouth resulting from more comprehensive service offerings and high service quality, changes in user behavior and improved brand awareness. Expansion through external marketing will be achieved by the acquisition of new users through mobile application stores, as well as online and offline marketing activities.

We intend to further enhance our user engagement through further developing data-driven and predictive healthcare services to actively engage our users in their daily lives and further simplify their healthcare journey, such as by incorporating smart predicative AI into the mobile application and website to deliver the correct healthcare to our users on a round-the-clock basis, as well as build-in predictive and pre-emptive care automated by AI to prompt and alert the users round the clock with daily healthcare reminders and alerts. We also maintain a focus on delivering personalized and customized care to our users by allowing users to adjust and personalize their health goals.

We also intend to invest in the development of Internet of Medical Things (IoMT), which refers to a network of medical devices and applications that can connect to health care IT systems using networking technologies. Users can wear such medical devices, which contain heart rate monitoring and blood pressure sensors, with the information gathered transmitted to a cloud that can generate health reports to be reviewed by doctors. Such technology has the effects of enhanced patient care, improved workflow efficiency, better medication management and increased patient engagement and can also bring about potential cost savings to users.

We will also scale up MaNaForum into a global social forum beyond APAC to serve the healthcare needs of users across the world. To deepen user engagement, we intend to leverage on innovative algorithms and incorporate short clips and smart videos based on users’ interests and state of health. We also intend to employ AI tools to provide a bridge between individual users and the global community of patients and providers with similar health issues and health interests as themselves.

In addition, with the anticipated growth in our user base, we also plan to implement blockchain technology in the next phase for decentralized storage of user data, thereby allowing users greater control over their personal information.

To strengthen our market position, we intend to continue expanding on our key strengths in providing telemedicine services and creating a wellness marketplace. We also intend to develop a next-generation healthcare operating system that will aim to link service providers with patients through various tools, features and services including AI-forward Triage & Companion, physicians’ support network, continuous medical education (CME) programs, clinic management systems, and blockchain patient electronic health records (EHRs).

We believe that these tools, features and services, together with an AI-enabled tele-monitoring and allocation system, will enable us to develop a healthcare operating system that can intuitively connect patients with their healthcare services or providers instantly, through faster and smarter allocations. We aim to develop a system that will achieve a more seamless and instant connection from patients to providers by enhancing our existing smart virtual clinics with better predictive and preventative healthcare that will be supported by, amongst others, AI face scans and AI-enabled follow-up care. We believe that such a healthcare operating system will reduce the administrative resources required and also increase patient compliance with their medical treatment plans.

Expand our service and product offerings to cover the healthcare value chain

In addition to increased user engagement, we intend to further improve user stickiness through expanding service offerings to serve differentiated user needs on our platform and improving the quality of the products and services offered on our MaNaDr platform.

We plan to offer a broader range of healthcare services and products along the healthcare value chain, help our corporate clients organize targeted campaigns promoting both products and services, as well as organize workshops and seminars that target medical professionals so as to increase the brand awareness and stickiness of MaNaDr within the medical community. We will also continue our curation for quality healthcare products and services across the globe for our users so as to further improve our product offerings available on MaNaShop/MaNaStore.

Building on the personalized care program that we have established for users who are keen to embark on a weight management journey, we intend to roll out a similar program to manage other chronic diseases such as diabetes as well as mental health conditions.

In addition to improving user stickiness, we believe that by offering a broader range of service and product offerings across the healthcare value chain will enable us to deepen the connection with healthcare industry stakeholders and integrate them into our ecosystem. The development of long-term strong business relationships with these industry stakeholders, including healthcare and other service providers, will correspondingly enable us to attract new users who will utilize our MaNaDr platform to gain access to these stakeholders on a global level.

Seek merger and acquisition opportunities and partnerships to add scale and diversify our business through new capabilities and services

We intend to continue to grow our user base, expand our service offerings and optimize our ecosystem through selected partnerships, investments, and acquisitions covering our comprehensive medical and wellness service offerings. We also intend to enhance our technological leadership by building additional features to our platform to improve patient data security and integrity, including adding connectivity with other payors such as insurers and corporate payors, establishing integration with major accounting and human resource management software, building clinical information systems, establishing inter-operability with health monitoring devices, as well as introducing AI-enabled medical companion and medical decision support systems that are built on blockchain databases. Further, we plan to recruit experienced IT professionals and acquire domestic and overseas companies with advanced technology and service solutions. We are also looking into establishing partnerships with other pharmacies to diversify our offerings.

Additionally, we plan to expand our existing reach in certain countries in the APAC region (such as Malaysia, the Philippines, Vietnam and Australia) and also expand our reach to other countries in the APAC region (including Cambodia, New Zealand, Thailand and Indonesia), through strategic partnerships, investments, mergers and acquisitions. We believe that we can replicate our business model in these countries to address their healthcare services industry issues and unmet healthcare demands effectively and efficiently. We plan to collaborate with local partners to tailor our business model to complement the demographics and healthcare demands of these countries, and in particular, to increase the reach of our unique healthcare ecosystem including our weight management program and the management of major chronic diseases to countries beyond Singapore. As at the date of this Annual Report, we have not entered into any agreements in relation to the acquisition of any new business.

Our Main Business Activities

The diagram below illustrates how our MaNaDr platform is a 360-degree healthcare ecosystem which connects users and service providers through the range of healthcare services and product offerings that can be accessed through the mobile application and website:

Our Services

manaDR

360 Eco Systems

- Chronic Care
- Weight Management Care
- Pre-Diabetes Care
- Mental Care

MINISTRY OF HEALTH SINGAPORE

MINISTRY OF MANPOWER

Government Contracts

- Providing B2C services to Patients

Patients

Public Patients (B2C)

- Tele-Medicine
- Brick and Mortar Clinics

Corporate Patients (B2B)

- MaNaCare

Global Medical Community

- MaNaForum
- MaNaChat

Ecommerce Medical Store

- MaNaShop

Medical Tests and Screenings

- Laboratory
- Radiology

Providers

Healthcare Providers

- Specialists
- General Practitioners
- Allied Health

Training and Peer Support Group

- Healthcare Provider 101

Smart Virtual Clinics

- Provider Dashboard

Clinic Management System

- OtterSG

Pharmaceutical Supplier

- MaNaPharma

Empowered By

24/7 Global Patient Experience Centre

- 24/7 Customer Service
- Care Coordinator

AI Technology

- AI Facescan

Patients Personalized Diary

- My Lifestyle Diary
- Smart Device Integration

24 Hours Fulfilment Hub

- Medications
- OTC Products

10

Our MaNaDr platform is a one-stop healthcare ecosystem that delivers an integrated and comprehensive suite of products and services as we recognize the needs of our users, both when they are in need of medical care and when they want to stay healthy. Building upon an integrated technology platform, professional in-house medical team, network of quality clinic service providers, diversified and evolving range of product and service offerings, sophisticated consumer engagement strategies and well-established distribution channels, the healthcare solutions offered on our MaNaDr platform primarily encompass the following:

● MaNaDr Mobile Application: Our MaNaDr mobile application is an avenue for us to provide timely, personalized and curated care to our users. It primarily involves the provision of teleconsultation services via online video consultation, which allows users to chat in real-time with, and send photos or videos to, doctors online, as well as hospital and/or clinic referral and appointment and inpatient arrangement by our in-house medical team and doctors from our network of clinic service providers. It thereby offers users a greater measure of convenience and satisfaction.   The following screenshot shows the mobile application interface of our MaNaDr mobile application:

Our MaNaDr mobile application contains the following salient features:

■	Consult a Doctor Online: Doctors from our in-house team and from our network of clinical service providers provide teleconsultation services to our users.

■	Consult a Doctor Without Medicine: This is similar to the feature above, but is used in instances where the user is unwell but only requires a medical certificate and does not require medication. This forward triage sets us apart from our competitors.

■	Consult Weight Management: We have introduced a weight management program in view of the rising obesity rates in Singapore and the world, for users to embark on their weight management journey supported by an ecosystem of healthcare and weight management solutions, well-trained weight management providers and a community of users. Under this program, the user will be placed under a doctor who will be his adviser in his weight loss journey. The weight management tools adopted include the use of appetite-control medication and requiring the user to upload a picture of their meals every day for the doctor’s review and supervision. Notifications and personal reminders will be sent to keep users engaged and motivated throughout their healthcare journey. Apart from weight management, there are also comprehensive and tailored care solutions for users with pre-diabetes and chronic diseases to ensure that they receive the treatment and support required. According to Frost & Sullivan, we are the pioneer health and med tech player in the APAC region spearheading the building of a comprehensive weight management ecosystem that aims to target over 60% of users on our MaNaDr platform who access the “Consult Weight Management” function on our MaNaDr platform who are overweight, supported by a community comprising health care providers, patients support groups and pharmaceutical companies.

■	Pediatric Consult: This allows users to access a network of qualified and experienced doctors who are able to provide medical guidelines and answer users’ specific questions about their child’s health concerns.

■	Request Referral Memo: This allows users to consult a GP who will issue a letter to refer users to specialists if their health condition requires specialist medical attention.

■	Tele-ART: This involves the provision of real-time remote supervised self-swab ART.

■	MaNaCare: This directs users to our MaNaCare website, a one-stop employee flexi-benefits platform offering affordable and accessible healthcare and wellness solutions for employees of our corporate customers.

■	AI Facescan: This is a unique feature of our mobile application which demonstrates our commitment to technological innovation and automation to enhance the user experience. With a basic face scan that users can conduct via their mobile phones, this feature allows users to know what their estimated vitals (e.g. heart rate, breathing rate, systolic blood pressure, diastolic blood pressure, cardiac workload and vascular capacity etc.) are, which are useful for users to monitor one’s own general health and wellness.

■	MaNaForum: Clicking on the icon in the mobile application will direct users to our MaNaForum, the online forum platform, which can be accessed globally and allows members of the public to post their questions anonymously on various health topics and issues, which will be answered by our panel of doctors and physicians without any fees charged, thereby bridging the inequitable access to healthcare globally. In addition, it also allows for communities of users with similar health concerns or interests to interact and share their experience and ideas in real time.

■	MaNaChat: Our MaNaDr mobile application is also supported by a dedicated user care support center comprising a team of multilingual care coordinators to aid in the resolution of any issues that our users may have and allows users to enquire about the services that we offer on a real time basis.

■	Home Service: This allows users to arrange for a medical professional to visit their residence to provide medical services.

■	Clinic Visit: This allows users to schedule an appointment with a hospital or clinic on our network of service providers via the mobile application.

●	MaNaDr Clinic – Primary healthcare services via our brick-and-mortar clinic: We have one GP clinic in Singapore which offers a comprehensive range of primary healthcare services, including general medical consultations, treatment and management of acute and chronic conditions in both adults and children, vaccinations, and health screenings for work permit applications, as well as pre-employment health screening, children’s health services, geriatric care and minor surgical procedures. We also derive revenue from collecting transaction fees for appointments, issuing electronic medical certificates, laboratory review fees and memorandum fees. The clinic also serves as our Innovative Hub where we pioneer various models of care such as gender-affirming service and aesthetic care.

●	MaNaPharma – B2B sales to clinics and other healthcare service providers: We procure pharmaceutical products and medical devices, as well as engage in the wholesale distribution of pharmaceutical products to clinics in Singapore.

●	MaNaShop/MaNaStore – B2C sales of products and services to users: We offer a diversified and evolving range of products to users on the MaNaShop/MaNaStore online e-commerce platform (via both the website and mobile application), including healthcare products (such as medicines, health supplements, skincare, nutrition products and medical devices) and wellness products (such as personal care products and health screening packages). The products offered for sale are curated by our team of medical experts (including doctors) to ensure that the products meet the relevant quality and safety standards.

●	MaNaCare – Corporate healthcare and wellness services, which is focused on corporate customers: We provide comprehensive corporate healthcare and wellness services, ranging from GP, specialist and allied healthcare panel services to tele-consultation, in-person clinics, on-site health screening, online marketplace and wellness programs. In particular, as part of our services, there are consultants who work with our corporate customers to design a tailored health program to keep their employees healthy and engaged. We also collaborate with insurers in providing value-added services to policyholders that enable the synergistic integration of insurance and healthcare.

Collectively, we believe that our holistic ecosystem enhances the utilization efficiency of medical and healthcare resources, while providing a positive user experience.

MaNaDr Mobile Application

We offer teleconsultation services over our MaNaDr mobile application, through online consultations provided by our in-house medical team and external doctors from our network of clinic service providers. In the year ended June 30, 2024, over one million teleconsultations had been conducted on our MaNaDr mobile application  .

We commenced online consultation services to address users’ needs for cost-effective and convenient evaluation of their health and other medical conditions. The teleconsultation services comprise medical consultations and wellness consultations. Medical consultations encompass consultations for a wide range of conditions and cases, with a primary focus on common and chronic illnesses, such as hypertension, diabetes, allergies and gastroenteritis. For conditions and cases that require further examination, we generally refer the user to hospitals or specialized clinics.

We also have an Al-driven platform that routes the patients to the relevant pool of healthcare providers and have one of the fastest response times in Singapore and globally, according to Frost & Sullivan.

The screenshots below show the user interfaces on our MaNaDr mobile application during a typical online consultation session:

Online Doctor Consultation Checkout Process

Hi Edmund Chow
Find doctors
What can we do for you today?
Consult a Doctor Online
Consult a Doctor for Supervised ART
Other Services
Teleconsult
Clinic Visit
Home Service
MaNaShop
MaNaForum
MaNaChat
Consult a doctor for Supervised ART test
BOOK NOW

Select a doctor for teleconsultation

Patient Details
Consult For
Edmund Chow
Change
Reason For Consult
Cough
Pre-Existing Medical Conditions
NIL
Drug Allergies
NIL
CONTINUE

Provide the necessary information

Payment
Consultation Fee
Initial fee
S$ 0.00
Each subsequent message
S$ 0.00
Video call per minute
S$ 0.00
Payment Method
MaNaPay
S$ 0.00
Bank card
···· 7566
Change payment method
REQUEST TELECONSULT

Confirm & Request

Call ended: 37 seconds
Consult Details
Jan 21, 2022 • 11:37
Total fee
Free
New consult
Consult Request
Jan 21, 2022 • 11:38
Test
Call ended: 2 minutes 34 seconds
Consult Details
Jan 21, 2022 • 12:34
Total fee
0.00 SGD
New consult
Consult Request
Jan 21, 2022 • 12:44
test
Type a message here
Send

Video chat with the doctor

CONNECTING YOU TO YOUR TRUSTED PROVIDERS

Each teleconsultation session can last up to 30 to 45 minutes, depending on the medical issues faced by the patients. Based on the customer’s response to enquiries on their condition, the doctor provides medical recommendations, issue prescriptions, medical certificates/memos or advises the customer to schedule examinations or appointments at hospitals or clinics and upload the results to the MaNaDr system for follow-up consultations. To enhance the efficiency and accuracy of delivery of care and increase the service capacity of the doctors, we have developed tools and algorithms that simplify the consultation process. We have also adopted a user review system for users to provide ratings and feedback on his or her teleconsultation experience in order to incentivize the doctors from our in-house team and from our network of clinic service providers to improve their quality of care. Our mobile platform also allows users to access past consultation history and communicate with doctors for follow-up consultations or new consultations.

In general, teleconsultations on our MaNaDr mobile application are provided at fees ranging from US$6 to US$15 per session, depending on the type of services, and length of consultation, and the day on which the consultation is requested. Some of our online consultation services are currently covered by government medical aid schemes, or commercially by employers.

In-house Medical Team

We have more than 1,000 members, most of whom are telemedicine locums in our medical team that provide 24/7 teleconsultation support to our users as at June 2024  . They are supported by our 24/7 customer support officers who help to coordinate care and deliveries of medicine to our users.

We adopt stringent onboarding procedures for the doctors and medical assistants, which involve multiple rounds of interviews and in-role trial evaluations. The locum doctors and medical assistants are recruited through internal referrals and external recruiting. We generally select doctor candidates with strong professional and teamwork capabilities as well as experience as attending doctors in private clinics. We require our doctors to maintain relevant professional certifications. For medical assistants, we generally select candidates who possess medical-related degrees or above, adequate computer skills, strong communication skills, as well as prior working experience in private clinics.

We provide ongoing training and professional development programs for our doctors and medical assistants. These programs encompass general and specialized medical knowledge, case studies, corporate culture, and IT skills, which are designed to enhance their professional knowledge and management skills and improve their performance. For each medical specialty, we designate a leading medical expert to take charge of the professional development of our medical team. We also encourage our doctors to attend external symposiums for professional development purposes and conduct town hall meetings with all our doctors and healthcare providers on any recent mobile application updates, regulatory compliance as well as sharing of experience and tips in the remote delivery of healthcare.

We conduct daily evaluations of our in-house doctors and medical assistants in respect of their quality of service, user feedback, and efficiency. We also practice quality control with standardized internal protocols for our teleconsulting services performed by our in-house medical team. Reminders, alerts, or even warnings are being sent out on a daily basis for any lapses in services or complaints received from users.

External Network of Service Providers

Our MaNaDr platform features a function which allows external doctors to register with us so as to access our user base. As of June 30, 2024, over 1,500 doctors had registered with us through this function. Users can leave messages for these external doctors in our network who may respond at their option when they are free. External doctors registered with us are required to agree to our terms of use, pursuant to which they need to comply with both our specified work scope and quality requirements and applicable rules and regulations. In particular, external doctors are required to provide evidence of their professional qualifications for verification. We also reserve the right to modify the relevant terms regarding external doctors’ scope of service, pricing, and how services are performed in light of market trends and commercial considerations. Additionally, under our terms of use, these external doctors are obligated to indemnify us for any losses resulting from violations of their obligations under the contracts with us.

MaNaDr Clinic

As of June 30, 2024, we had one GP clinic in Singapore, which offers a comprehensive range of primary healthcare services, including general medical consultations, treatment and management of acute and chronic conditions in both adults and children, vaccinations, and health screenings for work permit applications as well as pre-employment health screening, children’s health services, geriatric care and minor surgical procedures. Its main function is to serve as our Innovative Hub where we pioneer various models of care such as gender-affirming service and aesthetic care.

MaNaPharma

We procure pharmaceutical products (including medicines and health supplements) as well as medical devices. We have a retail pharmaceutical license issued by the Health Sciences Authority of Singapore, which allows us to undertake the wholesale distribution of pharmaceutical products to clinics in Singapore. We source such pharmaceutical products and medical devices from reputable partners in Singapore and other regions in the world such as China. Our partners are selected based on our stringent standards for quality, integrity and compliance with applicable laws, regulations and practices.

We add value to the clinics and other healthcare service providers which are our users by evaluating the pricing, specifications and the latest requirements in the healthcare and medical industry to assist them in procuring pharmaceutical products and medical devices in an efficient, timely and cost-effective manner (by conducting bulk purchases on behalf of the clinics).

MaNaShop/MaNaStore

We offer a wide spectrum of healthcare and wellness-related products to fulfill the needs of our users through our online e-commerce platform, MaNaShop/MaNaStore, which can be accessed via our website and mobile application.

MaNaShop/MaNaStore offers curated (i) healthcare products such as medicines, health supplements, skincare, nutrition products and medical devices, (ii) wellness products such as personal care products and health screening packages and (iii) online services such as medical screenings and procedures such as vaccinations, serology tests and swab tests to our users. We continuously seek to add more products and services that we believe will appeal to our users and which also meet the stringent standards of quality, while focusing on establishing a balanced offering of differentiated pharmaceutical and health-related products that are able to generate high volumes of traffic.

The catalogue of products and services available on MaNaShop/MaNaStore is regularly updated in light of market trends as well as changes in consumer needs and preferences, based on the demand from the market and inputs from healthcare practitioners. Product and service offerings are carefully chosen across different categories and identify direct sales suppliers and third-party online marketplace vendors for fulfillment to supply these products and services.

The screenshot below shows the user interface of MaNaShop/MaNaStore on our mobile application and the website, respectively:

There are easy site navigation, basic and advanced search functions, comprehensive product information and user reviews and ratings on MaNaShop/MaNaStore. Such functionalities address our users’ desire to view, understand and compare products before purchasing. Revenue is also generated under this segment through omni-channel advertisements placed and published on the website and the mobile application. Users are generally allowed to modify or cancel an order at any time through the online system or customer service center before the invoice is processed for the packing of the order. We accept return or exchange requests where the wrong goods are delivered, where the dosage delivered is incorrect or where the products are defective or damaged. However, once the goods are opened and/or used by the users, they cannot be returned or exchanged.

We operate MaNaShop/MaNaStore under two business models, namely, the direct sales model (whereby we procure the products from suppliers and services from service providers, which are then sold directly to users through MaNaShop/MaNaStore) and the online marketplace model (whereby we facilitate transactions between third party vendors and our users).

We require our direct sales suppliers and marketplace vendors to supply authentic products in a timely manner and provide quality delivery and customer services to our users. Direct sales suppliers and marketplace vendors are selected based on qualification, brand, past experience with e-commerce, reliability and volume. Background checks are also performed on the suppliers and vendors before we enter into any agreement, including on the products, the relevant licenses and certifications, compliance with applicable Singapore laws and regulations and brand recognition. We may also make inquiries about the market acceptance of their products among players in the same industry.

We have also put in place stringent rules to ensure that the sales of healthcare and wellness products within MaNaShop/MaNaStore complies with applicable Singapore laws and regulations. Direct sales suppliers and marketplace vendors may be subject to penalties or termination of their operations on MaNaShop/MaNaStore if they sell counterfeit products, delay shipment or mishandle user complaints. We have established a team dedicated to the management of direct sales suppliers and marketplace vendors on MaNaShop/MaNaStore with respect to, among others, product quality, logistics and after-sales customer services. We perform checks on the products before they are listed on MaNaShop/MaNaStore, and examine samples of those products with records of complaints or low ratings. Data relating to logistics and customer services on MaNaShop/MaNaStore is monitored on a daily basis, and regular communication with the sales suppliers and marketplace vendors is maintained in order to quickly address any issues when they arise. Regular reviews are also conducted on the performance of marketplace vendors, and we have the right to terminate their operations if they remain for an extended period or have unsatisfactory user reviews.

We offer competitive pricing to attract and retain users. We seek to optimize our cost structure and create incentives for direct sales suppliers to provide us with competitive prices. Under the direct sales model, prices are set by us with reference to those on other major online retailers in Singapore and general market trends and industry dynamics. The direct sales suppliers can suggest pricing changes, but such pricing changes are subject to our consent. Under the online marketplace model, marketplace vendors have the discretion to set their own product prices, which they generally undertake to offer the best prices offered to any user. We may also offer special promotions of selected products on special occasions.

MaNaCare

MaNaCare is a one-stop employee flexi-benefits platform offered by us that aims to bring affordable, accessible and automated solutions to organisations. Under MaNaCare, we offer a comprehensive range of corporate healthcare and wellness services, including GP, specialist and allied healthcare panel services, tele-consultation, in-person clinics, on-site health screening, online marketplace and forum, as well as tailor-made wellness programs to our corporate customers.

Under our MaNaCare program, the employees of corporate customers are able to connect with our doctors 24/7 via the online platform. We also have consultants who will work with our corporate customers to design a tailored health program for their company, so as to keep their employees healthy and engaged.

We also collaborate with insurance companies to provide policyholders with value-added healthcare services complementary to the insurance products to reduce costs.

Technology

The sustainability of our MaNaDr platform depends on the competence and the stability of our technology infrastructure. We operate and maintain various platforms that connect the respective systems of our service providers, suppliers and marketplace vendors on MaNaShop/MaNaStore, as well as the network of health check-up centers, hospitals, clinics and other medical institutions, which enable our users to access the full range of our services and product offerings and our service providers to conduct their operations efficiently and effectively over our platform. Resulting from the scale and complexity of our businesses, our large-scale, multi-scenario environment has enabled us to obtain valuable data assets and constantly apply our technology across our business lines, therefore generating knowledge and innovations that drive further technological development. We have also developed OtterSG, an advanced clinic management system to centralize user data and streamline medical workflows for healthcare providers, and has the aim of enhancing user care and management, and ultimately, improving overall user outcomes.

As of June 30, 2024, our research and development team comprised 32 engineering and data analysis professionals, with an average of 8 years of research and development experience in mobile, web, data and AI sectors. They are primarily engaged in building our technology platform and developing our proprietary technologies.

Our product development and technology expenditures consist of employee benefit expenses of our product development and technology staff, IT-related equipment operation expenses, network service charges and cost of additions of IT-related equipment. We expect spending on product development and technology to increase over time as we add more experienced product development and technology staff, and continue to invest in our technology platform to enhance user experience and provide value-added services to our ecosystem participants.

Data Protection

Our network configuration is secured at multiple layers to protect our databases from unauthorized access. We use sophisticated security protocols for communications among our mobile app, website, and plug-ins. To prevent unauthorized access to our system, we utilize a system of firewalls and maintain a demilitarized zone to separate our external-facing services from our internal systems. For instance, we employ tools such as SSL certification, Microsoft Azure and AWS cloud services with end-to-end encryption.

We conduct frequent reviews of our back-up systems to ensure that they are well-maintained and functional. We have also implemented procedures such as regular system checks, password policy, user authorization reviews and approval and data back-up, as well as data recovery tests, to safeguard our information assets and ensure the proper management of our operational data. We have data disaster recovery procedures in place and are in the process of establishing our active/active data centers.

Our data protection systems and procedures have led us to become recognized for our data protection practices by the Singapore authorities. We were the only MedTech company, and one of the six pilot organizations to be awarded the Data Protection Trustmark (DPTM) by the Infocomm Media Development Authority of Singapore (IMDA), which certifies that we have put in place responsible data protection practices and that consumers are consequently less likely to experience a data breach. Additionally, we were one of the 11 organizations invited to join the regulatory sandbox for telemedicine and mobile medicine services under Singapore’s Ministry of Health to prepare for licensing under the Healthcare Services Act (HCSA) in 2020. We have also received a Certificate of Conformance in April 2023   following an independent assessment conducted where we were found to conform to the requirements of the Cyber Security Agency of Singapore (CSA) Cyber Security Certification Cyber Essentials mark for the production and development environment for content management system (CMS) vendor providing software as a service (SaaS) solutions.

Healthcare Quality and Safety

We value the quality and safety of the medical services we provide. We have established comprehensive risk management systems and internal control procedures to minimize medical risks arising from our operations. During the years ended June 30, 2024 and 2023, we did not receive any written notice or penalty for material non-compliance or violation of healthcare quality and safety laws or regulations, nor had we received any recommendation for improvement with respect to healthcare quality and safety from any government authority.

The skills, competence and attitude of our medical team are essential for the quality of care that our users receive. We continuously monitor the risk in relation to services provided by our medical team to ensure the risk management policies and procedures have been strictly followed so as to achieve effective and efficient governance, risk, and control processes.

We have adopted stringent onboarding procedures for doctors and medical assistants, which involve multiple rounds of written tests, interviews, and in-role trial evaluations. Our in-house medical team receives regular training on relevant safety policies, standards, protocols, and procedures and is required to strictly comply with them in all aspects of our operations. We conduct monthly evaluations of our in-house doctors and medical assistants in respect of quality of service, user feedback and efficiency.

In particular, we have adopted a quality control system with standardized consultation protocols for our teleconsulting services performed by our in-house medical team. Such systems have three-tier quality controls:

● Tier One: All doctors on-duty conduct reviews of and grade consultation cases through the doctor’s dashboard.

● Tier Two: Our medical directors will conduct reviews of consultation cases of low grades or those with issues and provide comments on and select a number of samples for review.

● Tier Three: Our Quality Control Training Department and the expert committee make determinations on the consultation cases with issues and select a number of samples for review.

Should any issues arise from any tier as stated above, our quality control personnel will report to the Quality Control Training Department within 24 hours for it to render intervention or grading for relevant cases. We have set up an expert committee to oversee the three-tiered quality control system and supervise the quality control process. As of June 30, 2024, the expert committee comprised five licensed doctors who are highly regarded authorities in their respective fields. During the years ended June 30, 2024 and 2023, we did not receive any medical malpractice claim against our medical team or ourselves.

For external doctors, we generally require them to strictly adhere to the work scope and quality requirements specified in the agreements in compliance with applicable legal and regulatory requirements. Additionally, under our terms of use, these external doctors are obligated to indemnify us for any losses resulting from violations of their obligations under the contracts with us. After an external doctor has registered with us, we perform detailed checks on credentials and background before he or she is granted access to our user base, and the profile information of external doctors displayed on our mobile platform needs to be tailored accordingly and subject to internal review. We regularly analyze cases where a user requests a refund, and sample the consultation records of the external doctors to identify the reasons for such requests. We also monitor the volume of consultations conducted by external doctors and their response rates. Based on the foregoing factors, among other things, we have established an evaluation system that imposes penalties, such as reductions in fee and termination of services, on external doctors providing unsatisfactory service.

For healthcare service providers in our network, we consider a variety of factors such as reputation, scale of business, service quality and capability, as well as their facilities before commencing cooperation with them. We require such healthcare service providers to maintain appropriate licenses, comply with relevant laws and regulations, and follow our standardized service offering and pricing guidelines. We also carefully monitor feedback from our users on the services provided by these healthcare service providers, and take that into consideration when determining our continued cooperation with such healthcare service providers. The healthcare service providers are responsible for any losses to users resulting from disputes or breach of obligations in relation to the provision of the relevant services.

Competition

We have achieved a strong competitive position in the Singapore telehealth solutions industry. According to Frost & Sullivan, MaNaDr is a leading telehealth solutions provider in Singapore in terms of the number of countries covered by our platform. Furthermore, the reach of our MaNaDr platform extends to countries in the APAC region, and we are the only telehealth solutions company based in Singapore that provides integrated smart health-tech services in the APAC region. However, we face competition in certain of our business segments, including in terms of our provision of telehealth solutions and our MaNaShop/ MaNaStore e-commerce business.

We anticipate that the telehealth solutions market will continue to grow in response to rapid technological changes and innovation, evolving industry standards and shifting user preferences.

We believe that the primary competitive factors in our industry are user experience, brand recognition and reputation, service and product quality and selection, medical resources, technological capabilities and pricing. Additionally, new and enhanced technologies may increase the competition in the telehealth solutions industry. We believe that we are well positioned to effectively compete on the basis of the foregoing factors. However, some of our current or future competitors may have greater brand recognition, better supplier relationships, larger user bases or greater financial, technical or marketing resources than we do.

Sales and Marketing

We employ a variety of methods to attract potential users. Generally, we expand our user base through natural traffic, external marketing, and promotional programs:

● Natural traffic is achieved by word-of-mouth resulting from free and quality services and products offered on our platform, such as reward plans, and wellness content;

● We also organize frequent roadshows, events, seminars, webinars and health screenings for the promotion of our platform and services to healthcare professionals and users alike. These include talks that invite various healthcare professionals, including doctors, dieticians, counsellors, physiotherapists as keynote speakers. In 2023, we also organized a “MaNaDr Health Day” in conjunction with World Obesity Day, for participants to learn more about obesity from the perspective of various professional healthcare providers.

● Promotional activities include our reward programs which encourage users to share with their friends and family members, and facilitate the conversion of our active users to paying users.

Our principal marketing programs include advertising our company and our solutions through our mobile platform and other media. We also participate in industry events, trade shows and conferences. Additionally, we have created integrated marketing campaigns, such as innovative reward plans programs to attract new users.

Health, Safety and Environment

We do not operate any production facilities. Additionally, for direct sales on MaNaShop/MaNaStore, we engage third parties to ship and deliver products to our users. Therefore, we are not subject to significant health, safety or environmental risks. During the years ended June 30, 2024 and 2023, we had not been subject to any fines or other penalties due to non-compliance with health, safety or environmental regulations.

Intellectual Property

We seek to protect our intellectual property rights through a combination of trademark, copyright and trade secret protection laws in Singapore and other jurisdictions, as well as through confidentiality agreements and procedures with our employees, partners and others.

As of June 30, 2024, we had registered our domain name, manadr.com. As of June 30, 2024, we had 22 trademarks and 2 patents registered in Singapore  .

Employees

As of June 30, 2024, we had 73 employees globally, with 39 employees who are based in Singapore and 34 employees who are based in Vietnam. The following table sets forth a breakdown of employees categorized by function as of June 30, 2024:

	Number of Employees	Percentage
Product Development and Technology	32	36.36%
Operations	5	5.68%
Medical Team	4	4.55%
Sales and Marketing	3	3.41%
Management, Administration, Finance, Human Resource and Pharmacist	29	32.95%
Total	73	100%

As at June 30, 2024, we also had 15 part-time staff mainly for our operations division.

We have developed various methods to ensure that our employees are adequately and correctly trained for the functions they perform and are aware of the legislation affecting our business. Our success depends on our ability to attract, retain, and motivate qualified employees. We endeavor to offer our employees competitive compensation packages and a positive, dynamic, and creative work environment. We believe that we maintain a good working relationship with our employees, and we have not experienced any material employment disputes or work stoppages.

Save for the fact that the Vietnam representative office of our subsidiary, Mobile Health Pte. Ltd. has entered into a collective bargaining agreement with its employees, no collective bargaining agreement has been put in place.

We enter into standard employment contracts with our employees. We also enter into standard confidentiality agreements with all of our employees.

Insurance

We maintain public liability and fire insurance for our clinic and pharmacy, as well as work injury compensation for our staff.

During the years ended June 30, 2024 and 2023, we had not made any material insurance claims in relation to our business.

Facilities

Our headquarters are located in Singapore. In Singapore, we leased an aggregate of approximately 2,888 square feet of office space, a commercial unit used for storage and office purposes of approximately 484 square feet and a clinic of approximately 484 square feet as of June 30, 2024. In Vietnam, we leased 3,600 square feet of office space as of June 30, 2024

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings . We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Any litigation or other legal or administrative proceedings, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

Corporate Social Responsibility

We view corporate social responsibility as both a responsibility and a competitive advantage. We recognize that we have an obligation towards our employees, investors, users and the community as a whole. We believe our reputation, together with the trust and confidence of those with whom we deal with, is one of our most valuable assets. We seek to maintain our reputation and such trust and confidence, and we are committed to achieving long-term mutually sustainable relationships with our stakeholders.

During the COVID-19 pandemic in Singapore, we worked with the Singapore Ministry of Manpower and Ministry of Health to curb the rising infection rates in the community. We had deployed more than 100 customized tele-kiosks to migrant worker dormitories to facilitate the provision of medical teleconsultation and timely delivery of medication. We also gathered more than 200 medical doctors and specialists to work together in the provision of timely teleconsultation at the peak of the COVID-19 pandemic. This contributed to the reduction of the number of visits to hospitals, which freed up resources in hospitals’ Emergency Department for medical emergencies to be attended to. Through the customized mobile application, the foreign migrant workers were able to easily raise a teleconsultation with our team of medical practitioners with a few simple clicks. The teleconsultation was also tagged to their identification number such that delivery of medication to their dormitories could be arranged in a timely manner.

In addition, our panel of medical practitioners also supported the Singapore Ministry of Health’s Home Recovery Program for COVID-positive patients under home recovery and quarantine order by screening patients virtually to confirm that they are suitable for home recovery, providing teleconsultations, delivering medication and in-person swabbing services.

For our services rendered to Singapore during the COVID-19 pandemic, including our support towards the provision of medical services to migrant workers and our assistance in the Singapore Government’s Home Recovery Program for COVID-positive patients, we were awarded The President’s Certificate of Commendation (COVID-19) in 2023 as well as a Certificate of Appreciation by the Singapore Ministry of Manpower in 2022.

REGULATIONS

Our Group is subject to the laws and regulations of Singapore, where some of our Group Companies carry on their business and operations. This section sets forth a summary of the most significant rules and regulations that affect our business activities in Singapore. They are not exhaustive and are only intended to provide some general information to prospective investors. They are neither designed nor intended to be a substitute for professional advice. We recommend that prospective investors should consult their own advisers regarding the implications of such laws and regulations on our Group.

Healthcare Services Act 2020 (“HCSA”)

The HCSA was enacted in 2020 to replace the Private Hospitals and Medical Clinics Act (the “PHMC Act”). The PHMC Act was progressively implemented in three phases, which was completed in end-2023 when the PHMC Act was repealed. As part of Phase 1 of the implementation of the amendments to the HCSA, healthcare service providers that held PHMC Act licenses were encouraged to port over their existing license to a HCSA license or obtain a new HCSA license. As part of Phase 2 of the implementation, healthcare service providers would have had to transit their license under the PHMC Act to the HCSA in order to continue offering their healthcare services. One of our Group companies, MaNaDr Clinic Pte. Ltd., operates a medical clinic in Singapore. Our medical clinic in Singapore under the name “MaNaDr Clinic” located at 371 Beach Road, #02-52 City Gate, Singapore holds a license issued by the Ministry of Health of Singapore (the “MOH”), which is subject to the HCSA, the subsidiary legislation thereunder and any directions or guidelines as may be given or issued from time to time by the Director-General of Health (the “DGH”).

Section 8 of the HCSA provides that a person must not provide a licensable healthcare service unless the person is authorized to do so by a license under the HCSA. Any person who contravenes this provision shall be guilty of an offense and shall be liable on conviction to a fine not exceeding S$100,000 or to imprisonment for a term not exceeding two years or to both but if the person has any previous qualifying conviction, to a fine not exceeding S$200,000 or to imprisonment for a term not exceeding two years or to both. Section 9 of the HCSA further provides inter alia that a licensee must not provide a licensable healthcare service at any permanent premises in Singapore that is not an approved permanent premises for the provision of the licensable healthcare service or using any conveyance that is not an approved conveyance for the provision of the licensable healthcare service or by any other service delivery mode that is not approved for the provision of the licensable healthcare service. A licensee that contravenes this shall be guilty of an offense and shall be liable on conviction in the case of a first offense, to a fine not exceeding S$50,000 or to imprisonment for a term not exceeding 12 months or to both and if the licensee has a previous qualifying conviction, to a fine not exceeding S$100,000 or to imprisonment for a term not exceeding 12 months or to both.

Pursuant to the amendments to the HCSA, the regulatory scope under the HCSA is broadened to include healthcare services, nursing and allied health services. In recognition of new and emerging healthcare services that are not based out of physical locations, such as telemedicine and mobile medical services, the regulatory basis has been shifted from a “premises-based” licensing regime to a “services-based” licensing regime in which healthcare providers will be licensed based on the types of services they provide, instead of the physical premises in which the services are provided.

Governance and oversight over the provision of healthcare services have also been strengthened following the implementation of the amendments to the HCSA. In this regard, the HCSA introduces: (a) enhanced roles for the principal officer (in respect of a licensed healthcare service) responsible for overseeing the day-to-day operations of the service and ensuring operational compliance with the HCSA; (b) the requirement for the appointment of a clinical governance officer for certain selected services responsible for clinical and technical oversight of more complex services that require specialized expertise; and (c) the requirement that the governing body of a licensed healthcare service possesses the competence and skills to carry out its role.

The amendments to the HCSA will also authorize the MOH to obtain and publish information on non-compliant licensees and unlicensed providers. Publicity restrictions will also be tightened to prohibit unlicensed persons from advertising healthcare service claims. Additionally, licensees will be required to contribute to the National Electronic Health Record (the “NEHR”). NEHR enables a patient’s health record to follow them regardless of where they seek treatment such that a patient’s records will not be lost should a provider cease operations.

Safeguards will be put in place to ensure that patients’ NEHR records are kept confidential. NEHR can be accessed only for purposes of patient care, and not for other purposes, including assessment for employment and insurance. Measures, including the provision of access logs to patients and regular audits on NEHR access, will be instituted to protect against illegitimate access. Penalties will be imposed for unauthorized access. All patients will by default have their specified health data contributed to NEHR. Patients who do not wish for their records to be accessed via NEHR may opt out. Patients who have opted out will continue to have their information uploaded to NEHR, but with access blocked (that is, no healthcare providers can access their NEHR record) to allow past information to be unlocked should the patient choose to opt back in at a later point in time.

The amendments to the HCSA also aim to update the penalties for offenses to be aligned with comparable offenses under other recently enacted legislations.

Medical Registration Act 1997 of Singapore (the “Medical Registration Act”)

The practice of medicine by doctors in Singapore is subject to the Medical Registration Act, which provides for, inter alia, the establishment of the Singapore Medical Council (the “SMC”) and the registration of medical practitioners in Singapore. The functions of the SMC include, inter alia:

(a) keeping and maintaining registers of registered medical practitioners;

(b) approving or rejecting applications for registration under the Medical Registration Act or approving any such application subject to such restrictions as it may think fit;

(c) issuing practising certificates to registered medical practitioners;

(d) making recommendations to the appropriate authorities for the training and education of registered medical practitioners; and

(e) determining and regulating the conduct and ethics of registered medical practitioners.

Under Section 13 of the Medical Registration Act, no person shall practice medicine or do any act as a medical practitioner unless he is registered under the Medical Registration Act and has a valid practising certificate. Under Section 17 of the Medical Registration Act, any person who is not qualified and inter alia, (a) practises medicine; (b) willfully and falsely pretends to be a duly qualified medical practitioner; (c) practises medicine or any branch of medicine, under the style or title of physician, surgeon or doctor; or (d) advertises or holds himself out as a medical practitioner, shall be guilty of an offense and shall be liable on conviction to a fine not exceeding S$100,000 or to imprisonment for a term not exceeding 12 months or to both. In the case of a second or subsequent conviction, a fine not exceeding S$200,000 or imprisonment for a term not exceeding two years or to both.

Nurses and Midwives Act 1999 of Singapore (the “Nurses and Midwives Act”)

The practice of nursing by nurses is regulated by the Nurses and Midwives Act. Nurses require a valid practising certificate issued by the Singapore Nursing Board under Section 18 of the Nurses and Midwives Act.

According to Section 26 of the Nurses and Midwives Act, any person who is not qualified and inter alia, (a) takes or uses the name or title of nurse in any language, either alone or in combination with any other words or letters, or any name, title, addition, description, uniform or badge, implying that the person is a qualified nurse or that the person is qualified to carry out an act of nursing; (b) being a person whose name is included in any part of the Roll of Nurses (the “Roll”), takes or uses any name, title, addition or description or otherwise does any act which falsely implies that the person’s name is included in some other part of the Roll, as the case may be; (d) knowing that some other person is not a qualified nurse and with intent to deceive, makes any statement or does any act calculated to suggest that that other person is a nurse or qualified nurse, shall be guilty of an offense and shall be liable on conviction to a fine not exceeding S$10,000.

Under Section 30 of the Nurses and Midwives Act, any person who (a) procures or attempts to procure registration, enrolment, a certificate of registration, a certificate of enrolment or a practising certificate, by knowingly making or producing or causing to be made or produced any false or fraudulent declaration, certification, application or representation whether in writing or otherwise; (b) willfully makes or causes to be made any false entry in the Roll; (c) forges or alters a certificate of registration, a certificate of enrolment or a practising certificate; (d) fraudulently or dishonestly uses as genuine a certificate of registration, a certificate of enrolment or a practising certificate which the person knows or has reason to believe is forged or altered; or (e) buys, sells or fraudulently obtains a certificate of registration, a certificate of enrolment or a practising certificate, shall be guilty of an offense and shall be liable on conviction to a fine not exceeding S$10,000 and, in the case of a second or subsequent conviction, to a fine not exceeding S$20,000 or to imprisonment for a term not exceeding six months or to both.

Section 28 of the Nurses and Midwives Act provides that there must not be the employment or engagement of a person who is not a qualified nurse to carry out any act of nursing. An employer who contravenes this by hiring unqualified persons to carry out nursing acts shall be guilty of an offense and shall be liable on conviction to a fine not exceeding S$10,000 and, in the case of a second or subsequent conviction, to a fine not exceeding S$20,000 or to imprisonment for a term not exceeding six months or to both.

Pharmacists Registration Act 2007 of Singapore (the “Pharmacists Registration Act”)

If a person did not obtain the required certifications and requirements by the Singapore Pharmacy Council in accordance with Section 22 of the Pharmacists Registration Act, to act validly as a pharmacist, he or she would be deemed as unauthorized to act as a pharmacist.

Under Section 28 of the Pharmacists Registration Act, an unauthorized person shall be guilty of an offense if the person (a) practices pharmacy; (b) willfully and falsely pretends to be a duly qualified pharmacist; (c) practises pharmacy or any branch of pharmacy, under the style or title of a pharmacist or under any name, title, addition or description implying that the person holds any diploma or degree in pharmacy or in any branch of pharmacy; (d) takes or uses the name or title of pharmacist, pharmaceutical chemist, druggist, apothecary, or any other word in any language having the same meaning or with similar intent; (e) takes or uses any name, title, sign, uniform, badge, or any other addition or description implying, whether in itself or in the circumstances in which it is used, that the person is qualified to practise as a pharmacist; or (f) advertises or holds himself or herself out as a pharmacist. In addition, Section 29 of the Pharmacists Registration Act provides that where an offense is committed under Section 28 of the Pharmacists Registration Act by any unauthorized person acting as an employee, an agent or a partner of another person, that other person shall also be guilty of an offense.

Our subsidiary, 1Healthservice Pte. Ltd., holds a pharmacy license issued by the Health Sciences Authority (the “HSA”).

Health Products Act 2007 of Singapore (the “Health Products Act”)

The Health Products Act and the regulations thereunder regulate, inter alia, the manufacture, import, supply, presentation and advertisement of health products, which include therapeutic products, medical devices and cosmetic products.

Under the Health Products Act, except in such cases as may be prescribed, a valid importer’s license is required to import therapeutic products and medical devices and a valid wholesaler’s license is required to engage in the wholesale supply of therapeutic products and medical devices. In addition, no person shall supply any therapeutic product or medical device to any other person unless such therapeutic product or medical device has been registered in accordance with the provisions of the Health Products Act. Any person who contravenes these provisions is guilty of an offense.

An application for an importer’s license or a wholesaler’s license for a therapeutic product must be made to the HSA in the prescribed form and manner. The Health Products (Therapeutic Products) Regulations 2016 stipulate certain requirements that must be satisfied before such license may be issued to an applicant. An applicant of an importer’s license or a wholesaler’s license must also be able to provide and maintain, or ensure the provision and maintenance of, such staff, premises, equipment and facilities for the handling and storage of the therapeutic product as are necessary to prevent the deterioration of the therapeutic product while it is in the applicant’s ownership, possession or control. In addition, an applicant for an importer’s license or a wholesaler’s license must be able to comply with the Pharmaceutical Inspection Convention and Pharmaceutical Inspection Co-operation Scheme Guide to Good Manufacturing Practice for Medicinal Products in relation to the manufacture of the therapeutic product.

No license is required for the manufacture, importation or wholesale supply of cosmetic products in Singapore. However, the Health Products (Cosmetic Products – ASEAN Cosmetic Directive) Regulations 2007 provides that prior notification to the HSA in the prescribed form is required before a cosmetic product may be supplied in Singapore, unless the cosmetic product is supplied solely as a sample in connection with any advertising, sponsorship or promotional activity, is supplied solely by the transfer of possession as a gift, is supplied solely for testing or trial use in connection with any research or development of that product or is manufactured by or in accordance with the specifications of a medical practitioner, and supplied solely by that medical practitioner for the use of patients under his care. Any person who contravenes this provision is guilty of an offense.

The Health Products Act imposes various duties on importers, suppliers and registrants of health products. In particular, the Health Products Act stipulates that where an importer, a supplier or a registrant of a health product becomes aware of any defect in the health product or any adverse effect that has arisen or can arise from the use of the health product, such person has a duty to inform the HSA of the defect or adverse effect within the prescribed time. Any person who fails to do so is guilty of an offense and shall be liable on conviction to a fine not exceeding S$20,000 or to imprisonment for a term not exceeding 12 months or to both.

Regulation 4 of the Health Products (Licensing of Retail Pharmacies) Regulations 2016 stipulates that a person must not supply any specified health product through telepharmacy services unless the person has a valid pharmacy license and has obtained the prior approval of the HSA to provide telepharmacy services at or from the retail pharmacy specified in the pharmacy license and complies with the conditions imposed by the HSA.

Medicines Act 1975 of Singapore (the “Medicines Act”)

Our pharmacy in Singapore holds a pharmacy license issued by the HSA and is subject to the provisions of the Medicines Act and any directions or guidelines as may be given or issued from time to time by the HSA. The Medicines Act makes provisions with respect to medicinal products and medical advertisements and matters connected therewith. It applies generally to medicinal products, including Chinese proprietary medicines, but does not apply to therapeutic products, medical devices and cosmetic products, which are governed under the Health Products Act. The Medicines Act stipulates, inter alia, that no person shall sell any medicinal product by way of wholesale dealing except in accordance with a wholesale dealer’s license. Any person who contravenes these provisions is guilty of an offense.

Pursuant to the provisions of the Medicines Act, in determining whether to issue or refuse to issue a license, the HSA shall have regard to the safety of medicinal products to which the application relates, the efficacy of medicinal products for the purposes for which it is proposed to be administered, the quality of medicinal products and the provisions proposed for securing that the products as sold or supplied will be of that quality and whether the grant of a product license for the medicinal products will be in the public interest.

Pursuant to the Medicines Act, the person selling or supplying any medicinal product must adhere to regulations concerning labelling, marking and display of distinctive marks on containers and packages of medicinal products. Further, persons who publish any medical advertisement that refers to any skill or service relating to the treatment of any disease or condition, or directly or indirectly suggest that the article advertised will prevent, alleviate or cure any disease or condition, shall be guilty of an offense under the Medicines Act.

The Health Products (Licensing of Retail Pharmacies) Regulations 2016 (the “Licensing of Retail Pharmacies) Regulations”) provides that a person must not supply by retail sale and specified health product, unless, inter alia, it holds a pharmacy license and the supply of the specified health product is carried out at or from the retail pharmacy specified in the pharmacy license by an in-store pharmaceutical officer or in the absence of that office, by a special mode with the prior approval of the HSA.

The qualification requirements and application processes for registration of pharmacists and the regulation of the practice of pharmacy in Singapore are governed by the Pharmacists Registration Act.

Personal Data Protection Act 2012 (the “PDPA”)

The PDPA generally requires organizations to give notice and obtain consents prior to collection, use or disclosure of personal data (being data, whether true or not, about an individual who can be identified from that data or other accessible information), and to provide individuals with the right to access and correct their own personal data. Organizations have mandatory obligations to assess data breaches that they suffer, and to notify the Personal Data Protection Commission (the “PDPC”) and the relevant individuals where the data breach is of a certain severity. The PDPA also imposes various baseline obligations on organizations in connection with permitted uses of, accountability for, the protection of, the retention of, and overseas transfers of, personal data.

The PDPA creates various offenses in connection with the improper use of personal data, certain methods of collecting personal data and certain failures to comply with the requirements under the PDPA. These offenses may be applicable to organizations, their officers and/or their employees. Offenders are liable on conviction to fines and/or imprisonment. The PDPA empowers the PDPC with significant regulatory powers to ensure compliance with the PDPA, including powers to investigate, give directions and impose a financial penalty of (i) 10% of the annual turnover in Singapore of the organization, in the case of a contravention on or after the date of commencement of Section 24 of the Personal Data Protection (Amendment) Act 2020 by an organization whose annual turnover in Singapore exceeds S$10 million or (ii) S$1 million in any other case. In addition, the PDPA created a right of private action, pursuant to which the Singapore courts may grant damages, injunctions and relief by way of declaration, to persons who suffer loss or damages directly as a result of contraventions of certain requirements under the PDPA.

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plants and Equipment

See “—B. Business Overview—Facilities.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This annual report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our business and financial performance are subject to substantial risks and uncertainties.

Overview

We are a leading telehealth solutions provider in Singapore in terms of various matrices, such as the number of patient consultations per day and the ranking of our mobile application. We focus on delivering superior in-app experiences to both our healthcare providers and patients. We are amongst the fastest-growing telehealth solutions providers in Singapore, according to the industry market research by Frost & Sullivan.

We enable and empower healthcare professionals to focus on the delivery of care to their patients through our unified, hybrid and AI-enabled care platform, developed by our founders who collectively have over 30 years of healthcare and medical informatics experiences. We are passionate about solving global healthcare challenges, and concentrate our efforts to provide simple, easy-to-understand, affordable and accessible healthcare solutions regionally.

A. Operating Results

Key Factors that Affect Operating Results

We believe the key factors affecting our financial condition and results of operations include the following:

Our ability to maintain users’ trust.

Our ability to maintain users’ trust in the services and product offerings on our MaNaDr platform is primarily affected by the following factors:

●	our ability to maintain superior user experience and the quality of services and products provided through our ecosystem;
●	the breadth of offerings of our services and products and their efficacy in addressing our users’ needs and meeting their expectations;
●	the reliability, security and functionality of our ecosystem;
●	our ability to adopt new technologies or adapt our technology infrastructure to changing user requirements or emerging industry standards;
●	the strength of our consumer protection measures; and
●	our ability to increase brand awareness among existing and potential users through various marketing and promotional activities.

Our ability to manage the growth of our business and operations or implement our business strategies on schedule or within our budget.

Our business has become increasingly complex in terms of both the type and scale of business we operate. Our ability to successfully execute our plans, including product development roll-out, marketing and branding, obtaining and continued compliance with relevant regulatory laws, regulations and requirements in Singapore and other jurisdictions where we may operate will significantly impact our financial results and conditions.

Our ability to price our products and services or manage our cost effectively.

We are subject to risks of rising business costs due to, amongst others, tight labor market conditions for talents. Depending on our ability to price and manage our costs of operations, our margins may be subject to changes going forward.

Fluctuations in exchange rates.

We operate mainly in multiple markets, which exposes us to the effects of fluctuations in currency exchange rates as we report our financials and key operational metrics in USD. In the event that such fluctuations in the relevant foreign currency are substantial, and we are unable to pass on our costs to users, our earnings, financial position and results of operations may be materially and adversely affected.

Results of Operations

The following table sets forth our summarized consolidated statement of operations data for the years ended June 30, 2024, 2023 and 2022 and the dollar and percentage change between the respective periods:

	Years Ended June 30,
	2024	2023	2022	2024 to 2023	2023 to 2022
	USD	USD	USD	% Change	% Change
Revenue	$13,968,535	$7,874,886	$6,988,849	77.4	12.7
Costs of revenue	(11,430,162)	(6,779,892)	(5,053,743)	68.6	34.2
Gross Profit	2,538,373	1,094,994	1,935,106	131.8	(43.4)

Operating expenses:
Salaries and benefits	4,045,692	2,389,892	1,038,877	69.3	130.0
Depreciation and amortisation	149,078	94,816	87,094	57.2	8.9
Selling, general and administrative expenses	4,927,584	1,898,986	615,473	159.5	208.5
Share-based compensation	9,119,764	-	-	100.0	-
Total operating expenses	18,242,118	4,383,694	1,741,444	316.1	151.7
Other income:
Government incentives	-	27,892	2,357	(100.0)	1,083.4
Other income, net	81,759	47,448	62,453	72.3	(24.0)
Total other income, net	81,759	75,340	64,810	8.5	16.3

(Loss) before income tax expense	(15,621,986)	(3,213,360)	258,472	386.2	(1,343.2)
Income tax credit (expense)	19,194	-	(165,775)	100.0	(100.0)
Net loss	(15,602,792)	(3,213,360)	92,697	385.6	(3,566.5)

Foreign currency translation adjustment, net of income tax	139,230	396,262	(114,433)	(64.9)	(446.3)
Comprehensive loss	(15,463,562)	(2,817,098)	(21,736)	448.9	12,860.5

Comparison of Years Ended June 30, 2024 and 2023

Revenue

Our revenues are derived mainly from the provision of telemedicine and other services, sale of medicine and medical devices. Our revenue increased by 77.4% to $13.9 million for financial year ended June 30, 2024, as compared to $7.9 million for financial year ended June 30, 2023.

The $6.1 million increases in our revenue between financial year ended June 30, 2024 and 2023 was mainly due to the increased revenue contribution of $5.9 million from our telemedicine segment and $0.1 million from sale of medicine and medical devices segment.

The following table summarized our revenue breakdowns for the financial year ended June 30, 2024 and 2023:

	Years Ended June 30,
	2024		2023
	USD	Percentage	USD	Percentage	% Change
Telemedicine - Private sector	$12,631,657	90.4%	$6,704,414	85.1%	88.4
Telemedicine - Public sector	156	0.0	125,689	1.6	(99.9)
Other services	225,875	1.6	68,063	0.9	231.9
Telemedicine and other services - sub-total	12,857,688	92.0	6,898,166	87.6	86.4
Sale of medicine and medical devices	1,110,847	8.0	976,720	12.4	13.7

Total revenue	13,968,535	100.0	7,874,886	100.0	77.4

Telemedicine and other services

The increase in telemedicine revenue was driven by revenue contribution from private sector as following.

	Financial Year Ended June 30, 2024 (‘000)	Financial Year Ended June 30, 2023 (‘000)	% Change
Number of new users	233	214	8.9
Number of private telemedicine transactions	1,547	908	70.4
Number of public telemedicine transactions	-	5	(99.9)
Total telemedicine transactions	1,547	913	69.4

Telemedicine revenue derived from public sector represents revenue generated from contracts with the relevant authorities and departments of the Singapore government. The decrease in revenue from the public sector was primarily driven by the lower patient volumes infected with COVID-19 who were using our telemedicine services through the relevant authorities and departments. As the COVID-19 infection numbers fell over the periods, the demand for COVID-19 related telemedicine services had fallen close to zero case for the financial year ended June 30, 2024.

Despite the drop in the telemedicine revenue derived from public sector, we manage to convert patients who have used our services through the relevant Singapore authorities and departments to continue using our services through our MaNaDr platform.

As a result, telemedicine revenue derived from private sector increased to $12.6 million for the financial year ended June 30, 2024, as compared to $6.7 million for the financial year ended June 30, 2023. This more than offsets the decrease in telemedicine revenue derived from public sector, resulting in an overall increase in revenue from our telemedicine segment. The number of private telemedicine transactions on our MaNaDr platform increased by about 70.4% when compared with the financial year ended June 30, 2023. The majority of these private telemedicine transactions are paid immediately with credit cards, which differs from other companies which might require reimbursement from other payors. The increase was primarily attributable to the increase in the number of users as well as the higher usage rate per user in our MaNaDr platform.

The other services mainly refer to the Company’s clinic business which only started the operation from September 1, 2022.

Sale of medicine and medical devices

Revenues derived from sale of medicine and medical devices increased by about $0.1 million due mainly to higher medicine product sales in line with an increase in revenue contribution from in-app medicine sales.

Cost of revenue

Cost of revenue increased by $4.7 million for the financial year ended June 30, 2024. The increase was mainly due to the increase in number of telemedicine cases by 70.4% for the financial year ended June 30, 2024 compared with the financial year ended June 30, 2023.

Salaries and benefits

Salaries and benefits were about $4.0 million for the financial year ended June 30, 2024, as compared to about $2.4 million for the financial year ended June 30, 2023. The increase was mainly due to the salary adjustment and rewards for the staff who contributed significantly to the successful Initial Public Offering (the “IPO”) and the notable increase in revenue.

Depreciation and amortization expenses

Depreciation and amortization expenses increased slightly by $0.1 million mainly due to the additional depreciation and amortization expenses arising from the new office lease we entered during the financial year ended June 30, 2024.

Selling, general and administrative expenses

Selling, general and administrative expenses increased from $1.9 million for the financial year ended June 30, 2023 to $4.9 million for the financial year ended June 30, 2024. The increase was mainly due to (i) the increase in IPO-related professional fees; (ii) the increase in IT-related cloud server maintenance expenses which is in line with the increase of number of telemedicine cases; and (iii) the increase in travelling, business development and insurance expenses during the financial year ended 30, 2024 compared to the financial year ended 30, 2023.

Share-based compensation

Share-based compensation expenses consist primarily of share-based payments to (i) employees pursuant to the established Employee Incentive Plan and (ii) non-employees in consideration for the past services to the Company in connection with the IPO. The Company recognised share-based compensation expenses of approximately $1.9 million and $7.2 million for the employees and non-employees during the financial year ended June 30, 2024, respectively.

Other income, net

Other income, net remained stable at approximately $82,000 and $75,000 for the financial years ended June 30, 2024 and 2023 respectively.

Income tax credit

There was an income tax credit of approximately $19,000 mainly due to the overprovision of taxation for the financial year ended June 30, 2022.

Net (loss)

As a result of the foregoing, we incurred a net loss of $15.6 million for the financial year ended June 30, 2024 as compared to a net loss of $3.2 million for the financial year ended June 30, 2023.

Key Non-US GAAP Financial Measures

In addition to the measures presented in our consolidated financial statements, we use the following key non-US GAAP financial measures to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions.

Adjusted EBITDA

Adjusted EBITDA is a non-US GAAP financial measure calculated as net loss adjusted to exclude: (a) finance cost, (b) income tax expenses, (c) depreciation and amortization, (d) share-based compensation expenses, and (e) IPO related expenses.

Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with US GAAP. For a reconciliation of Adjusted EBITDA to the most directly comparable US GAAP measure see the section titled “Reconciliation of Non-IFRS Financial Measures”.

Reconciliation of Non-IFRS Financial Measures

To supplement our financial information, we use the following non-US GAAP financial measures: Adjusted EBITDA. However, the definitions of our non-US GAAP financial measures may be different from those used by other companies, and therefore, may not be comparable. Furthermore, these non-US GAAP financial measures have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated financial statements that are necessary to run our business. Thus, these non-US GAAP financial measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with US GAAP. We compensate for these limitations by providing a reconciliation of these non-US GAAP financial measures to the related US GAAP financial measures. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view these non-IFRS financial measures in conjunction with their respective related US GAAP financial measures.

The following tables provide reconciliations of Adjusted EBITDA.

	Financial Year Ended June 30, 2024	Financial Year Ended June 30, 2023

Net loss	(15,602,792)	(3,213,360)
Income tax credit	(19,194)	-
Depreciation and amortization expenses	149,078	94,816
Share-based compensation expenses	9,119,764	-
IPO related expenses	2,978,956	795,629

Adjusted EBITDA	(3,374,188)	(2,322,915)

Comparison of Years Ended June 30, 2023 and 2022

Revenue

Our revenues are derived mainly from the provision of telemedicine and other services, sale of medicine and medical devices. Our revenue increased by 12.7% to $7.9 million for financial year ended June 30, 2023, as compared to $7.0 million for financial year ended June 30, 2022.

The $0.9 million increases in our revenue between financial year ended June 30, 2023 and 2022 was mainly due to the increased revenue contribution of $0.8 million from our telemedicine segment and $0.1 million from sale of medicine and medical devices segment.

The following table summarized our revenue breakdowns for the financial year ended June 30, 2023 and 2022:

	Years Ended June 30,
	2023		2022
	USD	Percentage	USD	Percentage	% Change
Telemedicine - Private sector	$6,704,414	85.1%	$1,509,843	21.6%	344.0
Telemedicine - Public sector	125,689	1.6	4,615,595	66.0	(97.3)
Other services	68,063	0.9	-	-	100.0
Telemedicine and other services - sub-total	6,898,166	87.6	6,125,438	87.6	12.6
Sale of medicine and medical devices	976,720	12.4	863,411	12.4	13.1

Total revenue	7,874,886	100.0	6,988,849	100.0	12.7

Telemedicine and other services

The increase in telemedicine revenue was driven by revenue contribution from private sector as following.

	Financial Year Ended June 30, 2023 (‘000)	Financial Year Ended June 30, 2022 (‘000)	% Change
Number of new users	214	69	210.1
Number of private telemedicine transactions	908	176	415.9
Number of public telemedicine transactions	5	113	(95.6)
Total telemedicine transactions	913	289	215.9

Telemedicine revenue derived from public sector represents revenue generated from contracts with the relevant authorities and departments of the Singapore government. The decrease in revenue from the public sector was primarily driven by the lower patient volumes infected with COVID-19 who were using our telemedicine services through the relevant authorities and departments. As the COVID-19 infection numbers fell over the periods, the demand for COVID-19 related telemedicine services had fallen from about 113,000 cases for the financial year ended June 30, 2022 to about 5,000 cases for the financial year ended June 30, 2023.

Despite the drop in the telemedicine revenue derived from public sector, we manage to convert patients who have used our services through the relevant Singapore authorities and departments to continue using our services through our MaNaDr platform.

As a result, telemedicine revenue derived from private sector increased to $6.7 million for the financial year ended June 30, 2023, as compared to $1.5 million for the financial year ended June 30, 2022. This more than offsets the decrease in telemedicine revenue derived from public sector, resulting in an overall increase in revenue from our telemedicine segment. The number of private telemedicine transactions on our MaNaDr platform increased by about 515.9% when compared with the financial year ended June 30, 2022. The majority of these private telemedicine transactions are paid immediately with credit cards, which differs from other companies which might require reimbursement from other payors. The increase was primarily attributable to the increase in the number of users as well as the higher usage rate per user in our MaNaDr platform.

With the stable global and local COVID-19 situation, Singapore’s multi-ministry taskforce had announced that from February 13, 2023, Singapore will lower its Disease Outbreak Response System Condition level from Yellow to Green. As a result, we expect telemedicine revenue from the public sector to continue to decline and will not report the split between telemedicine revenue from the public sector and the private sector going forward.

The other services mainly refer to the Company’s clinic business which only started the operation from September 1, 2022.

Sale of medicine and medical devices

Revenues derived from sale of medicine and medical devices increased by about $0.1 million due mainly to higher medicine product sales in line with an increase in revenue contribution from in-app medicine sales.

Cost of revenue

Cost of revenue increased by $1.7 million for the financial year ended June 30, 2023. The increase was mainly due to an increase in healthcare provider and medicine costs, resulting in a lower gross margin when compared to the financial year ended June 30, 2022.

Salaries and benefits

Salaries and benefits were about $2.4 million for the financial year ended June 30, 2023, as compared to about $1.0 million for the financial year ended June 30, 2022. The increase was mainly due to the increase in staffing from 57 as at June 30, 2022 to 92 as at June 30, 2023 to support our increased needs in staffing for our operations, software development, business development departments.

Depreciation and amortization expenses

Depreciation and amortization expenses remained stable at approximately $95,000 and $87,000 for the financial years ended June 30, 2023 and 2022 respectively.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $1.3 million to $1.9 million for the financial year ended June 30, 2023. The increase was mainly due to the increase in IPO-related professional fees incurred.

Other income, net

Other income, net remained stable at approximately $75,000 and $65,000 for the financial years ended June 30, 2023 and 2022 respectively.

Income tax expense

We did not incur any income tax expense for the financial year ended June 30, 2023 as we incurred a loss before income tax of $3.2 million.

Net (loss) income

As a result of the foregoing, we incurred a net loss of $3.2 million for the financial year ended June 30, 2023 as compared to a net income of $0.1 million for the financial year ended June 30, 2022.

B. Liquidity and Capital Resources

Since inception, we have financed our operations primarily through proceeds received from shareholder loan, proceeds from IPO and payments received from our customers. As of June 30, 2024, our principal sources of liquidity were cash and cash equivalents of approximately $6.7 million.

We believe that our existing sources of liquidity, along with cash expected to be generated from sales and services, will be sufficient to fund our operations, anticipated capital expenditures, working capital and other financing requirements for at least the next twelve months from the issuance of the financial statements included elsewhere in this annual report. In the event we are unable to achieve profitable operations in the near term, we may require additional equity and/or debt financing; however, we cannot provide assurance that such financing will be available to us on favorable terms, or at all. See the section headed “Risk Factors – Risks Related to Our Business and Industry – We May Need Additional Capital but May Not Be Able to Obtain Such on Favorable Terms or at All” in the annual report for further details.

Our primary uses of cash have been used in the furtherance of growing our business, development of operations, establishing our staffing and investment in our technology platform. The following trends are reasonably likely to result in a material decrease in our liquidity over the near to long term:

●	A substantial increase in working capital requirements to finance our operations;
●	Addition of administrative and professional personnel as our business continues to grow;
●	The cost of being a public company; and
●	Payments for seeking and securing quality staffing personnel.

The following table presents a summary of our cash flow activity for the periods set forth below:

		Years Ended June 30,
	2024	2023	2022
	USD	USD	USD
Consolidated Statements of Cash Flows Data:
Net cash (used in) provided by operating activities	$(6,405,366)	$(2,248,626)	$975,656
Net cash used in investing activities	(134,211)	(186,001)	(15,211)
Net cash provided by (used in) financing activities	10,882,236	(5,800,452)	9,233,896
Total	4,342,659	(8,235,079)	10,194,341

Cash Flow Activities for the Years Ended June 30, 2024, 2023 and 2022

Net Cash (Used in) Provided by Operating Activities

For the year ended June 30, 2024, cash used in operating activities was approximately $6.4 million. This consisted of net loss of approximately $15.6 million, adjusted for non-cash items of approximately $9.5 million and net changes in operating assets and liabilities of approximately $0.3 million. Non-cash items primarily consisted of stock-based compensation of approximately $9.1 million, depreciation and amortization of $0.1 million, and non cash lease expenses of approximately $0.2 million. The net changes in operating assets and liabilities were primarily driven by the decrease of approximately $0.3 million in accruals and other current liabilities, a decrease in operating lease assets and liabilities, net of approximately $0.2 million and an increase of approximately $0.1 million in accounts receivable, partially offset by an increase of approximately $0.3 million in accounts payable.

For the year ended June 30, 2023, cash used in operating activities was approximately $2.2 million. This consisted of net loss of approximately $3.2 million, adjusted for non-cash items of approximately $0.3 million and net changes in operating assets and liabilities of approximately $0.7 million. Non-cash items primarily consisted of depreciation and amortization expense of approximately $0.2 million and allowance for doubtful debts of approximately $0.1 million. The net changes in operating assets and liabilities were primarily driven by an increase of approximately $0.7 million in account payable and an increase of $0.4 million in accruals and other current liabilities, partially offset by the increase of approximately $0.2 million in other current assets, a decrease in operating lease assets and liabilities, net of approximately $0.1 million and the decrease in income taxes payable of approximately $0.1 million.

For the year ended June 30, 2022, cash provided by operating activities was approximately $1.0 million. This consisted of net income of approximately $0.1 million, adjusted for non-cash items of approximately $0.1 million and net changes in operating assets and liabilities of approximately $0.8 million. Non-cash items primarily consisted of depreciation and amortization expense of approximately $0.1 million. The net changes in operating assets and liabilities were primarily driven by a decrease of approximately $0.1 million in accounts receivable due to timing of collections, an increase of approximately $0.3 million in accounts payable, an increase of $0.3 million in accruals and other current liabilities and an increase of approximately $0.1 million in income taxes payable.

Net Cash Used in Investing Activities

Cash used in investing activities was approximately $0.1 million for the year ended June 30, 2024, which primarily consisted of purchase of property and equipment.

Cash used in investing activities was approximately $0.2 million for the year ended June 30, 2023, which primarily consisted of purchase of property and equipment.

Cash used in investing activities was approximately $15,000 for the year ended June 30, 2022, which primarily consisted of purchase of property and equipment.

Net Cash Provided by (Used in) Financing Activities

Cash provided by financing activities for the year ended June 30, 2024 was approximately $10.9 million, which primarily consisted of IPO proceeds and pre-IPO share subscriptions of approximately $9.1 million and $1.8 million respectively.

Cash used in financing activities for the year ended June 30, 2023 was approximately $5.8 million, which primarily consisted of repurchase of Class A Ordinary Shares issued amounting to approximately $6.6 million, and partially offset by proceeds from sale of our Class A Ordinary Shares of approximately $0.8 million.

Cash provided by financing activities for the year ended June 30, 2022 was approximately $9.2 million, which primarily consisted of approximately $9.7 million of proceeds from the sale of our Class A Ordinary Shares, and partially offset by repayments on advances due to our director of approximately $0.5 million.

Commitments and Contingencies

The following table summarizes our contractual obligations and commitments as of June 30, 2024:

	Payment Due by Period
	Total	Less than 1 Year	1 to 3 Years
	USD	USD	USD
Operating lease commitments	$385,275	$247,832	$137,443
Total	$385,275	$247,832	$137,443

Off-Balance Sheet Arrangements

During the periods presented, we did not have, nor do we currently have, significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our shareholders.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company — B. Business Overview — Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with US GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. See Note 2 to our consolidated financial statements included elsewhere in this report for additional information on our critical accounting estimates and policies.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act. As a result of our election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table provides information regarding our directors, executive officers and key personnel as of the date of this Annual Report.

Name	Age	Position/Title
Directors and Executive Officers
Siaw Tung Yeng	59	Co-Chief Executive Officer/Director
Teoh Pui Pui	47	Co-Chief Executive Officer/Chief Operating Officer/Chairwoman of the Board/Director
Ho Hin Yip	50	Independent Director
Tan Kim Han Raymond	45	Independent Director
Gabe Rijpma	49	Independent Director
Peng Chee Yong	39	Chief Financial Officer
Key Personnel
Rex Chin Chien Howh	36	Financial Controller
Law Pei Bei	35	Chief Business Officer
Nathan Siaw Seng Taat	30	Chief Medical Officer
Felicia Chan Siew Siew	40	Chief Technology Officer
Lun Kwok Chan	75	Chief Data Analyst

Siaw Tung Yeng, our co-founder and director, has served as the Co-Chief Executive Officer since our inception in 2016. Dr. Siaw has more than 30 years of professional experience in healthcare and medical informatics, and has been a senior consultant in family medicine since 2004. Dr. Siaw has also been complementing his work as a physician with IT knowledge for over 20 years. Prior to founding the Company, Dr. Siaw served as chief information officer, chairman of medical audit subcommittee and regional medical director of Healthway Medical Group from 2000 to 2004. Healthway Medical Group has one of the largest networks of clinics and medical centers in Singapore, operating more than 100 clinics and medical centers. From 2004 to 2020, Dr. Siaw served as a director overseeing the operation of United Vision Holdings Pte Ltd, which owns several family medicine clinics across Singapore. During the same period, Dr. Siaw also served as a senior consultant family physician of Healthmark Family Medicine Clinic managed by United Vision Holdings Pte Ltd, where he was in charge of delivering comprehensive, continuing and holistic care of all patients in the context of family practice. From 2006 to 2021, Dr. Siaw had been a medical director at Gloco Pte Limited Singapore, which provides health IT services since 2006. Since 2013, Dr. Siaw has been an examiner for Graduate Diploma in Family Medicine. He was also a clinical lecturer (Family Medicine) for Yong Loo Lin School of Medicine, National University of Singapore from 2013 to 2020. Dr. Siaw graduated from the National University of Singapore with a Bachelor of Medicine, Bachelor of Surgery degree in 1991 and a Master of Medicine degree in 1995. He was also awarded fellowship at the College of Family Physician in 2000.

Currently, Dr. Siaw also serves as a member of Singapore Medical Council’s Complaints Panel, a member of Singapore Medical Council’s Disciplinary Committee, a senior consultant family physician of HealthLight Family Medicine Clinic, an examiner in Graduate Diploma in Family Medicine examination, and an advisor of Singapore Family Medicine Continuing Medical Education.

Teoh Pui Pui, our co-founder, director and Chairwoman of the Board, has been our Co-Chief Executive Officer and Chief Operating Officer since 2019 and is primarily responsible for developing and implementing business strategies, managing relationships with key stakeholders and overseeing the day-to-day operations of the organization. Dr. Teoh is also our medical doctor in charge of medical diagnosis and treatment. Dr. Teoh also serves as the director of EC Family Clinic and the director of Punggol Ripples Family Clinic in Singapore. In these roles, Dr. Teoh is primarily responsible for the management of the clinics, overseeing the clinics’ strategic objectives, policies and overall directions. From 2004 to 2007, Dr. Teoh served as an instructor in Advance Trauma Life Support. From 2003 to 2007, Dr. Teoh served as the surgical resident (general surgery and hand surgery) of National Healthcare Group, which is a leader in public healthcare in Singapore and recognized for the quality of its medical expertise and facilities. Dr. Teoh was a member of the American Academy of Family Physicians from 2013 to 2017 and an academy member of International Master Course on Aging Science Asia from 2016 to 2017. She currently serves as an associate of American Aesthetic Association, a member of American Society for Laser Medicine and Surgery, Inc, and a member of American Academy of Aesthetic Medicine. Dr. Teoh graduated with a Bachelor of Medicine, Bachelor of Surgery degree from National University of Singapore in 2002, a Post Graduate Diploma in Practical Dermatology from Cardiff University, UK in 2010, a Post Graduate Diploma in Family Medicine from National University of Singapore in 2011, and a Post Graduate Diploma in Aesthetic Medicine from American Academy of Aesthetic Medicine in 2016. She also holds various certificates, including the Certificate of Accreditation Family Physician awarded by the Ministry of Health of Singapore, the Certificate of Registration Family Physician awarded by the Singapore Medical Council, as well as Certificate in Aesthetic Medicine and Certificate in Mesotherapy awarded by the American Academy of Aesthetic Medicine.

Ho Hin Yip is our independent director and serves as the chairman of the audit committee and as a member of the compensation and nominations committee. Since April 2012, Mr. Ho has been serving as the financial controller and joint company secretary of China Shenshan Orchard Holdings Co. Ltd (SGX: BKV) (formerly known as Dukang Distillers Holdings Limited). Since December 2012, Mr. Ho has been serving as an independent non-executive director of China Ever Grand Financial Leasing Group Co., Limited (HKEx:00379). Since November 2012, Mr. Ho has been serving as the managing director of JRK Certified Public Accountants Ltd. From October 2015 to December 2023, Mr. Ho served as an independent non-executive director of Jiyi Holdings Limited (HKEx: 01495). From August 2018 to July 2019, Mr. Ho served as an independent non-executive director of Hope Life International Holdings Limited (HKEx: 01683). From December 2014 to April 2020, Mr. Ho served as an independent non-executive director of Xinhua News Media Holdings Limited HKEx: 00309). Mr. Ho has been a practicing member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants since February 2005 and August 2005, respectively. Mr. Ho obtained a Bachelor of Business Administration in Professional Accountancy from the Chinese University of Hong Kong in 1997.

Tan Kim Han Raymond is our independent director and serves as the chairman of the nominations committee and as a member of the audit and compensation committee. Since April 2016, Mr. Tan has been serving as a council member of Singapore Road Safety Council, a non-profit organization formed under Ministry of Home Affairs of Singapore. Since February 2021, Mr. Tan has been serving as a director of Soleil Investment Pte. Ltd, an investment holding company in Singapore. Since May 2018, Mr. Tan has been serving as a director of Life Bridge Partners Pte. Ltd., a private investment company in Singapore. Since 2018, Mr. Tan has been serving as a director of UES Waste Management Pte Ltd. Since 2016, Mr. Tan has been serving as a director of UES Envirotech Philippines, Inc., UE Newater (Vietnam) Limited, BEWGI-UE Newater Pte Ltd, BEWGI-H2O Pte Ltd, and UESH-BEWGI Eng Pte Ltd. From May 2015 to December 2022, Mr. Tan served as the chief financial officer, chief risk officer and subsequently, chief executive officer, director and board secretary of CMIG International Holding Pte. Ltd, a group which provides investment services. From August 2019 to March 2020, Mr. Tan served as a director and chairman of finance committee of Sirius International Insurance Group (Nasdaq: SG) (currently known as Siriuspoint Ltd (NYSE: SPNT)), an insurance group. Mr. Tan has been a Singapore Chartered Accountant and a Certified Internal Auditor from the Institute of Internal Auditors. Mr. Tan obtained a Bachelor of Accountancy from Nanyang Technological University in 2003.

Gabe Rijpma is our independent director and serves as the chairman of the compensation committee and as a member of the audit and nominations committees. Mr. Rijpma is currently the chief executive officer and director of Aceso Health, a company delivering platform solutions for the healthcare industry aimed at enhancing the experience of care for both patients and healthcare providers. From 2006 to 2019, he held various positions at Microsoft across multiple geographies including Australia, the United States, and Singapore. His most recent role there was the senior director of Health & Social Services for Asia, where he led his team to scale up an emerging health business rapidly. Mr. Rijpma received his education in Business Computing from the Christchurch Institute of Technology from 1992 to 1994. He is also a fellow of the Australasian Institute of Digital Health and a founding fellow of Health Informatics New Zealand.

Peng Chee Yong joined our Company in 2022 and is currently our Chief Financial Officer overseeing key financial aspects including management of a finance team to set up our financial reporting system, supporting senior management in developing plans for financial growth, financial reporting, forecasting and budgeting, compliance with applicable accounting and legal requirements, as well as tax matters. Mr. Peng was the assistant manager at KPMG from 2009 to 2013, and audit supervisor at Baker Tilly from 2013 to 2015. From 2015 to 2018, he served as the audit and investment manager at ISOTeam Ltd., a SGX-listed leading facilities maintenance specialist for the public sector company. From 2018 to 2021, he was the IPO consultant at Pinedex Pte. Ltd., a consultancy company, where his main duties concentrated on pre-IPO assessments and financial matters such as coordinating internal and external audits, and preparing profit and working capital forecasts. Immediately prior to joining our Company, Mr. Peng was the chief financial officer of IAG Holdings Limited, a HKEX-listed company specializing in medical devices manufacturing, where his duties primarily included overseeing and ensuring compliance with the regulatory requirements of HKEX in financial reporting, accounting, tax, and internal controls. Mr. Peng earned his Bachelor of Accountancy degree from Northern University of Malaysia and graduated with first class honors. He has been qualified as a CPA in Australia since 2012, and as a Chartered Accountant in Singapore since 2017.

Rex Chin Chien Howh has served as our financial controller since 2022 and is primarily responsible for the management of cashflow and financial statements, including reviewing of all the subsidiaries’ daily, weekly and monthly financial statements close process controls to ensure all financial statements presented are in accordance with IFRS and US GAAP. He also supported the senior management in overseeing the monthly financial performance and setting KPIs for each business unit to ensure their business performance and future business planning. Prior to joining our Company, since 2021, Mr. Chin was a project cost controller in UEM Sunrise Bhd, a leading property developer in Malaysia, where he managed tax and financial operations, including the review and approval of payments, the preparation of revenue analysis and annual budget, as well as the assessment of the company’s tax position. From 2018 to 2019, Mr. Chin was a finance manager in the Johor division of another leading Malaysian property developer, IOI Properties Bhd, overseeing financial reporting, cash flow forecasts, annual budget as well as daily financial and tax operations. From 2013 to 2017, Mr. Chin worked in Ernst & Yong in Malaysia and held various positions including audit associate and audit assistant manager, where he engaged in the audits of listed companies and multinational corporations across various industries. He obtained his Diploma in Accounting from the Southern College University, Malaysia in 2009, his Bachelor’s Degree in Accounting and Finance from the University of Wales, UK in 2012, and became a fellow member at the Association of Chartered Certified Accountants in 2016.

Law Pei Bei has served as our Chief Business Officer since 2022. Ms. Law is primarily in charge of the coordination of departments, supporting senior management in developing plans for business growth, and business development activities. Prior to assuming her role as our Chief Business Officer, Ms. Law served as the marketing executive of DMG & Partners Securities Pte Ltd from 2012 to 2014 and the asset management & operations executive of IHC Medical Assets Pte Ltd from 2014 to 2016. From 2017 to 2022, she served as the head of business development & operations of Sano Pain Care Group, a pain care specialist offering drugless therapies in Malaysia since 2008, where her main duties included managing the healthcare business chain, expanding business scale, identifying areas of growth, and developing strategic partnerships with key stakeholders. From 2019 to 2022, she was the co-founder and head of business development & operations of Moss Motion, a design studio creating contents and experiences for brands to help them achieving business goals, primarily responsible for identifying new business opportunities, overseeing day-to-day operations, and maintaining relationships with clients and partners. She earned her Bachelor of Business Management & Law degree from Aomori Chuo Gakuin University in Japan in 2012, and earned her MBA degree from University of Cardiff Metropolitan in the UK in 2017.

Nathan Siaw Seng Taat has joined us since 2022 as Deputy Medical Officer and is now serving as our Chief Medical Officer, overseeing the recruitment and supervision of medical staff, the compliance of medical staff with Company policies and agenda, the development and approval of medical-related policies and procedures, as well as the training and promotion of subordinate staff under medical directors. Prior to assuming his role as Chief Medical Officer, he was an ophthalmology medical practitioner with Tan Tock Seng Hospital, Changi General Hospital, Singapore National Eye Centre and National University Hospital, and a medical officer with Singapore General Hospital and Changi General Hospital, where he was responsible for the care of patients from the emergency department to the general wards. From 2020 to 2022, Dr. Siaw was also a Singapore Armed Forces Medical Officer, where he was responsible for the daily operations of the medical center, the training and education of the medics in his camp, as well as patient care. He was also appointed as the medical officer in charge of the army care facility during the COVID-19 pandemic, and together with the task force, crafted policies and directives related to the medical care of local and overseas soldiers. He obtained his Bachelor of Medicine, Bachelor of Surgery degree from National University of Singapore in 2018, and was awarded Singapore Health Quality Service Award by the Singapore National Eye Center and Singapore Health Services group in 2021.

Felicia Chan Siew Siew has served as our Chief Technology Officer since 2017 and is primarily responsible for leading projects, developing and delivering computer programs, system software and network solutions to internal and external customers. Before joining Mobile-health, Ms. Chan worked as the assistant manager and analyst programmer in Gloco Malaysia Sdn Bhd, a leading healthcare IT system provider in Malaysia since 1997, from 2008 to 2014. From 2014 to 2017, she served as the co-technical lead and senior software developer in Manulife Technology and Services Sdn Bhd, a company providing software development services to members of Manulife group which is a leading financial services provider worldwide, where she provided advice and proposed solutions to resolve technical problems, as well as developed or enhanced new and existing technological features and infrastructures while working closely with business analysts’ team. Ms. Chan graduated with first class honors from University Tun Abdul Razak with a Bachelor’s Degree in Computer Science/Information Technology in 2007.

Lun Kwok Chan is our Chief Data Analyst. Dr. Lun has more than 40 years of professional experience in medical science and informatics. He founded and is currently the chief executive officer of Gateway Consulting Pte Ltd, since 2006 a company specializing in professional training in the areas of biostatistics and health informatics. He began his career as a lecturer at the Faculty of Science, National University of Singapore (“NUS”) in 1974, and left NUS as an associate professor in 2001. From March 2024 to September 2024, he served as our independent director . From 2007 to 2008, he briefly taught at Duke-NUS Graduate Medical School. From 2001 to 2010, Dr. Lun held various positions at Nanyang Technology University, including serving as the adjunct professor and vice dean of the School of Biological Science. He was the professorial fellow at the Department of Information Systems, NUS when he retired in 2014.

Board Advisers

We appointed three advisers in December 2023 to advise our Board and Co-Chief Executive Officers with respect to business strategic and expansion opportunities. Below presents the information about our three advisers.

Fan Min is the co-founder of Ctrip.com International Limited, a Nasdaq-listed travel service provider in China. He has served as Ctrip’s president since 2009 and the vice chairman of its board since 2013. From 2006 to 2013, he was also Ctrip’s chief executive officer. He was awarded the Top 10 Great Leaders Award of the Year on the 2010 APEC China SME Value List, and 2008 EY Entrepreneur of the Year.

Ling Tiung Leng has more than 25 years of developing businesses in various industries, such as the distribution channels, security manpower, construction, food & beverage, sports, and IT industry. He currently serves as the President of the ASEAN-China Entrepreneurs Association. In 2012, he was awarded the D.I.M.P., the Knight Companion of the Order of the Crown of Pahang, by the Sultan of Pahang.

Gregory Leong Goh Han currently serves as the executive chairman of Goldplus Universal Pte Ltd, a regional pharmaceutical sales, marketing and distribution company with offices in Singapore, Myanmar and Brunei. He is also the founding partner of Shenton Family Medical Clinics in Singapore, and has been involved with the Economic Development Board of Singapore as a SEEDS investor with experience in helping guiding start-up companies.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0
Directors who are Aboriginal Peoples:	0
Directors with Disabilities:	0

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K. Our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

B. Compensation

For the year ended June 30, 2023, we incurred compensation of approximately S$1,103,000 (US$818,000) to our executive officers and S$5,200 (US$38,000) to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our Singapore subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Other than as disclosed above, none of our directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

C. Board Practices

Board of Directors

Our Board consists of five directors, three of which are independent directors. A director is not required to hold any shares in our Company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract with our Company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a shareholder of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest with regard to any contract so made or transaction so consummated.

Subject to any separate requirement for audit committee approval under applicable law or the Listing Rules of the Nasdaq Stock Market and disqualification by the chairman of the relevant board meeting, a director may not vote in respect of any contract or transaction or proposed contract, that he or she may be interested therein, but he or she may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract shall come before the meeting for consideration. Our Board may exercise all of the powers of our Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital, or any part thereof, and to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our Company or of any third-party. None of our directors has a service contract with us that provides for benefits upon termination of service.

As a Cayman Islands company listed on the Nasdaq Capital Market, we are a foreign private issuer and are permitted to follow the home country practice with respect to certain corporate governance matters rather than complying with Nasdaq corporate governance standards. Cayman Islands law does not require a majority of a publicly traded company’s board of directors to be comprised of independent directors. However, to enhance our corporate governance, we elect to follow Nasdaq corporate governance standards in having a majority of our board comprised of independent directors.

Committees of the Board

We have established an audit committee, a compensation committee and a nominations committee under the Board, and have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Ho Hin Yip, Tan Kim Han Raymond and Gabe Rijpma, and is chaired by Ho Hin Yip. Our Board has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee consists solely of independent directors that satisfy the Nasdaq Capital Market and SEC requirements. Our Board has also determined that Ho Hin Yip qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the Nasdaq Stock Market. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

●	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

●	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

●	discussing the annual audited financial statements with management and our independent registered public accounting firm;

●	periodically reviewing and reassessing the adequacy of our audit committee charter;

●	meeting periodically with the management and our internal auditor and our independent registered public accounting firm;

●	reporting regularly to the full Board;

●	reviewing the adequacy and effectiveness of our accounting and integral control policies and procedures and any steps taken to monitor and control major financial risk exposure; and

●	such other matters that are specifically delegated to our audit committee by our Board from time to time.

Compensation Committee. Our compensation committee consists of Gabe Rijpma, Ho Hin Yip and Tan Kim Han Raymond, and is chaired by Gabe Rijpma. Our Board has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. Our compensation committee assists the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving to the Board with respect to the total compensation package for our chief executive officer;

●	reviewing the total compensation package for our employees and recommending any proposed changes to our management;

●	reviewing and recommending to the Board with respect to the compensation of our directors;

●	reviewing annually and administering all long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and

●	selecting and receiving advice from compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management

Nominations Committee. Our nominations committee consists of Tan Kim Han Raymond, Ho Hin Yip and Gabe Rijpma, and is chaired by Tan Kim Han Raymond. Our Board has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominations committee assists the Board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. The nominations committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our Board or for appointment to fill any vacancy;

●	reviewing annually with our Board its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	advising the Board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our Board on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our Company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association, as amended and restated from time to time. Our Company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

The functions and powers of our Board include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our Company and mortgaging the property of our Company; and

●	approving the transfer of shares of our Company, including the registering of such shares in our share register.

Interested Transactions

A director may, subject to any separate requirement for audit and risk committee approval under applicable law or applicable NASDAQ rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Terms of Directors and Executive Officers

Each of our directors holds office until the expiration of his or her term, as may be provided in a written agreement with our Company, and his or her successor has been elected and qualified, until his or her resignation or until his or her office is otherwise vacated in accordance with our articles of association. At each annual general meeting, one-third of the Directors for the time being shall retire from office by rotation. However, if the number of Directors is not a multiple of three, then the number nearest to but not less than one-third shall be the number of retiring Directors. A retiring director shall be eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our Board. Our directors may be appointed or removed from office by an ordinary resolution of shareholders. A director will be removed from office automatically if, among other things, the director (i) resigns; (ii) dies; (iii) is declared to be of unsound mind and the Board resolves that his office be vacated; (iv) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally; (v) is prohibited from being or ceases to be a director by operation of law;(vi) without special leave, is absent from meetings of the Board for three consecutive meetings, and the Board resolves that his office is vacated; (vii) has been required by the Nasdaq Capital Market to cease to be a Director; (viii) or is removed from office by the requisite majority of the Directors or otherwise pursuant to our amended and restated memorandum and articles of association then in effect. The compensation of our directors is determined by the Board. There is no mandatory retirement age for directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements through the Company with our directors and executive officers. Each of them is employed for a continuous term, or a specified time period which will be automatically extended, unless either we or the director and executive officer gives prior notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or compensation, for certain acts of the director or executive officer, including but not limited to the commitments of any breach of the provisions of the employment agreements, refusal to perform duties assigned or disobedience of a lawful and reasonable order, unlawful misconduct such as commission of fraud or embezzlement or a crime involving moral turpitude, or consistent willful misconduct or negligence. A director or an executive officer may terminate his or her employment at any time with a one- or three-month prior written notice.

Each director and executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, disclose, divulge to any other person or entity without our written consent, any confidential information of the Group (including in particular lists or details of customers of the Group) relating to the working of any process, technology, invention or methods carried on or used by the Group or in respect of which the Group is bound by an obligation of confidence to a third party, or any financial or trading information or trade secrets relating to the Group, or any information which the director or executive officer might receive or obtain in relation to the Group’s business (including, without limitation, the Group’s finances, customers, clients or suppliers), which for the time being is confidential, proprietary or generally not available to the public. Each director and executive officer has also agreed that all notes, memoranda, records and writing made by him or her relating to the business of the Group shall be and remain the property of the Group, and shall be delivered by him or her to the Group upon request.

In addition, all directors and executive officers have agreed to be bound by non-competition and non-solicitation restrictions, according to which the directors and executive officers shall not, during the term of his or her employment and for a period of one year or two years thereafter, (i) directly or indirectly engage in any business or activity which is substantially similar to those which he or she engaged in for the Company, if such activity is in competition with the Company; (ii) directly or indirectly, recruit or seek to hire any other employee of the Company who are still actively employed by or doing business with the Company; and (iii) directly or indirectly, solicit, attempt to solicit, or assist others to solicit any of the Company’s clients and customers with whom the director or executive officer had material contact during the term of employment. Each director and executive officer has agreed to devote a reasonable amount of his or her productive time, ability and attention to our business during the term of the employment.

We will enter into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

Corporate Governance Practice

We are a “foreign private issuer” as defined under the applicable U.S. federal securities laws. The Nasdaq corporate governance requirements include certain accommodations that allow foreign private issuers to follow “home country” corporate governance practices in lieu of the Nasdaq requirements. The application of such exemptions requires that we disclose each Nasdaq corporate governance rules that we do not follow and describe the Cayman Islands corporate governance practices we do follow. We currently follow Cayman Islands corporate governance practices in lieu of the Nasdaq corporate governance requirements in respect of the following:

●	the requirement under Section 5605(b)(2) of the Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

However, to enhance our corporate governance, we elect to follow Nasdaq corporate governance standards in having a majority of our board comprised of independent directors, and having our nominations and compensation committees to be composed entirely of independent directors.

Code of Conduct and Code of Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including all employees, officers and directors of the Company’s subsidiaries, and applies whether such personnel are working at the Company’s premises or at any other location, including working remotely. In addition, the Company seeks to do business with agents, consultants, contractors, suppliers and other third parties who act in a manner consistent with this code of business conduct and ethics. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of the Nasdaq.

2023 Employee Incentive Plan

In March 2023, we adopted the Employee Incentive Plan, or the Plan, to provide a wealth creation opportunity for the employees, advisors, consultants and directors in line with value creation for the Company, drive retention of employees, advisors, consultants and directors for their continued association with the Company, and motivate employees, advisors, consultants and directors by rewarding high performance. Under the Plan, the maximum aggregate number of Shares which may be issued pursuant to all awards (including incentive share options) is 10% of the total issued Class A Ordinary Shares of our Company from time to time. On August 1, 2023, we granted options to purchase a total of 3,738 Class A Ordinary Shares of a nominal or par value of US$0.001 each to our Chief Financial Officer, certain key personnel and employees at the price of US$1.0 per share. On December 18, 2023, at the same price per share, we further granted options to purchase a total of 701 Class A Ordinary Shares of a nominal or par value of US$0.001 each to three of our employees. On February 13, 2024, the Company issued 4,439 Class A Ordinary Shares of a nominal or par value of US$0.001 each to the holders of the options, pursuant to the provisions of the Plan. On February 14, 2024, the issued 4,439 Class A Ordinary Shares of a nominal or par value of US$0.001 each were divided into 1,109,750 Class A Ordinary Shares of a nominal or par value of US$0.000004 each. In October 2024, the Plan was amended such that the aggregate number of Class A Ordinary Shares of a nominal or par value of US$0.000004 each in the capital of the Company which may be issued each financial year upon exercise of the options granted under the Plan shall not exceed 15% of the total issued Class A Ordinary Shares.

The following paragraphs summarize the key terms of the Plan:

Administration of the Plan. The Plan will be administered by the Employee Incentive Plan Committee of the Company (the “Committee”) in its sole and absolute discretion with such powers and duties as are conferred on it by the Board from time to time. The Committee shall have the power, from time to time, to make and vary such regulations for the implementation and administration of this Plan as it in its absolute discretion deems fit. Any matter pertaining or pursuant to the Plan and any dispute as to the interpretation of the Plan or any rule, regulation, procedure thereunder or as to any rights under the Plan, shall be determined by the Committee and such decision shall be final and binding.

Duration of the Plan. The Plan may be terminated at any time by the Committee or, at the discretion of the Committee, by ordinary resolution of the Company, and if the Plan is so terminated, no further Options shall be offered hereunder.

Eligibility. The Committee shall in its sole and absolute discretion determine if a person is eligible to participate in the Plan, taking into consideration, among other things, role, seniority, length of service, performance history and potential contribution to the Company and/or any of its subsidiaries, and such person shall at least be a confirmed employee of the Company and/or any of its subsidiaries, or an advisor, consultant or director of the Company and/or any of its subsidiaries, and who have attained the age of 21 years (the “Participant”).

Grant of Options. An Option may be granted at any time as may be determined by the Committee in its sole and absolute discretion and may be granted subject to such conditions as may be determined by the Committee in its absolute discretion.

Subscription Price. The subscription price payable for each Option Share in respect of which an Option is exercisable (the “Subscription Price”) shall be determined by the Committee from time to time, provided that in no event shall the subscription price per Option Share be less than the par value of such Option Share.

Option period and vesting schedule. Options shall be exercisable only after vesting. Subject to the occurrence of certain events, the lapsing or the expiry of options as detailed in the Plan, the Options shall be exercisable in whole or in part, before the expiry of 10 years from the date of grant of the Option, or such other date as may be determined by the Committee. In the event the following occurs: (i) an initial public offering and listing of shares of the Company or a direct listing of shares of the Company (a “Listing”); or (ii) a change of control in the shares of the Company, (in the case of a Listing, subject to the provisions of the Plan) the Options granted to such Participants shall immediately vest and the Committee will, as soon as practicable and prior to the completion of such event, procure the allotment or transfer to each Participant of the relevant number of Option Shares. In the event of a Listing, subject to applicable law, the Articles of Association of the Company and the rules of the relevant securities exchange: the Participant (a) shall not, prior to the Listing, transfer any Option Shares without the prior written consent of the Committee; (b) shall not, prior to the Listing, transfer any Option Shares without first offering such Option Shares to the Company at a price and on terms no less favorable than those offered to a third party purchaser whose identity shall be disclosed to the Committee; (c) shall agree to be bound by any applicable lock-up restrictions and/or moratorium requirements under applicable law and the rules of the relevant securities exchange, or as otherwise requested by the Committee, for the relevant lock-up period; and (d) may, following the Listing, transfer any Option Shares held by such Participant at any time, subject to compliance with the Company’s Articles of Association.

Exercise of Options. An Option may be exercised, in whole or in part, by a Participant giving notice in writing to the Company in or substantially in the form set out in the Plan, subject to modifications as the Committee may from time to time determine, accompanied by (i) a remittance for the full amount of the aggregate Subscription Price payable in respect of all the Option Shares to be subscribed for upon exercise of the Option to the bank account of the Company, and (ii) any other documentation which the Committee may require in connection with an exercise of the Option.

Transfer Restrictions. An Option shall be personal to the Participant to whom it is granted and, prior to the allotment and/or transfer to the Participant of the Option Shares to which the Option relates, shall not be transferred (other than to a Participant’s personal representative on the death of that Participant), charged, assigned, pledged or otherwise disposed of, in whole or in part, except with the prior approval of the Committee. If a Participant shall do, suffer or permit any such act or thing as a result of which he would or might be deprived of any rights under an Option without the prior approval of the Committee, that Option shall immediately lapse.

Except as noted above, we did not, and will not, issue any other stock options or Class A Ordinary Share grants as of the date of this annual report.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our Ordinary Shares as of June 30, 2024 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our Class A or Class B Ordinary Shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned				% of Aggregate Voting Power
	Class A Ordinary Shares		Class B Ordinary Shares
Directors and Executive Officers	Shares	%	Shares	%
Siaw Tung Yeng	787,625	3.5	7,046,000	58.3	49.8
Teoh Pui Pui	3,176,250	14.2	1,610,000	13.3	13.5
Ho Hin Yip	-	-	-	-	-
Tan Kim Han Raymond	-	-	-	-	-
Gabe Rijpma	-	-	-	-	-
Peng Chee Yong	122,500	0.5	-	-	0.1

All Directors and Executive Officers as a Group	4,086,375	18.2	8,656,000	71.6

Principal Shareholders
Siaw Tun Mine	-	-	3,019,500	25.0	21.1
Ng Jet Wei	2,012,500	9.0			1.4

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 2 Venture Drive, #07-06/07 Vision Exchange, Singapore 608526.

As of June 30, 2024, approximately 36.6% of our issued and outstanding Class A Ordinary Shares 0.0% of our issued and outstanding Class B Ordinary Shares are held in the United States by one record holder (Cede and Company, as nominee for beneficial shareholders).

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

2023 Employee Incentive Plan

See “Item 6. Directors, Senior Management and Employees— C. Board Practices— 2023 Employee Incentive Plan.”

Material Transactions with Related Parties

In addition to the executive officer and director compensation arrangements discussed in “Item 6. Directors, Senior Management And Employees — B. Compensation,” below we describe transactions since incorporation, to which we have been a participant, in which the amount involved in the transaction is material to our Company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel: that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

In June 2020, we entered into a partnership agreement with five clinics, of which two clinics are jointly owned by our co-founders and directors Siaw Tung Yeng and Teoh Pui Pui, and one clinic is 50% owned by Teoh Pui Pui (collectively, the “Related Party Clinics”). Pursuant to such agreement, we offer our MaNaDr platform, including related IT, administration and accounting services to the clinics, and the clinics provide teleconsultation, including related medication supply, delivery, and phlebotomists services to us. For the years ended June 30, 2024, 2023 and 2022, the purchase of goods and services by us from the Related Party Clinics amounted to US$0.1 million, US$0.1 million and US$0.9 million, and the sales of goods and services by us to the Related Party Clinics amounted to US$0.4 million, US$0.4 million and US$0.5 million respectively. See Note 11 to the consolidated financial statements for more details.

We obtain advances from our directors or shareholders for working capital purpose from time to time in the year ended June 30, 2024, 2023 and 2022. The advances are interest-free and repayable on demand. As of June 30, 2024, 2023 and 2022, we had amount due to: (i) Siaw Tung Yeng of US$0.5 million, US$1.0 million and US$1.0 million, respectively; and (ii) David Cheong of US$0.1 million, US$0.1 million and US$0.1 million, respectively. In April 2022, Siaw Tung Yeng converted S$6.5 million (US$4.8 million) of the amount due to him into 11,631 of our Class A Ordinary Shares. See Note 11 to the consolidated financial statements for more details.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

Saved as disclosed in “Item 4. Information on the Company — B. Business Overview—,” we are currently not a party to any material legal proceeding. From time to time, however, we may be subject to various claims and legal actions arising in the ordinary course of business.

Dividend Policy

Our Board has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the Board. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our Company may only pay dividends out of profits or share premium, and provided always that, in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

We have not previously declared or paid any cash dividends and we do not have any present plan to pay any cash dividends on our Class A Ordinary Shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since April 10, 2024 under the symbol “MNDR.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since April 10, 2024 under the symbol “MNDR.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our Amended and Restated Memorandum and Articles of Association of the Registrant, Exhibit 1.1 and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-277254), as amended, initially filed with the SEC on February 22, 2024.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

Not applicable.

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands. Pursuant to Section 6 of the Tax Concessions Act (Revised) of the Cayman Islands, our Company has obtained an undertaking from the Financial Secretary: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to our Company or its operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on or in respect of the shares, debentures or other obligations of our Company or by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Act (Revised) of the Cayman Islands. The undertaking for our Company is for a period of 20 years from June 27, 2023.

Payments of dividends and capital in respect of our Class A Ordinary Shares are subject to taxation in the Cayman Islands and no withholding is required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Class A Ordinary Shares or on an instrument of transfer in respect of our Class A Ordinary Shares so long as the instrument of transfer is not executed in, brought to, or produced before a court of the Cayman Islands.

Singapore Tax Considerations

Dividends Distributions

Under the one-tier corporate tax system which currently applies to all Singapore tax resident companies, tax on corporate profits is final, and dividends paid by a Singapore tax resident company will be income tax exempt in the hands of a shareholder, whether or not the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.

A company is regarded as tax resident in Singapore if the control and management of the company’s business is exercised in Singapore. Control and management is defined as the making of decisions on strategic matters, such as those concerning the company’s policy and strategy. Generally, the location of the company’s board of directors meetings where strategic decisions are made determines where the control and management is exercised. However, under certain scenarios, holding board meetings in Singapore may not be sufficient and other factors will be considered to determine if the control and management of the business is indeed exercised in Singapore.

Foreign shareholders are advised to consult their own tax advisers to take into account the tax laws of their respective countries of residence and the existence of any agreement for the avoidance of double taxation which their country of residence may have with Singapore.

Gains upon Disposal of Shares

Gains arising from the disposal of the shares may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which may be regarded as the carrying on of a trade or business in Singapore. Such gains may also be considered income in nature, even if they do not arise from an activity in the ordinary course of trade or business or an ordinary incident of some other business activity, if the shares were purchased with the intention or purpose of making a profit by sale rather than holding for long-term investment purposes in Singapore. Conversely, gains from disposition of the shares in Singapore, if considered as capital gains rather than income by the Inland Revenue Authority of Singapore (“IRAS”), are not taxable in Singapore to the extent that they do not fall within the ambit of the new section 10L of the Income Tax Act 1947 (“ITA”), which came into effect on January 1, 2024.

There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. The characterization of gains arising from the sale of our shares will depend primarily on the facts and circumstances (commonly referred to as the “badges of trade”) of each shareholder.

Subject to section 10L of the ITA and specified exceptions, Section 13W of the Income Tax Act 1947 of Singapore, or “SITA”, provides for certainty on the non-taxability of gains derived by a corporate taxpayer from the disposal of ordinary shares during the period from June 1, 2012 to December 31, 2027 (both dates inclusive) where:

●	the divesting company had legally and beneficially held a minimum shareholding of 20% of the ordinary shares of the company whose shares are being disposed; and
●	the divesting company had maintained the minimum 20% shareholding for a continuous period of at least 24 months immediately prior to the disposal.

The above-mentioned “safe harbor rules” prescribed under Section 13W of SITA will not apply to a divesting company under certain scenarios. These include, but are not limited to, the divesting company that is in the business of trading or holding Singapore immovable properties (excluding property development), where the shares are not listed on a stock exchange in Singapore or elsewhere, the divesting company whose gains or profits from the disposal of ordinary shares are included as part of its income, disposal of shares by a partnership, limited partnership or limited liability partnership where one or more of the partners is a company or are companies, etc.

Under section 10L of the ITA, gains received in Singapore by an entity of a relevant group from the sale or disposal of any movable or immovable property outside Singapore will be treated as income chargeable to tax under section 10(1)(g) of the ITA under certain circumstances. Any registered shares, equity securities or securities will be deemed to be located outside Singapore if the register or principal register (if there is more than one register) is located outside Singapore regardless of where the company is incorporated. If our shares are deemed to be foreign assets, gains from their disposal will be subject to tax if an entity of a relevant group (other than an excluded entity) disposed of our shares on or after January 1, 2024. An entity is a member of a group of entities if its assets, liabilities, income, expenses and cash flows are (a) included in the consolidated financial statements of the parent entity of the group; or (b) excluded from the consolidated financial statements of the parent entity of the group solely on size or materiality grounds or on the grounds that the entity is held for sale. A group is a relevant group if (a) the entities of the group are not all incorporated, registered or established in Singapore; or (b) any entity of the group has a place of business outside Singapore. An excluded entity is defined in section 10L of the ITA to include a pure equity-holding company or any other entity without adequate economic substance in Singapore taking into account factors enumerated in section 10L of the ITA.

Investors are advised to consult their own tax advisors on the applicable tax treatment if they received gains in Singapore from the disposal of our shares.

Adoption of FRS 39, FRS 109 or SFRS(I) 9 for Singapore Income Tax Purposes

Shareholders who apply, or who are required to apply, the Singapore Financial Reporting Standard 39 –Financial Instruments: Recognition and Measurement, or FRS 39; the Singapore Financial Reporting Standard 109 – Financial Instruments, or FRS 109; or the Singapore Financial Reporting Standard (International) 9 – Financial Instruments, or SFRS(I) 9, may for the purposes of Singapore income tax be required to recognize gains or losses in respect of financial instruments (not being gains or losses in the nature of capital) in accordance with FRS 39, FRS 109 or SFRS(I) 9 (as the case may be) (as modified by the applicable provisions of Singapore income tax law) even where no sale or disposal of the shares is made.

Section 34A of the SITA provides for the tax treatment for financial instruments in accordance with FRS 39 (subject to certain exceptions and “opt-out” provisions) for taxpayers who are required to comply with FRS 39 for financial reporting purposes. The IRAS has also issued a circular entitled “Income Tax Implications Arising from the Adoption of FRS 39 — Financial Instruments: Recognition and Measurement”. FRS 109 or SFRS(I) 9 (as the case may be) is mandatorily effective for annual periods beginning on or after January 1, 2018, replacing FRS 39. Section 34AA of the SITA requires taxpayers who comply or who are required to comply with FRS 109 or SFRS(I) 9 (as the case may be) for financial reporting purposes to calculate their profit, loss or expense for Singapore income tax purposes in respect of financial instruments in accordance with FRS 109 or SFRS(I) 9 (as the case may be), subject to certain exceptions. The IRAS has also issued a circular entitled “Income Tax: Income Tax Treatment Arising from Adoption of FRS 109 — Financial Instruments”.

Shareholders who may be subject to the above-mentioned tax treatments, including under Sections 34A or 34AA of the SITA, should consult their accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of the shares.

Corporate Income Tax

Companies that carry on business in Singapore are subject to a flat rate of 17% of the companies’ chargeable income. Chargeable income refers to the companies’ taxable income (after deducting tax-allowable expenses).

Goods and Services Tax

The sale of the shares by a GST-registered investor belonging in Singapore for GST purposes to another person belonging in Singapore is an exempt supply not subject to GST. Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in connection with the making of an exempt supply is generally not recoverable from the Singapore Comptroller of GST and will become an additional cost to the investor unless the investor satisfies certain conditions prescribed under the GST legislation or satisfies certain GST concessions.

Where the shares are sold by a GST-registered investor in the course of or furtherance of a business carried on by such investor contractually to and for the direct benefit of a person belonging outside Singapore, the sale should generally, subject to satisfaction of certain conditions, be considered a taxable supply subject to GST at 0%. Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in making such a supply in the course of or furtherance of a business may be fully recoverable from the Singapore Comptroller of GST. Investors should seek their own tax advice on the recoverability of GST incurred on expenses in connection with the purchase and sale of the shares.

Services consisting of arranging, brokering, underwriting or advising on the issue, allotment or transfer of ownership of the shares rendered by a GST-registered person to an investor belonging in Singapore for GST purposes in connection with the investor’s purchase, sale or holding of the shares will be subject to GST at the standard rate of 9% with effect from January 1, 2024. Similar services rendered by a GST registered person contractually to an investor belonging outside Singapore and for the direct benefit of such an investor or a GST registered person belonging in Singapore should generally, subject to the satisfaction of certain conditions, be subject to GST at 0%.

Stamp Duty

Where our shares evidenced in certificated forms are acquired in Singapore, stamp duty is payable on the instrument of their transfer at the rate of 0.2% of the consideration or market value of our shares, whichever is higher.

Where an instrument of transfer (including electronic documents) is executed outside Singapore, stamp duty may be payable if the instrument of transfer is executed outside Singapore and is received in Singapore. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. An electronic instrument that is executed outside Singapore is considered received in Singapore if (a) it is retrieved or accessed by a person in Singapore; (b) an electronic copy of it is stored on a device (including a computer) and brought into Singapore; or (c) an electronic copy of it is stored on a computer in Singapore.

On the basis that any transfer instruments in respect of our shares traded on the NASDAQ are executed outside Singapore through our transfer agent and share registrar in the United States for registration in our branch share register maintained in the United States, no stamp duty would be payable in Singapore on such transfers to the extent that the instruments of transfer (including electronic documents) are not received in Singapore.

As the relevant deeming provisions under section 60F of the Singapore Stamp Duty Act 1929 of Singapore are quite broad, registered shareholders of our shares may wish to note that electronic document executed outside Singapore may still be deemed to be received in Singapore if the branch records is accessed/retried in Singapore. As it may not be practical to anticipate the circumstances where an instrument may be considered received in Singapore, investors should consult their tax advisors regarding the particular Singapore stamp duty implications for them.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of Class A Ordinary Shares by U.S. Holders that acquire the Class A Ordinary Shares in this annual report and hold the Class A Ordinary Shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This summary is based on U.S. federal income tax laws in effect as of the date of this annual report, including the Code and U.S. Treasury regulations, as in effect or proposed as of the date of this annual report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. There can be no assurance that the Internal Revenue Service or a court will not take a contrary position to this summary.

This summary does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a particular investor’s decision to purchase, hold or dispose of Class A Ordinary Shares. Moreover, this summary does not address the Medicare tax on net investment income, alternative minimum tax, non-income tax (such as the gift and estate tax) or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	certain financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	a mutual fund;
●	regulated investment companies;
●	real estate investment trusts;
●	a broker;
●	dealers in securities or currencies;
●	an individual retirement or other tax-deferred account;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities;
●	holders who acquire their Class A Ordinary Shares pursuant to any employee share option or otherwise as compensation;
●	an accrual method taxpayer subject to special tax accounting rules as a result of its use of financial statements;
●	an investor who is a U.S. expatriate, former U.S. citizen or former long term resident of the United States;
●	persons holding Class A Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;
●	persons holding Class A Ordinary Shares in connection with a trade or business outside the United States;
●	persons subject to special tax accounting rules as a result of their use of financial statements;
●	a controlled foreign corporation;
●	a passive foreign investment company;
●	U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own 10% or more of (i) the total combined voting power of all classes of our voting Shares or (ii) the total value of all classes of our Shares; or
●	partnerships or other pass-through entities for U.S. federal income tax purposes, or persons holding the Class A Ordinary Shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the Class A Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the U.S. or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding the Class A Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of an investment in the Class A Ordinary Shares.

Dividends

Any cash distributions paid on the Class A Ordinary Shares (including the amount of any Singapore tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A Ordinary Shares. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the Class A Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”; provided that certain conditions are satisfied, including that (1) the Class A Ordinary Shares on which the dividends are paid are readily tradable on an established securities market in the U.S., (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period and other requirements are met.

For U.S. foreign tax credit purposes, dividends paid on the Class A Ordinary Shares generally will be treated as income from non-U.S. sources and generally will constitute passive category income. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Class A Ordinary Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Class A Ordinary Shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the Class A Ordinary Shares have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives Singapore dollars or another currency other than U.S. dollars on the disposition of our Class A Ordinary Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Class A Ordinary Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill), we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Class A Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Class A Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial price offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

A U.S. Holder that holds stock in a non-U.S. corporation during any taxable year in which the corporation is treated as a PFIC is subject to special tax rules with respect to (a) any gain realized on the sale, exchange or other disposition of the stock and (b) any “excess distribution” by the corporation to the holder, unless the holder elects to treat the PFIC as a “qualified electing fund” (“QEF”) or makes a “mark-to-market” election, each as discussed below. An “excess distribution” is that portion of a distribution with respect to PFIC stock that exceeds 125% of the average of such distributions over the preceding three-year period or, if shorter, the U.S. Holder’s holding period for its shares. Excess distributions and gains on the sale, exchange or other disposition of stock of a corporation which was a PFIC at any time during the U.S. Holder’s holding period are allocated ratably to each day of the U.S. Holder’s holding period. Amounts allocated to the taxable year in which the disposition occurs and amounts allocated to any period in the shareholder’s holding period before the first day of the first taxable year that the corporation was a PFIC will be taxed as ordinary income (rather than capital gain) earned in the taxable year of the disposition. Amounts allocated to each of the other taxable years in the U.S. Holder’s holding period are not included in gross income for the year of the disposition, but are subject to a special tax (equal to the highest ordinary income tax rates in effect for those years, and increased by an interest charge at the rate applicable to income tax deficiencies) that is added to the tax otherwise due for the taxable year in which the disposition occurs. The tax liability for amounts allocated to years before the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if a U.S. Holder held such Class A Ordinary Shares as capital assets. The preferential U.S. federal income tax rates for dividends and long-term capital gain of individual U.S. Holders (as well as certain trusts and estates) would not apply, and special rates would apply for calculating the amount of the foreign tax credit with respect to excess distributions.

If a corporation is a PFIC for any taxable year during which a U.S. Holder holds shares in the corporation, then the corporation generally will continue to be treated as a PFIC with respect to the holder’s shares, even if the corporation no longer satisfies either the passive income or passive asset tests described above, unless the U.S. Holder terminates this deemed PFIC status by electing to recognise gain, which will be taxed under the excess distribution rules as if such shares had been sold on the last day of the last taxable year for which the corporation was a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

The excess distribution rules may be avoided if a U.S. Holder makes a QEF election effective beginning with the first taxable year in the holder’s holding period in which the corporation is a PFIC. A U.S. Holder that makes a QEF election is required to include in income its pro rata share of the PFIC’s ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. A U.S. Holder whose QEF election is effective after the first taxable year during the holder’s holding period in which the corporation is a PFIC will continue to be subject to the excess distribution rules for years beginning with such first taxable year for which the QEF election is effective.

In general, a U.S. Holder makes a QEF election by attaching a completed IRS Form 8621 to a timely filed (taking into account any extensions) U.S. federal income tax return for the year beginning with which the QEF election is to be effective. In certain circumstances, a U.S. Holder may be able to make a retroactive QEF election. A QEF election can be revoked only with the consent of the IRS. In order for a U.S. Holder to make a valid QEF election, the corporation must annually provide or make available to the holder certain information. Our Company does not intend to provide to U.S. Holders the information required to make a valid QEF election and our Company currently makes no undertaking to provide such information. Accordingly, it is currently anticipated that a U.S. Holder will not be able to avoid the special tax rules described above by making the QEF election.

As an alternative to making a QEF election, a U.S. Holder may make a “mark-to-market” election with respect to its PFIC shares if the shares meet certain minimum trading requirements. If a U.S. Holder makes a valid mark-to-market election for the first tax year in which such holder holds (or is deemed to hold) stock in a corporation and for which such corporation is determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect of its stock. Instead, a U.S. Holder that makes a mark-to-market election will be required to include in income each year an amount equal to the excess, if any, of the fair market value of the shares that the holder owns as of the close of the taxable year over the holder’s adjusted tax basis in the shares. The U.S. Holder will be entitled to a deduction for the excess, if any, of the holder’s adjusted tax basis in the shares over the fair market value of the shares as of the close of the taxable year; provided, however, that the deduction will be limited to the extent of any net mark-to-market gains with respect to the shares included by the U.S. Holder under the election for prior taxable years. The U.S. Holder’s basis in the shares will be adjusted to reflect the amounts included or deducted pursuant to the election. Amounts included in income pursuant to a mark-to-market election, as well as gain on the sale, exchange or other taxable disposition of the shares, will be treated as ordinary income. The deductible portion of any mark-to-market loss, as well as loss on a sale, exchange or other disposition of shares to the extent that the amount of such loss does not exceed net mark-to-market gains previously included in income, will be treated as ordinary loss.

The mark-to-market election applies to the taxable year for which the election is made and all subsequent taxable years, unless the shares cease to meet applicable trading requirements (described below) or the IRS consents to its revocation. The excess distribution rules generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. However, if a U.S. Holder makes a mark-to-market election for PFIC stock after the beginning of the holder’s holding period for the stock, a coordination rule applies to ensure that the holder does not avoid the tax and interest charge with respect to amounts attributable to periods before the election.

A mark-to-market election is available only if the shares are considered “marketable” for these purposes. Shares will be marketable if they are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on a non-U.S. exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. For these purposes, shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. We cannot guarantee that, once listed, our Class A Ordinary Shares will continue to be listed and regularly traded on such exchange. Each U.S. Holder should ask its own tax advisor whether a mark-to-market election is available or desirable, including as to whether the Class A Ordinary Shares are considered marketable for these purposes.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Class A Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

A U.S. Holder of PFIC stock must generally file an IRS Form 8621 annually. A U.S. Holder must also provide such other information as may be required by the U.S. Treasury Department if the U.S. Holder (i) receives certain direct or indirect distributions from a PFIC, (ii) recognises gain on a direct or indirect disposition of PFIC stock, or (iii) makes certain elections (including a QEF election or a mark-to-market election) reportable on IRS Form 8621.

U.S. Holders are urged to consult their tax advisors as to our Company’s status as a PFIC, and, if our Company is treated as a PFIC, as to the effect on them of, and the reporting requirements with respect to, the PFIC rules and the desirability of making, and the availability of, either a QEF election or a mark-to-market election with respect to our Class A Ordinary Shares. Our Company provides no advice on taxation matters.

Information with Respect to Foreign Financial Assets

In addition, certain U.S. Holders may be subject to certain reporting obligations with respect to Class A Ordinary Shares if the aggregate value of these and certain other “specified foreign financial assets” exceeds $50,000. If required, this disclosure is made by filing Form 8938 with the IRS. Significant penalties can apply if U.S. Holders are required to make this disclosure and fail to do so. In addition, a U.S. Holder should consider the possible obligation for online filing of a FinCEN Report 114—Foreign Bank and Financial Accounts Report as a result of holding Class A Ordinary Shares. U.S. Holders are thus encouraged to consult their U.S. tax advisors with respect to these and other reporting requirements that may apply to their acquisition of Class A Ordinary Shares.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to distributions made on our Class A Ordinary Shares within the U.S. to a non-corporate U.S. Holder and to the proceeds from the sale, exchange, redemption or other disposition of Class A Ordinary Shares by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales or other dispositions effected at an office) outside the U.S. will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (or otherwise establishes, in the manner provided by law, an exemption from backup withholding) or to report dividends required to be shown on the U.S. Holder’s U.S. federal income tax returns.

Backup withholding is not an additional income tax, and the amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability provided that the appropriate returns are filed.

You should consult your own tax advisor as to the qualifications for exemption from backup withholding and the procedures for obtaining the exemption.

The foregoing does not purport to be a complete analysis of the potential tax considerations relating to the Placement, and is not tax advice. Prospective investors should consult their own tax advisors as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of the Class A Ordinary Shares, including the applicability of the U.S. federal, state and local tax laws or non-tax laws, non-U.S. tax laws, and any changes in applicable tax laws and any pending or proposed legislation or regulations.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File No. 333-277254), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For a list of our subsidiaries, see “Item 4. Information on the Company—A. History and Development of the Company.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration and Credit Risks

The Company maintains cash with banks in Singapore (“SGN”). Should any bank holding cash become insolvent, or if the Company is otherwise unable to withdraw funds, the Company would lose the cash with that bank; however, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. In Singapore, a depositor has up to S$100,000 insured by Singapore Deposit Insurance Corporation (“SDIC”).

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalent and accounts receivable. The Company has designed its credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security. The Company periodically evaluates the creditworthiness of the existing clients in determining the allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

For the years ended June 30, 2024 and 2023

Concentration of customers

As of June 30, 2024, none of the customers amounted more than 10% of the Company’s account receivables. Customer A accounted 21% of the account receivables as of June 30, 2023.

None of the customers accounted more than 10% of the Company’s total revenue for the year ended June 30, 2024 and 2023.

Concentration of vendors

None of the suppliers accounted more than 10% of account payable as of June 30, 2024 and 2023.

For the year ended June 30, 2024 and 2023, none of the suppliers accounted more than 10% of the Company’s total purchases.

Foreign Exchange Risk

The functional currency of our operating subsidiary is SGD, and therefore our operations are exposed to foreign exchange rate fluctuations. Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the SGD to the U.S. dollar.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Registration Statement on Form F-1, as amended (File Number 333-277254)

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-277254) for our initial public offering, which was declared effective by the SEC on March 27, 2024. On April 12, 2024, we completed our initial public offering in which we issued and sold an aggregate of 2,587,500 Class A Ordinary Shares, which includes 337,500 Class A Ordinary Shares subject to the over-allotment option being exercised by the underwriter, at a price of $4.00 per share for a total net proceeds, after deducting discounts, expenses allowance and expenses, of approximately $9.2 million  . Network 1 Financial Securities, Inc. was the representative of the underwriters of our initial public offering.

As of the date of this annual report, we used $5.5 million of the net proceeds received from our initial public offering for working capital and corporate purposes. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this Annual Report, our Chief Executive Officer and Chief Financial Officer (the “Certifying Officer”), conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, the Certifying Officer has concluded that our disclosure controls and procedures were effective to ensure that material information is recorded, processed, summarized and reported by our management on a timely basis in order to comply with our disclosure obligations under the Exchange Act and the rules and regulations promulgated thereunder.

(b) Management’s annual report on internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2024 using its internal standard operating procedures (“SOP”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of June 30, 2024, the Company determined that there were no control deficiencies that constituted material weaknesses.

(c) Attestation report of the registered public accounting firm.

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(d) Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended June 30, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Ho Hin Yip qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Ho Hin Yip satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by JWF Assurance PAC and Simon & Edward, LLP, our independent registered public accounting firm for the periods indicated:

JWF Assurance PAC

	For the Fiscal Years Ended June 30,
	2024	2023	2022
Audit fees	$140,000	$-	$-
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees(2)	-	-	-
Total	$140,000	$-	$-

Simon & Edward, LLP

	For the Fiscal Years Ended June 30,
	2024	2023	2022
Audit fees(1)	$35,000	$155,000	$142,500
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees(2)	-	-	-
Total	$35,000	$155,000	$142,500

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2024.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

The audit committee of our board of directors has established its pre-approval policies and procedures, pursuant to which the audit committee approved the foregoing audit, tax, and non-audit services provided by JWF Assurance PAC and Simon & Edward, LLP in the fiscal years as described above. Consistent with our audit committee’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the audit committee. The full audit committee approves proposed services and fee estimates for these services. One or more independent directors serving on the audit committee may be delegated by the full audit committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full audit committee at its next scheduled meeting. Pursuant to these procedures, the audit committee approved the foregoing audit services provided by JWF Assurance PAC.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On September 6, 2024,   the audit committee of the Board of Directors of the Company resolved to release Simon & Edward, LLP as the Company’s independent registered public accounting firm effective immediately. On the same day, the audit committee of the Board of Directors of the Company approved the appointment of JWF Assurance PAC (“JWF”) as the Company’s independent registered public accounting firm to perform independent audit services for the year ended June 30, 2024.

Simon & Edward’s reports on the financial statements of the Company for each of the fiscal years ended June 30, 2023 and 2022 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

From July 1, 2023 through the subsequent interim period preceding the release  , (i) there was no audit report issued by Simon & Edward and Simon & Edward did not audit any financial statements and there were no disagreements between our Company and Simon & Edward on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Simon & Edward would have caused Simon & Edward to make reference to the subject matter of the disagreements in connection with its reports, and (ii) there was no reportable event requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

We provided Simon & Edward with a copy of the disclosures under this Item 16F and requested from Simon & Edward a letter addressed to the SEC indicating whether it agrees with such disclosures, and if not, stating the respects in which it does not agree. A copy of Simon & Edward’s letter , Exhibit 99.1 of Form 6-K for August 2024 filed on September 6, 2024 , is incorporated by reference herein, stating Simon & Edward agrees with the statements made by us.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of JWF, neither we nor anyone on behalf of us has consulted with JWF regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that JWF concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

Item 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq Stock Market listing rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq corporate governance listing standards. We may in the future decide to use the foreign private issuer exemption with respect to some or all the other Nasdaq corporate governance rules. As a result, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Item 16K. CYBERSECURITY

Risk Management and Strategy

We identify and assess material risks from cybersecurity threats to our information systems and the information residing in our information systems by monitoring and evaluating our threat environment on an ongoing basis using various methods including, for example, using manual and automated tools, subscribing to reports and services that identify cybersecurity threats, analyzing reports of threats and threat actors, conducting scans of the threat environment, and conducting risk assessments.

Our IT department is tasked with continuous monitoring of the cybersecurity landscape, identifying risks and implementing defensive measures. This vigilance extends to the prompt communication of potential threats or incidents to the executive management and the Board of Directors. Interaction between executive management and department heads facilitates a dynamic exchange of information and a unified response strategy.

We are not aware of any risks from cybersecurity threats, including as a result of any cybersecurity incidents, which have materially affected or are reasonably likely to materially affect our Group, including our business strategy, results of operations, or financial condition. Refer to “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry — Security breaches and attacks against our systems and network, and any potential resultant breach or failure to otherwise protect confidential and proprietary information, and network disruptions in general could damage our reputation and adversely affect our business, financial condition, results of operations and prospects” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry — Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects” for more information.

Cybersecurity Governance

Our board of directors oversees the management of our cybersecurity risk. At the management level, our Chief Executive Officer and Chief Technology Officer are primarily responsible for assessing and managing material cybersecurity risks and incidents. They meet regularly with our IT and business operations teams to review cybersecurity performance metrics, identify top cybersecurity risks, and assess the status of cybersecurity programs and initiatives.

As of the date hereof, the Company has not encountered cybersecurity incidents that the Company believes to have been material to the Company taken as a whole.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Mobile-health Network Solutions, and its operating entities are included at the end of this annual report.

MOBILE-HEALTH NETWORK SOLUTIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mobile-Health Network Solutions

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mobile-Health Network Solutions and its subsidiaries (collectively, the “Company”) as of June 30, 2024, and the related consolidated statements of operation and comprehensive income, changes in shareholders’ equity, and cash flows for the year ended June 30, 2024 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operations and its cash flows for the year ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ JWF Assurance PAC

We have served as the Company’s auditors since 2024.

JWF Assurance PAC Singapore PCAOB ID Number 7095

October 23, 2024

MOBILE-HEALTH NETWORK SOLUTIONS

CONSOLIDATED BALANCE SHEETS

	As of June, 30
	2024	2023
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	6,707,695	2,225,806
Accounts receivable, net	111,066	74,315
Inventories, net	163,993	146,381
Other current assets	222,737	164,410
Amount due from related parties	83,563	106,897
Total current assets	7,289,054	2,717,809

Non-current assets
Property and equipment, net	216,047	178,799
Intangible assets, net	18,952	70,783
Operating leases right-of-use assets	370,607	393,198
Other assets	55,955	81,950
Total non-current assets	661,561	724,730

TOTAL ASSETS	7,950,615	3,442,539

LIABILITIES
Current liabilities
Accounts payable	1,671,201	1,358,816
Accruals and other payables	1,078,094	826,167
Amount due to officers	133,544	133,586
Amount due to related parties	35,367	26,915
Operating lease liabilities, current	240,090	154,604
Total current liabilities	3,158,296	2,500,088

Non-current liabilities
Amount due to officers	516,946	994,708
Other liabilities	-	73,763
Operating lease liabilities	135,920	241,179
Total non-current liabilities	652,866	1,309,650

TOTAL LIABILITIES	3,811,162	3,809,738

SHAREHOLDERS’ EQUITY (DEFICIT)
Ordinary shares, Class A, $0.000004 par value, 6,250,000,000 shares authorized, 22,413,462 and 13,403,750 shares issued and outstanding as of June 30, 2024 and 2023, respectively	89	53
Ordinary shares, Class B, $0.000004 par value, 6,250,000,000 shares authorized, 12,078,250 shares issued and outstanding as of June 30, 2024 and 2023, respectively	49	49
Additional paid-in capital	28,466,888	8,496,710
Accumulated deficit	(24,755,793)	(9,153,001)
Accumulated other comprehensive income	428,220	288,990
Total shareholders’ equity (deficit)	4,139,453	(367,199)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	7,950,615	3,442,539

The accompanying notes are an integral part of these consolidated financial statements.

MOBILE-HEALTH NETWORK SOLUTIONS

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the years ended June 30
	2024	2023	2022
	US$	US$	US$

Revenue	13,968,535	7,874,886	6,988,849
- Third parties	13,544,991	7,434,789	6,439,164
- Related parties	423,544	440,097	549,685

Cost	(11,430,162)	(6,779,892)	(5,053,743)
- Third parties	(11,303,628)	(6,629,622)	(4,096,651)
- Related parties	(126,534)	(150,270)	(957,092)

Gross profit	2,538,373	1,094,994	1,935,106

Operating expenses:
Salaries and benefits	4,045,692	2,389,892	1,038,877
Depreciation and amortization	149,078	94,816	87,094
Selling, general and administrative	4,927,584	1,898,986	615,473
Share-based compensation	9,119,764	-	-
Total operating expenses	18,242,118	4,383,694	1,741,444

Other income:
Government incentives	-	27,892	2,357
Other income, net	81,759	47,448	62,453
Total other income, net	81,759	75,340	64,810

(Loss) Income before income tax expense	(15,621,986)	(3,213,360)	258,472

Income tax credit (expense)	19,194	-	(165,775)
Net (loss) income	(15,602,792)	(3,213,360)	92,697

Other comprehensive income:
Foreign currency translation, net of income tax	139,230	396,262	(114,433)
Comprehensive loss	(15,463,562)	(2,817,098)	(21,736)

Net loss per share
Basic and diluted	(0.56)	(0.13)	0.01

Weighted average number of ordinary shares
Basic and diluted	27,808,375	25,482,000	21,600,500

The accompanying notes are an integral part of these consolidated financial statements.

MOBILE-HEALTH NETWORK SOLUTIONS

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

	Ordinary shares, Class A		Ordinary shares, Class B		Additional		Accumulated other
	Shares Outstanding	Par value	Shares Outstanding	Par value	paid-in capital	Accumulated losses	comprehensive (loss)income	Total
		US$		US$	US$	US$	US$	US$
Balance as at July 1, 2021	8,052,000	32	12,078,250	49	-	(6,032,338)	7,161	(6,025,096)
Issuance of ordinary shares (Note 10)	8,821,500	35	-	-	14,482,926	-	-	14,482,961
Net income	-	-	-	-	-	92,697	-	92,697
Foreign currency translation adjustment	-	-	-	-	-	-	(114,433)	(114,433)
Balance as of July 1, 2022	16,873,500	67	12,078,250	49	14,482,926	(5,939,641)	(107,272)	8,436,129
Ordinary shares buy back (Note 10)	(4,026,000)	(16)	-	-	(6,848,257)	-	-	(6,848,273)
Issuance of ordinary shares (Note 10)	556,250	2	-	-	862,041	-	-	862,043
Net loss	-	-	-	-	-	(3,213,360)	-	(3,213,360)
Foreign currency translation adjustment	-	-	-	-	-	-	396,262	396,262
Balance as of June 30, 2023	13,403,750	53	12,078,250	49	8,496,710	(9,153,001)	288,990	(367,199)
Issuance of ordinary shares from private placement exercise (Note 10)	996,000	4	-	-	1,724,069	-	-	1,724,073
Stock-based compensation	5,272,000	21	-	-	9,119,743	-	-	9,119,764
Issuance of ordinary shares from public offering exercise (“IPO”)	2,587,500	10	-	-	9,126,366	-	-	9,126,376
Cashless exercise of common stock warrants	154,212	1	-	-	-	-	-	1
Net loss	-	-	-	-	-	(15,602,792)	-	(15,602,792)
Foreign currency translation adjustment	-	-	-	-	-	-	139,230	139,230
Balance as of June 30, 2024	22,413,462	89	12,078,250	49	28,466,888	(24,755,793)	428,220	4,139,453

The accompanying notes are an integral part of these consolidated financial statements.

MOBILE-HEALTH NETWORK SOLUTIONS

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended June 30
	2024	2023	2022
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	(15,602,792)	(3,213,360)	92,697
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	149,078	94,816	87,094
Non cash lease expenses	184,820	106,076	49,696
Intangible assets written off (reversal)	-	2,887	(8,958)
Deferred tax benefit provision	-	-	549
Allowance for expected credit loss	-	106,450	-
(Reversal) provision for stock obsolesces	-	20,438	-
Stock-based compensation	9,119,764	-	-
Change in operating assets and liabilities:
Accounts receivable	(36,751)	(513)	119,360
Other current assets	(32,332)	(210,622)	(2,287)
Inventories	(17,612)	(92,813)	22,065
Accounts payable	312,385	748,515	298,587
Accruals and other current liabilities	(299,924)	431,812	229,844
Operating lease assets and liabilities, net	(182,002)	(105,212)	(47,353)
Income taxes payable	-	(137,100)	134,362
Net cash (used in) provided by operating activities	(6,405,366)	(2,248,626)	975,656
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(134,211)	(186,001)	(15,211)
Net cash used in investing activities	(134,211)	(186,001)	(15,211)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares	10,850,450	843,081	9,709,166
Repurchase of ordinary shares issued	-	(6,598,240)	-
Advance (repayment) of other payables to related parties	31,786	(45,293)	(11,889)
Repayment to directors	-	-	(463,381)
Net cash provided by (used in) financial activities	10,882,236	(5,800,452)	9,233,896

Effect of exchange rate changes on cash and cash equivalents	139,230	217,797	(114,433)
Net change in cash and cash equivalents	4,481,889	(8,017,282)	10,079,908
Cash and cash equivalents - beginning of year	2,225,806	10,243,088	163,180
Cash and cash equivalents - end of year	6,707,695	2,225,806	10,243,088
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	-	-	-
Cash paid for income taxes	-	217,228	-
Cash refund from income taxes	71,532	27,844	-

SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES:
Shares issued via the capitalization of amount due to director	-	-	4,773,795

The accompanying notes form an integral part of these consolidated financial statements.

1 Organization and business overview

Mobile-Health Network Solutions. is an investment holding company incorporated on 28 July 2016 under the laws of the Cayman Islands. The Company through its subsidiaries provides telehealth solutions through our MaNaDr platform, which is accessible via our mobile application and website to offer users with a range of seamless and hassle-free telehealth solutions. The platform seeks to offer users the ability to teleconsult with doctors and be prescribed and delivered with the medication at their doorsteps. We also sell prescription drugs, non-prescription drugs and healthcare products directly on our platform and indirectly through the Company’s retail pharmacy network. Mobile-Health Network Solutions and its subsidiaries are collectively referred to as the “Company”.

The Company is headquartered in Singapore.

The consolidated financial statements of the Company include the following entities:

Name	Date of incorporation	Percentage of direct or indirect interests	Place of incorporation	Principal activities
Mobile-Health Network Solutions	28 July 2016		Cayman Islands	Investment holding
Manadr Pte. Ltd.	28 September 2016	100%	Singapore	Providing healthcare services through mobile application and web portals
Mobile Health Pte. Ltd.	2 July 2009	100%	Singapore	Developing IT systems on mobile phone
1 Healthservice Pte. Ltd.	28 September 2016	100%	Singapore	Pharmacies, drug stores and other health services
Manacollege Pte. Ltd.	October 11, 2017	100%(1)	Singapore	Struck off in September 2023
Mana Aesthetics Pte. Ltd.	October 11, 2017	100%	Singapore	Beauty and other personal care services
Nano Mana Pte. Ltd.	August 2, 2018	50%(2)	Singapore	Struck off in September 2023
Manadr Clinic Pte. Ltd.	March 6, 2023	100%	Singapore	Clinics and other general medical services
Manadr Vietnam Pte. Ltd.	June 29, 2023	100%	Vietnam	Developing IT systems on mobile phone and web portals
Mobile Health Network Solutions Sdn. Bhd.	April 22, 2024	100%(3)	Malaysia	Providing healthcare services through mobile application and web portals

(1)	The Company has a 100% interest in Manacollege Pte. Ltd., a dormant company. The company was struck off in September 2023.

(2)	The Company has a 50% interest in Nano Mana Pte. Ltd., a dormant joint venture company. The joint venture company was struck off in September 2023

(3)	On April 22, 2024, Mobile Health Network Solutions Sdn. Bhd.had been incorporated and the capital injection was $28.78 (MYR100).

2 Summary of significant accounting policies

This summary of significant accounting policies is presented to assist in understanding the Company’s consolidated financial statements and has been consistently applied in the preparation of the financial statements.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Significant inter-company balances, inter-company transactions, investment and capital, if any, have been eliminated upon consolidation.

Non-controlling interest represents the portion of the net assets of a subsidiary attributable to interests that are not owned by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating result is presented on the face of the consolidated statements of income and comprehensive income/(loss) as an allocation of the total income/(loss) for the year between non-controlling shareholders and the shareholders of the Company.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, inventory valuation, impairment of long-lived assets, estimated useful life of property and equipment and intangible assets, and allowance for credit losses on receivables, and realisation of deferred tax assets. Actual results may differ from these estimates.

Foreign currency and translation

The functional currency of Mobile-Health Network Solutions and its Singapore subsidiaries is the Singapore dollar (“S$”). The functional currency of the Vietnam subsidiary of the Company is the Vietnamese đồng (VND). The reporting currency of the Company is the United States dollar (the “US$”).

The financial statements of the Company is translated from the functional currency to the reporting currency, the US$. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates.

Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical costs in foreign currency. Exchange gains and losses are included in the consolidated statements of income and comprehensive income.

The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Equity accounts other than earnings generated in current year are translated into US$ at the appropriate historical rates. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity (deficit).

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. The Company maintains most of its bank accounts in Singapore. Cash and cash equivalents represent cash in bank and are unrestricted as to withdrawal or use.

2	Summary of significant accounting policies (continued)

Accounts receivable, net

Accounts receivable mainly represent amounts due from customers that meet the revenue recognition criteria. These accounts receivables are recorded net of any allowance for credit losses and specific customer credit allowances. The Company maintains an allowance for estimated credit losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the receivable amount in dispute, and the current receivables aging and current payment patterns, over the contractual life of the receivable. The Company writes off the receivable when it is determined to be uncollectible.

Other current assets

Other current assets, including deposits, other receivables (from staff), income tax receivable and prepayments, are classified based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired.

Inventories, net

Inventories are measured at the lower of cost or net realizable value. The cost of inventories is based on the first-in, first-out principle, and includes expenditure incurred in acquiring the inventories and other costs incurred in bringing them to their existing location and condition.

The Company reviews inventory quarterly for salability and obsolescence based on expiration dates. A statistical allowance is provided for inventory considered unlikely to be sold. The statistical allowance is based on an analysis of the expiration dates, historical disposal activity, historical customer shipments, as well as estimated future sales. The Company writes off inventory in the period in which disposal occurs.

Deferred IPO costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, the SEC filing and print related costs. As of April 10, 2024 the Group successfully listed in the US Nasdaq. Hence, these deferred IPO costs had charged against the gross proceeds of the offering as a reduction of additional paid-in capital.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Categories	Useful life
Computer and software	3 years
Furniture & fittings	5 years
Office equipment	5 years
Leasehold improvement	Shorter of the remaining lease term or 3 years

2	Summary of significant accounting policies (continued)

Property and equipment, net (continued)

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statement of operations and comprehensive income. Expenditures for maintenance and repairs are charged to expense as incurred, while additions renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives. For the years ended June 30, 2024 and 2023, no impairment of property and equipment was recognized.

Intangible assets, net

Intangible assets represent the Manadr platform, patents and trademarks. These intangible assets arise primarily from the determination of their respective fair market values at the date of acquisition. The useful life of the intangible assets is assessed to be finite and amortization is computed using the straight-line method over the estimated useful lives or 3 to 10 years based upon the future cash flows attributable to the asset.

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets (asset groups), including property and equipment, definite-lived intangible assets and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Company recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended June 30, 2024 and 2023, no impairment of long-lived assets was recognized.

Leases

The Company is a lessee of non-cancellable operating leases for its corporate office premise. The Company determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancellable lease term in calculating the right-of-use assets and liabilities.

The Company has elected not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less. The Company recognizes the lease payments associated with its short-term leases as an expense on a straight-line basis over the lease term.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended June 30, 2024 and 2023, the Company did not have any impairment loss against its operating lease right-of-use assets.

2	Summary of significant accounting policies (continued)

Fair value measurements

The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	- observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- other inputs that are directly or indirectly observable in the marketplace.
Level 3	- unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, accounts payable, and accruals and other payables approximate their fair values because of their generally short maturities. Other non-current liabilities are stated at amortized cost, which approximates fair value. The carrying amounts of operating lease liabilities and the amount due to officers approximate their fair values since they bear an interest rate which approximates market interest rates.

Revenue recognition

The Company follows the revenue requirements of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“Accounting Standards Codification (“ASC”) 606”). The core principle underlying the revenue recognition of this ASC allows the Company to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expect to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, the Company applies five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company derives revenue from two main segments: (1) telemedicine and other services; and (2) sale of medicine and medical devices.

Telemedicine and other services

Telemedicine services are provided to both private sector and public sector. The Company earns telemedicine services revenue from private sector by providing teleconsultation services to patients who have subscribed to Manadr APP by contractual service providers and sale of prescribed medicine. Telemedicine revenue derived from public sector represents revenue generated from contracts with the relevant authorities and departments of the Singapore government by providing teleconsultation services to patients identified by the authorities and departments of the Singapore government. Telemedicine services with prescribed medicine are two distinct performance obligations with standalone prices that are fixed and paid post rendering of teleconsultation service with patients. Prescribed medicine will be delivered to the customer on the same day. The amount paid by the patient is then allocated to each performance obligation in a contract based on its relative standalone selling price (“SSP”). The SSP is the observable price at which we sell the product or service separately.

Revenue from teleconsultation services and sale of prescribed medicine are recognized at a point in time when the services are rendered and the products are delivered to the customers respectively.

The Company considers the following indicators amongst others when determining whether it is acting as a principal in the contract where revenue would be recorded on a gross basis:

(i)	the Company is primarily responsible for fulfilling the promise to provide the specified products or services;
(ii)	the Company has control over services provided in which the prescription issued by our service providers is under the clinic name of the Company; and
(iii)	the Company has discretion in establishing the price for the specified products or services.

2	Summary of significant accounting policies (continued)

Revenue recognition (continued)

The services are rendered by the Company’s in-house doctors and external service providers who are registered and credentialed to deliver care on MaNaDr platform. The company contracts with the external service providers who are paid based on the consultation fee set by the Company. Patient contracts with the Company and make payment on the MaNadr platform. In these arrangements, as the Company assumes a principal role in the transaction, revenue is recognized gross. The Company has the right to determine the service price to patients and is responsible for the holding and fulfilment of prescribed medicine to the patients, the Company assumes the credit risk and rewards of ownership of the inventory. Accordingly, the Company accounts for the telemedicine service contracts on a gross basis.

The Company also provided the medical consultation services for the physical walk-in patients in our own clinics. The services are rendered by the Company’s in-house doctors who are registered and credentialed to deliver care for the physical walk-in patients, as well as sale of prescribed medicines.

Sale of medicine

The Company sells prescription drugs, non-prescription drugs and healthcare products to clinics and end customers offline and online. The online transactions are performed through MaNaShop/MaNaStore. These products are purchased by the Company as inventory for onward sale to customers. Revenue from sale of these products under direct sales model is recognized on a gross basis upon delivery of the medicines or products to the customers. For products that are not purchased by the Company as inventory for onward sale to customers through online marketplace model, the Company facilitates setting product prices with vendors. The Company is not responsible for fulfilling the contracts being provided to the customers nor does the Company have inventory risk related to the contracts. Revenue from sale of these products is recognized on a net basis upon delivery of the medicines or products to the customers.

Deferred revenue

Deferred revenue includes amounts collected or billed in excess of revenue recognized. Deferred revenue is recognized as revenue as the related performance obligations are satisfied. Deferred revenue balances are generally expected to be recognized within 12 months.

Cost of revenue

Cost of revenue primarily consists of fees paid to the service providers, medicine costs and delivery fees.

Related party transactions

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Segment Reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has two operating segments as follows:

1.	Telemedicine and other services
2.	Sale of medicine and medical devices

2	Summary of significant accounting policies (continued)

Concentrations and credit risk

The Company maintains its cash balances with banks in the Republic of Singapore. Should any bank holding cash become insolvent, or if the Company is otherwise unable to withdraw funds, the Company would lose the cash with that bank; however, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. In Singapore, a depositor has up to S$75,000 insured by Singapore Deposit Insurance Corporation (“SDIC”).

As of June 30, 2024 and 2023, $1,367,708 and $1,921,497 of the company’s cash held by financial institutions were uninsured respectively.

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalent and accounts receivable. The Company has designed its credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security. The Company periodically evaluates the creditworthiness of the existing clients in determining the allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

For the year ended June 30, 2024 and 2023, none of the customers accounted more than 10% of the Company’s total sales.

As of June 30, 2024, none of the customers amounted more than 10% of the Company’s account receivables. Customer A accounted 21% of the account receivables as of June 30, 2023.

For the year ended June 30, 2024 and 2023, none of the suppliers accounted more than 10% of the Company’s total purchases.

As of June 30, 2024 and 2023, none of the suppliers accounted more than 10% of the account payable.

Employee benefits

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

i)	Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid.

ii)	Short-term compensated absences

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Share-based compensation

The Company follows ASC 718, Compensation —Stock Compensation (“ASC 718”), which requires the measurement and recognition of compensation expense for all share-based payment awards, including restricted stock units, based on estimated grant date fair values. Restricted stock units are valued using the market price of the Company’s common shares on the date of grant. The Company records compensation expense, net of estimated forfeitures, over the requisite service period.

2	Summary of significant accounting policies (continued)

Share-based compensation (continued)

Awards classified in equity under ASC 718 that may be subject to temporary equity classification include:

i.	Shares with a repurchase feature that the employee can exercise only after the shares have been vested for at least six months, as well as options on such shares.

ii.	Shares that have a contingent repurchase feature that is outside the control of the employee and the entity if it is currently probable that the contingency would not occur. Examples include shares redeemable only on the occurrence of a liquidity event, such as a change of control.

iii.	Options that have a contingent cash-settlement provision not within the employee’s or the entity’s control if it is not currently probable that the contingency would occur.

Common stock purchase warrants

Common stock purchase warrants are classified as equity if the contracts (1) require physical settlement or net-share settlement or (2) give the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). Contracts which (1) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the Company), (2) give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement), or (3) that contain reset provisions that do not qualify for the scope exception are classified as liabilities. The Company assesses the classification of its common stock purchase warrants at each reporting date to determine whether a change in classification between equity and liabilities is required.

Income taxes

The Company accounts for income taxes under FASB ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also provided for net operating loss carryforwards that can be utilized to offset future taxable income.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. A valuation allowance is established, when necessary, to reduce net deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of FASB ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes for the years ended June 30, 2024 and 2023. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) consists of foreign currency translation that have been excluded from the determination of net income (loss).

2	Summary of significant accounting policies (continued)

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed in the same manner as basic EPS, except the number of shares include additional ordinary shares that would have been outstanding if potential ordinary shares with a dilutive effect had been issued. When the Company has a loss, diluted shares are not included as their effect would be anti-dilutive. The Company has no dilutive securities or debt for each of the years end June 30, 2024 and 2023.

Recent Accounting Pronouncements

The Company is an “ emerging growth company “ (“EGC “) as defined in the Jumpstart Our Business Startups Act of 2012 (the “ JOBS Act “). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company made the election to delay the adoption of new or revised accounting standards.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification that reduce the likelihood that the disclosure requirements would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. Early application of the amendments is permitted for any annual or interim period which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The adoption of this standard is not expected to have a significant impact on the Company.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and cash flows.

3 Accounts receivable, net

	As of June, 30
	2024	2023
	US$	US$

Accounts receivable	232,844	196,345
Less: allowance for expected credit loss	(121,778)	(122,030)
Total accounts receivable	111,066	74,315

Movements of allowance for expected credit loss are as follows:

	As of June, 30
	2024	2023
	US$	US$

Allowance for expected credit loss, beginning balance	122,030	14,540
Addition	-	106,450
Exchange difference	(252)	1,040
Total accounts receivable	121,778	122,030

For the years ended June 30, 2024 and 2023, the Company recognized Nil and $106,450 respectively of allowance for bad debts exposure.

3	Accounts receivable, net (continued)

The significant amount of addition allowance for expected credit loss during the financial year ended June 30, 2023 resulted from one of the major customers is in undergoing liquidation. The recoverability is uncertain therefore the receivable amount due from the customer was fully reserved for allowance for expected credit loss.

4 Inventories, net

	As of June, 30
	2024	2023
	US$	US$

Medicines	188,274	168,559
Medical devices	-	2,153
Finished goods	188,274	170,712
Less: Allowance for stock obsolescence	(24,281)	(24,331)
Total inventories, net	163,993	146,381

Movements of allowance for stock obsolescence are as follows:

	As of June, 30
	2024	2023
	US$	US$

Allowance for stock obsolesces, beginning balance	24,331	3,669
Addition	-	20,438
Exchange difference	(50)	224
Allowance for stock obsolesces ending balance	24,281	24,331

There are no inventories pledged as security for liabilities.

5 Other assets

	As of June, 30
	2024	2023
	US$	US$
Current
Deposits	63,067	47,170
Prepayments	108,207	38,758
Other receivables	51,463	78,482
Other current assets	222,737	164,410

Non-current
Other receivable	55,955	81,950

6 Property and equipment, net

	As of June, 30
	2024	2023
	US$	US$

Computer and software	84,985	65,725
Furniture & fittings	19,070	19,109
Office equipment	66,371	39,621
Leasehold improvement	316,849	231,820
Total	487,275	356,275
Less: accumulated depreciation	(271,228)	(177,476)
Net book value	216,047	178,799

Depreciation expenses for the years ended June 30, 2024 and 2023 were $96,963 and $43,339 respectively.

7 Intangible assets, net

	As of June, 30
	2024	2023
	US$	US$

Patent	15,581	15,613
MaNadr APP Software	601,933	603,177
Trademarks	65,075	65,209
Total	682,589	683,999
Less: accumulated amortization	(663,637)	(613,216)
Net book value	18,952	70,783

Amortization expenses for the years ended June 30, 2024 and 2023 were $52,115 and $51,477 respectively.

Based on the carrying value of definite-lived intangible assets as of June 30, 2024, the Company estimates its amortization expense for following years will be as follows:

Amortization expense
US$
Years Ended June 30,
2025	6,508
2026	6,508
Thereafter	5,936
Total amortization expense	18,952

8 Leases

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

The Company has entered six lease agreements, including four for office premises, one for clinic premise and one for pharmacy premise, with lease terms ranging from 1 to 2 years. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term with one year.

Incremental rate applied to ROU and lease liabilities calculation refer to the central bank of Singapore.

As of June 30, 2024, the Company subsisted of the following non-cancellable lease contracts.

Description of lease	Lease term
Office premises, Vision exchange #07-08	2 years
Office premises, Vision exchange #07-06/07	2 years
Office premises, Vision exchange #07-04	2 years
Office premises, Icon 4 Tower #243A	2 years
City Gate, Clinic #01-12	2 years
City Gate, Clinic #02-52	1 year

(a) Amount recognized in the consolidated balance sheet:

	As of June, 30
	2024	2023
	US$	US$

Right-of-use assets – operating leases	370,607	393,198
Lease liabilities
Current	240,090	154,604
Non-current	135,920	241,179
	376,010	395,783

(b) A summary of lease cost recognized in the Company’s consolidated statements of operations is as follows:

	As of June, 30
	2024	2023
	US$	US$

Operating lease cost	195,674	112,202

8	Leases (continued)

Other information related to leases in as follows:

	As of June, 30
	2024	2023
	US$	US$

Weighted average remaining lease term (in years)	1.83	2.40

Weighted average discount rate	2.90%	2.90%

As of June 30, 2024, the maturities of the Company’s operating lease liabilities (excluding short-term leases) are as following:

Years ending June 30,	US$
2025	247,832
2026	137,443
Total future minimum lease payments	385,275
Less imputed interest	(9,265)
Present value of operating lease liabilities	376,010
Less: current portion	(240,090)
Long-term portion	135,920

9 Accruals and other payables

	As of June, 30
	2024	2023
	US$	US$

Accruals
Staff salaries	584,932	95,480
Director	-	44,258
Professional and consultancy fee	207,769	503,286
Others	-	11,761
GST payables	285,393	171,382
	1,078,094	826,167

The accruals of professional and consultancy fee represent unpaid IPO related professional and consultancy fees, such as audit fee, Singapore and US legal counsel review fee, market research fee and other IPO professional consultancy related expenses.

GST payable represents goods and services tax imposed by the Singapore authorities, collected from customers and patient, to be remitted to the local tax authorities. The Company’s policy is to record the GST collected as a liability on the books and then remove the liability when the sales tax is remitted. There is no impact on the statement of operations as revenue is recorded net of GST.

10 Shareholders’ Equity (Deficit)

Ordinary shares

The Company was incorporated under the laws of the Cayman Islands on 28 July 2016. The authorized share capital of the Company is US$50,000 divided into 25,000,000 Class A Ordinary Shares and 25,000,000 Class B Ordinary Shares, with par value US$0.001 per share. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each holder of our Class A Ordinary Share is entitled to one vote per share. Each holder of our Class B Ordinary Share is entitled to 10 votes per share.

The Company issued 13,403,750 Class A Ordinary Shares and 12,078,250 Class B Ordinary Shares as of 30 June 2023.

On 8 May 2022, the Company issue an aggregate of 8,821,500 Class A Ordinary Shares, comprising (i) 2,907,750 Class A Ordinary Shares issued to three persons pursuant to the capitalization of a shareholder loan of S$6,500,000, and (ii) 5,913,750 Class A Ordinary Shares issued to four investors for a total consideration of S$13,200,000 pursuant to a share subscription agreement.

On January 18, 2023, the Company purchased 4,026,000 Class A Ordinary Shares at $1.70 (S$2.24) per share price at an aggregate purchase price of $6,848,273 (S$9,000,000) from an investor (the “Ex-investor”) which have been subsequently cancelled and are available for re-issue. The purchase price was agreed mutually between the Company and the Ex-investor on the same date the legal settlement entered, which is considered at its fair value given the share issuance price of the new Class A Ordinary Shares issued subsequently on April 18, 2023.

On April 18, 2023, the Company had issued 556,250 Class A Ordinary Shares at S$2.25 per share to two investors for a total consideration of $937,031 ($1,250,000). The Company incurred the incremental cost in connection to such Ordinary Shares issuance cost amounted $74,988, which was deducted from the funds received.

The Company issued 22,413,462 Class A Ordinary Shares and 12,078,250 Class B Ordinary Shares as of 30 June 2024.

During the period from August 2023 to January 2024, the Company had issued a total of 996,000 Class A Ordinary Shares of a nominal or par value of US$0.000004 each at S$2.35 per share to eight investors for a total consideration of $1,724,073 (S$2,344,843). The Company had received the consideration in full.

In February 2024, the Company issued an aggregate of 5,272,000 Class A Ordinary Shares of a nominal or par value of US$0.000004 each, comprising (i) 4,162,250 Class A Ordinary Shares of a nominal or par value of US$0.000004 each issued to 5 advisors of the Company in consideration for services provided to the Company pursuant to various agreements. The Company recorded share-based compensation of $7,200,064 in its consolidated statements of operations and comprehensive loss; and (ii) 1,109,750 Class A Ordinary Shares of a nominal or par value of US$0.000004 each issued to certain employees of the Company pursuant to the Incentive Plan. The Company recorded share-based compensation of $1,919,700 in its consolidated statements of operations and comprehensive loss As of June 30, 2024, there was no outstanding stock options granted under the Incentive Plan.

On February 19, 2024, the Company completed the sub-division of the issued Class A and Class B Ordinary Shares of a nominal or par value of $0.001 each in the capital of the Company into 250 ordinary shares of a nominal or par value of $0.000004 each. Before the subdivision, the Company’s ordinary shares issued and outstanding was 78,687 Class A Ordinary Shares and 48,313 Class B Ordinary Shares. After the subdivision, the Company’s ordinary shares issued and outstanding was 19,671,750 Class A Ordinary Shares and 12,078,250 Class B Ordinary Shares.

On April 9, 2024, the Company entered into an underwriting agreement with Network 1 Financial Securities Inc. (the “Underwriter”) who is acting as an underwriter of the Company. The Company agreed to issue warrants to the Underwriter to purchase a number of Class A Ordinary Shares equal to 7.5% of the total number of Class A Ordinary Shares sold in the IPO, including Class A Ordinary Shares issued upon exercise of underwriter’s over-allotment option at an exercise price equal to 140% of the public offering price of the Class A Ordinary Shares sold in the IPO. The warrants are exercisable following the date of commencement of sales of the offering and for a period of five years thereafter, in whole or in part.

On April 12, 2024, the Company completed its initial public offering in which the Company issued and sold an aggregate of 2,587,000 Class A Ordinary Shares of a nominal or par value of US$0.000004 each, which includes 337,500 Class A Ordinary Shares subject to the over-allotment option being exercised by the Underwriter, at a price of $4.00 per Class A Ordinary Shares.

On April 19, 2024, the Underwriter exercised fully its warrants on a cashless basis, pursuant to the underwriting agreement signed on April 12, 2024. The Company issued an aggregate of 154,212 Class A Ordinary Shares of a nominal or par value of US$0.000004 each upon the exercise of warrants. There was no outstanding warrant as of June 30, 2024.

11 Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of June 30, 2024, 2023 and 2022:

Name of related parties	Relationship with the Company
Manadr Medical Holdings Pte. Ltd. (dba. Healthlight Family Medicine Clinic)	Related company under common control of directors, Dr. Siaw Tung Yeng and Dr. Rachel Teoh Pui Pui
Kim JL Healthcare Pte. Ltd. (dba. Punggol Ripples Family Clinic)	Related company under common control of the same directors, Dr. Siaw Tung Yeng and Dr. Rachel Teoh Pui Pui
EC Family Clinic Pte. Ltd.	50% owned by Dr. Rachel Teoh Pui Pui
Manadr Malaysia Sdn. Bhd.	76% owned by Dr. Siaw Tung Yeng
Rachel Teoh Pui Pui	Director
Siaw Tung Yeng	Director
Nam Min Fern	Director
Teo Kian Huat	Director
Tsang Bih Shiou	Director

The Company provided services to Manadr Medical Holdings Pte. Ltd. amounting to $381,354, $401,253 and $544,594 for the year ended June 30, 2024, 2023 and 2022, respectively. At the same time, the Company received goods and services from Manadr Medical Holdings Pte. Ltd. amounting to $90,415, $99,817 and $913,140 for the year ended June 30, 2024, 2023 and 2022, respectively. The receivables balance due from Manadr Medical Holdings Pte. Ltd. were $77,031, $53,853 as of June 30, 2024 and 2023, respectively. The payable balance due to Manadr Medical Holdings Pte. Ltd. were $14,969 and $6,315 as of June 30, 2024 and 2023, respectively. The credit term is 30 days.

The Company provided services to Kim JL Healthcare Pte. Ltd. amounting to $37,058, $31,077 and $3,332 for the year ended June 30, 2024, 2023 and 2022, respectively. At the same time, the Company received goods and services from Kim JL Healthcare Pte. Ltd. amounting to $77, $46 and $1,695 for the year ended June 30, 2024, 2023 and 2022, respectively. The receivables balance due from Kim JL Healthcare Pte. Ltd. were $6,025 and $12,471 as of June 30, 2024 and 2023, respectively. The payable balance due to Kim JL Healthcare Pte. Ltd. were $414 and $Nil as of June 30, 2024 and 2023, respectively. The credit term is 30 days.

The Company provided services to EC Family Clinic Pte. Ltd. amounting to $5,132, $2,589 and $1,759 for the year ended June 30, 2024, 2023 and 2022, respectively. At the same time, the Company received goods and services from Kim JL Healthcare Pte. Ltd. amounting to $278, $7 and $15 for the year ended June 30, 2024, 2023 and 2022, respectively. The receivables balance due from EC Family Clinic Pte. Ltd. were $507 and $2,410 as of June 30, 2024 and 2023, respectively. The payable balance due to EC Family Clinic Pte. Ltd. Were $73 and $Nil as of June 30, 2024 and 2023, respectively. The credit term is 30 days.

The receivables balance due from Manadr Malaysia Sdn. Bhd. were $nil and $38,161 as of June 30, 2024 and 2023, respectively. Such balance is interest free, unsecured, and due on demand.

The Company received goods and services from Rachel Teoh Pui Pui amounting to $1,431, $2,798 and $14,455 for the year ended June 30, 2024, 2023 and 2022, respectively. The payable balance to Rachel Teoh Pui Pui were $234 and $nil as of June 30, 2024 and 2023, respectively. Such balance is interest free, unsecured, and due on demand.

The Company received goods and services from Siaw Tung Yeng amounting to $34,333, $28,564 and $27,787 for the year ended June 30, 2024, 2023 and 2022, respectively. The payable balance to Siaw Tung Yeng were $516,946 and $994,708 as of June 30, 2024 and 2023, respectively. Such balance is interest free, unsecured, and due on demand. As of the date the financial statements were available to be issued, the Company did not make any payment.

12 Segment Reporting

Based on management’s assessment, the Company has determined that it has two operating segments as follows:

1)	Telemedicine and other services
2)	Sale of medicine and medical devices

	As of June, 30
	2024	2023	2022
	US$	US$	US$

Telemedicine and other services	12,857,688	6,898,166	6,125,438
Sale of medicine and medical devices	1,110,847	976,720	863,411
Total revenue	13,968,535	7,874,886	6,988,849

Telemedicine and other services	10,487,767	5,948,232	4,283,480
Sale of medicine and medical services	942,395	831,660	770,263
Total cost of revenue	11,430,162	6,779,892	5,053,743

The following tables present summary information by segment for the years ended June 30, 2024, 2023 and 2022, respectively:

	Years Ended June 30, 2024
	Telemedicine and other services	Sale of medicine and medical devices	Consolidated totals
	US$	US$	US$

Revenue	12,857,688	1,110,847	13,968,535
Gross profit	2,369,921	168,452	2,538,373
Loss before income tax expense	(15,357,637)	(264,349)	(15,621,986)
Net loss	(15,338,443)	(264,349)	(15,602,792)

Total reportable assets	7,328,740	621,875	7,950,615

	Years Ended June 30, 2023
	Telemedicine services	Sale of medicine and medical devices	Consolidated totals
	US$	US$	US$

Revenue	6,898,166	976,720	7,874,886
Gross profit	949,934	145,060	1,094,994
Loss before income tax expense	(2,965,165)	(248,195)	(3,213,360)
Net loss	(2,965,165)	(248,195)	(3,213,360)

Total reportable assets	3,121,643	320,896	3,442,539

12	Segment Reporting (continued)

	Years Ended June 30, 2022
	Telemedicine services	Sale of medicine and medical devices	Consolidated totals
	US$	US$	US$

Revenue	6,125,438	863,411	6,988,849
Gross profit	1,841,958	93,148	1,935,106
Income (loss) before income tax expense	329,827	(71,355)	258,472
Net income (loss)	164,052	(71,355)	92,697

Total reportable assets	10,529,651	225,973	10,755,624

The Company sells at one geographical location which is Singapore.

13 Taxes

Income Taxes

Caymans

The Company is domiciled in the Cayman Island. The locality currently enjoys permanent income tax holidays; accordingly, the Company does not accrue for income taxes.

Singapore

The Singapore subsidiaries are incorporated in Singapore and are subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

Vietnam

The Vietnam subsidiary is incorporated in Vietnam and is subject to Vietnam Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Vietnam tax laws. The applicable tax rate is 20% in Vietnam, Since there is no business operating activity, the subsidiary does not accrue for income taxes.

Significant components of the provision for income taxes are as follows:

	Years Ended June 30,
	2024	2023	2022
	US$	US$	US$
Income tax (credit) expense is comprised of the following:
Current	(19,194)	-	165,226
Deferred	-	-	549
Total income tax (credit) expense	(19,194)	-	165,775

13	Taxes (continued)

A reconciliation between the Company’s actual provision for income tax and the provision at the Singapore statutory rate was as follows:

	Years Ended June 30,
	2024	2023	2022
	US$	US$	US$

(Loss) Income before tax	(15,621,986)	(3,213,360)	258,472

Loss tax expense computed at statutory rate	(17.0%)	(17.0%)	17.0%
Reconciling items:
Non-deductible expenses	22.2%	4.7%	22.8%
Income not subject to tax	(0.1%)	(0.3%)	(6.5%)
Underprovision in respect of prior years	0.0%	0.0%	8.8%
Utilization of previously unrecognized tax losses	0.0%	0.0%	(17.5%)
Deferred tax assets not recognised	(5.1%)	12.6%	39.3%
Others	0.0%	0.0%	0.2%
Effective tax rate	0.0%	0.0%	64.1%

Deferred tax assets

Significant components of deferred tax were as follows:

	Years Ended June 30,
	2024	2023
	US$	US$

Deferred tax assets, gross:
Net operating loss carried forward	-	406,251
Valuation allowance	-	(406,251)
Deferred tax assets, net of valuation allowance	-	-

In assessing the realizability of deferred tax assets, the Company only consider to the extent that it is probable that future taxable profits will be available against which the Company can utilize the benefits. After consideration of all the information available, the Company has recorded a full valuation allowance against its deferred tax assets as of June 30, 2024, and 2023, respectively, because the Company has determined that is it more likely than not that these assets will not be fully realized due to continuous net operating losses incurred in those geographic areas.

14 Share-based compensation

	Years Ended June 30,
	2024	2023	2022
	US$	US$	US$

Share-based compensation	9,119,764	-	-

Share-based compensation to employees

In March 2023, the Company has established the Employee Incentive Plan (the “Plan”) pursuant to which the right to subscribe for Class A Ordinary Shares may be granted to employees, advisors, consultants and directors of the Company, who meet the eligibility criteria in accordance with the rules of the Plan. The Plan will subsist from March 2023 till the date of the listing of the Company on a securities exchange or till the date on which the Plan is terminated by the Employee Incentive Plan Committee of the Company, whichever is earlier.

In August and December 2023, the Company granted a total of 1,109,750 Option Shares to certain employees under the Plan. In February 2024, the Option Shares were vested and exercised, the Company issued 1,109,750 Class A Ordinary Shares of a nominal or par value of US$0.000004 each to the employees of the Company pursuant to the Plan.

The fair value of the Class A Ordinary Shares issued to employees was measured using the Black-Scholes method. A summary of the measurement of the fair value and inputs at grant date is as follows:

2024
Fair value at grant date (weighted average)	1.74
Exercise price at grant date (weighted average)	0.004
Expected volatility (weighted average)	61.80%
Expected terms (years) (weighted average)	4
Expected dividend (weighted average)	-
Risk-free interest rate (weighted average)	4.50%

Risk-free interest rate is estimated based on the yield curve of US Government Bond as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of stock price return of comparable companies with a time horizon close to the expected term of the options. The Company has never declared or paid any cash dividends on its capital stock, and the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the average period of time from the grant date to the exercise date or the forfeiture date.

During the year ended June 30, 2024, the Company recognised share-based compensation of $1,919,700 in the consolidated statements of operations and comprehensive loss. As of June 30, 2024, there was no outstanding stock options granted under the Plan.

Share-based compensation to non-employees

In February 2024, the Company issued 4,162,250 Class A Ordinary Shares issued to certain advisors of the Company in consideration for the past services to the Company in connection with the listing and business developments.

The fair value of the Class A Ordinary Shares issued to advisors was measured using probability-weighted-average method. The weighted average fair value of the Class A Ordinary Shares issued to advisors during the year ended was S$2.35 per share.

During the year ended June 30, 2024, the Company recognized share-based compensation of $7,200,064 in the consolidated statements of operations and comprehensive loss.

15 Contingencies and commitment

Operating lease:

The company entered into lease agreements to rent the office premises for its own use. The office lease agreements included Vision exchange office unit #07-04, #07-06, #07-07 and #07-08 in Singapore and Icon 4 Tower office #234A in Vietnam. The company also entered into lease agreements to rent one clinic and pharmacy each for business operation purpose. The monthly lease fee for all these premises are approximately equivalent to $21,000, and the tenancy periods range about 1 -2 years. The company accounted for the lease arrangements under operating leases.

16 Subsequent events

Except as noted below, the Company has assessed all events of transactions that occurred after June 30, 2024 through the date that these consolidated financial statements are available to be issued and other than the following, there are no further material subsequent events that require disclosure in these consolidated financial statements.

On August 16, 2024, the Ministry of Health (MOH) has directed Manadr Clinic @Citygate, owned by Manadr Clinic Pte. Ltd., (one of the many clinics hosted by Manadr Platform), to temporarily suspend the provision of outpatient medical services via teleconsultation, effective from August 16, 2024 (the “Suspension”). The Suspension is in accordance with the Healthcare Services Act (HCSA), section 39(1)(a), and it will remain in place until further notice.

The Company is cooperating fully with the MOH to provide any information required, while also taking steps to strengthen its internal processes and governance. While this situation poses temporary challenges especially to its financial performance, the Company is closely monitoring developments of the event. Previously in August 2024, the management team of the Company conducted an initial assessment on the impact of the Suspension and considered it immaterial and it will not materially adversely affect the Company’s results of operation and financial condition. The management team conducted a followed up assessment on the impact of the Suspension and estimated that it will lead to a drop of approximately 50% to 55% in the number of teleconsultation cases up to the date that these consolidated financial statements are available to be issued.

On September 18, 2024, the Company has amended its previously adopted 2023 Employee Incentive Plan to expand the number of Class A ordinary shares of the Company available for the granting of awards, effective October 7, 2024. Pursuant to the amendment, the maximum aggregate number of Class A ordinary shares of the Company authorized for issuance each financial year under the 2023 Employee Incentive Plan shall increase to a number equal to 15% of the total number of issued and outstanding Class A ordinary shares of the Company.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (1)
2.1	Specimen Share Certificate(1)
2.2	Description of Securities (incorporated herein by reference to the section titled “Description of Share Capital” in the Registrant’s registration statement on Form F-1 (File No. 333-277254)), originally filed with the Securities and Exchange Commission on February 22, 2024, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on March 25, 2024)
4.1	2023 Employee Incentive Plan (1)
4.2	Amendment to Mobile-health Network Solutions 2023 Employee Incentive Plan.(2)
4.3	Partnership Agreement between Manadr Pte Ltd and five other clinics (1)
4.4	Medical Service Agreement, dated April 5, 2023(1)
11.1	Code of Business Conduct and Ethics of the Registrant(1)
12.1**	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
19.1*	Insider Trading Policy
21.1*	List of subsidiaries of the Registrant
23.1*	Consent of JWF Assurance PAC
23.2*	Consent of Simon & Edward, LLP
97.1*	Clawback Policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

(1)	Incorporated herein by reference to Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-277254), as amended, initially filed with the SEC on February 22, 2024.
(2)	Incorporated herein by reference to Exhibit 99.1 on Form 6-K (File No. 001-41990), filed with the SEC on September 20, 2024.

90

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MOBILE-HEALTH NETWORK SOLUTIONS

	By:	/s/ Siaw Tung Yeng
Siaw Tung Yeng
Co-Chief Executive Officer and Director
(Principal Executive Officer)

Date: October 23, 2024

91