Form 20-F/A
period 2024-06-30
Mobile-health Network Solutions
filed 2024-10-29
CIK 1976695

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment on Form 20-F/A is being filed by Mobile-health Network Solutions. as Amendment No. 1 to its annual report on Form 20-F for the fiscal year ended June 30, 2024, as filed with the Securities and Exchange Commission on October 23, 2024 (the “Original Filing”). This Amendment is being filed to amend the Index To Consolidated Financial Statements and to add the Report Of Independent Registered Public Accounting Firm by Simon & Edward, LLP on page F-3.

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

JWF Assurance PAC Singapore PCAOB ID Number 7095

October 23, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

Mobile-Health Network Solutions

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Mobile-Health Network Solutions and subsidiary (the “Company”) as of June 30, 2023, the related consolidated statements of operation and comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the two years in the period ended June 30, 2023 and 2022, and the related notes to the consolidated financial statements. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition – Determination of principal versus agent

As discussed in Notes 2 to the consolidated financial statements, revenue is recognized on a gross or net basis based on whether the Company acts as a principal by controlling the service provided to the consumer, or whether it acts as an agent by arranging for third parties to provide the service to the consumer. During the years ended June 30, 2023 and 2022, telemedicine service was resulted in deliveries revenue of $6 million from contractual agreements in which the Company is responsible for arranging telemedicine consultation service provided to patients by in-house doctors and/or external contractual doctors and the Company is therefore acting as a principal.

We identified the determination of principal versus agent for revenue recognition for the telemedicine service arrangements as a critical audit matter. Specifically, subjective auditor judgment was required to evaluate whether the Company acted as either a principal or an agent with respect to whether the Company controls the promised service.

The primary procedures we performed to address this critical audit matter included:

➢	Obtained understanding the legal requirements and operating environment of medical practice at Singapore.

➢	Obtained and understood the service contracts between the Company, Manadr APP users (i.e. patients) and service provider (i.e. doctors) for telemedine advises subscribed and medical advises and medicine prescription provided;

➢	Performed testing walkthroughs of sales and purchase transactions to confirm the working flow of the key business cycles;

➢	Obtained revenue recognition memo including analysis of principal versus agent along with the management’s conclusion;

➢	Assessed management’s determination of revenue recognition for the telemedicine service arrangements by analyzing whether the Company controls the promised service pursuant to the terms and conditions with Manadr APP users and service providers.

➢	Leveraged the testing result of substantive testing to further verify the management’s conclusion.

We have served as the Company’s auditor since 2023.

Rowland Heights, California

October 27, 2023 except Note 14 and 15 on March 6, 2024

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

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (1)
2.1	Specimen Share Certificate(1)
2.2	Description of Securities (incorporated herein by reference to the section titled “Description of Share Capital” in the Registrant’s registration statement on Form F-1 (File No. 333-277254)), originally filed with the Securities and Exchange Commission on February 22, 2024, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on March 25, 2024)
4.1	2023 Employee Incentive Plan (1)
4.2	Amendment to Mobile-health Network Solutions 2023 Employee Incentive Plan.(2)
4.3	Partnership Agreement between Manadr Pte Ltd and five other clinics (1)
4.4	Medical Service Agreement, dated April 5, 2023(1)
11.1	Code of Business Conduct and Ethics of the Registrant(1)
12.1**	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
19.1	Insider Trading Policy(3)
21.1	List of subsidiaries of the Registrant(3)
23.1*	Consent of JWF Assurance PAC
23.2*	Consent of Simon & Edward, LLP
97.1	Clawback Policy(3)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

(1)	Incorporated herein by reference to Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-277254), as amended, initially filed with the SEC on February 22, 2024.
(2)	Incorporated herein by reference to Exhibit 99.1 on Form 6-K (File No. 001-41990), filed with the SEC on September 20, 2024.
(3)	Incorporated herein by reference to our Form 20-F (File No. 001-41990), filed with the SEC on October 23, 2024

91

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MOBILE-HEALTH NETWORK SOLUTIONS

	By:	/s/ Siaw Tung Yeng
Siaw Tung Yeng
Co-Chief Executive Officer and Director
(Principal Executive Officer)

Date: October 29, 2024

92