Form 20-F
period 2025-06-30
Mobile-health Network Solutions
filed 2025-10-31
CIK 1976695

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

An aggregate of 885,796 Class A ordinary shares, par value of US$0.00016 per share, as of June 30, 2025.

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

INTRODUCTION

In this annual report on Form 20-F (the “Annual Report”), unless the context otherwise requires, references to:

●	“AI” means artificial intelligence;

●	“APAC” means Asia-Pacific;

●	“ART” means antigen rapid test;

●	“AWS” means Amazon Web Services;

●	“B2B” means business-to-business;

●	“B2C” means business-to-consumer;

●	“CAGR” means compound annual growth rate;

●	“CEO” means chief executive officer;

●	“COO” means chief operating officer;

●	“Class A Ordinary Shares” refer to our Class A ordinary shares in the capital of the Company of a nominal or par value of US$0.000032 each designated as Class A Ordinary Shares, and having the rights provided for in our amended and restated memorandum and articles of association adopted with effect from 28 February 2025 by a special resolution passed on 3 February 2025;

●	“Class B Ordinary Shares” refer to our Class B ordinary shares in the capital of the Company of a nominal or par value of US$0.000032 each designated as Class B Ordinary Shares, and having the rights provided for in our amended and restated memorandum and articles of association adopted with effect from 28 February 2025 by a special resolution passed on 3 February 2025;

●	“COVID-19” means Coronavirus disease 2019, a contagious respiratory disease caused by the virus SARS-CoV-2;

●	“Directors” means the directors of our Company as at the date of this Annual Report;

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended;

●	“GDP” means gross domestic product;

●	“GP” means general practitioner;

●	“H5N1” means Influenza A virus subtype H5N1, a subtype of the influenza A virus;

●	“IT” means information technology;

●	“MAU” means monthly active users;

●	“Mobile-health Network Solutions”, “we”, “us”, “our company” and “our” refer to Mobile-health Network Solutions, a Cayman Islands company, its consolidated subsidiaries, and its consolidated affiliated entities;

●	“MPU” means monthly paying users;

●	“Ordinary Shares” refers to our Class A Ordinary Shares and Class B Ordinary Shares collectively;

●	“OTC” means over-the-counter;

●	“PCR” means polymerase chain reaction;

●	“ROU” means right-of-use;

●	“SEC” or “Securities and Exchange Commission” means the United States Securities and Exchange Commission;

●	“Singapore” refers to the Republic of Singapore;

●	“S$” or “SGD” refer to Singapore dollar(s), the legal currency of Singapore;

●	“U.S.” means the United States;

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to United States dollar(s), the legal currency of the United States; and

●	“VND” means Vietnamese dong, the legal currency of Vietnam.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended June 30, 2025, 2024 and 2023. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars.

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

This annual report contains translations of certain S$ and VND amounts into US$ amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, the following exchange rates are used in this annual report:

	June 30,
US$ Exchange Rate	2025	2024	2023
Year ended S$: US$ exchange rate	0.7838	0.7361	0.7376
Annual average S$: US$ exchange rate	0.7562	0.7422	0.7331

Year ended VND: US$ exchange rate	0.00003833	0.000039	0.000042
Annual average VND: US$ exchange rate	0.00003933	0.000041	0.000042

Year ended MYR: US$ exchange rate	0.237	-	-
Annual average MYR: US$ exchange rate	0.229	-	-

Year ended IDR: US$ exchange rate	0.00006159	-	-
Annual average IDR: US$ exchange rate	0.00006212	-	-

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

As part of our services, we may have access to electronic medical data of patients. There are a number of laws and regulations protecting the confidentiality and privacy of certain patient health information in Singapore, including patient records, and restricting the use and disclosure of that protected information. In particular, the Ministry of Health Singapore and the U.S. Department of Health and Human Services promulgated patient privacy and security laws and regulations under Personal Data Protection Act 2012 of Singapore (the “PDPA”) and Healthcare Services Act 2020 of Singapore (“HCSA”) and Health Insurance Portability and Accountability Act (the “HIPAA”), respectively. These privacy and security rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting most use and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. We may face difficulties in holding such information in compliance with applicable law. If we are found to be in violation of the privacy and security rules under and the PDPA, the HCSAand the HIPAA, we could be subject to civil or criminal penalties, which could increase our liabilities, harm our reputation and have a material adverse effect on our business, financial condition and results of operations.

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

We have limited or no control over our suppliers and the quality of products supplied to us and if such products are not manufactured in accordance with the applicable quality standards, our business and reputation could be materially and adversely affected

The manufacturing processes for pharmaceutical products are required to meet good manufacturing practice and/or other applicable quality standards. We source all of our products from third party suppliers, including brand principals and wholesalers. We have limited or no control over the operations of such third-party suppliers and the quality of the products which they supply to us, and there cannot be any assurance that such products will be free of defects and meet the applicable quality standards. From time to time, the pharmaceutical products that we market have been subject to recalls by the manufacturers. While such recalls did not have a material adverse impact on our business, financial condition, results of operations and prospects for the years ended June 30, 2025 and 2024, there cannot be any    assurance that future recalls, if any, will not have such an impact.

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

As at June 30, 2025  , we had not encountered any incidents in relation to the foregoing that have materially and adversely affected our business, financial condition, results of operations and prospects, but this is no assurance that  any such incidents will not occur in the future.

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

Further, the practice of doctors is strictly regulated under Singapore laws, rules and regulations, and in other jurisdictions where we conduct our business operations. Under the Medical Registration Act 1997 of Singapore, a person must not practice medicine or do any act as a medical practitioner without a valid practicing certificate in place. If a person is found to be practicing medicine without a valid practicing certificate, he or she shall be guilty of an offense and shall be liable on conviction to a fine not exceeding S$100,000 or to imprisonment for a term not exceeding 12 months or to both and, in the case of a second or subsequent conviction, to a fine not exceeding S$200,000 or to imprisonment for a term not exceeding two years or to both.

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

As of June 30, 2025, Dr. Siaw Tung Yeng and Dr. Teoh Pui Pui, our Co-Founders and Co-CEOs, and all of our practicing in-house doctors in our team had obtained and maintained valid practicing certificates under the relevant Singapore laws, rules and regulations. Nevertheless, there can be no assurance that the relevant healthcare administrative authorities would not retrospectively find deficiency in the registration of these in-house doctors and subject the relevant medical professionals to penalties, all of which could materially and adversely affect our business, financial condition, results of operations and prospects.

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

In addition, we may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attackers may target us, our users or other participants of our ecosystem, or the information infrastructure on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches may harm our reputation, and materially and adversely affect our business, financial condition, results of operations and prospects. Furthermore, despite any precautions we may take, the occurrence of a flood or fire, or other unanticipated incidents at our information infrastructure facilities in Singapore or elsewhere, including power outages, telecommunications delays or failures, break-ins to our systems or computer viruses, could result in delays or interruptions to our platform and operations as well as loss of our users’ and other participants’ data. Any of these events could damage our reputation, materially disrupt our ecosystem and subject us to liability and claims, which may materially and adversely affect our business, financial condition, results of operations and prospects.

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

We may be subject to fines or other penalties under the HCSA, which may adversely affect our business, profitability and reputation.

On August 16, 2024, the Ministry of Health (“MOH”) has directed Manadr Clinic @Citygate, owned by Manadr Clinic Pte. Ltd., (one of the many clinics hosted on the MaNaDr Platform), to temporarily suspend the provision of outpatient medical services via teleconsultation, effective from August 16, 2024 (the “Suspension”). The Suspension is in accordance with the HCSA, section 39(1)(a), and it will remain in place until further notice. As at the date of this Annual Report, the Company is cooperating fully with the MOH to provide any information required  . The Company has not received any further enquiries from MOH to date. While this situation poses temporary challenges especially to our financial performance, the Company is closely monitoring developments of the event. Previously in August 2024, the management team of the Company had conducted an initial assessment on the impact of the Suspension and considered it immaterial and that it will not materially adversely affect the Company’s results of operation and financial condition.. We cannot assure you that the MOH will not take further actions against Manadr Clinic @Citygate or any other of clinics in MaNaDr Platform, in connection with the HCSA. If we are found to be in further violations of the HCSA, we may be subject to additional suspension, fines and penalties. Further, if the management team’s assessment on the impact of the Suspension is incorrect, it may adversely affect our business, profitability and reputation in Singapore.

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

While we had not encountered any incidents in relation to the foregoing that had materially and adversely affected our business, financial condition, results of operations and prospects for the years ended June 30, 2025 and 2024, and our risk management systems, IT systems and internal control procedures are designed to monitor our operations and overall compliance, we may be unable to identify non-compliance or suspicious transactions promptly, or at all. Furthermore, it is not always possible to detect and prevent fraud or other misconduct committed by our employees or third parties, and the precautions we take to prevent and detect such activities may not be effective. Therefore, we are subject to the risk that fraud or other misconduct may have previously occurred but was undetected, or may occur in the future. This may materially and adversely affect our business, financial condition, results of operations and prospects.

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

We generally allow a credit period of 30 days to our customers, in particular other clinics that purchase medicine from us. As of June 30, 2025 and 2024, our trade receivables turnover days were 7 days and 4 days, respectively. As of the same dates, trade receivables of approximately US$1,000 and US$29,000  , respectively, were past due but not impaired.      These mainly relate to a number of customers whom there is no significant financial difficulty for and, based on our past experience, the overdue amounts can be recovered from. Nevertheless, there can be no assurance that all such amounts due to us will be settled on time, or that such amounts will not continue to increase in the future. Accordingly, we face credit risk in collecting trade receivables due from customers. Our performance, liquidity and profitability would be adversely affected if significant amounts due to us are not settled on time or substantial impairment is incurred. The bankruptcy or deterioration of the credit condition of any of these customers could also materially and adversely affect our business, financial condition, results of operations and prospects.

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

The political and/or economic conditions of the jurisdictions in which we operate may also be affected by geopolitical risks, including lingering trade tensions and other political disputes which have resulted in and may continue to lead to, among other things, the imposition of sanctions on or blacklisting of politically connected persons and corporations, or persons and corporations perceived to be politically connected. As at June 30, 2025, we did not, to our knowledge, have business dealings with any person or corporation which is currently the subject of political sanctions.   However, the geopolitical environment is constantly evolving and there can be no assurance that we will not in the future be found to be in contravention of political sanctions, for example, should it transpire that any of our business partners or other persons or corporations with whom we have business dealings are or become the subject of political sanctions.

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

Certain aspects of our business operations are conducted in Vietnam, including the software development for our mobile application. The social conditions and political stability of Vietnam will also have a direct impact on the feasibility in conducting such business operations in Vietnam. Our future business operations in Vietnam where the economy and legal systems remain susceptible to risks associated with an emerging economy may be subject to higher geopolitical risks than developed countries. Unexpected social and political events such as the social unrests in Vietnam targeting Chinese-related businesses, and territorial and other disputes among neighboring countries in Asia may adversely affect our operations in Vietnam. Any social and political unrests, which are beyond our control, may give rise to various risks, such as loss of employment and safety and security risks to persons and properties and in turn adversely affect the Vietnam economy. Any such event may in turn have an adverse impact on our business, financial condition and results of operations.

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

Negative developments in Malaysia’s socio-political environment may adversely affect our business, financial condition, results of operations and prospects. The Malaysian economy registered modest growth of approximately 5.1% and 3.7% in 2024 and 2023, respectively, according to the Department of Statistics Malaysia.   Although the overall Malaysian economic environment (in which we predominantly operate) appears to be positive, there can be no assurance that this will continue to prevail in the future. Economic growth is determined by countless factors, and it is extremely difficult to predict with any level of absolute certainty.

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

Risks Related to Our Class A Ordinary Shares

Future sales or other dilution of our equity could depress the market price of our Class A Ordinary Shares.

Sales of our Class A Ordinary Shares, warrants, units or any combination of the foregoing in the public market, or the perception that such sales could occur, could negatively impact the price of our Class A Ordinary Shares. If one or more of our shareholders were to sell large portions of their holdings in a relatively short time, for liquidity or other reasons, the prevailing market price of our Class A Ordinary Shares could be negatively affected.

In addition, the issuance of additional shares of our Class A Ordinary Shares, securities convertible into or exercisable for our Class A Ordinary Shares, other equity-linked securities, including or warrants or any combination of the securities pursuant to this prospectus will dilute the ownership interest of our shareholders and could depress the market price of our Class A Ordinary Shares and impair our ability to raise capital through the sale of additional equity securities.

We may need to seek additional capital. If this additional financing is obtained through the issuance of equity securities or warrants to acquire equity securities, our existing shareholders could experience significant dilution upon the issuance, conversion or exercise of such securities.

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

As at the date of this Annual Report, Siaw Tung Yeng, Teoh Pui Pui and Siaw Tun Mine beneficially own all of our then issued and outstanding Class B Ordinary Shares. These Class B Ordinary Shares constitute approximately 28.0% of our total issued and outstanding share capital and approximately 82.3% of the aggregate voting power of our total issued and outstanding share capital.    As a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares will have considerable influence over corporate matters requiring shareholder approval, such as election of directors, amendment of constitutional documents including our amended and restated memorandum and articles of association, and significant corporate transactions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our Company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our Company and may reduce the price of our Class A Ordinary Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

Our management has broad discretion to determine how to use the funds raised in our IPO and from any subsequent offering or sale of our securities and may use them in ways that may not enhance our results of operations or the price of our Class A Ordinary Shares.

Our management has broad discretion to determine how to use the net proceeds raised in our IPO and from any subsequent offerings or sales of our securities, and you will be relying on the judgment of our management regarding the application of these proceeds. For further information on our use of proceeds for the funds raised in our IPO, see “Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS - Use of Proceeds.”.      Except as described in any prospectus, prospectus supplement, or in any related free writing prospectus that we may authorize to be provided to you, the net proceeds received by us from our sale of the securities described therein will be added to our general funds and will be used for general corporate purposes. Our management might not apply the net proceeds from the offerings of our securities in ways that do not improve our results of operations, enhance the trading price of our Class A Ordinary Shares, or increase the value of your investment, and you might not be able to yield a significant return, if any, on any investment of such net proceeds. You may not have the opportunity to influence our decisions on how such proceeds will be used.

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

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Item 10 Additional Information—E. Taxation— United States Federal Income Tax Considerations.”

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

Our Company was incorporated in the Cayman Islands on July 28, 2016, under the Companies Act as an exempted company with limited liability. Our authorized share capital is US$50,000 divided into 156,250,000 Class A Ordinary Shares and 156,250,000 Class B Ordinary Shares, with par value of US$0.00016 each.

On February 14, 2024, shareholders’ resolutions were passed to authorize the sub-division of each of the Company’s issued and unissued shares into 250 Ordinary Shares such that the authorized share capital of the Company was changed from US$50,000 divided into 50,000,000 Ordinary Shares of a nominal or par value of US$0.001 each, comprising 25,000,000 Class A Ordinary Shares of a nominal or par value of US$0.001 each, and 25,000,000 Class B Ordinary Shares of a nominal or par value of US$0.001 each to US$50,000 divided into 12,500,000,000 Ordinary Shares (or 312,500,000 Ordinary Shares given effect of the First Share Consolidation and Second Share Consolidation) of a nominal or par value of US$0.000004 (or US$0.00016 given effect of the First Share Consolidation and Second Share Consolidation) each, comprising 6,250,000,000 Class A Ordinary Shares (or 156,250,000 Class A Ordinary Shares given effect of the First Share Consolidation and Second Share Consolidation) of a nominal or par value of US$0.000004 (or US$0.00016 given effect of the First Share Consolidation and Second Share Consolidation) each, and 6,250,000,000 Class B Ordinary Shares (or 156,250,000 Class B Ordinary Shares given effect of the First Share Consolidation and Second Share Consolidation) of a nominal or par value of US$0.000004 (or US$0.00016 given effect of the First Share Consolidation and Second Share Consolidation) each. Accordingly, the issued 62,583 Class A Ordinary Shares (or 1,565 Class A Ordinary Shares given effect of the First Share Consolidation and Second Share Consolidation) of a nominal or par value of US$0.001 each were divided into 15,645,750 Class A Ordinary Shares (or 793,750 Class A Ordinary Shares given effect of the First Share Consolidation and Second Share Consolidation) of a nominal or par value of US$0.000004 (or US$0.00016 given effect of the First Share Consolidation and Second Share Consolidation) each.

On February 19, 2024, the Company completed the sub-division of the issued Class A and Class B Ordinary Shares of a nominal or par value of US$0.001 each in the capital of the Company into 250 ordinary shares of a nominal or par value of US$0.000004 (US$0.00016 given effect of the First Share Consolidation and Second Share Consolidation) each. Before the subdivision, the Company’s ordinary shares issued and outstanding was 78,687 Class A Ordinary Shares and 48,313 Class B Ordinary Shares . After the subdivision, the Company’s ordinary shares issued and outstanding was 19,671,750 Class A Ordinary Shares (or 491,794 Class A Ordinary Shares given effect of the First Share Consolidation and Second Share Consolidation) and 12,078,250 Class B Ordinary Shares (or 301,956 Class B Ordinary Shares given effect of the First Share Consolidation and Second Share Consolidation).

On April 9, 2024, the Company entered into an underwriting agreement with Network 1 Financial Securities Inc. (the “Underwriter”) who acted as an underwriter of the Company for its initial public offering. The Company agreed to issue warrants to the Underwriter to purchase a number of Class A Ordinary Shares equal to 7.5% of the total number of Class A Ordinary Shares sold in the IPO, including Class A Ordinary Shares issued upon exercise of underwriter’s over-allotment option at an exercise price equal to 140% of the public offering price of the Class A Ordinary Shares sold in the IPO. The warrants were exercisable following the date of commencement of sales of the offering and for a period of five years thereafter, in whole or in part.

On April 12, 2024, the Company completed its initial public offering in which the Company issued and sold an aggregate of 2,587,000 Class A Ordinary Shares (or 64,688 Class A Ordinary Shares given effect of the First Share Consolidation and Second Share Consolidation) of a nominal or par value of US$0.000004 (US$0.00016 given effect of the First Share Consolidation and Second Share Consolidation) each, which includes 337,500 Class A Ordinary Shares (or 8,438 Class A Ordinary Shares given effect of the First Share Consolidation and Second Share Consolidation) subject to the over-allotment option being exercised by the Underwriter, at a price of US$4.00 (or US$160.00 given effect of the First Share Consolidation and Second Share Consolidation) per Class A Ordinary Shares.

On April 19, 2024, the Underwriter exercised fully its warrants on a cashless basis, pursuant to the underwriting agreement signed on April 12, 2024. The Company issued an aggregate of 154,212 Class A Ordinary Shares (or 3,855 Class A Ordinary Shares given effect of the First Share Consolidation and Second Share Consolidation) of a nominal or par value of US$0.000004 (or US$0.00016 given effect of the First Share Consolidation and Second Share Consolidation) each upon the exercise of warrants. There was no outstanding warrant as of June 30, 2024.

On June 27, 2024, following the Company’s receipt of notice from Nyam Ngian Kwong Denis Christopher that he elected to convert his shares, his 407,750 Class B Ordinary Shares (or 10,194 Class B Ordinary Shares given effect of the First Share Consolidation and Second Share Consolidation) were re-designated to 407,750 Class A Ordinary Shares (or 10,194 Class A Ordinary Shares given effect of the First Share Consolidation and Second Share Consolidation) on December 4, 2024.

On February 3, 2025, the Company held an Extraordinary General Meeting. At the meeting, among other resolutions approved, the shareholders approved (i) the Company undertakes a share consolidation (the “First Share Consolidation”) whereby (i) every eight (8) issued and unissued existing Class A Ordinary Shares of a par value of US$0.000004 each of the Company (the “First Pre-Consolidation Class A Ordinary Shares”) shall be combined into one Class A Ordinary Share of the Company of a par value of US$0.000032 each (the “First Post-Consolidation Class A Ordinary Shares”), with such First Post-Consolidation Class A Ordinary Shares having the same rights and being subject to the same restrictions as the First Pre-Consolidation Class A Ordinary Shares as set out in the amended and restated memorandum and articles of association of the Company adopted with effect from 28 February 2025 by a special resolution passed on 3 February 2025, and (ii) every eight (8) issued and unissued existing Class B Ordinary Shares of a par value of US$0.000004 each of the Company (the “First Pre-Consolidation Class B Ordinary Shares”, together with the First Pre-Consolidation Class A Ordinary Shares, the “First Pre-Consolidation Ordinary Shares”) shall be combined into one Class B Ordinary Share of the Company of a par value of US$0.000032 each (the “First Post-Consolidation Class B Ordinary Shares”, together with the First Post-Consolidation Class A Ordinary Shares, the “First Post-Consolidation Ordinary Shares”), with such First Post-Consolidation Class B Ordinary Shares having the same rights and being subject to the same restrictions as the Pre- Consolidation Class B Ordinary Shares as set out in the amended and restated memorandum and articles of association of the Company adopted with effect from 28 February 2025 by a special resolution passed on 3 February 2025, with such First Share Consolidation to be effective from 28 February 2025, provided that the closing bid price for the Company’s Ordinary Shares on the Nasdaq Capital Market is not equal to or more than $1.00 per Class A Ordinary Share for a minimum of ten consecutive business days before February 27, 2025 as per the requirements in the Listing Rules; and (ii) immediately following the First Share Consolidation, the authorized share capital of the Company was US$50,000 divided into 781,250,000 Class A Ordinary Shares and 781,250,000 Class B Ordinary Shares, with par value of US$0.000032 each.

On February 14, 2025, the Company entered into a standby equity subscription agreement with YA II PN, Ltd. (the “Selling Shareholder”), pursuant to which the Company shall have the right to issue to the Selling Shareholder, and the Selling Shareholder shall have the obligation to subscribe for the Company’s Class A Ordinary Shares for an aggregate subscription amount of up to $10 million, at any time during the commitment period of 36 months from February 14, 2025, subject to certain conditions. On March 3, 2025, as consideration for the Selling Shareholder’s subscription commitment, the Company issued 309,661 Class A Ordinary Shares as a commitment fee to the Selling Shareholder, which is equivalent to 1% of $10,000,000 worth of Ordinary Shares.

On February 28, 2025, the Company effected the First Share Consolidation, and as a result, (i) every eight (8) First Pre-Consolidation Class A Ordinary Shares were combined into one First Post-Consolidation Class A Ordinary Shares, and (ii) every eight (8) First Pre-Consolidation Class B Ordinary Shares were combined into one First Post-Consolidation Class B Ordinary Share. As a result of the First Share Consolidation, the number of outstanding Class A Ordinary Shares were reduced from 22,816,212 Class A Ordinary Shares to approximately 2,852,026.5 Class A Ordinary Shares (subject to rounding up of fractional shares to the nearest whole number).

Upon the opening of business on March 10, 2025, the Company’s Class A Ordinary Shares began trading on the Nasdaq Capital Market (“Nasdaq”) on a post-share combination basis under the current symbol “MNDR”. On May 2, 2025, the Company entered into a Securities Purchase Agreement with Indopacific and Natali Ardianto. pursuant to which the Company agreed to issue and sell an aggregate of 112,423 Class A Ordinary Shares (or 22,485 Class A Ordinary Shares given effect of the First Share Consolidation and Second Share Consolidation), valued at US$1.779 (or US$8.895 given effect of the First Share Consolidation and Second Share Consolidation) per share, for US$200,000, subject to certain closing conditions.

On September 11, 2025, the Company held another Extraordinary General Meeting. At the meeting, among other resolutions approved, the shareholders approved (i) the Company undertakes a share consolidation (the “Second Share Consolidation”) whereby (i) every five (5) issued and unissued existing Class A Ordinary Shares of a par value of US$0.000032 each of the Company (the “Second Pre-Consolidation Class A Ordinary Shares”) shall be combined into one Class A Ordinary Share of the Company of a par value of US$0.00016 each (the “Second Post-Consolidation Class A Ordinary Shares”), with such Second Post-Consolidation Class A Ordinary Shares having the same rights and being subject to the same restrictions as the Second Pre-Consolidation Class A Ordinary Shares as set out in the amended and restated memorandum and articles of association of the Company adopted with effect from 23 September 2025 by a special resolution passed on 11 September 2025 and (ii) every five (5) issued and unissued existing Class B Ordinary Shares of a par value of US$0.000032 each of the Company (the “Second Pre-Consolidation Class B Ordinary Shares”, together with the Second Pre-Consolidation Class A Ordinary Shares, the “Second Pre-Consolidation Ordinary Shares”) shall be combined into one Class B Ordinary Share of the Company of a par value of US$0.00016 each (the “Second Post-Consolidation Class B Ordinary Shares”, together with the Second Post-Consolidation Class A Ordinary Shares, the “Second Post-Consolidation Ordinary Shares”), with such Second Post-Consolidation Class B Ordinary Shares having the same rights and being subject to the same restrictions as the Pre- Consolidation Class B Ordinary Shares as set out in the amended and restated memorandum and articles of association of the Company adopted with effect from 23 September 2025 by a special resolution passed on 11 September 2025, with such Second Share Consolidation to be effective from 23 September 2025; and (ii) immediately following the Second Share Consolidation, the authorized share capital of the Company will be US$50,000 divided into 156,250,000 Class A Ordinary Shares and 156,250,000 Class B Ordinary Shares, with par value of US$0.00016 each.

On September 23, 2025, the Company effected the Second Share Consolidation, and as a result, (i) every five (5) First Pre-Consolidation Class A Ordinary Shares were combined into one First Post-Consolidation Class A Ordinary Shares, and (ii) every five (5) First Pre-Consolidation Class B Ordinary Shares were combined into one First Post-Consolidation Class B Ordinary Share. As a result of the Second Share Consolidation, the number of outstanding Class A Ordinary Shares were reduced from 4,214,952 Class A Ordinary Shares to approximately 842,990 Class A Ordinary Shares (subject to rounding up of fractional shares to the nearest whole number).

Corporate Structure

The structure of our Group as at the date of this Annual Report is as follows:

The structure of our Group as at the date of this Annual Report is as follows:

Key Milestones

The table below sets forth the key development milestones in our Group’s history.

Year	Milestones

2009	Our Group was founded

2016	Launched our MaNaDr mobile application

2018 to 2019	Our Group first expanded our operations overseas, in Australia followed by Cambodia in year 2019

2019	●	Launched our MaNaDr website
	●	Our Group was awarded the Data Protection Trustmark (DPTM) by the Infocomm Media Development Authority of Singapore (IMDA)

2020	●	Launched our MaNaShop online e-commerce platform to sell a diversified range of curated healthcare and wellness products

	●	Awarded government contracts by the Ministry of Manpower in 2020 for the provision of telehealth solutions to foreign migrant workers and patients under the COVID-19 home recovery program

2021	We launched MaNaCare, to provide comprehensive corporate healthcare and wellness services to our corporate customers

2022	We successfully raised S$13.2 million through our Series A funding, led by ICHAM Master Fund VCC – ICH Gemini Global Fund

2022	We received a Certificate of Appreciation by the Singapore Ministry of Manpower for our services rendered during the COVID-19 pandemic.

2023	●	We were awarded The President’s Certificate of Commendation (COVID-19) for our services rendered during the COVID-19 pandemic.
	●	We received a Certificate of Conformance demonstrating our conformance to the requirements of the Cyber Security Agency of Singapore (CSA) Cyber Security Certification Cyber Essentials mark
	●	Our subsidiary in Vietnam was established.
	●	In April 2023, we launched AI Facescan, which marked the beginning of remote monitoring and assessment through the utilization of transdermal optical technology.
	●	On November 1, 2023, we launched MaNaDr’s Tier 1 Clinic Management/Electronic Medical Record System, which allowed for continuity of care across our network of healthcare providers.

2024	●	On April 12, 2024, our Company completed its IPO of 2,250,000 Class A Ordinary Shares.
	●	Our subsidiary in Malaysia and Indonesia were established.
	●	In June 2024, we opened MaNaPharma Boutique Pharmacy, featuring an AI skincare technology to offer personalized skincare solutions. In the same month, we launched MaNaDr’s AI-Powered Health Operating System (OS) and Weight Management Program 2, offering GLP-1 injectables.
	●	On July 19, 2024, we received the 2024 Brands For Good Distinction Award in the category of Technology For Good.
	●	In July 2024, we launched our AI search within the MaNaDr ecosystem, which marked the beginning of delivering personalized and predictive care to our patients.
	●	In October 2024, we appointed Dr. Lun Kwok Chan as Chief Data Analyst, leading AI-driven data initiatives to enhance care delivery.

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

● Global healthcare burden of chronic diseases: To alleviate chronic healthcare conditions, we have identified the needs of users and developed a 360-degree healthcare ecosystem offering holistic, comprehensive, continuing and long-term preventive and pre-emptive care centered around such needs. The ecosystem is supported by a community of healthcare providers, patient support groups, healthcare coordinators, pharmaceutical companies and paramedical service providers whom we partner with. We have also incorporated technological tools like AI, smart diaries for patients to monitor their healthcare journey, smart devices, AI Facescan function in our MaNaDr mobile application and care pathway, or clinical care pathway, a set of guidelines that outline recommended steps and timeframes for managing and treating a specific medical condition or procedure to establish a standardized and efficient approach to the delivery of care, as part of the treatment and care regime.

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

We believe that we have established a comprehensive ecosystem which connects healthcare needs and services in a single platform. We have achieved a global reach on our mobile application and website and as at June 2024, we had active users from more than 18 various jurisdictions across the world, including Singapore, Vietnam, Malaysia, Australia, India and the Philippines . We had onboarded more than 700 Singapore clinics and more than 1,500 medical professionals comprising GPs, specialized and allied health providers . As at June 30, 2025, we had more than 950,000 registered users on our MaNaDr platform, having grown from a handful of registered users since our inception in 2016.   The specialists available through our platform include most major medical and surgical disciplines, such as cardiologists, dermatologists, endocrinologists, gastroenterologists, internal medicine specialists, obstetricians & gynecologists, otorhinolaryngologists, psychiatrists and urologists.

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

As a result of developments in mobile Internet technology and AI, and greater access to such technology in the telehealth solutions industry, Internet healthcare is expected to further disrupt the traditional healthcare services industry and trigger a shift in how users seek and receive healthcare services in Singapore and globally. Since the launch of our mobile application and website in 2016 and 2019, respectively, we had recorded more than 1,000,000 registered users on our mobile application and more than 40,000 registered users on our website as of June 30, 2024.

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

Multi-faceted business model that offers a one-stop portal connecting our users with both online healthcare resources

Our multi-faceted business model positions us as a one-stop portal to the healthcare ecosystem, connecting users to online healthcare resources. We offer a comprehensive suite of medical-related and other services including teleconsultations and health check-up services, vaccinations, skin and aesthetics services and other services on our MaNaDr platform. In addition, we engage in B2C sales of medical and other health products on the MaNaShop/MaNaStore online e-commerce platform to our users, B2C sales of pharmaceutical products and medical devices to other clinics and healthcare providers through MaNaPharma, as well as provide corporate healthcare and wellness services via MaNaCare to corporate customers.

We recognize the varying needs of our users – both when they are in need of medical care and when they want to stay healthy. In response to users’ needs, we offer family doctor services, including online consultation services provided primarily by our in-house team, with a primary focus on common and chronic illnesses, as well as hospital referral and appointment services. Such services can be accessed both online through the mobile application and website.   Our MaNaShop/MaNaStore online e-commerce platform collaborates with third-party delivery couriers via our own platform to provide timely deliveries to our users in Singapore.

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

Rapidly growing and diversified monetization channels

We have demonstrated our ability to monetize our large and increasingly diversified user base, and sustain our growth from diverse medical and wellness segments, through the (i) MaNaDr website and mobile application and the provision of consumer teleconsultations, medicine, appointments and e-medical certificate services, (ii) MaNaShop/MaNaStore, the e-commerce platform for B2C sales of products and services to users, (iii) offline B2B sales of pharmaceutical products to other clinics and healthcare providers and provide health check-up services to our users and (iv) MaNaCare, a one-stop employee flexi-benefits platform offering affordable and accessible healthcare and wellness solutions for employees of corporate customers.

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

In-house Medical Team

We have telemedicine locums in our medical team that provide 24/7 teleconsultation support to our users as at June 2025.   They are supported by our 24/7 customer support officers who help to coordinate care and deliveries of medicine to our users.

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

As of June 30, 2025, our research and development team comprised 34 engineering and data analysis professionals, with an average of 8 years of research and development experience in mobile, web, data and AI sectors. They are primarily engaged in building our technology platform and developing our proprietary technologies.

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

Our data protection systems and procedures have led us to become recognized for our data protection practices by the Singapore authorities. We were the only MedTech company, and one of the six pilot organizations to be awarded the Data Protection Trustmark (DPTM) by the Infocomm Media Development Authority of Singapore (IMDA), which certifies that we have put in place responsible data protection practices and that consumers are consequently less likely to experience a data breach. Additionally, we were one of the 11 organizations invited to join the regulatory sandbox for telemedicine and mobile medicine services under Singapore’s Ministry of Health to prepare for licensing under the HCSA in 2020. We have also received a Certificate of Conformance in April 2023 following an independent assessment conducted where we were found to conform to the requirements of the Cyber Security Agency of Singapore (CSA) Cyber Security Certification Cyber Essentials mark for the production and development environment for content management system (CMS) vendor providing software as a service (SaaS) solutions.

Healthcare Quality and Safety

We value the quality and safety of the medical services we provide. We have established comprehensive risk management systems and internal control procedures to minimize medical risks arising from our operations. The Ministry of Health (MOH) has revoked MaNaDr Clinic Pte Ltd’s licence to provide outpatient medical services granted under the HCSA from 20 December 2024.

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

Health, Safety and Environment

We do not operate any production facilities. Additionally, for direct sales on MaNaShop/MaNaStore, we engage third parties to ship and deliver products to our users. Therefore, we are not subject to significant health, safety or environmental risks. During the years ended June 30, 2025 and 2024, we had not been subject to any fines or other penalties due to non-compliance with health, safety or environmental regulations.

Intellectual Property

We seek to protect our intellectual property rights through a combination of trademark, copyright and trade secret protection laws in Singapore and other jurisdictions, as well as through confidentiality agreements and procedures with our employees, partners and others.

As of June 30, 2025, we had registered our domain name, manadr.com.

Employees

As of June 30, 2025, we had 73 employees globally, with 32 employees who are based in Singapore and 36 employees who are based in Vietnam. The following table sets forth a breakdown of employees categorized by function as of June 30, 2025:

	Number of Employees	Percentage
Product Development and Technology	34	36.36%
Operations	7	5.68%
Medical Team	5	4.55%
Sales and Marketing	10	3.41%
Management, Administration, Finance, Human Resource and Pharmacist	17	32.95%
Total	73	100%

As at June 30, 2025, we also had 16 part-time staff mainly for our operations division.

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

During the years ended June 30, 2025 and 2024, we had not made any material insurance claims in relation to our business.

Facilities

Our headquarters are located in Singapore. In Singapore, we leased an aggregate of approximately 2,939square feet of office space, a commercial unit used for storage and office purposes of approximately 484 square feet as of June 30, 2025. In Vietnam, we leased approximately 3,600 square feet of office space as of June 30, 2025.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Any litigation or other legal or administrative proceedings, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

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

Under Section 30 of the Nurses and Midwives Act, any person who (a) procures or attempts to procure registration, enrolment, a certificate of registration, a certificate of enrolment or a practising certificate, by knowingly making or producing or causing to be made or produced any false or fraudulent declaration, certification, application or representation whether in writing or otherwise; (b) willfully makes or causes to be made any false entry in the Register of Roll; (c) forges or alters a certificate of registration, a certificate of enrolment or a practising certificate; (d) fraudulently or dishonestly uses as genuine a certificate of registration, a certificate of enrolment or a practising certificate which the person knows or has reason to believe is forged or altered; or (e) buys, sells or fraudulently obtains a certificate of registration, a certificate of enrolment or a practising certificate, shall be guilty of an offense and shall be liable on conviction to a fine not exceeding S$10,000 and, in the case of a second or subsequent conviction, to a fine not exceeding S$20,000 or to imprisonment for a term not exceeding six months or to both.

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

Regulation 4 of the Health Products (Licensing of Retail Pharmacies) Regulations 2016 (the “Licensing of Retail Pharmacies) Regulations”) stipulates that a person must not supply any specified health product through telepharmacy services unless the person has a valid pharmacy license and has obtained the prior approval of the HSA to provide telepharmacy services at or from the retail pharmacy specified in the pharmacy license and complies with the conditions imposed by the HSA.

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

The Licensing of Retail Pharmacies) Regulations provides that a person must not supply by retail sale and specified health product, unless, inter alia, it holds a pharmacy license and the supply of the specified health product is carried out at or from the retail pharmacy specified in the pharmacy license by an in-store pharmaceutical officer or in the absence of that office, by a special mode with the prior approval of the HSA.

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

Results of Operations

The following table sets forth our summarized consolidated statement of operations data for the years ended June 30, 2025, 2024 and 2023 and the dollar and percentage change between the respective periods:

	Years Ended June 30,
	2025	2024	2023	2025 to 2024	2024 to 2023
	USD	USD	USD	% Change	% Change
Revenue	$7,646,739	$13,968,535	$7,874,866	(45.3)	77.4
Costs of revenue	(6,366,621)	(11,430,162)	(6,779,892)	(44.3)	68.6
Gross Profit	1,280,118	2,538,373	1,094,994	(49.6)	131.8

Operating expenses:
Salaries and benefits	1,569,769	4,045,692	2,389,892	(61.2)	69.3
Depreciation and amortization	172,018	149,078	94,816	15.4	57.2
Selling, general and administrative	2,669,395	4,927,584	1,898,986	(45.8)	159.5
Share-based compensation	414,051	9,119,764	-	(95.5)	100.0
Total operating expenses	4,825,233	18,242,118	4,383,694	(73.5)	316.1
Other income:
Government incentives	30,751	-	27,892	100.0	(100.0)
Other income, net	130,558	81,759	47,448	59.7	72.3
Total other income, net	161,309	81,759	75,340	97.3	8.5

Loss before income tax expense	(3,383,806)	(15,621,986)	(3,213,360)	(78.3)	386.2
Income tax credit	-	19,194	-	(100.0)	100.0
Net loss	(3,383,806)	(15,602,792)	(3,213,360)	(78.3)	385.6

Foreign currency translation adjustment, net of income tax	163,030	139,230	396,262	17.1	(64.9)
Comprehensive loss	(3,220,776)	(15,463,562)	(2,817,098)	(79.2)	448.9

Comparison of Years Ended June 30, 2025 and 2024

Revenue

Our revenues are derived mainly from the provision of telemedicine and other services, sale of medicine and medical devices. Our revenue decreased by 45.3% to US$7.7 million for financial year ended June 30, 2025, as compared to US$13.9 million for financial year ended June 30, 2024.

The US$6.3 million decreases in our revenue between financial year ended June 30, 2025 and 2024 was mainly due to the decreased revenue contribution of US$6.1 million from our telemedicine segment and US$0.3 million from sale of medicine and medical devices segment.

The following table summarized our revenue breakdowns for the financial year ended June 30, 2025 and 2024:

	Years Ended June 30,
	2025		2024
	USD	Percentage	USD	Percentage	% Change
Telemedicine - Private sector	$6,633,098	86.7%	$12,631,657	90.4%	(46.2)
Telemedicine - Public sector	-	-	156	0	(100.0)
Other services	167,189	2.2	225,875	1.6	(100.0)
Telemedicine and other services - sub-total	6,800,287	88.9	12,857,688	92	(47.1)
Sale of medicine and medical devices	846,452	11.1	1,110,847	8	(23.8)

Total revenue	7,646,739	100.0	13,968,535	100	(45.3)

Telemedicine and other services

The decrease in telemedicine revenue was driven by revenue contribution from private sector as follows.

	Financial Year Ended June 30, 2025 (‘000)	Financial Year Ended June 30, 2024 (‘000)	% Change
Number of new users	86	233	(63.1)
Number of private telemedicine transactions	781	1,547	(49.5)
Number of public telemedicine transactions	-	-	-
Total telemedicine transactions	781	1,547	(49.5)

The number of private telemedicine transactions on our MaNaDr platform decreased by about 49.5% when compared with the financial year ended June 30, 2025. The majority of these private telemedicine transactions are paid immediately with credit cards, which differs from other companies which might require reimbursement from other payors.

Cost of revenue

Cost of revenue decreased by US$5.1 million for the financial year ended June 30, 2025. The decrease was mainly due to the decrease in number of telemedicine cases by 49.5% for the financial year ended June 30, 2025 compared with the financial year ended June 30, 2024.

Salaries and benefits

Salaries and benefits were about US$1.6 million for the financial year ended June 30, 2025, as compared to about US$4.0 million for the financial year ended June 30, 2024. The decrease was primarily attributable to the capitalization of certain personnel costs as software development expenses, in line with applicable accounting standards.

Depreciation and amortization expenses

Depreciation and amortization expenses increased slightly by US$0.02 million mainly due to the additional depreciation and amortization expenses arising from the capitalization of software development cost during the financial year ended June 30, 2025.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased from US$4.9 million for the financial year ended June 30, 2024 to US$2.7 million for the financial year ended June 30, 2025. The decrease was mainly due to (i) the decrease in IPO-related professional fees; and (ii) the decrease in IT-related cloud server maintenance expenses which is in line with the decrease of number of telemedicine cases during the financial year ended 30, 2025 compared to the financial year ended 30, 2024.

Share-based compensation

Share-based compensation expenses consist primarily of share-based payments to (i) employees pursuant to the established Employee Incentive Plan and (ii) non-employees in consideration for the past services to the Company in connection with the IPO. The Company recognised share-based compensation expenses of US$414,000 for the employees and non-employees during the financial year ended June 30, 2025, respectively.

Other income, net

Other income, net remained stable at approximately US$161,000 and US$82,000 for the financial years ended June 30, 2025 and 2024 respectively.

Net loss

As a result of the foregoing, we incurred a net loss of US$3.4 million for the financial year ended June 30, 2025 as compared to a net loss of US$15.6 million for the financial year ended June 30, 2024.

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

The following tables provide reconciliations of Adjusted EBITDA.

	Financial Year Ended June 30, 2025	Financial Year Ended June 30, 2024

Net loss	(3,383,806)	(15,602,792)
Income tax benefit	-	(19,194)
Depreciation and amortization expenses	172,018	149,078
Share-based compensation expenses	414,051	9,119,764
IPO related expenses	208,437	2,978,956

Adjusted EBITDA	(2,589,300)	(3,374,188)

Comparison of Years Ended June 30, 2024 and 2023

Revenue

Our revenues are derived mainly from the provision of telemedicine and other services, sale of medicine and medical devices. Our revenue increased by 77.4% to US$13.9 million for financial year ended June 30, 2024, as compared to US$7.9 million for financial year ended June 30, 2023.

The US$6.1 million increases in our revenue between financial year ended June 30, 2024 and 2023 was mainly due to the increased revenue contribution of US$5.9 million from our telemedicine segment and $0.1 million from sale of medicine and medical devices segment.

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

As a result, telemedicine revenue derived from private sector increased to US$12.6 million for the financial year ended June 30, 2024, as compared to US$6.7 million for the financial year ended June 30, 2023. This more than offsets the decrease in telemedicine revenue derived from public sector, resulting in an overall increase in revenue from our telemedicine segment. The number of private telemedicine transactions on our MaNaDr platform increased by about 70.4% when compared with the financial year ended June 30, 2023. The majority of these private telemedicine transactions are paid immediately with credit cards, which differs from other companies which might require reimbursement from other payors. The increase was primarily attributable to the increase in the number of users as well as the higher usage rate per user in our MaNaDr platform.

The other services mainly refer to the Company’s clinic business which only started the operation from September 1, 2022.

Sale of medicine and medical devices

Revenues derived from sale of medicine and medical devices increased by about US$0.1 million due mainly to higher medicine product sales in line with an increase in revenue contribution from in-app medicine sales.

Cost of revenue

Cost of revenue increased by US$4.7 million for the financial year ended June 30, 2024. The increase was mainly due to the increase in number of telemedicine cases by 70.4% for the financial year ended June 30, 2024 compared with the financial year ended June 30, 2023.

Salaries and benefits

Salaries and benefits were about US$4.0 million for the financial year ended June 30, 2024, as compared to about US$2.4 million for the financial year ended June 30, 2023. The increase was mainly due to the salary adjustment and rewards for the staff who contributed significantly to the successful Initial Public Offering (the “IPO”) and the notable increase in revenue.

Depreciation and amortization expenses

Depreciation and amortization expenses increased slightly by US$0.1 million mainly due to the additional depreciation and amortization expenses arising from the new office lease we entered during the financial year ended June 30, 2024.

Selling, general and administrative expenses

Selling, general and administrative expenses increased from US$1.9 million for the financial year ended June 30, 2023 to US$4.9 million for the financial year ended June 30, 2024. The increase was mainly due to (i) the increase in IPO-related professional fees; (ii) the increase in IT-related cloud server maintenance expenses which is in line with the increase of number of telemedicine cases; and (iii) the increase in travelling, marketing and insurance expenses during the financial year ended 30, 2024 compared to the financial year ended 30, 2023.

Share-based compensation

Share-based compensation expenses consist primarily of share-based payments to (i) employees pursuant to the established Employee Incentive Plan and (ii) non-employees in consideration for the past services to the Company in connection with the IPO. The Company recognised share-based compensation expenses of approximately US$1.9 million and US$7.2 million for the employees and non-employees during the financial year ended June 30, 2024, respectively.

Other income, net

Other income, net remained stable at approximately US$82,000 and US$75,000 for the financial years ended June 30, 2024 and 2023 respectively.

Income tax benefit

There was an income tax refund of approximately US$19,000 mainly due to the overprovision of taxation for the financial year ended June 30, 2022.

Net loss

As a result of the foregoing, we incurred a net loss of US$15.6 million for the financial year ended June 30, 2024 as compared to a net loss of US$3.2 million for the financial year ended June 30, 2023.

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

The following tables provide reconciliations of Adjusted EBITDA.

	Financial Year Ended June 30, 2024	Financial Year Ended June 30, 2023

Net loss	(15,602,792)	(3,213,360)
Income tax benefit	(19,194)	-
Depreciation and amortization expenses	149,078	94,816
Share-based compensation expenses	9,119,764	-
IPO related expenses	2,978,956	795,629

Adjusted EBITDA	(3,374,188)	(2,322,915)

B. Liquidity and Capital Resources

Since inception, we have financed our operations primarily through proceeds received from shareholder loan, proceeds from IPO, share placement and payments received from our customers. As of June 30, 2025, our principal sources of liquidity were cash and cash equivalents of approximately U$1.0 million.

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

Our primary uses of cash have been used in the furtherance of growing our business, development of operations, establishing our staffing and investment in our technology platform. The following trends are reasonably likely to result in a material decrease in our liquidity over the near to long term:

●	A substantial increase in working capital requirements to finance our operations;
●	Addition of administrative and professional personnel as our business continues to grow;
●	The cost of being a public company; and
●	Payments for seeking and securing quality staffing personnel.

The following table presents a summary of our cash flow activity for the periods set forth below:

		Years Ended June 30,
	2025	2024	2023
	USD	USD	USD
Consolidated Statements of Cash Flows Data:
Net cash used in operating activities	$(4,359,262)	$(6,405,366)	$(2,248,626)
Net cash used in investing activities	(2,436,377)	(134,211)	(186,001)
Net cash provided by (used in) financing activities	959,017	10,882,236	(5,800,452)
Total	(5,836,622)	4,342,659	(8,235,079)

Cash Flow Activities for the Years Ended June 30, 2025, 2024 and 2023

Net Cash Used in Operating Activities

For the year ended June 30, 2025, cash used in operating activities was approximately US$4.4 million. This consisted of net loss of approximately US$3.4 million, adjusted for non-cash items of approximately US$1.0 million and net changes in operating assets and liabilities of approximately US$1.9 million. Non-cash items primarily consisted of stock-based compensation of approximately US$0.4 million, depreciation and amortization of US$0.2 million, and non cash lease expenses of approximately US$0.3 million. The net changes in operating assets and liabilities were primarily driven by the decrease of approximately US$1.0 million in accruals and other current liabilities, a decrease in operating lease assets and liabilities, net of approximately US$0.3 million and an increase of approximately US$0.1 million in accounts receivable and other current assets, partially offset by an increase of approximately US$0.8 million in accounts payable.

For the year ended June 30, 2024, cash used in operating activities was approximately US$6.4 million. This consisted of net loss of approximately US$15.6 million, adjusted for non-cash items of approximately US$9.5 million and net changes in operating assets and liabilities of approximately US$0.3 million. Non-cash items primarily consisted of stock-based compensation of approximately US$9.1 million, depreciation and amortization of US$0.1 million, and non cash lease expenses of approximately US$0.2 million. The net changes in operating assets and liabilities were primarily driven by the decrease of approximately US$0.3 million in accruals and other current liabilities, a decrease in operating lease assets and liabilities, net of approximately US$0.2 million and an increase of approximately US$0.1 million in accounts receivable, partially offset by an increase of approximately US$0.3 million in accounts payable.

For the year ended June 30, 2023, cash used in operating activities was approximately US$2.2 million. This consisted of net loss of approximately US$3.2 million, adjusted for non-cash items of approximately US$0.3 million and net changes in operating assets and liabilities of approximately US$0.7 million. Non-cash items primarily consisted of depreciation and amortization expense of approximately US$0.2 million and allowance for doubtful debts of approximately US$0.1 million. The net changes in operating assets and liabilities were primarily driven by an increase of approximately US$0.7 million in account payable and an increase of US$0.4 million in accruals and other current liabilities, partially offset by the increase of approximately US$0.2 million in other current assets, a decrease in operating lease assets and liabilities, net of approximately US$0.1 million and the decrease in income taxes payable of approximately US$0.1 million.

Net Cash Used in Investing Activities

Cash used in investing activities was approximately US$2.4 million for the year ended June 30, 2025, which primarily consisted of purchase of intangible assets, property and equipment.

Cash used in investing activities was approximately US$0.1 million for the year ended June 30, 2024, which primarily consisted of purchase of property and equipment.

Cash used in investing activities was approximately US$0.2 million for the year ended June 30, 2023, which primarily consisted of purchase of property and equipment.

Net Cash Provided by (Used in) Financing Activities

Cash provided by financing activities for the year ended June 30, 2025 was approximately US$0.9 million, which primarily consisted of SEPA share subscriptions and Security Placement of approximately US$0.7 million and US$0.2 million respectively.

Cash provided by financing activities for the year ended June 30, 2024 was approximately US$10.9 million, which primarily consisted of IPO proceeds and pre-IPO share subscriptions of approximately US$9.1 million and US$1.8 million respectively.

Cash used in financing activities for the year ended June 30, 2023 was approximately US$5.8 million, which primarily consisted of repurchase of Class A Ordinary Shares issued amounting to approximately US$6.6 million, and partially offset by proceeds from sale of our Class A Ordinary Shares of approximately US$0.8 million.

Commitments and Contingencies

The following table summarizes our contractual obligations and commitments as of June 30, 2025:

	Payment Due by Period
	Total	Less than 1 Year	1 to 3 Years
	USD	USD	USD
Operating lease commitments	$178,413	$178,413	$-
Total	$178,413	$178,413	$-

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table provides information regarding our directors, executive officers and key personnel as of the date of this Annual Report.

Name	Age	Position/Title
Directors and Executive Officers
Siaw Tung Yeng	60	Co-Chief Executive Officer/Director
Teoh Pui Pui	48	Co-Chief Executive Officer/Chief Operating Officer/Chairwoman of the Board/Director
Ho Hin Yip	51	Independent Director
Tan Kim Han Raymond	46	Independent Director
Gabe Rijpma	50	Independent Director
Leong Aik Huat	59	Chief Financial Officer

Key Personnel
Rex Chin Chien Howh	37	Financial Controller
Law Pei Bei	36	Chief Business Officer
Nathan Siaw Seng Taat	31	Chief Medical Officer
Felicia Chan Siew Siew	41	Chief Technology Officer

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

Leong Aik Huat joined our Company in June 2025 and is currently our Chief Financial Officer overseeing key financial aspects including management of a finance team to set up our financial reporting system, supporting senior management in developing plans for financial growth, financial reporting, forecasting and budgeting, compliance with applicable accounting and legal requirements, as well as tax matters. Mr. Leong has over three decades of financial leadership experience across diverse industries, including education, technology, and corporate finance. From October 2019 to November 2024, Mr. Leong was Senior Group Financial Controller at OSIM International Pte Ltd, managing complex financial operations and strategic growth. He also held key financial leadership positions at publicly listed companies, serving as Financial Controller at Raffles Education Ltd. (from July 2002 to January 2016) and Oriental University City (HK) Ltd. (from February 2016 to October2019). Mr. Leong holds a Bachelor of Science and Master of Science degree from the National University of Singapore and is a Certified Practising Accountant (CPA) Australia. His extensive expertise in financial reporting, compliance, and strategic decision-making continues to drive sustainable growth for the Company.

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

B. Compensation

For the year ended June 30, 2025, we incurred compensation of approximately S$ $1,153,390.13 (US$ $872,193.62) to our executive officers and S$ 159,502 (US$ 120,615) to our non-executive directors.   We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our Singapore subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

We have entered into indemnification agreements with our directors and executive officers, pursuant to which we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

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

2023 Employee Incentive Plan

On March 27, 2023, we adopted the Employee Incentive Plan, or the Plan, to provide a wealth creation opportunity for the employees, advisors, consultants and directors in line with value creation for the Company, drive retention of employees, advisors, consultants and directors for their continued association with the Company, and motivate employees, advisors, consultants and directors by rewarding high performance. Under the Plan, the maximum aggregate number of Shares which may be issued pursuant to all awards (including incentive share options) is 10% of the total issued Class A Ordinary Shares of our Company from time to time.

On August 1, 2023, we granted options to purchase a total of 3,738 Class A Ordinary Shares (or 23,363 Class A Ordinary Shares given effect of the First Share Consolidation and Second Share Consolidation) of a nominal or par value of US$0.001 (or US$0.00016 given effect of the First Share Consolidation and Second Share Consolidation) each to our Chief Financial Officer, certain key personnel and employees at the price of US$1.0 (or US$6.25 given effect of the First Share Consolidation and Second Share Consolidation) per share.

On September 21, 2023, the Plan was amended to allow for advisors, consultants and directors of the Company and/or any of its subsidiaries to participate in the Plan.

On December 18, 2023, at the same price per share, we further granted options to purchase a total of 701 Class A Ordinary Shares (or 4,381 Class A Ordinary Shares given effect of the First Share Consolidation and Second Share Consolidation) of a nominal or par value of US$0.001 (or US0.00016 given effect of the First Share Consolidation and Second Share Consolidation) each to three of our employees. On February 13, 2024, the Company issued 4,439 Class A Ordinary Shares (or 27,744 Class A Ordinary Shares given effect of the First Share Consolidation and Second Share Consolidation) of a nominal or par value of US$0.001 (or US0.00016 given effect of the First Share Consolidation and Second Share Consolidation) each to the holders of the options, pursuant to the provisions of the Plan. On February 14, 2024, the issued 4,439 Class A Ordinary Shares (or 27,744 Class A Ordinary Shares given effect of the First Share Consolidation and Second Share Consolidation) of a nominal or par value of US$0.001 (or US$0.00016 given effect of the First Share Consolidation and Second Share Consolidation) each were divided into 1,109,750 Class A Ordinary Shares of a nominal or par value of US$0.000004 each.

On September 18, 2024, the Plan was amended such that the aggregate number of Class A Ordinary Shares of a nominal or par value of US$0.000004 each in the capital of the Company which may be issued each financial year upon exercise of the options granted under the Plan shall not exceed 15% of the total issued Class A Ordinary Shares, effective from 7 October 2024.

On February 28, 2025, the Company effected the First Share Consolidation, and as a result, (i) every eight (8) First Pre-Consolidation Class A Ordinary Shares were combined into one First Post-Consolidation Class A Ordinary Shares, and (ii) every eight (8) First Pre-Consolidation Class B Ordinary Shares were combined into one First Post-Consolidation Class B Ordinary Share. On February 28, 2025, the issued 1,109,750 Class A Ordinary Shares of a nominal or par value of US$0.000004 each under the Plan were consolidated into 138,719 Class A Ordinary Shares of a nominal or par value of US$0.000032 each (subject to rounding up of fractional shares to the nearest whole number). On June 6, 2025, the Company issued 480,711 additional Class A ordinary shares of a par value of US$0.000032 per share each to the holders of the options, pursuant to the provisions of the Plan.

On September 23, 2025, the Company effected the Second Share Consolidation, and as a result, (i) every five (5) Second Pre-Consolidation Class A Ordinary Shares were combined into one Second Post-Consolidation Class A Ordinary Shares, and (ii) every five (5) Second Pre-Consolidation Class B Ordinary Shares were combined into one Second Post-Consolidation Class B Ordinary Share. On September 23, 2025, the issued 5,454,886 Class A Ordinary Shares and 1,459,438 Class B Ordinary Shares of a nominal or par value of US$0.000032 each under the Plan were consolidated into 1,091,019 Class A Ordinary Shares and 291,888 Class B Ordinary Shares of a nominal or par value of US$0.00016 each (subject to rounding up of fractional shares to the nearest whole number).

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

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our Ordinary Shares as of June 30, 2025 by:

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

	Ordinary Shares Beneficially Owned				% of Aggregate Voting
	Class A Ordinary Shares		Class B Ordinary Shares		Power
Directors and Executive Officers	Shares	%	Shares	%
Siaw Tung Yeng	19,691	2.6	176,150	60.3	48.6
Teoh Pui Pui	79,406	10.6	40,250	13.8	13.1
Ho Hin Yip	-	-	-	-	-
Tan Kim Han Raymond	-	-	-	-	-
Gabe Rijpma	-	-	-	-	-
Leong Aik Huat	-	-	-	-	-

All Directors and Executive Officers as a Group	99,097	13.2	216,400	74.1	61.7

Principal Shareholders
Siaw Tun Mine	-	-	75,488	25.9	20.6

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 2 Venture Drive, #07-06/07 Vision Exchange, Singapore 608526.

As of June 30, 2025, approximately 73.7 % of our issued and outstanding Class A Ordinary Shares 0.0% of our issued and outstanding Class B Ordinary Shares are held in the United States by one record holder (Cede and Company, as nominee for beneficial shareholders).

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

In June 2020, we entered into a partnership agreement with five clinics, of which two clinics are jointly owned by our co-founders and directors Siaw Tung Yeng and Teoh Pui Pui, and one clinic is 50% owned by Teoh Pui Pui (collectively, the “Related Party Clinics”). Pursuant to such agreement, we offer our MaNaDr platform, including related IT, administration and accounting services to the clinics, and the clinics provide teleconsultation, including related medication supply, delivery, and phlebotomists services to us For the years ended June 30, 2025, 2024 and 2023, the purchase of goods and services by us from the Related Party Clinics amounted to US$0.4 million, US$0.1 million and US$0.1 million, and the sales of goods and services by us to the Related Party Clinics amounted to US$0.5 million, US$0.4 million and US$0.4 million respectively. See Note 11 to the consolidated financial statements for more details.

We obtain advances from our directors or shareholders for working capital purpose from time to time in the year ended June 30, 2025, 2024 and 2023. The advances are interest-free and repayable on demand. As of June 30, 2025, 2024 and 2023, we had amount due to: Siaw Tung Yeng of US$0.1 million, US$0.5 million and US$1.0 million, respectively; . In April 2022, Siaw Tung Yeng converted S$6.5 million (US$4.8 million) of the amount due to him into 11,631 of our Class A Ordinary Shares. See Note 11 to the consolidated financial statements for more details.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

Saved as disclosed in “Item 4. Information on the Company — B. Business Overview—Legal Proceedings,” we are currently not a party to any material legal proceeding. From time to time, however, we may be subject to various claims and legal actions arising in the ordinary course of business.

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

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our Amended and Restated Memorandum and Articles of Association (adopted with effect from February 28, 2025 by a Special Resolution passed on February 3, 2025) of the Registrant, Exhibit 3.1 and the description of differences in corporate laws contained in our registration statement on Form F-3 (File No. 333- 288693), as amended, filed with the SEC on July 16, 2025.

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

For the years ended June 30, 2025 and 2024

Concentration of customers

As of June 30, 2025, no single customer represented more than 10% of the Company’s total accounts receivable. Similarly, as of June 30, 2024, there was no customer that accounted for more than 10% of the Company’s accounts receivable.

None of the customers accounted more than 10% of the Company’s total revenue for the year ended June 30, 2025 and 2024.

Concentration of vendors

None of the suppliers accounted more than 10% of account payable as of June 30, 2025 and 2024.

For the year ended June 30, 2025 and 2024, none of the suppliers accounted more than 10% of the Company’s total purchases.

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

Use of Proceeds

Registration Statement on Form F-1, as amended (File Number 333-277254)

The following information relates to the registration statement on Form F-1, as amended (File Number 333-277254) for our initial public offering, which was declared effective by the SEC on March 27, 2024. On April 12, 2024, we completed our initial public offering in which we issued and sold an aggregate of 2,587,500 Class A Ordinary Shares, which includes 337,500 Class A Ordinary Shares subject to the over-allotment option being exercised by the underwriter, at a price of $4.00 per share for a total net proceeds, after deducting discounts, expenses allowance and expenses, of approximately $9.2 million . Network 1 Financial Securities, Inc. was the representative of the underwriters of our initial public offering.

As of June 30, 2025, we have utilized the entirety of the net proceeds received from our initial public offering for working capital and corporate purposes.

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

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of June 30, 2025, the Company determined that there were no control deficiencies that constituted material weaknesses.

(c) Attestation report of the registered public accounting firm.

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(d) Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended June 30, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by JWF Assurance PAC and Simon & Edward, LLP, our independent registered public accounting firm for the periods indicated:

JWF Assurance PAC

	For the Fiscal Years Ended June 30,
	2025	2024	2023
Audit fees	$150,000	$140,000	$-
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees(2)	39,000	-	-
Total	$189,000	$140,000	$-

Simon & Edward, LLP

	For the Fiscal Years Ended June 30,
	2025	2024	2023
Audit fees(1)	$-	$35,000	$35,000
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees(2)	14,000	-	-
Total	$14,000	$35,000	$35,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2024.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

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

None.

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

MOBILE-HEALTH NETWORK SOLUTIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mobile-Health Network Solutions

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mobile-Health Network Solutions and its subsidiaries (collectively, the “Company”) as of June 30, 2025, and the related consolidated statements of operation and comprehensive income, changes in shareholders’ equity, and cash flows for the year ended June 30, 2025 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operations and its cash flows for the year ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph - Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

October 31, 2025

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

Rowland Heights, California

October 27, 2023 except Note 14 and 15 on March 6, 2024

MOBILE-HEALTH NETWORK SOLUTIONS

CONSOLIDATED BALANCE SHEETS

	As of June 30,
	2025	2024
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	1,034,103	6,707,695
Accounts receivable, net	108,999	111,066
Inventories, net	103,914	163,993
Other current assets	377,291	222,737
Amount due from related parties	159,424	83,563
Total current assets	1,783,731	7,289,054

Non-current assets
Property and equipment, net	138,421	216,047
Intangible assets, net	2,360,937	18,952
Operating leases right-of-use assets	164,861	370,607
Other assets	-	55,955
Total non-current assets	2,664,219	661,561

TOTAL ASSETS	4,447,950	7,950,615

LIABILITIES
Current liabilities
Accounts payable	870,849	1,671,201
Accruals and other payables	563,530	1,078,094
Amount due to officers	798	133,544
Amount due to related parties	86,186	35,367
Operating lease liabilities, current	168,948	240,090
Total current liabilities	1,690,311	3,158,296

Non-current liabilities
Amount due to officers	140,862	516,946
Operating lease liabilities	-	135,920
Total non-current liabilities	140,862	652,866

TOTAL LIABILITIES	1,831,173	3,811,162

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, Class A, US$0.00016 par value, 156,250,000 shares authorized, 749,022 shares issued and outstanding as of June 30, 2025; US$0.00016 par value, 156,250,000 shares authorized, 560,337 shares issued and outstanding as of June 30, 2024*	120	89
Ordinary shares, Class B, US$0.00016 par value, 156,250,000 shares authorized, 291,888 shares issued and outstanding as of June 30, 2025; US$0.00016 par value, 156,250,000 shares authorized, 301,956 shares issued and outstanding as of June 30, 2024*	47	49

Additional paid-in capital	30,164,959	28,466,888
Accumulated deficit	(28,139,599)	(24,755,793)
Accumulated other comprehensive income	591,250	428,220
Total shareholders’ equity	2,616,777	4,139,453
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,447,950	7,950,615

The accompanying notes are an integral part of these consolidated financial statements.

*	Retroactively restated to give effect to a share consolidation at a ratio of 1:8 ordinary shares effective on February 28, 2025. Retroactively restated to give effect to a share consolidation at a ratio of 1:5 ordinary shares effective on September 25, 2025.

MOBILE-HEALTH NETWORK SOLUTIONS

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended June 30,
	2025	2024	2023
	US$	US$	US$

Revenue	7,646,739	13,968,535	7,874,886
Cost	(6,366,621)	(11,430,162)	(6,779,892)

Gross profit	1,280,118	2,538,373	1,094,994

Operating expenses:
Salaries and benefits (Note 13)	1,569,769	4,045,692	2,389,892
Depreciation and amortization	172,018	149,078	94,816
Selling, general and administrative	2,669,395	4,927,584	1,898,986
Share-based compensation	414,051	9,119,764	-
Total operating expenses	4,825,233	18,242,118	4,383,694

Other income:
Government incentives	30,751	-	27,892
Other income, net	130,558	81,759	47,448
Total other income, net	161,309	81,759	75,340

Loss before income tax expense	(3,383,806)	(15,621,986)	(3,213,360)

Income tax credit	-	19,194	-
Net loss	(3,383,806)	(15,602,792)	(3,213,360)

Other comprehensive income:
Foreign currency translation, net of income tax	163,030	139,230	396,262
Comprehensive loss	(3,220,776)	(15,463,562)	(2,817,098)

Net loss per share* (Note 16)
Basic and diluted	(3.82)	(18.09)	(5.04)

Weighted average number of ordinary shares*
Basic and diluted	885,796	862,293	637,050

The accompanying notes are an integral part of these consolidated financial statements.

*	Retroactively restated to give effect to a share consolidation at a ratio of 1:8 ordinary shares effective on February 28, 2025. Retroactively restated to give effect to a share consolidation at a ratio of 1:5 ordinary shares effective on September 25, 2025.

MOBILE-HEALTH NETWORK SOLUTIONS

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares, Class A		Ordinary shares, Class B		Additional		Accumulated other
	Shares Outstanding*	Par value	Shares Outstanding*	Par value	paid-in capital	Accumulated losses	comprehensive (loss)income	Total
		US$		US$	US$	US$	US$	US$
Balance as of July 1, 2022	421,838	67	301,956	49	14,482,926	(5,939,641)	(107,272)	8,436,129
Ordinary shares buy back (Note 10)	(100,650)	(16)	-	-	(6,848,257)	-	-	(6,848,273)
Issuance of ordinary shares (Note 10)	13,906	2	-	-	862,041	-	-	862,043
Net loss	-	-	-	-	-	(3,213,360)	-	(3,213,360)
Foreign currency translation adjustment	-	-	-	-	-	-	396,262	396,262
Balance as of June 30, 2023	335,094	53	301,956	49	8,496,710	(9,153,001)	288,990	(367,199)
Issuance of ordinary shares from private placement exercise (Note 10)	24,900	4	-	-	1,724,069	-	-	1,724,073
Stock-based compensation	131,800	21	-	-	9,119,743	-	-	9,119,764
Issuance of ordinary shares from public offering exercise (“IPO”)	64,688	10	-	-	9,126,366	-	-	9,126,376
Cashless exercise of common stock warrants	3,855	1	-	-	-	-	-	1
Net loss	-	-	-	-	-	(15,602,792)	-	(15,602,792)
Foreign currency translation adjustment	-	-	-	-	-	-	139,230	139,230
Balance as of June 30, 2024	560,337	89	301,956	49	28,466,888	(24,755,793)	428,220	4,139,453
Issuance of SEPA commitment shares (Note 10)	7,742	1	-	-	99,989	-	-	99,990
Issuance of ordinary shares in relation to the SEPA (Note 10)	148,386	24	-	-	984,035	-	-	984,059
Purchase of shares issued under securities purchase agreement	22,485	4	-	-	199,996	-	-	200,000
Stock-based compensation	-	-	-	-	414,051	-	-	414,051
Shares transfer from class B to class A	10,069	2	(10,069)	(2)	-	-	-	-
Share reverse-split round up	3	-	1	-	-	-	-	-
Net loss	-	-	-	-	-	(3,383,806)	-	(3,383,806)
Foreign currency translation adjustment	-	-	-	-	-	-	163,030	163,030
Balance as of June 30, 2025	749,022	120	291,888	47	30,164,959	(28,139,599)	591,250	2,616,777

The accompanying notes are an integral part of these consolidated financial statements.

*	Retroactively restated to give effect to a share consolidation at a ratio of 1:8 ordinary shares effective on February 28, 2025. Retroactively restated to give effect to a share consolidation at a ratio of 1:5 ordinary shares effective on September 25, 2025.

MOBILE-HEALTH NETWORK SOLUTIONS

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended June 30,
	2025	2024	2023
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(3,383,806)	(15,602,792)	(3,213,360)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	172,018	149,078	94,816
Non cash lease expenses	270,243	184,820	106,076
Intangible assets written off	-	-	2,887
Allowance for expected credit loss	13,609	-	106,450
Write back of allowance for expected credit loss	(8,508)	-	-
Reversal for provision for stock obsolescence	(21,172)	-	-
Provision for stock obsolescence	-	-	20,438
Expenses related to SEPA (Note 10)	99,990	-	-
Stock-based compensation	414,051	9,119,764	-
Change in operating assets and liabilities:
Accounts receivable	(3,034)	(36,751)	(513)
Other current assets	101,401	(32,332)	(210,622)
Inventories	81,251	(17,612)	(92,813)
Accounts payable	(800,352)	312,385	748,515
Accruals and other current liabilities	(1,023,394)	(299,924)	431,812
Operating lease assets and liabilities, net	(271,559)	(182,002)	(105,212)
Income taxes payable	-	-	(137,100)
Net cash used in operating activities	(4,359,262)	(6,405,366)	(2,248,626)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(63,140)	(134,211)	(186,001)
Addition in intangible assets	(2,373,237)	-	-
Net cash used in investing activities	(2,436,377)	(134,211)	(186,001)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares	984,059	10,850,450	843,081
Repurchase of ordinary shares issued	-	-	(6,598,240)
(Repayment) advance of other payables to related parties	(25,042)	31,786	(45,293)
Net cash (used in) provided by financial activities	959,017	10,882,236	(5,800,452)

Effect of exchange rate changes on cash and cash equivalents	163,030	139,230	217,797
Net change in cash and cash equivalents	(5,673,592)	4,481,889	(8,017,282)
Cash and cash equivalents - beginning of year	6,707,695	2,225,806	10,243,088
Cash and cash equivalents - end of year	1,034,103	6,707,695	2,225,806
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	-	-	217,228
Cash refund from income taxes	-	71,532	27,844

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

The Company is headquartered in Singapore.

The consolidated financial statements of the Company include the following entities:

Name	Date of incorporation	Percentage of direct or indirect interests	Place of incorporation	Principal activities
Mobile-Health Network Solutions	28 July 2016		Cayman Islands	Investment holding
Manadr Pte. Ltd.	28 September 2016	100%	Singapore	Providing healthcare services through mobile application and web portals
Mobile Health Pte. Ltd.	2 July 2009	100%	Singapore	Developing IT systems on mobile phone
1 Healthservice Pte. Ltd.	28 September 2016	100%	Singapore	Pharmacies, drug stores and other health services
Mana Aesthetics Pte. Ltd.	October 11, 2017	100%	Singapore	Beauty and other personal care services
Manadr Clinic Pte. Ltd.	March 6, 2023	100%	Singapore	Clinics and other general medical services
Manadr Vietnam Pte. Ltd.	June 29, 2023	100%	Vietnam	Developing IT systems on mobile phone and web portals
Mobile Health Network Solutions Sdn. Bhd.	April 22, 2024	100%	Malaysia	Providing healthcare services through mobile application and web portals
Klinik K Wong Sdn. Bhd.	July 3, 2024	100%(1)	Malaysia	Providing clinic healthcare services
PT Mobile Health Network Solution	August 6, 2024	99.9%(2)	Indonesia	Clinics and other general medical services
Skylink Innovations Pte. Ltd.	November 27, 2024	100%(3)	Singapore	Internet search engines
Medilink Clinic Pte. Ltd.	January 13, 2025	100%(4)	Singapore	Clinics and other general medical services

(1)	On July 3, 2024, Klinik K Wong Sdn. Bhd. had been incorporated and the capital injection was S$28.78 (MYR100).

1	Organization and business overview (continued)

(2)	On August 6, 2024, PT Mobile Health Network Solution had been incorporated and the capital injection was S$842,600 (IDR10,000,000,000).

(3)	On November 27, 2024, Skylink Innovations Pte. Ltd. had been incorporated and the capital injection was S$50,000.

(4)	On January 13, 2025, Medilink Clinic Pte. Ltd. had been incorporated and the capital injection was S$10,000.

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

Foreign currency and translation

The functional currency of Mobile-Health Network Solutions and its Singapore subsidiaries is the Singapore dollar (“S$”). The functional currency of the Vietnam subsidiary of the Company is the Vietnamese đống (“VND”). The functional currency of the Malaysia subsidiary of the Company is the Malaysian Ringgit (“MYR”). The functional currency of the Indonesia subsidiary of the Company is the Indonesian Rupiah (“IDR”). The reporting currency of the Company is the United States dollar (the “US$”).

2	Summary of significant accounting policies (continued)

Foreign currency and translation (continued)

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

The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Equity accounts other than earnings generated in current year are translated into US$ at the appropriate historical rates. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

Going Concern

The accompanying audited condensed consolidated financial statements have been prepared assuming that the Group will continue as a going concern. For the fiscal year ended 30 June 2025, the Group incurred a net loss of US$3,383,806 and negative cash flows from operating activities of US$4,359,262, with a cash balance of US$1,034,103 as of that date. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

To address this uncertainty and support ongoing operations, management has evaluated and initiated several funding and cost mitigation strategies, including:

●	Continuing to utilize the At-the-Market (“ATM”) offering and the Share Equity Purchase Agreement (“SEPA”) entered into in 2025, both of which remain effective

●	Exploring private placements of equity securities with potential investors

●	Implementing cost optimization measures, including the deployment of AI tools to enhance operational efficiency and reduce reliance on human resources

Management has commenced efforts to raise additional equity financing. However, there can be no assurance that such financing will be available on acceptable terms or at all. Failure to obtain sufficient funding may have a material adverse effect on the Group’s business, financial condition, and results of operations. Accordingly, these factors raise substantial doubt about the Group’s ability to continue as a going concern.

While there is no immediate concern regarding liquidation, the uncertainty surrounding future financing and operational cash flows continues to cast doubt on the Group’s ability to meet its obligations as they become due. Management believes that the mitigation plans outlined above, if successfully executed, may alleviate the going concern uncertainty.

The audited consolidated financial statements do not include any adjustments that may be necessary should the Group be unable to continue as a going concern.

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

Other current assets

Other current assets, including deposits, other receivables, income tax receivable and prepayments, are classified based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired.

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

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statement of operations and comprehensive income. Expenditures for maintenance and repairs are charged to expense as incurred, while additions renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives. For the years ended June 30, 2025 and 2024, no impairment of property and equipment was recognized.

2	Summary of significant accounting policies (continued)

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

In accordance with ASC 350-40 (Internal-Use Software), the Company capitalizes qualifying software development costs incurred during the application development stage. Costs related to the preliminary project phase and post-implementation activities are expensed as incurred, while direct costs associated with coding, testing, and deployment are capitalized.

The capitalization policy applies to both internally developed software and acquired software licenses, provided these assets meet the recognition criteria under ASC 350-40. Once development is complete, capitalized software costs are amortized over their estimated useful life, based on the expected economic benefits to the Company. The Company periodically evaluates the recoverability of these assets and assesses potential impairment when indicators suggest that the carrying value may exceed the expected future benefits.

We believe the accounting policies discussed here are critical to understanding our historical and future performance, particularly those that require significant management judgment. For a complete discussion of our other significant accounting policies.

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets (asset groups), including property and equipment, definite-lived intangible assets and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Company recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended June 30, 2025 and 2024, no impairment of long-lived assets was recognized.

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

2	Summary of significant accounting policies (continued)

Leases (continued)

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended June 30, 2025 and 2024, the Company did not have any impairment loss against its operating lease right-of-use assets.

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

2	Summary of significant accounting policies (continued)

Revenue recognition (continued)

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

2	Summary of significant accounting policies (continued)

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

As of June 30, 2025 and 2024, $670,132 and $1,367,708 of the company’s cash held by financial institutions were uninsured respectively.

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

For the year ended June 30, 2025 and 2024, none of the customers accounted more than 10% of the Company’s total sales.

2	Summary of significant accounting policies (continued)

Concentrations and credit risk (continued)

As of June 30, 2025 and 2024, none of the customers amounted more than 10% of the Company’s account receivables.

For the year ended June 30, 2025 and 2024, none of the suppliers accounted more than 10% of the Company’s total purchases.

As of June 30, 2025 and 2024, none of the suppliers accounted more than 10% of the account payable.

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

Awards classified in equity under ASC 718 that may be subject to temporary equity classification include:

i.	Shares with a repurchase feature that the employee can exercise only after the shares have been vested for at least six months, as well as options on such shares.

ii.	Shares that have a contingent repurchase feature that is outside the control of the employee and the entity if it is currently probable that the contingency would not occur. Examples include shares redeemable only on the occurrence of a liquidity event, such as a change of control.

iii.	Options that have a contingent cash-settlement provision not within the employee’s or the entity’s control if it is not currently probable that the contingency would occur.

2	Summary of significant accounting policies (continued)

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

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes for the years ended June 30, 2025 and 2024. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Comprehensive Loss

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) consists of foreign currency translation that have been excluded from the determination of net income (loss).

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed in the same manner as basic EPS, except the number of shares include additional ordinary shares that would have been outstanding if potential ordinary shares with a dilutive effect had been issued. When the Company has a loss, diluted shares are not included as their effect would be anti-dilutive. The Company has no dilutive securities or debt for each of the years end June 30, 2025 and 2024.

2	Summary of significant accounting policies (continued)

Recent Accounting Pronouncements

The Company is an “emerging growth company “ (“EGC “) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act “). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company made the election to delay the adoption of new or revised accounting standards.

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued new guidance to improve comprehensive income disclosures. The guidance requires disaggregation of income statement expense. The guidance will be effective for the Company beginning with annual reporting for fiscal year ending December 31, 2027 and interim periods thereafter. The Company is currently assessing the impact the new guidance will have on its income statement expenses disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and cash flows.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that impact the amounts reported in the consolidated financial statements and accompanying notes.

The Company bases its estimates on historical experience, current business factors, and various other assumptions deemed necessary for determining the carrying values of assets and liabilities, the recognition of revenue and expenses, and the disclosure of contingent assets and liabilities. Given the uncertainties associated with future events, economic and political factors, and changes in the business environment, actual results may differ from these estimates. As new events occur and additional information becomes available, the Company continuously evaluates and updates its accounting estimates in response to evolving operational conditions.

3 Accounts receivable, net

	As of June 30,
	2025	2024
	US$	US$

Accounts receivable	243,957	232,844
Less: allowance for expected credit loss	(134,958)	(121,778)
Total accounts receivable	108,999	111,066

Movements of allowance for expected credit loss are as follows:

	As of June 30,
	2025	2024
	US$	US$

Allowance for expected credit loss, beginning balance	121,778	122,030
Reversal	(8,508)	-
Addition	13,609	-
Exchange difference	8,079	(252)
Total accounts receivable	134,958	121,778

The recoverability is uncertain therefore the receivable amount due from the customer was fully reserved for allowance for expected credit loss.

4 Inventories, net

	As of June 30,
	2025	2024
	US$	US$

Medicines and medical devices	106,415	188,274
Less: Allowance for stock obsolescence	(2,501)	(24,281)
Total inventories, net	103,914	163,993

Movements of allowance for stock obsolescence are as follows:

	As of June 30,
	2025	2024
	US$	US$

Allowance for stock obsolesces, beginning balance	24,281	24,331
Reversal	(21,172)	-
Exchange difference	(608)	(50)
Allowance for stock obsolesces ending balance	2,501	24,281

There are no inventories pledged as security for liabilities.

5 Other assets

	As of June 30,
	2025	2024
	US$	US$
Current
Deposits	66,014	63,067
Prepayments	105,367	108,207
Other receivables	205,910	51,463
Other current assets	377,291	222,737

Non-current
Other receivable	-	55,955

6 Property and equipment, net

	Computer and	Furniture and	Office	Leasehold
	Software	Fittings	Equipment	Improvement	Total
	US$	US$	US$	US$	US$
Cost
At July 1, 2023	65,725	19,109	39,621	231,820	356,275
Addition	26,394	-	18,378	89,439	134,211
Effect of foreign exchange translation	(7,134)	(39)	8,372	(4,410)	(3,211)
At June 30, 2024	84,985	19,070	66,371	316,849	487,275
Addition	5,053	-	22,544	35,543	63,140
Effect of foreign exchange translation	842	1,235	2,298	12,583	16,958
At June 30, 2025	90,880	20,305	91,213	364,975	567,373

Depreciation
At July 1, 2023	34,164	13,500	33,730	96,082	177,476
Addition	17,738	1,213	2,994	75,018	96,963
Effect of foreign exchange translation	(1,644)	(37)	(189)	(1,341)	(3,211)
At June 30, 2024	50,258	14,676	36,535	169,759	271,228
Addition	21,081	3,203	12,486	103,996	140,766
Effect of foreign exchange translation	930	1,068	2,690	12,270	16,958
At June 30, 2025	72,269	18,947	51,711	286,025	428,952

Net book value as at June 30, 2025	18,611	1,358	39,502	78,950	138,421

Net book value as at June 30, 2024	34,727	4,394	29,836	147,090	216,047

6 Property and equipment, net (continued)

Depreciation expenses for the years ended June 30, 2025 and 2024 were US$140,766 and US$96,963 respectively.

7 Intangible assets, net

		MaNaDr APP		Software under
	Patent	Software	Trademarks	Development	Total
	US$	US$	US$	US$	US$
Cost
At July 1, 2023	15,613	603,177	65,209	-	683,999
Addition	-	-	-	-	-
Effect of foreign exchange translation	(32)	(1,244)	(134)	-	(1,410)
At June 30, 2024	15,581	601,933	65,075	-	682,589
Addition	-	-	-	2,373,237	2,373,237
Effect of foreign exchange translation	1,010	39,019	4,217	(86)	44,160
At June 30, 2025	16,591	640,952	69,292	2,373,151	3,099,986

Amortization
At July 1, 2023	15,613	557,906	39,696	-	613,215
Addition	-	45,553	6,562		52,115
Effect of foreign exchange translation	(32)	(1,526)	(135)	-	(1,693)
At June 30, 2024	15,581	601,933	46,123		663,637
Addition	-	24,567	6,685		31,252
Effect of foreign exchange translation	1,010	39,916	3,234	-	44,160
At June 30, 2025	16,591	666,416	56,042		739,049

Net book value as at June 30, 2025	-	(25,464)	13,250	2,373,151	2,360,937

Net book value as at June 30, 2024	-	-	18,952	-	18,952

Amortization expenses for the years ended June 30, 2025 and 2024 were US$31,252 and US$52,115 respectively.

7 Intangible assets, net (continued)

Based on the carrying value of definite-lived intangible assets as of June 30, 2025, the Company estimates its amortization expense for following years will be as follows:

Amortization expense
US$
Years Ended June 30,
2026	130,373
2027	241,090
2028	234,769
2029	234,769
Thereafter	1,519,936
Total amortization expense	2,360,937

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

Incremental rate applied to ROU and lease liabilities calculation refer to the central bank of Singapore.

As of June 30, 2025, the Company subsisted of the following non-cancellable lease contracts.

Description of lease	Lease term
Office premises, Vision exchange #07-08	1 year
Office premises, Vision exchange #07-06/07	1 year
Office premises, Vision exchange #07-04	1 year
Office premises, Icon 4 Tower #243A	1 year
City Gate, Clinic #01-12	1 year
Clinic #46 SS2/67	1 year

(a) Amount recognized in the consolidated balance sheet:

	As of June 30,
	2025	2024
	US$	US$

Right-of-use assets – operating leases	164,861	370,607
Lease liabilities
Current	168,948	240,090
Non-current	-	135,920
	168,948	376,010

8	Leases (continued)

(b) A summary of lease cost recognized in the Company’s consolidated statements of operations is as follows:

	As of June 30,
	2025	2024
	US$	US$
Operating lease cost	279,192	195,674

Other information related to leases in as follows:

	As of June 30,
	2025	2024
	US$	US$

Weighted average remaining lease term (in years)	0.55	1.83

Weighted average discount rate	2.75% - 2.90%	2.90%

As of June 30, 2025, the maturities of the Company’s operating lease liabilities (excluding short-term leases) are as following:

Years ending June 30,	US$
2026	178,413
2027	-
Total future minimum lease payments	178,413
Less imputed interest	(9,465)
Present value of operating lease liabilities	168,948
Less: current portion	(168,948)
Long-term portion	-

9 Accruals and other payables

	As of June 30,
	2025	2024
	US$	US$

Accruals
Staff salaries	48,820	584,932
Professional and consultancy fee	386,762	207,769
GST payables	127,948	285,393
	563,530	1,078,094

The accruals of professional and consultancy fee represent audit fee, Singapore and US legal counsel review fee, market research fee and other professional consultancy related expenses.

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

The Company issued 560,337 (given effect of the First Share Consolidation and Second Share Consolidation) Class A Ordinary Shares and 301,956 (given effect of the First Share Consolidation and Second Share Consolidation) Class B Ordinary Shares as of 30 June 2024.

During the period from August 2023 to January 2024, the Company had issued a total of 24,900 (given effect of the First Share Consolidation and Second Share Consolidation) Class A Ordinary Shares of a nominal or par value of US$0.00016 each (given effect of the First Share Consolidation and Second Share Consolidation) at US$94 (given effect of the First Share Consolidation and Second Share Consolidation) per share to eight investors for a total consideration of US$1,724,073 (S$2,344,843). The Company had received the consideration in full.

In February 2024, the Company issued an aggregate of 131,800 (given effect of the First Share Consolidation and Second Share Consolidation) Class A Ordinary Shares of a nominal or par value of US$0.00016 each (given effect of the First Share Consolidation and Second Share Consolidation), comprising (i) 104,056 (given effect of the First Share Consolidation and Second Share Consolidation) Class A Ordinary Shares of a nominal or par value of US$0.00016 each (given effect of the First Share Consolidation and Second Share Consolidation) issued to 5 advisors of the Company in consideration for services provided to the Company pursuant to various agreements. The Company recorded share-based compensation of US$7,200,064 in its consolidated statements of operations and comprehensive loss; and (ii) 27,744 (given effect of the First Share Consolidation and Second Share Consolidation) Class A Ordinary Shares of a nominal or par value of US$0.00016 each (given effect of the First Share Consolidation and Second Share Consolidation ) issued to certain employees of the Company pursuant to the Incentive Plan. The Company recorded share-based compensation of US$1,919,700 in its consolidated statements of operations and comprehensive loss As of June 30, 2024, there was no outstanding stock options granted under the Incentive Plan.

On February 19, 2024, the Company completed the sub-division of the issued Class A and Class B Ordinary Shares of a nominal or par value of US$0.001 each in the capital of the Company into 250 ordinary shares of a nominal or par value of US$0.00016 each (given effect of the First Share Consolidation and Second Share Consolidation). Before the subdivision, the Company’s ordinary shares issued and outstanding was 78,687 (given effect of the First Share Consolidation and Second Share Consolidation) Class A Ordinary Shares and 48,313 (given effect of the First Share Consolidation and Second Share Consolidation) Class B Ordinary Shares. After the subdivision, the Company’s ordinary shares issued and outstanding was 491,794 (given effect of the First Share Consolidation and Second Share Consolidation) Class A Ordinary Shares and 301,956 (given effect of the First Share Consolidation and Second Share Consolidation) Class B Ordinary Shares.

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

On April 12, 2024, the Company completed its initial public offering in which the Company issued and sold an aggregate of 64,688 (given effect of the First Share Consolidation and Second Share Consolidation) Class A Ordinary Shares of a nominal or par value of US$0.00016 each (given effect of the First Share Consolidation and Second Share Consolidation), which includes 8,438 (given effect of the First Share Consolidation and Second Share Consolidation) Class A Ordinary Shares subject to the over-allotment option being exercised by the Underwriter, at a price of US$160.00 (given effect of the First Share Consolidation and Second Share Consolidation) per Class A Ordinary Shares.

On April 19, 2024, the Underwriter exercised fully its warrants on a cashless basis, pursuant to the underwriting agreement signed on April 12, 2024. The Company issued an aggregate of 3,855 (given effect of the First Share Consolidation and Second Share Consolidation) Class A Ordinary Shares of a nominal or par value of US$0.00016 each (given effect of the First Share Consolidation and Second Share Consolidation) upon the exercise of warrants. There was no outstanding warrant as of June 30, 2024.

10	Shareholders’ Equity (continued)

Ordinary shares (continued)

On February 3, 2025, Shareholders approved the Company undertakes a share consolidation (the “Share Consolidation”) whereby every eight issued and unissued existing Class A Ordinary Shares of a par value of US$0.000004 each of the Company (the “Pre-Consolidation Class A Ordinary Shares”) shall be combined into one Class A Ordinary Share of the Company of a par value of US$0.000032 each (the “Post-Consolidation Class A Ordinary Shares”), with such Post-Consolidation Class A Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Consolidation Class A Ordinary and every eight (8) issued and unissued existing Class B Ordinary Shares of a par value of US$0.000004 each of the Company (the “Pre-Consolidation Class B Ordinary Shares”, together with the Pre-Consolidation Class A Ordinary Shares, the “Pre-Consolidation Ordinary Shares”) shall be combined into one Class B Ordinary Share of the Company of a par value of US$0.000032 each (the “Post-Consolidation Class B Ordinary Shares”, together with the Post-Consolidation Class A Ordinary Shares, the “Post-Consolidation Ordinary Shares”), with such Post-Consolidation Class B Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Consolidation Class B Ordinary Shares, with such Share Consolidation to be effective from 28 February 2025.

On February 28, 2025, the Company effected the Share Consolidation, and as a result, (i) every eight (8) Pre-Consolidation Class A Ordinary Shares were combined into one Post-Consolidation Class A Ordinary Shares, and (ii) every eight (8) Pre-Consolidation Class B Ordinary Shares were combined into one Post-Consolidation Class B Ordinary Share. As a result of the Share Consolidation, the number of outstanding Class A Ordinary Shares were reduced from 22,816,212 Class A Ordinary Shares to approximately 2,852,026.5 Class A Ordinary Shares (subject to rounding up of fractional shares to the nearest whole number).

Upon the opening of business on March 10, 2025, the Company’s Class A Ordinary Shares began trading on the Nasdaq Capital Market (“Nasdaq”) on a post-share combination basis under the current symbol “MNDR”.On May 2, 2025, the Company entered into a Securities Purchase Agreement with Indopacific and Natali Ardianto. pursuant to which the Company agreed to issue and sell an aggregate of 22,485 (given effect of the Second Share Consolidation) Class A Ordinary Shares, valued at US$8.895 (given effect of the Second Share Consolidation) per share, for US$200,000, subject to certain closing conditions.

Standby Equity Subscription Agreement

On February 14, 2025 (the “Effective Date”), Mobile-health Network Solutions. (the “Company”), entered into a standby equity subscription agreement (the “Subscription Agreement”) with YA II PN, Ltd. (“Yorkville”), pursuant to which the Company shall have the right, but not the obligation, to issue to Yorkville, and Yorkville shall have the obligation to subscribe for, Class A ordinary shares in the capital of the Company, par value US$0.000004 per share, (the “ordinary shares”) for an aggregate subscription amount of up to US$10 million (the “Commitment Amount”), at any time during the commitment period of 36 months from the Effective Date, subject to certain conditions.

Each ordinary share to be issued to Yorkville from time to time under the Subscription Agreement will be issued at 97% of the Market Price. “Market Price” is defined as the lowest of the daily VWAPs of the Ordinary Shares during the relevant Pricing Period, other than the daily VWAP on any Excluded Days (as defined below).

10	Shareholders’ Equity (continued)

Standby Equity Subscription Agreement (continued)

With respect to each Advance Notice, the Company may notify Yorkville of the Minimum Acceptable Price with respect to such Advance by indicating a Minimum Acceptable Price on such Advance Notice. If no Minimum Acceptable Price is specified in an Advance Notice, then no Minimum Acceptable Price shall be in effect in connection with such Advance. Each Trading Day during a Pricing Period for which (A) with respect to each Advance Notice with a Minimum Acceptable Price, the VWAP of the Ordinary Shares is below the Minimum Acceptable Price in effect with respect to such Advance Notice, or (B) there is no VWAP (each such day, an “Excluded Day”), shall result in an automatic reduction to the number of Advance Shares set forth in such Advance Notice by one third (1/3) (the resulting amount of each Advance being the “Adjusted Advance Amount”), and each Excluded Day shall be excluded from the Pricing Period for purposes of determining the Market Price. The total Advance Shares in respect of each Advance with any Excluded Day(s) (after reductions have been made to arrive at the Adjusted Advance Amount) shall be automatically increased by such number of Ordinary Shares (the “Additional Shares”) equal to the greater of (a) the number of Ordinary Shares sold by Yorkville on such Excluded Day(s), if any, or (b) such number of Ordinary Shares elected to be subscribed for by Yorkville, and the subscription price per share for each Additional Share shall be equal to the Minimum Acceptable Price in effect with respect to such Advance Notice multiplied by 97%, provided that this increase shall not cause the total Advance Shares to exceed the amount set forth in the applicable Advance Notice or any limitations set forth in Section 2.01(c) of the agreement.

The Advances are subject to certain limitations, including that Yorkville shall not be obligated to subscribe for or acquire, and shall not subscribe for or acquire, any ordinary shares which, when aggregated with all other ordinary shares acquired by Yorkville under the Subscription Agreement, would result in it beneficially owning more than 9.99% of the ordinary shares then issued at the time of an Advance (the “Ownership Limitation”) or acquiring since the Effective Date under the Subscription Agreement more than 19.99% of the ordinary shares as of the Effective Date (the “Exchange Cap”). The Exchange Cap will not apply under certain circumstances, including, where the Company has obtained shareholder approval for issuances of ordinary shares in excess of the Exchange Cap in accordance with the rules of Nasdaq or such issuances do not require shareholder approval under Nasdaq’s “minimum price rule.”

In connection with entry into the Subscription Agreement, the Company agreed to pay Yorkville a structuring fee in the amount of US$25,000. In addition, as consideration for Yorkville’s subscription commitment, the Company will pay a commitment fee (the “Commitment Fee”) in an amount equal to 1.00% of US$10,000,000 of Ordinary Shares (the “Commitment Amount”). As of June 30, 2025, the Company issued a total of 7,742 Commitment Share (given effect of the Second Share Consolidation). The Commitment Shares and structuring fee were recorded as expense in “Selling, general and administrative”, in amounts of US$99,990 and US$25,000, respectively.

The Company evaluated the contract that includes the right to require Yorkville to purchase ordinary shares in the future (“put right”) considering the guidance in ASC 815-40, “Derivatives and Hedging — Contracts on an Entity’s Own Equity” and concluded that it is an equity-linked contract that does not qualify for equity classification, and therefore requires fair value accounting, and thus meets the definition of a derivative liability. Accordingly, the put right will be measured at fair value at each reporting period, and changes in its fair value will be recognized in the statement of comprehensive loss. The put right is measured under level 2 of the Fair Value hierarchy. The Company analyzed the terms of the freestanding put right and concluded that it has an immaterial value as of June 30, 2025.

As of June 30, 2025, the Company had issued an aggregate of 156,128 (given effect of the Second Share Consolidation) Class A Ordinary Shares. This includes 7,742 (given effect of the Second Share Consolidation) Class A Ordinary Shares issued on March 3, 2025 as a commitment fee, representing 1% of US$10 million worth of Ordinary Shares. Through the Subscription Agreement, the Company successfully raised gross proceeds of $984,053 during the reporting period. The Subscription Agreement provides the Company with the right, subject to certain conditions, to issue and sell up to US$10 million of Class A Ordinary Shares to the Selling Shareholder over a 36-month commitment period ending February 14, 2028.

11 Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of June 30, 2025, 2024 and 2023:

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

The Company provided services to Manadr Medical Holdings Pte. Ltd. amounting to $470,025, $381,354 and $401,253 for the year ended June 30, 2025, 2024 and 2023, respectively. At the same time, the Company received goods and services from Manadr Medical Holdings Pte. Ltd. amounting to $405,494, $90,415 and $99,817 for the year ended June 30, 2025, 2024 and 2023, respectively. The receivables balance due from Manadr Medical Holdings Pte. Ltd. were $147,312, $77,031 as of June 30, 2025 and 2024 respectively. The payable balance due to Manadr Medical Holdings Pte. Ltd. were $63,004 and $14,969 as of June 30, 2025 and 2024, respectively. The credit term is 30 days.

The Company provided services to Kim JL Healthcare Pte. Ltd. amounting to $16,290, $37,058 and $31,077 for the year ended June 30, 2025, 2024 and 2023 respectively. At the same time, the Company received goods and services from Kim JL Healthcare Pte. Ltd. amounting to $2,166, $77 and $46 for the year ended June 30, 2025, 2024 and 2023, respectively. The receivables balance due from Kim JL Healthcare Pte. Ltd. were $10,319 and $6,025 as of June 30, 2025 and 2024 respectively. The payable balance due to Kim JL Healthcare Pte. Ltd. were $877 and $414 as of June 30, 2025 and 2024 respectively. The credit term is 30 days.

The Company provided services to EC Family Clinic Pte. Ltd. amounting to $5,930, $5,132 and $2,589 for the year ended June 30, 2025, 2024 and 2023, respectively. The receivables balance due from EC Family Clinic Pte. Ltd. were $1,793 and $507 as of June 30, 2025 and 2024 respectively. The payable balance due to EC Family Clinic Pte. Ltd. Were $221 and $73 as of June 30, 2025 and 2024 respectively. The credit term is 30 days.

The Company received goods and services from Rachel Teoh Pui Pui amounting to $8,354, $1,431 and $ 2,798 for the year ended June 30, 2025, 2024 and 2023, respectively. The payable balance to Rachel Teoh Pui Pui were $798 and $234 as of June 30, 2025 and 2024 respectively. Such balance is interest free, unsecured, and due on demand.

The Company received goods and services from Siaw Tung Yeng amounting to $46,750, $34,333 and $28,564 for the year ended June 30, 2025, 2024 and 2023 respectively. The payable balance to Siaw Tung Yeng were $140,862 and $516,946 as of June 30, 2025 and 2024 respectively. Such balance is interest free, unsecured, and due on demand. As of the date the financial statements were available to be issued, the Company did not make any payment.

12 Segment Reporting

Based on management’s assessment, the Company has determined that it has two operating segments as follows:

1)	Telemedicine and other services
2)	Sale of medicine and medical devices

	As of June 30,
	2025	2024	2023
	US$	US$	US$

Telemedicine and other services	6,800,287	12,857,688	6,898,166
Sale of medicine and medical devices	846,452	1,110,847	976,720
Total revenue	7,646,739	13,968,535	7,874,886

Telemedicine and other services	5,630,553	10,487,767	5,948,232
Sale of medicine and medical services	736,068	942,395	831,660
Total cost of revenue	6,366,621	11,430,162	6,779,892

The following tables present summary information by segment for the years ended June 30, 2025, 2024 and 2023, respectively:

	Years Ended June 30, 2025
	Telemedicine and other services	Sale of medicine and medical devices	Consolidated totals
	US$	US$	US$

Revenue	6,800,287	846,452	7,646,739
Gross profit	1,169,734	110,384	1,280,118
Loss before income tax expense	(3,132,486)	(251,320)	(3,383,806)
Net loss	(3,132,486)	(251,320)	(3,383,806)

Total reportable assets	4,104,014	343,936	4,447,950

12	Segment Reporting (continued)

	Years Ended June 30, 2024
	Telemedicine and other services	Sale of medicine and medical devices	Consolidated totals
	US$	US$	US$

Revenue	12,857,688	1,110,847	13,968,535
Gross profit	2,369,921	168,452	2,538,373
Loss before income tax expense	(15,357,637)	(264,349)	(15,621,986)
Net loss	(15,338,443)	(264,349)	(15,602,792)

Total reportable assets	7,328,740	621,875	7,950,615

	Years Ended June 30, 2023
	Telemedicine services	Sale of medicine and medical devices	Consolidated totals
	US$	US$	US$

Revenue	6,898,166	976,720	7,874,886
Gross profit	949,934	145,060	1,094,994
Loss before income tax expense	(2,965,165)	(248,195)	(3,213,360)
Net loss	(2,965,165)	(248,195)	(3,213,360)

Total reportable assets	3,121,643	320,896	3,442,539

13 Salaries and benefits

The following table presents the Group’s employee welfare benefits expenses:

	Years Ended June 30,
	2025	2024	2023
	US$	US$	US$

Wages and salaries	950,569	3,328,319	1,987,615
Benefits	362,789	446,045	227,566
Pensions-defined contribution	256,411	271,328	174,711
	1,569,769	4,045,692	2,389,892

14 Taxes

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

Vietnam

The Vietnam subsidiary is incorporated in Vietnam and is subject to Vietnam Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Vietnam tax laws. The applicable tax rate is 20% in Vietnam.

Malaysia

The Malaysia subsidiaries are incorporated in Malaysia and are subject to Malaysia Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Malaysia tax laws. The applicable tax rate is 24% in Malaysia.

Indonesia

The Indonesia subsidiary is incorporated in Indonesia and is subject to Indonesia Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Indonesia tax laws. The applicable tax rate is 22% in Indonesia.

Significant components of the provision for income taxes are as follows:

	Years Ended June 30,
	2025	2024	2023
	US$	US$	US$
Income tax credit is comprised of the following:
Current	-	(19,194)	-
Total income tax credit	-	(19,194)	-

14	Taxes (continued)

A reconciliation between the Company’s actual provision for income tax and the provision at the Singapore statutory rate was as follows:

	Years Ended June 30,
	2025	2024	2023
	US$	US$	US$

Loss before tax	(3,383,806)	(15,621,986)	(3,213,360)

Loss tax expense computed at statutory rate	(17.0%)	(17.0%)	(17.0%)
Reconciling items:
Non-deductible expenses	2.9%	22.2%	4.7%
Income not subject to tax	(0.0%)	(0.1%)	(0.3%)
Underprovision in respect of prior years	0.0%	0.0%	0.0%
Utilization of previously unrecognized tax losses	0.0%	0.0%	0.0%
Deferred tax assets not recognised	14.1%	(5.1%)	12.6%
Others	0.0%	0.0%	0.0%
Effective tax rate	0.0%	0.0%	0.0%

Deferred tax assets

In assessing the realizability of deferred tax assets, the Company only consider to the extent that it is probable that future taxable profits will be available against which the Company can utilize the benefits. After consideration of all the information available, the Company has recorded a full valuation allowance against its deferred tax assets as of June 30, 2025, 2024 and 2023, respectively, because the Company has determined that is it more likely than not that these assets will not be fully realized due to continuous net operating losses incurred in those geographic areas.

15 Share-based compensation

	Years Ended June 30,
	2025	2024	2023
	US$	US$	US$

Share-based compensation	414,051	9,119,764	-

In March 2023, the Company has established the Employee Incentive Plan (the “Plan”) pursuant to which the right to subscribe for Class A Ordinary Shares may be granted to employees, advisors, directors, and consultants of the Company, who meet the eligibility criteria in accordance with the rules of the Plan. The Plan will subsist from March 2023 till the date of the listing of the Company on a securities exchange or till the date on which the Plan is terminated by the Employee Incentive Plan Committee of the Company, whichever is earlier.

15	Share-based compensation (continued)

Shares Options

In August and December 2023, the Company granted a total of 27,744 (given effect of the First Share Consolidation and Second Share Consolidation) Option Shares to certain employees under the Plan. In February 2024, the Option Shares were vested and exercised, the Company issued 27,744 Shares (given effect of the First Share Consolidation and Second Share Consolidation) Class A Ordinary of a nominal or par value of US$0.00016 each (given effect of the First Share Consolidation and Second Share Consolidation) to the employees of the Company pursuant to the Plan.

In June 2025, the Company granted the 8,000 (given effect of the Second Share Consolidation) Option Shares under the Plan and the stock options have an exercise price of US$6.90 (given effect of the Second Share Consolidation) per share.

In June 2025, the Company granted a total of 18,640 (given effect of the Second Share Consolidation) Option Shares to certain employees under the Plan. In addition, the options may be exercised upon the third anniversary from the grant date.

A summary of the share options activities for the years ended June 30, 2025 and 2024 is presented below:

		Weighted
	Number of	average grant
	shares	date fair value
Outstanding as of June 30, 2023	-	-
Granted	27,444	69.19
Exercised	(27,444)	69.19
Outstanding as of July 1, 2024	-	-
Granted	26,640	6.34
Exercised	-	-
Outstanding as of Jun 30, 2025	26,640	6.34
Vested and exercisable as of June 30, 2025	1,332	6.75
Expected to vest as of June 30, 2025	26,640	6.34

The fair value of the Class A Ordinary Shares issued to employees was measured using the Black-Scholes method. A summary of the measurement of the fair value and inputs at grant date is as follows:

	Years Ended June 30,
	2025	2024
Fair value at grant date (weighted average)	US$5.25	US$13.92
Exercise price at grant date (weighted average)	US$6.50	US$0.032
Expected volatility (weighted average)	144%	61.80%
Expected terms (years) (weighted average)	7	4
Expected dividend (weighted average)	-	-
Risk-free interest rate (weighted average)	4.33%	4.50%

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

During the year ended June 30, 2025 and 2024, the Company recognized share-based compensation of US$8,987 and US$1,919,700 respectively in the consolidated statements of operations and comprehensive loss. As of June 30, 2025 and 2024, there was US$159,917 and nil of unrecognized compensation expense related to unvested share options, which is expected to be recognized over a weighted average period of 2.86 years.

15	Share-based compensation (continued)

Share-based compensation to non-employees

In February 2024, the Company issued 520,281 (given effect of the First Share Consolidation and Second Share Consolidation) Class A Ordinary Shares issued to certain advisors of the Company in consideration for the past services to the Company in connection with the listing and business developments.

The fair value of the Class A Ordinary Shares issued to advisors was measured using probability-weighted-average method. The weighted average fair value of the Class A Ordinary Shares issued to advisors during the year ended was S$18.80 per share (given effect of the First Share Consolidation and Second Share Consolidation).

During the year ended June 30, 2024, the Company recognized share-based compensation of $7,200,064 in the consolidated statements of operations and comprehensive loss.

Restricted share units

In June 2025, the Company granted a total of 66,404 (given effect of the Second Share Consolidation) Restricted Shares to certain employees under the Plan. The Company is intended to align employee incentives with shareholder interests, attract and retain qualified personnel, and support long-term value creation. The fair value of restricted share units is based on the fair market value of the underlying ordinary shares on the date of grant.

The following table summarized the Company’s restricted share unit activities during the year ended June 30, 2025:

		Weighted
	Number of	average grant
	shares	date fair value
Unvested as of Jul 1, 2024	-	-
Granted	66,404	6.10
Vested	66,404	6.10
Unvested as of Jun 30, 2025	-	-

As of June 30, 2025, a total of 66,404 (given effect of the Second Share Consolidation) Class A Ordinary Shares had been granted and vested under the 2025 ESOS at an exercise price of US$6.10 (given effect of the Second Share Consolidation) per share.

During the year ended June 30, 2025, the Company recognised share-based compensation of US$405,064 for restricted shares in the consolidated statements of operations and comprehensive loss. As of June 30, 2025, there was no outstanding unvested restricted shares under the Plan.

16 Basic and diluted loss per share

As the Group incurred losses for the years ended June 30, 2025, 2024 and 2023, the potential ordinary shares including unvested shares of 25,308 (given effect of the Second Share Consolidation), nil and nil were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company.

The table below presents the computation of basic and diluted net loss per shares for the years ended June 30, 2025, 2024 and 2023:

	Years Ended June 30,
	2025	2024	2023

Numerator:
Net loss for the period attributable to shareholders	(3,383,806)	(15,602,792)	(3,213,360)
Denominator:
Weighted-average number of ordinary shares, basic	885,796	862,293	637,050
Net loss per share attributable to shareholders, basic	(3.82)	(18.09)	(5.04)

17 Contingencies and commitment

Operating lease:

The company entered into lease agreements to rent the office premises for its own use. The office lease agreements included Vision exchange office unit #07-04, #07-06, #07-07 and #07-08 in Singapore and Icon 4 Tower office #234A in Vietnam. The company also entered into lease agreements to rent one clinic and pharmacy each for business operation purpose. The monthly lease fee for all these premises are approximately equivalent to $21,000, and the tenancy periods range about 1 year. The company accounted for the lease arrangements under operating leases.

18 Subsequent events

At The Market (ATM) Agreement

On July 15, 2025, the Company entered into a sales agreement with A.G.P./Alliance Global (the “Agent”), pursuant to which the Company may sell from time to time, at its option, the Company’s Class A ordinary shares, par value US$0.000032 per share through or to the Agent, as sales agent or principal. In accordance with the terms of the Sales Agreement, under the prospectus, the Company may offer and sell its Class A Ordinary Shares having an aggregate offering price of up to $300,000,000 from time to time through or to the Agent. The sale, if any, of the Class A Ordinary Shares under the Sales Agreement will be made by any method permitted that is deemed to be an “at-the-market” equity offering as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, including sales made directly on the Nasdaq Capital Market or any other trading market for the Class A Ordinary Shares. Subject to the terms and conditions of the Sales Agreement, the Agent will use commercially reasonable efforts to sell the Class A Ordinary Shares from time to time, based on the Company’s instructions. The compensation payable to the Agent as sales agent shall be 3.0% of the gross proceeds from each sale of the shares through or to the Agent pursuant to the Sales Agreement. In addition, the Company will reimburse the Agent for certain out-of-pocket costs and expenses incurred in connection with the Sales Agreement in an amount not to exceed $40,000 and up to an additional $20,000 per fiscal year for maintenance, and the Company has agreed in the Sales Agreement to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the Securities Act.

18	Subsequent events (continued)

Security Purchase Agreement

As previously disclosed on the May 2025 Form 6-K, (a) on April 4, 2025, the Company and Indopacific Health Investment Corporation Pte. Ltd. (“Indopacific”) executed a non-binding term sheet (“Term Sheet”) for the acquisition of Indopacific through a share exchange; and (b) to effect the Interim Financing contemplated under the Term Sheet, the Company entered into a securities purchase agreement with Indopacific and Natali Ardianto on May 2, 2025, pursuant to which the Company has issued and sold an aggregate of 22,485 class A ordinary shares for $200,000. As part of the same series of transactions contemplated under the Term Sheet, on September 10, 2025, the Company and Indopacific entered into an additional securities purchase agreement (the “Second SPA”), pursuant to which the Company agreed to issue and sell an aggregate of 100,000 class A ordinary shares (the “Consideration Shares”), valued at $9.00 per share, for $900,000. Pursuant to the Second SPA, 50% of the Consideration Shares will be subject to a 180 days lock-up period, and the remaining 50% of the Consideration Shares will be subject to a 360 days lock-up period. The closing of the sale and purchase of the Consideration Shares is conditioned upon, among other things, the Consideration Shares having been approved and designated for quotation or listed on the Nasdaq Capital Market. The Second SPA contained customary representations and warranties of the Company and Indopacific. As of the date of this report, the parties have not yet entered into a definitive agreement for the Share Exchange. The Company will make a further announcement once a definitive agreement has been executed.

Except as noted below, the Company has assessed all events of transactions that occurred after June 30, 2025 through the date that these consolidated financial statements are available to be issued and other than the following, there are no further material subsequent events that require disclosure in these consolidated financial statements.

Reverse Split

The Company’s Extraordinary General Meeting held on September 11, 2025, the Company’s shareholders approved (i) the 1-for-5 reverse stock split of all of its issued and outstanding, and authorized but unissued, ordinary shares (the “Reverse Stock Split”) and (ii) the Amended and Restated Memorandum and Articles of Association of the Company (the “Memorandum Amendment”) to reflect the Reverse Stock Split. On September 23, 2025, the Company’s Board of Directors, acting pursuant to the approval by the Company’s shareholders, filed the Memorandum Amendment by sending notice to the Registrar of Companies of the Cayman Islands. Pursuant to the Memorandum Amendment, the authorized share capital remains $50,000 and is now divided into 312,500,000 ordinary shares, and the par value of the ordinary shares has increased from $0.000032 per share to $0.00016 per share. As a result of the Reverse Stock Split, every five issued and outstanding ordinary shares were combined into one issued and outstanding ordinary share. Shareholders will not receive fractional shares; instead, the Company shall receive one ordinary share in lieu of any fractional shares. The Reverse Stock Split became effective at 12:01 a.m. Eastern Time on September 25, 2025, and the Company’s ordinary shares began trading on a Reverse Stock Split-adjusted basis on the Nasdaq Capital Market under the existing ticker symbol “MNDR” at the market open on September 25, 2025. After the Reverse Stock Split, the trading symbol for the Company’s ordinary shares will continue to be “MNDR.” The new CUSIP number for the Company’s ordinary shares is G62264 125.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (adopted with effect from September 23, 2025 by a Special Resolution passed on September 11, 2025) (1)
2.1	Specimen Share Certificate(5)
2.2	Description of Securities (incorporated herein by reference to the section titled “Description of Share Capital” in the Registrant’s registration statement on Form F-1 (File No. 333-277254)), originally filed with the Securities and Exchange Commission on February 22, 2024, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on March 25, 2024)
4.1	2023 Employee Incentive Plan (2)
4.2*	Amendment to Mobile-health Network Solutions 2023 Employee Incentive Plan (4).
4.3*	2025 Employee Incentive Plan (8)
4.4	Partnership Agreement between Manadr Pte Ltd and five other clinics (2)
4.5	Medical Service Agreement, dated April 5, 2023(2)
10.1	Standby Equity Subscription Agreement dated February 14, 2025(6)
10.2	Securities Purchase Agreement dated May 2, 2025(7)
11.1	Code of Business Conduct and Ethics of the Registrant(2)
12.1**	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
19.1	Insider Trading Policy(4)
21.1	List of subsidiaries of the Registrant(4)
23.1*	Consent of JWF Assurance PAC
23.2*	Consent of Simon & Edward, LLP
97.1	Clawback Policy(4)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

(1)	Incorporated herein by reference to Exhibit 99.3 to our Current Report on Form 6-K (File No. 001-41990), as amended, filed with the SEC on August 25, 2025
(2)	Incorporated herein by reference to Amendment No. 2 to our Registration Statement on Form F-3 (File No. 333-2772543), as amended, initially filed with the SEC on February 22, 2024.
(3)	Incorporated herein by reference to Exhibit 99.1 on Form 6-K (File No. 001-41990), filed with the SEC on September 20, 2024, as amended to give effect to the First Share Consolidation and Second Share Consolidation.
(4)	Incorporated herein by reference to our Form 20-F (File No. 001-41990), filed with the SEC on October 23, 2024
(5)	Incorporated herein by reference to Exhibit 4.1 to our Registration Statement on Form F-3 (File No. 333-288693), filed with the SEC on July 17, 2025
(6)	Incorporated herein by reference to Exhibit 99.1 to our Current Report on Form 6-K (File No. 001-41990), filed with the SEC on February 19, 2025
(7)	Incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 6-K (File No. 001-41990), filed with the SEC on May 5, 2025
(8)	Incorporated herein by reference to Exhibit 99.1 to our Registration Statement on Form S-8 (File No. 333-287827), filed with the SEC on June 6, 2025, as amended to give effect to the First Share Consolidation and Second Share Consolidation

94

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MOBILE-HEALTH NETWORK SOLUTIONS

	By:	/s/ Siaw Tung Yeng
Siaw Tung Yeng
Co-Chief Executive Officer and Director
(Principal Executive Officer)

Date: October 31, 2025

95