Form 20-F/A
period 2025-06-30
Mobile-health Network Solutions
filed 2026-04-09
CIK 1976695

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Amendment No. 1)

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

We are filing this Amendment No. 1 (this “Amendment No. 1”) to our Annual Report on Form 20-F (the “Original Filing”) for the sole purpose of amending Item 18 of the Original Filing to amend the auditor’s opinion located on page F-2 of this Amendment No. 1. For clarity, the audited financial statements as of and for the fiscal years ended June 30, 2025, 2024, and 2023 included in this Amendment No. 1 are unchanged from the audited financial statements included in the Original Filing.

In addition, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the certifications pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 have been re-executed as of the date of, and are re-filed as part of, this Amendment No. 1 as Exhibits 12.1, 12.2, 13.1 and 13.2.

Other than expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend or restate any other information contained in the Original Filing nor does this Amendment No. 1 reflect any events that have occurred after the Original Filing was filed.

2

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Mobile-health Network Solutions, and its operating entities are included at the end of this annual report.

3

MOBILE-HEALTH NETWORK SOLUTIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mobile-Health Network Solutions

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mobile-Health Network Solutions and its subsidiaries (collectively, the “Company”) as of June 30, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years ended June 30, 2025 and 2024 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for the years ended June 30, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Amended and Restated Memorandum and Articles of Association of the Registrant (adopted with effect from September 23, 2025 by a Special Resolution passed on September 11, 2025) (1)
2.1*	Specimen Share Certificate(5)
2.2	Description of Securities (incorporated herein by reference to the section titled “Description of Share Capital” in the Registrant’s registration statement on Form F-1 (File No. 333-277254)), originally filed with the Securities and Exchange Commission on February 22, 2024, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on March 25, 2024)
4.1*	2023 Employee Incentive Plan (2)
4.2*	Amendment to Mobile-health Network Solutions 2023 Employee Incentive Plan (4).
4.3*	2025 Employee Incentive Plan (8)
4.4*	Partnership Agreement between Manadr Pte Ltd and five other clinics (2)
4.5*	Medical Service Agreement, dated April 5, 2023(2)
10.1*	Standby Equity Subscription Agreement dated February 14, 2025(6)
10.2*	Securities Purchase Agreement dated May 2, 2025(7)
11.1*	Code of Business Conduct and Ethics of the Registrant(2)
12.1**	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
19.1*	Insider Trading Policy(4)
21.1*	List of subsidiaries of the Registrant(4)
23.1**	Consent of JWF Assurance PAC
23.2*	Consent of Simon & Edward, LLP
97.1*	Clawback Policy(4)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Previously filed or furnished with the Original Filing
**	Filed or furnished with this Amendment No. 1

(1)	Incorporated herein by reference to Exhibit 99.3 to our Current Report on Form 6-K (File No. 001-41990), as amended, filed with the SEC on August 25, 2025
(2)	Incorporated herein by reference to Amendment No. 2 to our Registration Statement on Form F-3 (File No. 333-2772543), as amended, initially filed with the SEC on February 22, 2024.
(3)	Incorporated herein by reference to Exhibit 99.1 on Form 6-K (File No. 001-41990), filed with the SEC on September 20, 2024, as amended to give effect to the First Share Consolidation and Second Share Consolidation.
(4)	Incorporated herein by reference to our Form 20-F (File No. 001-41990), filed with the SEC on October 23, 2024
(5)	Incorporated herein by reference to Exhibit 4.1 to our Registration Statement on Form F-3 (File No. 333-288693), filed with the SEC on July 17, 2025
(6)	Incorporated herein by reference to Exhibit 99.1 to our Current Report on Form 6-K (File No. 001-41990), filed with the SEC on February 19, 2025
(7)	Incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 6-K (File No. 001-41990), filed with the SEC on May 5, 2025
(8)	Incorporated herein by reference to Exhibit 99.1 to our Registration Statement on Form S-8 (File No. 333-287827), filed with the SEC on June 6, 2025, as amended to give effect to the First Share Consolidation and Second Share Consolidation

4

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MOBILE-HEALTH NETWORK SOLUTIONS

	By:	/s/ Siaw Tung Yeng
Siaw Tung Yeng
Co-Chief Executive Officer and Director
(Principal Executive Officer)

Date: April 9, 2026

5