Form 20-F
period 2026-06-30
Mobile-health Network Solutions
filed 2026-10-30
CIK 1976695

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

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

2 Venture Drive, #07-08 Vision Exchange

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

An aggregate of 1,079,569 Class A ordinary shares, par value of US$0.00096 per share and 305,947 Class B ordinary shares, par value of US$0.00096 per share as of June 30, 2026.

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

INTRODUCTION

In this annual report on Form 20-F (the “Annual Report”), unless the context otherwise requires, references to:

●	“AI” means artificial intelligence;

●	“APAC” means Asia-Pacific;

●	“ART” means antigen rapid test;

●	“AWS” means Amazon Web Services;

●	“B2B” means business-to-business;

●	“B2C” means business-to-consumer;

●	“CAGR” means compound annual growth rate;

●	“CEO” means chief executive officer;

●	“COO” means chief operating officer;

●	“Class A Ordinary Shares” refer to our Class A ordinary shares in the capital of the Company of a nominal or par value of US$0.00096 each designated as Class A Ordinary Shares, and having the rights provided for in our amended and restated memorandum and articles of association adopted with effect from June 22, 2026 by a special resolution passed on June 8, 2026;

●

“Class B Ordinary Shares” refer to our Class B ordinary shares in the capital of the Company of a nominal or par value of US$0.00096 each designated as Class B Ordinary Shares, and having the rights provided for in our amended and restated memorandum and articles of association adopted with effect from June 22, 2026 by a special resolution passed on June 8, 2026;

●	“Class C Ordinary Shares” refer to our Class C ordinary shares in the capital of the Company of a nominal or par value of US$0.00096 each designated as Class C Ordinary Shares, and having the rights provided for in our amended and restated memorandum and articles of association adopted with effect from June 22, 2026 by a special resolution passed on June 8, 2026 ;

●	“COVID-19” means Coronavirus disease 2019, a contagious respiratory disease caused by the virus SARS-CoV-2;

●	“Directors” means the directors of our Company as at the date of this Annual Report;

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended;

●	“GDP” means gross domestic product;

●	“GP” means general practitioner;

●	“H5N1” means Influenza A virus subtype H5N1, a subtype of the influenza A virus;

●	“IT” means information technology;

●	“MAU” means monthly active users;

●	“Mobile-health Network Solutions”, “we”, “us”, “our company” and “our” refer to Mobile-health Network Solutions, a Cayman Islands company, its consolidated subsidiaries, and its consolidated affiliated entities;

●	“MPU” means monthly paying users;

●	“Ordinary Shares” refers to our Class A Ordinary Shares and Class B Ordinary Shares collectively;

●	“OTC” means over-the-counter;

●	“PCR” means polymerase chain reaction;

●	“ROU” means right-of-use;

●	“SEC” or “Securities and Exchange Commission” means the United States Securities and Exchange Commission;

●	“Singapore” refers to the Republic of Singapore;

●	“S$” or “SGD” refer to Singapore dollar(s), the legal currency of Singapore;

●	“U.S.” means the United States;

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to United States dollar(s), the legal currency of the United States; and

●	“VND” means Vietnamese dong, the legal currency of Vietnam.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended June 30, 2026, 2025 and 2024. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars.

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

This annual report contains translations of certain S$ and VND amounts into US$ amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, the following exchange rates are used in this annual report:

	June 30,
US$ Exchange Rate	2026	2025	2024
Year ended S$: US$ exchange rate	0.7726	0.7838	0.7361
Annual average S$: US$ exchange rate	0.7780	0.7562	0.7422

Year ended VND: US$ exchange rate	0.00003801	0.00003833	0.000039
Annual average VND: US$ exchange rate	0.00003807	0.00003933	0.000041

Year ended MYR: US$ exchange rate	0.246	0.237	-
Annual average MYR: US$ exchange rate	0.245	0.229	-

Year ended IDR: US$ exchange rate	0.00005587	0.00006159	-
Annual average IDR: US$ exchange rate	0.00005908	0.00006212	-

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

We have developed an AI-powered comprehensive ecosystem that connects users with our healthcare solutions. We have been building our brand name and reputation for our ecosystem as we believe that our ability to maintain users’ trust in our MaNaDr ecosystem is critical to our success in the rapidly expanding telehealth solutions market in Singapore. Our ability to maintain users’ trust in the services and product offerings on our MaNaDr platform is primarily affected by the following factors:

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

The integration of Generative AI on our platform holds the promise of transforming patient care and improving the efficiency of medical services. However, with this potential comes significant risks that needs to be addressed to ensure safe and effective use. Generative AI in our Platform will rely on large volume of patient data to work effectively. This increases the risk of data breaches or unauthorized access, putting sensitive patient clinical records at risk. AI models may also reflect biases present in the data that are trained on, leading to disparities in care. In addition to this, Generative AI can also produce incorrect or misleading output if AI generated suggestions are not properly reviewed by medical professionals, potentially leading to adverse outcome for patients. The evolving regulatory landscape is another challenge. As the use of AI in our platform grows, regulations are still catching up, creating uncertainty for our company. Navigating this uncertain environment can delay the deployment of AI solutions and make compliance a moving target. Lastly, the use of AI in sensitive areas, such as mental health, requires a careful approach to avoid any unintended negative impact on patient well-being.

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

As part of our services, we may have access to electronic medical data of patients. There are a number of laws and regulations protecting the confidentiality and privacy of certain patient health information in Singapore, including patient records, and restricting the use and disclosure of that protected information. In particular, the Personal Data Protection Commission (the “PDPC”) and the U.S. Department of Health and Human Services promulgated patient privacy and security laws and regulations under Personal Data Protection Act 2012 of Singapore (the “PDPA”) and Healthcare Services Act 2020 of Singapore (“HCSA”) and Health Insurance Portability and Accountability Act (the “HIPAA”), respectively. These privacy and security rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting most use and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. We may face difficulties in holding such information in compliance with applicable law. If we are found to be in violation of the privacy and security rules under and the PDPA, the HCSA and the HIPAA, we could be subject to civil or criminal penalties, which could increase our liabilities, harm our reputation and have a material adverse effect on our business, financial condition and results of operations.

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

We have limited or no control over our suppliers and the quality of products supplied to us and if such products are not manufactured in accordance with the applicable quality standards, our business and reputation could be materially and adversely affected

The manufacturing processes for pharmaceutical products are required to meet good manufacturing practice and/or other applicable quality standards. We source all of our products from third party suppliers, including brand principals and wholesalers. We have limited or no control over the operations of such third-party suppliers and the quality of the products which they supply to us, and there cannot be any assurance that such products will be free of defects and meet the applicable quality standards. From time to time, the pharmaceutical products that we market have been subject to recalls by the manufacturers. While such recalls did not have a material adverse impact on our business, financial condition, results of operations and prospects for the years ended June 30, 2026 and 2025, there cannot be any assurance that future recalls, if any, will not have such an impact.

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

As at June 30, 2026, we had not encountered any incidents in relation to the foregoing that have materially and adversely affected our business, financial condition, results of operations and prospects, but this is no assurance that any such incidents will not occur in the future.

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

As of June 30, 2026, Dr. Siaw Tung Yeng and Dr. Teoh Pui Pui, our Co-Founders and Co-CEOs, and all of our practicing in-house doctors in our team had obtained and maintained valid practicing certificates under the relevant Singapore laws, rules and regulations. Nevertheless, there can be no assurance that the relevant healthcare administrative authorities would not retrospectively find deficiency in the registration of these in-house doctors and subject the relevant medical professionals to penalties, all of which could materially and adversely affect our business, financial condition, results of operations and prospects.

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

On August 16, 2024, the Ministry of Health (“MOH”) has directed Manadr Clinic @Citygate, owned by Manadr Clinic Pte. Ltd., (one of the many clinics hosted on the MaNaDr Platform), to temporarily suspend the provision of outpatient medical services via teleconsultation, effective from August 16, 2024 (the “Suspension”). The Suspension is in accordance with the HCSA, section 39(1)(a). The Ministry of Health (MOH) has revoked MaNaDr Clinic Pte Ltd’s licence to provide outpatient medical services granted under the HCSA from 20 December 2024.

On 11 February 2026, MOH issued a composition notice imposing a fine of S$5,000 on Manadr Clinic Pte. Ltd. for an offence under Regulation 16(1) of the Healthcare Services (Outpatient Medical Service) Regulations 2023, which has since been paid and settled, and Manadr Clinic Pte. Ltd. was subsequently struck off the Singapore companies register on 26 February 2026.

The Company continues to monitor developments relating to this matter and its regulatory obligations. Based on management’s assessment, the Suspension and the composition notice have not had a material adverse effect on the Company’s results of operations or financial condition. However, there can be no assurance that regulatory authorities will not take further actions in relation to matters arising from the operation of clinics on the MaNaDr Platform. Any such actions, including suspensions, fines, penalties, or other regulatory measures, could adversely affect the Company’s business, financial performance, reputation, and prospects.

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

While we had not encountered any incidents in relation to the foregoing that had materially and adversely affected our business, financial condition, results of operations and prospects for the years ended June 30, 2026 and 2025, and our risk management systems, IT systems and internal control procedures are designed to monitor our operations and overall compliance, we may be unable to identify non-compliance or suspicious transactions promptly, or at all. Furthermore, it is not always possible to detect and prevent fraud or other misconduct committed by our employees or third parties, and the precautions we take to prevent and detect such activities may not be effective. Therefore, we are subject to the risk that fraud or other misconduct may have previously occurred but was undetected, or may occur in the future. This may materially and adversely affect our business, financial condition, results of operations and prospects.

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

We generally allow a credit period of 30 days to our customers, in particular other clinics that purchase medicine from us. As of June 30, 2026 and 2025, our trade receivables turnover days were 5 days and 7 days, respectively. As of the same dates, trade receivables of approximately US$11,060 and US$1,000, respectively, were past due but not impaired. These mainly relate to a number of customers whom there is no significant financial difficulty for and, based on our past experience, the overdue amounts can be recovered from. Nevertheless, there can be no assurance that all such amounts due to us will be settled on time, or that such amounts will not continue to increase in the future. Accordingly, we face credit risk in collecting trade receivables due from customers. Our performance, liquidity and profitability would be adversely affected if significant amounts due to us are not settled on time or substantial impairment is incurred. The bankruptcy or deterioration of the credit condition of any of these customers could also materially and adversely affect our business, financial condition, results of operations and prospects.

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

The political and/or economic conditions of the jurisdictions in which we operate may also be affected by geopolitical risks, including lingering trade tensions and other political disputes which have resulted in and may continue to lead to, among other things, the imposition of sanctions on or blacklisting of politically connected persons and corporations, or persons and corporations perceived to be politically connected. As at June 30, 2026, we did not, to our knowledge, have business dealings with any person or corporation which is currently the subject of political sanctions. However, the geopolitical environment is constantly evolving and there can be no assurance that we will not in the future be found to be in contravention of political sanctions, for example, should it transpire that any of our business partners or other persons or corporations with whom we have business dealings are or become the subject of political sanctions.

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

The occurrence of infectious and communicable diseases, as well as the occurrence of any acts of God, war, terrorist attacks and other catastrophic events may have a material adverse effect on our business, financial condition, results of operations and prospects.

Our Group faces risks from the outbreak of communicable or virulent diseases and pandemics or epidemics such as severe acute respiratory syndrome, H5N1 avian flu, Middle East respiratory syndrome, Ebola and COVID-19 in countries which we operate, which may materially and adversely affect our operations. While our Group has put in place measures and protocols to contain the spread of contagious and virulent diseases, our medical doctors, healthcare practitioners and other employees nonetheless remain susceptible to infection as frontline workers in the event of disease outbreaks. Despite our strict infection control protocols, there can be no assurance that our patients, employees, medical doctors and other healthcare professionals will not be infected with such diseases. We may, as a result, be required to temporarily shut down our clinics and offices for an uncertain period of time to contain the spread of such diseases. Such disruptions to our business and operations may have a negative impact on our business, financial condition, results of operations and prospects.

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

Negative developments in Malaysia’s socio-political environment may adversely affect our business, financial condition, results of operations and prospects. The Malaysian economy registered modest growth of approximately 5.2% and 5.1% in 2025 and 2024, respectively, according to the Department of Statistics Malaysia. Although the overall Malaysian economic environment (in which we predominantly operate) appears to be positive, there can be no assurance that this will continue to prevail in the future. Economic growth is determined by countless factors, and it is extremely difficult to predict with any level of absolute certainty.

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

Since 1998, Indonesia has undergone a transition toward a democratic system, resulting in a dynamic and evolving political and social environment. Indonesia held general elections in February 2024 to elect the President, Vice President, and parliamentary representatives, leading to the presidential transition from Joko Widodo to Prabowo Subianto in October 2024. Indonesia’s multiparty political system requires complex coalition-building, which can lead to policy uncertainty, legislative delays, or shifts in government priorities during transitions between administrations.

In addition, Indonesia has periodically experienced civil unrest, public demonstrations, and political friction surrounding major policy decisions, elections, and economic reforms. Large-scale public protests have historically occurred—and may continue to occur—in Jakarta and other major urban centers in response to key national issues, including:

●	Fuel and Energy Subsidies: The Indonesian government periodically adjusts fuel prices and reviews energy subsidy policies to manage fiscal targets and respond to global oil price volatility. Major reductions in fuel subsidies, such as the significant price adjustments in late 2022, have triggered public discontent, inflationary pressures, and localized protests.
●	Labor Reforms and Legislation: The passage and implementation of the Omnibus Law on Job Creation (Law No. 6 of 2023), which significantly modified the long-standing labor regulations under Law No. 13 of 2003, generated substantial resistance from labor unions, resulting in nation-wide strikes, public demonstrations, and ongoing legal challenges before the Constitutional Court. Future modifications to labor laws, minimum wage formulas, or severance protections may trigger further labor disruption or increase our operational costs.
●	Socio-Political Policy and Governance: Anti-corruption measures, regional autonomy initiatives, and tax or statutory revisions frequently attract strong political debate and public mobilization.

Although most public demonstrations in Indonesia remain peaceful, some have escalated into violence, civil unrest, or disruptions to local commerce, transport, and supply chains.

Furthermore, regional security risks and civil unrest persist in certain parts of the country. In particular, active separatist movements and armed conflicts in Papua continue to cause violent incidents, security operations, and localized instability. While inter-ethnic and inter-religious tensions have generally abated compared to prior decades, sporadic localized conflicts cannot be ruled out.

There can be no assurance that future political transitions, economic policy changes, social unrest, or regional conflicts will not occur on a larger scale or escalate. Any prolonged political instability, widespread civil disturbance, violent conflict, or unfavorable legislative shift in Indonesia could disrupt our operations, diminish consumer confidence, and materially and adversely affect our business, financial condition, results of operations, and prospects.

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

As of the date of this Annual report, Indonesia’s sovereign foreign currency long-term debt was rated “Baa2” by Moody’s, “BBB” by Standard & Poor’s and “BBB” by Fitch Ratings. Indonesia’s short-term foreign currency debt is rated “A-2” by Standard & Poor’s and “F2” by Fitch Ratings.

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

Risks Related to Our Class A Ordinary Shares

Nasdaq’s new minimum market value of listed securities requirement could result in immediate suspension and delisting of our ordinary shares.

On July 22, 2026, the SEC approved a Nasdaq rule change (SR-NASDAQ-2026-004) adopting a new continued listing requirement applicable to companies listed on the Nasdaq Global Select Market, Nasdaq Global Market, and Nasdaq Capital Market. Under the new rule, listed companies must maintain a minimum Market Value of Listed Securities (“MVLS”) of at least $5 million. MVLS is generally calculated by multiplying the company’s consolidated closing bid price by the number of its securities listed on Nasdaq or another national securities exchange. If a company’s MVLS remains below $5 million for 30 consecutive business days, Nasdaq will issue a Staff Delisting Determination without any cure or compliance period. The company’s securities will be immediately subject to suspension from trading on Nasdaq and delisting. This represents a significant departure from many other Nasdaq continued listing standards, which typically afford issuers a compliance or cure period (often 180 days or more) before suspension and delisting proceedings commence. A company may request a hearing before a Nasdaq Hearings Panel to appeal a Staff Delisting Determination. However, a hearing request will not stay the suspension of trading. During the pendency of any appeal, the securities would generally trade on the over-the-counter market. The Hearings Panel may reverse a delisting determination only if Nasdaq staff made a factual error in applying the rule, or, in its sole discretion, may grant an exception of up to 180 days from the Staff Delisting Determination for the company to demonstrate that it meets all applicable initial listing requirements (which are generally more stringent than continued listing standards). Meeting initial listing standards would require, among other things, satisfaction of higher thresholds for stockholders’ equity, market value of publicly held shares, minimum bid price, and other liquidity and financial criteria, rather than merely restoring MVLS above $5 million. On July 29, 2026, the SEC announced that it has stayed its July 22, 2026 order on the foregoing Nasdaq rule change until the SEC orders otherwise. As a result, the new MVLS requirement is currently not in effect. However, there can be no assurance as to whether, when, or in what form the rule change will be reinstated, or whether the reinstated rule will provide a transition period.

If the rule is reinstated in its approved form, the absence of a cure period, the immediate suspension of trading upon a Staff Delisting Determination, the limited scope of Hearings Panel relief, and the requirement to meet initial (rather than continued) listing standards to obtain any exception materially increase the risk of expedited delisting for companies whose market capitalization approaches or falls below the $5 million threshold. Our MVLS is subject to fluctuation based on factors largely beyond our control, including market conditions, trading volume, investor sentiment, short-selling activity, and broader macroeconomic or sector-specific developments. There can be no assurance that we will be able to maintain an MVLS of at least $5 million at all times or that we would be able to regain compliance or successfully appeal any Staff Delisting Determination if we fall below the threshold for the requisite period.

If our Class A ordinary shares were suspended from trading on Nasdaq or delisted, the liquidity and market price of our shares would likely decline significantly. Trading, if any, would shift to the over-the-counter market, which typically involves reduced liquidity, higher transaction costs, limited analyst coverage, and restricted access for certain institutional investors. Delisting could also trigger defaults or cross-defaults under existing financing or other agreements, impair our ability to raise additional capital on acceptable terms (or at all), damage our reputation, and adversely affect our business, financial condition, results of operations, and the trading price of our ordinary shares. In addition, delisted securities may become subject to the SEC’s “penny stock” rules, further reducing broker-dealer willingness to make a market in the shares.

We intend to continue to monitor the status of the MVLS requirement, including any reinstatement or modification of the rule. However, we cannot assure you that we will meet the new MVLS requirement    if it becomes effective, or that we will continue to meet any other Nasdaq continued listing standards. The effect of this rule, if reinstated, together with other recent enhancements to Nasdaq’s continued listing standards has narrowed the compliance runway available to smaller-capitalization issuers and heightens the risk of delisting.

We face risks related to our share repurchase program, including the potential for reduced cash reserves and regulatory constraints.

Our Board approved a share repurchase program authorizing repurchases of up to 214,000 Class A ordinary shares (or 42,800 Class A Ordinary Shares given effect of the Second Share Consolidation) through June 4, 2026, but the Company has not repurchased any shares under the program to date.   While the repurchases may enhance shareholder value under certain conditions, they would reduce our cash and cash equivalents that could otherwise have been used for working capital, acquisitions, debt reduction or other corporate purposes, which could impair our financial flexibility, particularly if our business or liquidity weakens. In addition, the repurchases were subject to applicable securities laws, Nasdaq rules and our insider trading policy, and we could be exposed to legal or regulatory scrutiny if the repurchases are found not to have been properly implemented. Furthermore, our Board may authorize additional share repurchase programs in the future, which would be subject to similar risks, including reduced liquidity, increased repurchase costs due to market volatility, and compliance requirements that may limit the timing, manner or amount of any such repurchases.

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

Our multi-class voting structure will limit your ability to influence corporate matters requiring shareholder approval, and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Our authorized share capital is divided into Class A Ordinary Shares, Class B Ordinary Shares and Class C Ordinary Shares. Holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to 10 votes per share, and holders of Class C Ordinary Shares are entitled to 90 votes per share. Each Class B Ordinary Share and each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances, Class B Ordinary Shares are not convertible into Class C Ordinary Shares under any circumstances, and Class C Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

As at the date of this Annual Report, Siaw Tung Yeng, Teoh Pui Pui and Siaw Tun Mine beneficially own all of our then issued and outstanding Class B Ordinary Shares, and Siaw Tung Yeng and Teoh Pui Pui beneficially own all of our issued and outstanding Class C Ordinary Shares. Together with their holdings of Class A Ordinary Shares, these individuals beneficially own approximately 42.8% of our total issued and outstanding ordinary shares and control approximately 93.1% of the aggregate voting power of our total issued and outstanding share capital (with Siaw Tung Yeng alone holding approximately 55.1% of the total voting power). As a result of the multi-class share structure (comprising Class A, Class B, and Class C Ordinary Shares) and the concentration of ownership, holders of Class B Ordinary Shares and Class C Ordinary Shares will have considerable influence over corporate matters requiring shareholder approval, such as election of directors, amendment of constitutional documents including our amended and restated memorandum and articles of association, and significant corporate transactions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our Company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our Company and may reduce the price of our Class A Ordinary Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

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

As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders were exempted from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act   until March 18, 2026. On December 18, 2025, President Trump signed into law the Holding Foreign Insiders Accountable Act (HFIAA), which eliminates the exemption to comply with Section 16 of the Exchange Act. The new law took effect on March 18, 2026. Once in effect, directors and officers of foreign private issuers will be required to publicly report their ownership in, and transactions involving, the applicable foreign private issuer’s securities to the SEC on Forms 3, 4, and 5. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. We may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

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

Our Company was incorporated in the Cayman Islands on July 28, 2016, under the Companies Act as an exempted company with limited liability. Currently our authorized share capital is US$18,720,000 divided into 19,500,000,000 Ordinary Shares comprising 6,500,000,000 Class A Ordinary Shares, 6,500,000,000 Class B Ordinary Shares and 6,500,000,000 Class C Ordinary Shares, with par value of US$0.00096 each.

On February 14, 2024, shareholders’ resolutions were passed to authorize the sub-division of each of the Company’s issued and unissued shares into 250 Ordinary Shares such that the authorized share capital of the Company was changed from US$50,000 divided into 50,000,000 Ordinary Shares of a nominal or par value of US$0.001 each, comprising 25,000,000 Class A Ordinary Shares of a nominal or par value of US$0.001 each, and 25,000,000 Class B Ordinary Shares of a nominal or par value of US$0.001 each to US$50,000 divided into 12,500,000,000 Ordinary Shares (or 52,083,334 Ordinary Shares given effect of the First Share Consolidation, Second Share Consolidation, and Third Share Consolidation) of a nominal or par value of US$0.000004 (or US$0.00096 given effect of the First Share Consolidation, Second Share Consolidation, and Third Share Consolidation) each, comprising 6,250,000,000 Class A Ordinary Shares (or 26,041,667 Class A Ordinary Shares given effect of the First Share Consolidation, Second Share Consolidation, and Third Share Consolidation) of a nominal or par value of US$0.000004 (or US$0.00096 given effect of the First Share Consolidation, Second Share Consolidation, and Third Share Consolidation) each, and 6,250,000,000 Class B Ordinary Shares (or 26,041,667 Class B Ordinary Shares given effect of the First Share Consolidation, Second Share Consolidation, and Third Share Consolidation) of a nominal or par value of US$0.000004 (or US$0.00096 given effect of the First Share Consolidation, Second Share Consolidation, and Third Share Consolidation) each. Accordingly, the issued 62,583 Class A Ordinary Shares (or 261 Class A Ordinary Shares given effect of the First Share Consolidation, Second Share Consolidation, and Third Share Consolidation) of a nominal or par value of US$0.001 each were divided into 15,645,750 Class A Ordinary Shares (or 65,190 Class A Ordinary Shares given effect of the First Share Consolidation, Second Share Consolidation, and Third Share Consolidation) of a nominal or par value of US$0.000004 (or US$0.00096 given effect of the First Share Consolidation, Second Share Consolidation, and Third Share Consolidation) each.

On February 19, 2024, the Company completed the sub-division of the issued Class A and Class B Ordinary Shares of a nominal or par value of US$0.001 each in the capital of the Company into 250 ordinary shares of a nominal or par value of US$0.000004 (US$0.00096 given effect of the First Share Consolidation, Second Share Consolidation, and Third Share Consolidation) each. Before the subdivision, the Company’s ordinary shares issued and outstanding was 78,687 Class A Ordinary Shares and 48,313 Class B Ordinary Shares. After the subdivision, the Company’s ordinary shares issued and outstanding was 19,671,750 Class A Ordinary Shares (or 81,966 Class A Ordinary Shares given effect of the First Share Consolidation, Second Share Consolidation, and Third Share Consolidation) and 12,078,250 Class B Ordinary Shares (or 50,326 Class B Ordinary Shares given effect of the First Share Consolidation, Second Share Consolidation, and Third Share Consolidation).

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

On April 12, 2024, the Company completed its initial public offering in which the Company issued and sold an aggregate of 2,587,500 Class A Ordinary Shares (or 10,781 Class A Ordinary Shares given effect of the First Share Consolidation, Second Share Consolidation, and Third Share Consolidation) of a nominal or par value of US$0.000004 (US$0.00096 given effect of the First Share Consolidation, Second Share Consolidation, and Third Share Consolidation) each, which includes 337,500 Class A Ordinary Shares (or 1,406 Class A Ordinary Shares given effect of the First Share Consolidation, Second Share Consolidation, and Third Share Consolidation) subject to the over-allotment option being exercised by the Underwriter, at a price of US$4.00 (or US$960.00 given effect of the First Share Consolidation, Second Share Consolidation, and Third Share Consolidation) per Class A Ordinary Shares.

On April 19, 2024, the Underwriter exercised fully its warrants on a cashless basis, pursuant to the underwriting agreement signed on April 12, 2024. The Company issued an aggregate of 154,212 Class A Ordinary Shares (or 643 Class A Ordinary Shares given effect of the First Share Consolidation, Second Share Consolidation, and Third Share Consolidation) of a nominal or par value of US$0.000004 (or US$0.00096 given effect of the First Share Consolidation, Second Share Consolidation, and Third Share Consolidation) each upon the exercise of warrants. There was no outstanding warrant as of June 30, 2026.

On June 27, 2024, following the Company’s receipt of notice from Nyam Ngian Kwong Denis Christopher that he elected to convert his shares, his 407,750 Class B Ordinary Shares (or 1,699 Class B Ordinary Shares given effect of the First Share Consolidation, Second Share Consolidation, and Third Share Consolidation) were re-designated to 407,750 Class A Ordinary Shares (or 1,699 Class A Ordinary Shares given effect of the First Share Consolidation, Second Share Consolidation, and Third Share Consolidation) on December 4, 2024.

On February 3, 2025, the Company held an Extraordinary General Meeting. At the meeting, among other resolutions approved, the shareholders approved (i) the Company undertakes a share consolidation (the “First Share Consolidation”) whereby (i) every eight (8) issued and unissued existing Class A Ordinary Shares of a par value of US$0.000004 each of the Company (the “First Pre-Consolidation Class A Ordinary Shares”) shall be combined into one Class A Ordinary Share of the Company of a par value of US$0.000032 each (the “First Post-Consolidation Class A Ordinary Shares”), with such First Post-Consolidation Class A Ordinary Shares having the same rights and being subject to the same restrictions as the First Post-Consolidation Class A Ordinary Shares as set out in the amended and restated memorandum and articles of association of the Company adopted with effect from 28 February 2025 by a special resolution passed on 3 February 2025, and (ii) every eight (8) issued and unissued existing Class B Ordinary Shares of a par value of US$0.000004 each of the Company (the “First Pre-Consolidation Class B Ordinary Shares”, together with the First Pre-Consolidation Class A Ordinary Shares, the “First Pre-Consolidation Ordinary Shares”) shall be combined into one Class B Ordinary Share of the Company of a par value of US$0.000032 each (the “First Post-Consolidation Class B Ordinary Shares”, together with the First Post-Consolidation Class A Ordinary Shares, the “First Post-Consolidation Ordinary Shares”), with such First Post-Consolidation Class B Ordinary Shares having the same rights and being subject to the same restrictions as the First Post-Consolidation Class B Ordinary Shares as set out in the amended and restated memorandum and articles of association of the Company adopted with effect from 28 February 2025 by a special resolution passed on 3 February 2025, with such First Share Consolidation to be effective from 28 February 2025, provided that the closing bid price for the Company’s Ordinary Shares on the Nasdaq Capital Market is not equal to or more than $1.00 per Class A Ordinary Share for a minimum of ten consecutive business days before February 27, 2025 as per the requirements in the Listing Rules; and (ii) immediately following the First Share Consolidation, the authorized share capital of the Company was US$50,000 divided into 781,250,000 Class A Ordinary Shares and 781,250,000 Class B Ordinary Shares, with par value of US$0.000032 each.

On February 14, 2025, the Company entered into a standby equity subscription agreement with YA II PN, Ltd. (the “Selling Shareholder”), pursuant to which the Company shall have the right to issue to the Selling Shareholder, and the Selling Shareholder shall have the obligation to subscribe for the Company’s Class A Ordinary Shares for an aggregate subscription amount of up to $10 million, at any time during the commitment period of 36 months from February 14, 2025, subject to certain conditions. On March 3, 2025, as consideration for the Selling Shareholder’s subscription commitment, the Company issued 309,661 Class A Ordinary Shares (or 1,290 Class A Ordinary Shares given effect of the First Share Consolidation, Second Share Consolidation, and Third Share Consolidation)) as a commitment fee to the Selling Shareholder, which is equivalent to 1% of $10,000,000 worth of Ordinary Shares.

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

On May 2, 2025, the Company entered into a Securities Purchase Agreement with Indopacific and Natali Ardianto. pursuant to which the Company agreed to issue and sell an aggregate of 112,423 Class A Ordinary Shares (or 3,748 Class A Ordinary Shares given effect of the Second Share Consolidation, and Third Share Consolidation), valued at US$1.779 (or US$53.37 given effect of the Second Share Consolidation, and Third Share Consolidation) per share, for US$200,000, subject to certain closing conditions.

On September 10, 2025, the Company entered into a Second Securities Purchase Agreement (the “SPA”) with Indopacific Health Investment Corporation Pte. Ltd. (the “Purchaser”), pursuant to which the Company agreed to issue and sell, and the Purchaser agreed to purchase, an aggregate of 500,000 Class A Ordinary Shares (the “Sold Shares”) for an aggregate purchase price of $900,000, representing a purchase price of $1.80 per share.

On September 11, 2025, the Company held another Extraordinary General Meeting. At the meeting, among other resolutions approved, the shareholders approved (i) the Company undertakes a share consolidation (the “Second Share Consolidation”) whereby (i) every five (5) issued and unissued existing Class A Ordinary Shares of a par value of US$0.000032 each of the Company (the “Second Pre-Consolidation Class A Ordinary Shares”) shall be combined into one Class A Ordinary Share of the Company of a par value of US$0.00016 each (the “Second Post-Consolidation Class A Ordinary Shares”), with such Second Post-Consolidation Class A Ordinary Shares having the same rights and being subject to the same restrictions as the Second Post-Consolidation Class A Ordinary Shares as set out in the amended and restated memorandum and articles of association of the Company adopted with effect from 23 September 2025 by a special resolution passed on 11 September 2025 and (ii) every five (5) issued and unissued existing Class B Ordinary Shares of a par value of US$0.000032 each of the Company (the “Second Pre-Consolidation Class B Ordinary Shares”, together with the Second Pre-Consolidation Class A Ordinary Shares, the “Second Pre-Consolidation Ordinary Shares”) shall be combined into one Class B Ordinary Share of the Company of a par value of US$0.00016 each (the “Second Post-Consolidation Class B Ordinary Shares”, together with the Second Post-Consolidation Class A Ordinary Shares, the “Second Post-Consolidation Ordinary Shares”), with such Second Post-Consolidation Class B Ordinary Shares having the same rights and being subject to the same restrictions as the Second Post-Consolidation Class B Ordinary Shares as set out in the amended and restated memorandum and articles of association of the Company adopted with effect from 23 September 2025 by a special resolution passed on 11 September 2025, with such Second Share Consolidation to be effective from 23 September 2025; and (ii) immediately following the Second Share Consolidation, the authorized share capital of the Company will be US$50,000 divided into 156,250,000 Class A Ordinary Shares and 156,250,000 Class B Ordinary Shares, with par value of US$0.00016 each.

On September 23, 2025, the Company effected the Second Share Consolidation, and as a result, (i) every five (5) Second Pre-Consolidation Class A Ordinary Shares were combined into one Second Post-Consolidation Class A Ordinary Shares, and (ii) every five (5) Second Pre-Consolidation Class B Ordinary Shares were combined into one Second Post-Consolidation Class B Ordinary Share. As a result of the Second Share Consolidation, the number of outstanding Class A Ordinary Shares were reduced from 4,214,952 Class A Ordinary Shares to approximately 842,990 Class A Ordinary Shares (subject to rounding up of fractional shares to the nearest whole number). Upon the opening of business on September 25, 2025, the Company’s Class A Ordinary Shares began trading on the Nasdaq Capital Market (“Nasdaq”) on a post-share combination basis under the current symbol “MNDR”.

On July 15, 2025, the Company entered into a Sales Agreement with A.G.P./Alliance Global Partners (“AGP”), pursuant to which the Company has the right to issue its Class A Ordinary Shares to AGP from time to time, and AGP shall have the obligation to act as the Company’s sale agent and use commercially reasonable efforts to sell such shares in the open market on behalf of the Company up to aggregate offering price of $300,000,000, as supplemented by the Company’s prospectus supplement dated September 9, 2025. On November 24, 2025, November 28, 2025, December 3, 2025, December 5, 2025, and December 8, 2025, the Company filed prospectus supplements to amend the prior prospectus and increase the aggregate amount of Class A Ordinary Shares that may be offered and sold under the registration statement, with the following additional offering amounts registered on each date: up to $2,262,250 on November 24, 2025; up to $2,895,584 on November 28, 2025; up to $3,383,013 on December 3, 2025; up to $3,797,846 on December 5, 2025; and up to $4,207,930 on December 8, 2025. As a result, the total aggregate at-the-market offering amount available under the registration statement was increased accordingly.

On November 19, 2025, the Company entered into a non-binding Memorandum of Understanding (“MOU”) with PP GRID SDN. BHD. (“PPG”) for the acquisition of two AI-optimized data centres and related digital infrastructure in Malaysia.

On March 15, 2026, the Company entered into a non-binding Strategic Cooperation Memorandum of Understanding (“Strategic Cooperation MOU”) with the sole shareholder of PPG, Dato’ Ling Tiung Leng (“Dato’ Ling”), for the acquisition of 100% of PPG from Dato’ Ling and a capital injection of MYR 500 million (approximately US$126 million) (the “Capital Injection”) into the Company by Dato’ Ling, to be used for the construction of AI-optimized data centres.

On March 16, 2026, the Company entered into a definitive Sale and Purchase Agreement (“SPA”) to acquire 100% of the issued share capital of PPG from Dato’ Ling. As a core requirement of this acquisition, Dato’ Ling shall procure at least a 96.5% interest in IRIX Properties Sdn. Bhd., the entity holding the legal and beneficial title to Lot 728, Block 3, Salak Land District, which is designated for the development of a 25MW AI-optimized data centre. The purchase consideration of US$1,500,000 was satisfied by the conversion of the initial refundable deposit paid under the MOU.

On April 22, 2026, the Company entered into a supplemental agreement to the SPA (the “Supplemental Agreement”), pursuant to which Dato’ Ling agreed to procure and transfer an additional 35MW of data centre capacity into PPG (the “Transfer”) by no later than the agreed long stop date, in exchange for additional purchase consideration of up to US$ 3,000,000, to be determined by independent valuation. The Supplemental Agreement will only become effective and form part of the SPA upon completion of the Transfer in accordance with its terms.

On April 24, 2026, the Company entered into a definitive Securities Purchase Agreement with Dato’ Ling in respect of the Capital Injection pursuant to the Strategic Cooperation MOU. In consideration for the Capital Injection, the Company shall issue approximately 9,000,000 Class A ordinary shares of the Company, at a purchase price of $14.10 per share, to Dato’ Ling upon full completion of the Capital Injection. Following such share issuance, Dato’ Ling will hold an aggregate of 65% equity stake in the Company.

On May 12, 2026, the Company entered into a non-binding Letter of Memorandum with White Group Pte. Ltd. (“White Group”), under which White Group undertakes to identify and facilitate a U.S.-based private equity fund to partner and provide investment in the Company of up to US$100 million in exchange for the Company’s shares in the equivalent commitment amount, to facilitate the kick-off and sustained scaling of the Company’s healthcare technology initiatives. White Group is to present the selected private equity fund candidate for review by the Company’s board within the next 60 days of the Letter of Memorandum. It contemplates a facilitation fee payable to White Group upon each drawdown of funds. Such fee would be payable either (i) entirely in shares equal to 5% of the drawn amount, or (ii) as a combination of 2.5% in shares and 2.5% in cash. Any shares issued as part of the facilitation fee would be valued at the prevailing market price on the relevant drawdown date.

On June 8, 2026, the Company held another Extraordinary General Meeting. At the meeting, among other resolutions  approved, the shareholders approved (i) the Company undertakes a share consolidation (the “Third Share Consolidation”) whereby (i) every six (6) issued and unissued existing Class A Ordinary Shares of a par value of US$0.00016 each of the Company (the “Third Pre-Consolidation Class A Ordinary Shares”) shall be combined into one Class A Ordinary Share of the Company of a par value of US$0.00096 each (the “Third Post-Consolidation Class A Ordinary Shares”), with such Third Post-Consolidation Class A Ordinary Shares having the same rights and being subject to the same restrictions as the Third Post-Consolidation Class A Ordinary Shares as set out in the amended and restated memorandum and articles of association of the Company adopted with effect from June 22, 2026 by a special resolution passed on June 8, 2026 and (ii) every six (6) issued and unissued existing Class B Ordinary Shares of a par value of US$0.00016 each of the Company (the “Third Pre-Consolidation Class B Ordinary Shares”, together with the Third Pre-Consolidation Class A Ordinary Shares, the “Third Pre-Consolidation Ordinary Shares”) shall be combined into one Class B Ordinary Share of the Company of a par value of US$0.00096 each (the “Third Post-Consolidation Class B Ordinary Shares”, together with the Third Post-Consolidation Class A Ordinary Shares, the “Third Post-Consolidation Ordinary Shares”), with such Third Post-Consolidation Class B Ordinary Shares having the same rights and being subject to the same restrictions as the Third Post-Consolidation Class B Ordinary Shares as set out in the amended and restated memorandum and articles of association of the Company adopted with effect from June 22, 2026 by a special resolution passed on June 8, 2026, with such Third Share Consolidation to be effective from June 22, 2026; and (ii) immediately following the Third Share Consolidation, the authorized share capital of the Company will be US$50,000.00064 divided into 26,041,667 Class A Ordinary Shares and 26,041,667 Class B Ordinary Shares, with par value of US$0.00096 each.

During the same Extraordinary General Meeting, the shareholders also approved (i) the creation of a new class of ordinary shares (i.e. Class C Ordinary Shares) with ninety (90) votes per share, such creation to take effect concurrently with the Third Share Consolidation (the “Class C Creation”), and (ii) a change in authorized share capital of the Company to US$18,720,000 divided into 19,500,000,000 Ordinary Shares comprising 6,500,000,000 Class A Ordinary Shares, 6,500,000,000 Class B Ordinary Shares and 6,500,000,000 Class C Ordinary Shares, with par value of US$0.00096 each, such increase to take effect immediately after the Third Share Consolidation and the Class C Creation (“Increase in Authorised Share Capital”).

On June 22, 2026, the Company effected the Third Share Consolidation, and as a result, (i) every six (6) Third Pre-Consolidation Class A Ordinary Shares were combined into one Third Post-Consolidation Class A Ordinary Shares, and (ii) every six (6) Third Pre-Consolidation Class B Ordinary Shares were combined into one Third Post-Consolidation Class B Ordinary Share. As a result of the Third Share Consolidation, the number of outstanding Class A Ordinary Shares were reduced from 5,331,549 Class A Ordinary Shares to approximately 888,592 Class A Ordinary Shares. Upon the opening of business on June 29, 2026, the Company’s Class A Ordinary Shares began trading on the Nasdaq Capital Market (“Nasdaq”) on a post-share combination basis under the current symbol “MNDR”.

Recent Developments

On August 11, 2026, the Company has entered into a share purchase agreement with Jurong Day & Night Clinic Pte. Ltd. (“JDNC”), which operates a licensed medical clinic in Singapore, and its shareholder, Ms. Ting Shih King (the “Seller”), to acquire a 19% equity interest in JDNC.

The transaction closed and was completed on August 27, 2026, following the satisfaction of customary closing conditions, including corporate and regulatory approvals and Nasdaq notification requirements. The purchase price of US$256,500 was satisfied in full at closing by the issuance to the Seller of 186,410 Class A ordinary shares of the Company (the “Consideration Shares”). The number of Consideration Shares was determined based on a reference value equal to 80% of the prevailing market value (representing a 20% contractual discount off the arithmetic average of the closing prices per ordinary share of the Company as reported on the NASDAQ Capital Market over the five consecutive business days ending immediately prior to the effective date).

The Consideration Shares were issued in a transaction not involving a public offering, in reliance on the exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation S thereunder. The Consideration Shares constitute “restricted securities” under Rule 144, are subject to a contractual nine-month lock-up from the closing date, and carry no registration rights.

Following closing, the Seller retains the remaining 81% equity interest in JDNC and full operating control. The Company does not hold any board seats, board observer rights, or voting control over JDNC’s board of directors.

The Agreement provides for a twelve-month performance period following closing, including completion of the integration of the Company’s operating system at JDNC within nine months of the closing date. If the performance targets are not met, or if the Company fails to complete the digital deployment of the software suite within nine months of closing, the Seller has the option to repurchase the Sale Shares within two years from the closing date by returning to the Company the exact number of Consideration Shares issued at closing, which the Company will cancel or hold in treasury.

Corporate Structure

The structure of our Group as at the date of this Annual Report is as follows:

Key Milestones

The table below sets forth the key development milestones in our Group’s history.

Year	Milestones

2009	Our Group was founded

2016	Launched our MaNaDr mobile application

2018 to 2019	Our Group first expanded our operations overseas, in Australia followed by Cambodia in year 2019

2019	●	Launched our MaNaDr website
	●	Our Group was awarded the Data Protection Trustmark (DPTM) by the Infocomm Media Development Authority of Singapore (IMDA)

2020	●	Launched our MaNaShop online e-commerce platform to sell a diversified range of curated healthcare and wellness products
	●	Awarded government contracts by the Ministry of Manpower in 2020 for the provision of telehealth solutions to foreign migrant workers and patients under the COVID-19 home recovery program

2021	We launched MaNaCare, to provide comprehensive corporate healthcare and wellness services to our corporate customers

2022	We successfully raised S$13.2 million through our Series A funding, led by ICHAM Master Fund VCC – ICH Gemini Global Fund

2022	We received a Certificate of Appreciation by the Singapore Ministry of Manpower for our services rendered during the COVID-19 pandemic.

2023	●	We were awarded The President’s Certificate of Commendation (COVID-19) for our services rendered during the COVID-19 pandemic.
	●	We received a Certificate of Conformance demonstrating our conformance to the requirements of the Cyber Security Agency of Singapore (CSA) Cyber Security Certification Cyber Essentials mark
	●	Our subsidiary in Vietnam was established.
	●	In April 2023, we launched AI Facescan, which marked the beginning of remote monitoring and assessment through the utilization of transdermal optical technology.
	●	On November 1, 2023, we launched MaNaDr’s Tier 1 Clinic Management/Electronic Medical Record System, which allowed for continuity of care across our network of healthcare providers.

2024	●	On April 12, 2024, our Company completed its IPO of 2,250,000 Class A Ordinary Shares.
	●	Our subsidiary in Malaysia and Indonesia were established.
	●	In June 2024, we opened MaNaPharma Boutique Pharmacy, featuring an AI skincare technology to offer personalized skincare solutions. In the same month, we launched MaNaDr’s AI-Powered Health Operating System (OS) and Weight Management Program 2, offering GLP-1 injectables.
	●	On July 19, 2024, we received the 2024 Brands For Good Distinction Award in the category of Technology For Good.
	●	In July 2024, we launched our AI search within the MaNaDr ecosystem, which marked the beginning of delivering personalized and predictive care to our patients.
	●	In October 2024, we appointed Dr. Lun Kwok Chan as Chief Data Analyst, leading AI-driven data initiatives to enhance care delivery.

2025	●	On May 22, 2025, we signed an MOU with Oral Link Pte Ltd and Elite Dental Group Singapore to integrate AI-enabled dental scans and tele-dentistry services into our platform.
	●	On July 17, 2025, we launched an At-the-Market (ATM) equity offering to raise up to US$300 million to accelerate our AI-powered healthcare platform and pharmacy delivery infrastructure expansion.
	●	In September 2025, we launched Phi GPT, our proprietary medical large language model, along with Aiko, a multilingual AI intelligent patient companion embedded in our Health Operating System.

2026	●	On June 23, 2026, our subsidiary Skylink Innovations partnered with Contfinity to launch the OtterSG bundled clinic management and cybersecurity solution for clinics in Singapore.
	●	On July 22, 2026, we received the 2026 Technology for Good Award for our PhiGPT-powered AI healthcare ecosystem featuring Aiko.
	●	On July 27, 2026, we formed an exclusive joint venture with Jospong Group to launch an AI-powered digital healthcare ecosystem in Ghana.
	●	On August 10, 2026, we announced the completion and development of a next-generation AI-powered lab data analysis solution to transform clinical decision-making.

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Corporate Information

Our principal executive offices are located at 2 Venture Drive, #07-08 Vision Exchange, Singapore 608526. Our telephone number at this address is +65 6222 5223. Our registered office in the Cayman Islands is located at Ascentium (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman, KY1-1002, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

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

B. Business Overview

Overview

We are a leading telehealth solutions provider in Singapore in terms of various matrices, such as the number of patient consultations per day and the ranking of our mobile application, according to Frost & Sullivan, we are amongst the fastest-growing telehealth solutions providers in Singapore.

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

We believe that we have established a comprehensive ecosystem which connects healthcare needs and services in a single platform. We have achieved a global reach on our mobile application and website and as at June 2026, we had active users from more than 18 various jurisdictions across the world, including Singapore, Vietnam, Malaysia, Australia, India and the Philippines. We had onboarded more than 700 Singapore clinics and more than 1,500 medical professionals comprising GPs, specialized and allied health providers. As at June 30, 2026, we had more than 1,000,000 registered users on our MaNaDr platform, having grown from a handful of registered users since our inception in 2016. The specialists available through our platform include most major medical and surgical disciplines, such as cardiologists, dermatologists, endocrinologists, gastroenterologists, internal medicine specialists, obstetricians & gynecologists, otorhinolaryngologists, psychiatrists and urologists.

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

As a result of developments in mobile Internet technology and AI, and greater access to such technology in the telehealth solutions industry, Internet healthcare is expected to further disrupt the traditional healthcare services industry and trigger a shift in how users seek and receive healthcare services in Singapore and globally. Since the launch of our mobile application and website in 2016 and 2019, respectively, we had recorded more than 1,000,000 registered users on our mobile application and more than 40,000 registered users on our website as of June 30, 2026.

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

Additionally, we plan to expand our existing reach in certain countries in the APAC region (such as Malaysia, the Philippines, Vietnam and Australia) and also expand our reach to other countries in the APAC region (including Cambodia, New Zealand, Thailand and Indonesia), through strategic partnerships, investments, mergers and acquisitions. Beyond the APAC region, we are also expanding our reach into Africa, including Ghana. We believe that we can replicate our business model in these countries to address their healthcare services industry issues and unmet healthcare demands effectively and efficiently. We plan to collaborate with local partners to tailor our business model to complement the demographics and healthcare demands of these countries, and in particular, to increase the reach of our unique healthcare ecosystem including our weight management program and the management of major chronic diseases to countries beyond Singapore. As at the date of this Annual Report, we have not entered into any agreements in relation to the acquisition of any new business.

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

48

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

AIKO: Aiko is MaNaDr’s proprietary AI Health Companion, powered by the in-house PhiGPT engine and purpose-built to support clinical care pathways through personalised, empathetic, and secure healthcare interactions. Operating entirely within MaNaDr’s closed ecosystem, Aiko delivers tailored health guidance, conversational health education, medication adherence support, and multilingual assistance while ensuring patient data remains private and protected. Designed to bridge the gap between healthcare encounters, Aiko empowers users with continuous access to reliable health insights and seamless connections to medical services, creating a lifelong digital health companion that combines advanced AI with human-centred care

Collectively, we believe that our holistic ecosystem enhances the utilization efficiency of medical and healthcare resources, while providing a positive user experience.

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

In-house Medical Team

We have telemedicine locums in our medical team that provide 24/7 teleconsultation support to our users as at June 2026. They are supported by our 24/7 customer support officers who help to coordinate care and deliveries of medicine to our users.

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

Aiko

Aiko is an AI-powered health companion to make healthcare more accessible, personalized, and intuitive for individuals. Powered by PhiGPT, MaNaDr’s proprietary AI engine, Aiko is designed specifically for clinical care pathways, enabling users to receive trusted health guidance through natural and empathetic conversations. Unlike generic AI platforms, Aiko operates entirely within MaNaDr’s secure ecosystem, ensuring that patient information remains private and protected at all times.

Through Aiko, users can access personalized health support anytime and anywhere. The platform assists with symptom tracking, medication adherence, health reminders, laboratory result explanations, preventive care guidance, and general wellbeing management. By providing simple, conversational, and easy-to-understand healthcare information, Aiko helps individuals make informed decisions about their health while staying connected to appropriate medical services when needed.

Aiko also serves as a bridge between healthcare consultations by supporting continuity of care for patients. The platform connects users with telemedicine services, doctors, chronic disease management programs, and other healthcare resources within the MaNaDr ecosystem. In addition, Aiko supports multiple languages, enabling broader access to healthcare information across diverse communities and markets.

A key differentiator of Aiko is its proprietary PhiGPT technology and privacy-first architecture. Developed entirely in-house, the platform does not rely on external AI providers and does not share patient data with third-party AI models. This closed-loop ecosystem enhances data security, reduces operational costs, improves scalability, and strengthens user trust, positioning Aiko as an advanced innovation in the rapidly growing digital healthcare sector.

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

As of June 30, 2026, our research and development team comprised 31 engineering and data analysis professionals, with an average of 8 years of research and development experience in mobile, web, data and AI sectors. They are primarily engaged in building our technology platform and developing our proprietary technologies.

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

Health, Safety and Environment

We do not operate any production facilities. Additionally, for direct sales on MaNaShop/MaNaStore, we engage third parties to ship and deliver products to our users. Therefore, we are not subject to significant health, safety or environmental risks. On 11 February 2026, MOH issued a composition notice imposing a fine of S$5,000 on Manadr Clinic Pte. Ltd. for an offence under Regulation 16(1) of the Healthcare Services (Outpatient Medical Service) Regulations 2023, which has since been paid and settled, and Manadr Clinic Pte. Ltd. was subsequently struck off the Singapore companies register on 26 February 2026.

Intellectual Property

We seek to protect our intellectual property rights through a combination of trademark, copyright and trade secret protection laws in Singapore and other jurisdictions, as well as through confidentiality agreements and procedures with our employees, partners and others.

As of June 30, 2026, we had registered our domain name, manadr.com.

Employees

As of June 30, 2026, we had 69 employees globally, with 32 employees who are based in Singapore, 3 employees who are based in Malaysia and 34 employees who are based in Vietnam. The following table sets forth a breakdown of employees categorized by function as of June 30, 2026:

	Number of Employees	Percentage
Product Development and Technology	31	44.9%
Operations	20	29.1%
Medical Team	1	1.4%
Sales and Marketing	2	2.9%
Management, Administration, Finance, Human Resource and Pharmacist	15	21.7%
Total	69	100%

As at June 30, 2026, we also had 15 part-time staff mainly for our operations division.

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

During the years ended June 30, 2026 and 2025, we had not made any material insurance claims in relation to our business.

Facilities

Our headquarters are located in Singapore. In Singapore, we leased an aggregate of approximately 1,388 square feet of office space, a commercial unit used for storage and office purposes of approximately 484 square feet as of June 30, 2026. In Vietnam, we leased approximately 3,600 square feet of office space as of June 30, 2026. In Malaysia, we leased approximately 1,400 square feet of clinic space as of June 30, 2026.

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

Healthcare Services Act 2020 (the “HCSA”)

The HCSA was enacted in 2020 to replace the Private Hospitals and Medical Clinics Act (the “PHMC Act”). The HSCA was progressively implemented in three phases, which was completed in end-2023 when the PHMC Act was repealed. As part of Phase 1 of the implementation of the HCSA, healthcare service providers that held PHMC Act licenses were encouraged to port over their existing license to a HCSA license or obtain a new HCSA license. As part of Phase 2 of the implementation, healthcare service providers would have had to transit their license under the PHMC Act to the HCSA in order to continue offering their healthcare services.

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

Pursuant to the HCSA, the regulatory scope under the HCSA is broadened to include healthcare services, nursing and allied health services. In recognition of new and emerging healthcare services that are not based out of physical locations, such as telemedicine and mobile medical services, the regulatory basis has been shifted from a “premises-based” licensing regime to a “services-based” licensing regime in which healthcare providers will be licensed based on the types of services they provide, instead of the physical premises in which the services are provided.

Governance and oversight over the provision of healthcare services have also been strengthened following the implementation of the HCSA. In this regard, the HCSA introduces: (a) enhanced roles for the principal officer (in respect of a licensed healthcare service) responsible for overseeing the day-to-day operations of the service and ensuring operational compliance with the HCSA; (b) the requirement for the appointment of a clinical governance officer for certain selected services responsible for clinical and technical oversight of more complex services that require specialized expertise; and (c) the requirement that the governing body of a licensed healthcare service possesses the competence and skills to carry out its role.

The HCSA also authorizes the MOH to obtain and publish information on non-compliant licensees and unlicensed providers. Publicity restrictions will also be tightened to prohibit unlicensed persons from advertising healthcare service claims. Additionally, licensees will be required to contribute to the National Electronic Health Record (the “NEHR”). NEHR enables a patient’s health record to follow them regardless of where they seek treatment such that a patient’s records will not be lost should a provider cease operations.

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

Regulation 4 of the Health Products (Licensing of Retail Pharmacies) Regulations 2016 (the “Licensing of Retail Pharmacies Regulations”) stipulates that a person must not supply any specified health product through telepharmacy services unless the person has a valid pharmacy license and has obtained the prior approval of the HSA to provide telepharmacy services at or from the retail pharmacy specified in the pharmacy license and complies with the conditions imposed by the HSA.

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

Pursuant to the Medicines Act, the person selling or supplying any medicinal product must adhere to regulations concerning labelling, marking and display of distinctive marks on containers and packages of medicinal products. Further, persons who publish any medical advertisement that refers to any skill or service relating to the treatment of any disease or condition, or directly or indirectly suggest that the article advertised will prevent, alleviate or cure such diseases or conditions specified in the Medicines Act and the Medicines (Medical Advertisements) Regulations, subject to specified exception, shall be guilty of an offense under the Medicines Act.

The Licensing of Retail Pharmacies Regulations provides that a person must not supply by retail sale and specified health product, unless, inter alia, it holds a pharmacy license and the supply of the specified health product is carried out at or from the retail pharmacy specified in the pharmacy license by an in-store pharmaceutical officer or in the absence of that office, by a special mode with the prior approval of the HSA.

The qualification requirements and application processes for registration of pharmacists and the regulation of the practice of pharmacy in Singapore are governed by the Pharmacists Registration Act.

Personal Data Protection Act 2012 (the “PDPA”)

The PDPA generally requires organizations to give notice and obtain consents prior to collection, use or disclosure of personal data (being data, whether true or not, about an individual who can be identified from that data or other accessible information), and to provide individuals with the right to access and correct their own personal data. Organizations have mandatory obligations to assess data breaches that they suffer, and to notify the PDPC and the relevant individuals where the data breach is of a certain severity. The PDPA also imposes various baseline obligations on organizations in connection with permitted uses of, accountability for, the protection of, the retention of, and overseas transfers of, personal data.

The PDPA creates various offenses in connection with the improper use of personal data, certain methods of collecting personal data and certain failures to comply with the requirements under the PDPA. These offenses may be applicable to organizations, their officers and/or their employees. Offenders are liable on conviction to fines and/or imprisonment. The PDPA empowers the PDPC with significant regulatory powers to ensure compliance with the PDPA, including powers to investigate, give directions and impose a financial penalty of (i) 10% of the annual turnover in Singapore of the organization, in the case of a contravention on or after the date of commencement of Section 24 of the Personal Data Protection (Amendment) Act 2020 by an organization whose annual turnover in Singapore exceeds S$10 million or (ii) S$1 million in any other case. The PDPC must be notified within 3 calendar days of assessing a notifiable breach. In addition, the PDPA created a right of private action, pursuant to which the Singapore courts may grant damages, injunctions and relief by way of declaration, to persons who suffer loss or damages directly as a result of contraventions of certain requirements under the PDPA.

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

Results of Operations

The following table sets forth our summarized consolidated statement of operations data for the years ended June 30, 2026, 2025 and 2024 and the dollar and percentage change between the respective periods:

	Years Ended June 30,
	2026	2025	2024	2026 to 2025	2025 to 2024
	USD	USD	USD	% Change	% Change
Revenue	$7,741,187	$7,646,739	$13,968,535	1.2	(45.3)
Costs of revenue	(6,098,403)	(6,366,621)	(11,430,162)	(4.2)	(44.3)
Gross Profit	1,642,784	1,280,118	2,538,373	28.3	(49.6)

Operating expenses:
Salaries and benefits	990,328	1,569,769	4,045,692	(36.9)	(61.2)
Depreciation and amortization	292,284	172,018	149,078	69.9	15.4
Selling, general and administrative	2,021,386	2,669,395	4,927,584	(24.3)	(45.8)
Share-based compensation	1,543,455	414,051	9,119,764	272.8	(95.5)
Total operating expenses	4,847,453	4,825,233	18,242,118	0.5	(73.5)
Other income:
Government incentives	23,398	30,751	-	(23.9)	100.0
Loss on liquidation of Subsidiary	(6,472)	-	-	-	-
Other income, net	363	130,558	81,759	(99.7)	59.7
Total other income, net	17,289	161,309	81,759	(89.3)	97.3

Loss before income tax expense	(3,187,380)	(3,383,806)	(15,621,986)	(5.8)	(78.3)
Income tax credit	-	-	19,194	-	(100.0)
Net loss	(3,187,380)	(3,383,806)	(15,602,792)	(5.8)	(78.3)

Foreign currency translation adjustment, net of income tax	(158,265)	163,030	139,230	(197.1)	17.1
Comprehensive loss	(3,345,645)	(3,220,776)	(15,463,562)	3.9	(79.2)

Comparison of Years Ended June 30, 2026 and 2025

Revenue

Our revenues are derived mainly from the provision of telemedicine and other services, sale of medicine and medical devices. Our revenue increased by 1.2% to US$7.74 million for financial year ended June 30, 2026, as compared to US$7.65 million for financial year ended June 30, 2025.

The US$0.09 million increase in revenue between the financial years ended June 30, 2026 and 2025 was primarily attributable to a US$0.27 million increase in revenue from our telemedicine segment, partially offset by a US$0.17 million decrease in revenue from the sale of medicines and medical devices segment.

The following table summarized our revenue breakdowns for the financial year ended June 30, 2026 and 2025:

	Years Ended June 30,
	2026		2025
	USD	Percentage	USD	Percentage	% Change
Telemedicine - Private sector	$7,008,986	90.5%	$6,887,201	90.1%	12.2
Other services	58,740	0.8	46,649	0.6	1.2
Telemedicine and other services - sub-total	7,067,726	91.3	6,933,850	90.7	13.4
Sale of medicine and medical devices	673,461	8.7	712,889	9.3	(3.9)

Total revenue	7,741,187	100.0	7,646,739	100	9.4

Telemedicine and other services

The increase in telemedicine revenue was driven by revenue contribution from private sector as follows.

	Financial Year Ended June 30, 2026 (‘000)	Financial Year Ended June 30, 2025 (‘000)	% Change
Number of new users	64	86	(25.6)
Number of private telemedicine transactions	668	781	(14.5)
Number of public telemedicine transactions	-	-	-
Total telemedicine transactions	668	781	(14.5)

The number of private telemedicine transactions on our MaNaDr platform decreased by about 14.5% when compared with the financial year ended June 30, 2025. The majority of these private telemedicine transactions are paid immediately with credit cards, which differs from other companies which might require reimbursement from other payors.

Cost of revenue

Cost of revenue decreased by US$0.27 million for the financial year ended June 30, 2026. The decrease was mainly due to the decrease in number of telemedicine cases by 14.5% for the financial year ended June 30, 2026 compared with the financial year ended June 30, 2025.

Salaries and benefits

Salaries and benefits were approximately US$0.99 million for the financial year ended June 30, 2026, compared to approximately US$1.6 million for the financial year ended June 30, 2025. The decrease was primarily driven by lower personnel headcount during the year, as well as the capitalization of certain employee-related costs as software development expenses in accordance with applicable accounting standards.

Depreciation and amortization expenses

Depreciation and amortization expenses increased slightly by US$0.12 million mainly due to the additional depreciation and amortization expenses arising from the capitalization of software development cost during the financial year ended June 30, 2026.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased from US$2.7 million for the financial year ended June 30, 2025 to US$2.0 million for the financial year ended June 30, 2026. The decrease was mainly due to (i) the decrease in professional fees; and (ii) the decrease in IT-related cloud server maintenance expenses which is in line with the decrease of number of telemedicine cases during the financial year ended 30, 2026 compared to the financial year ended 30, 2025.

Share-based compensation

Share-based compensation expenses consist primarily of share-based payments to employees pursuant to the established Employee Incentive Plan. For the financial year ended June 30, 2026, the Company recognized share-based compensation expenses of US$1.5 million for employees and non-employees, which was partially offset by the capitalization of certain employee-related costs as software development expenses.

Other income, net

Other income, net decrease at approximately US$17,000 and US$161,000 for the financial years ended June 30, 2026 and 2025 respectively.

Net loss

As a result of the foregoing, we incurred a net loss of US$3.2 million for the financial year ended June 30, 2026 as compared to a net loss of US$3.4 million for the financial year ended June 30, 2025.

Key non-GAAP Financial Measures

In addition to the measures presented in our consolidated financial statements, we use the following key non-GAAP financial measures to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure calculated as net loss adjusted to exclude: (a) finance cost, (b) income tax expenses, (c) depreciation and amortization, (d) share-based compensation expenses, and (e) IPO related expenses.

Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with US GAAP. For a reconciliation of Adjusted EBITDA to the most directly comparable US GAAP measure see the section titled “Reconciliation of non-GAAP Financial Measures”.

Reconciliation of non-GAAP Financial Measures

To supplement our financial information, we use the following non-GAAP financial measures: Adjusted EBITDA. However, the definitions of our non-GAAP financial measures may be different from those used by other companies, and therefore, may not be comparable. Furthermore, these non-GAAP financial measures have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated financial statements that are necessary to run our business. Thus, these non-GAAP financial measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with US GAAP. We compensate for these limitations by providing a reconciliation of these non-GAAP financial measures to the related US GAAP financial measures. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view these non-GAAP financial measures in conjunction with their respective related US GAAP financial measures.

The following tables provide reconciliations of Adjusted EBITDA.

	Financial Year Ended June 30, 2026	Financial Year Ended June 30, 2025

Net loss	(3,187,380)	(3,383,806)
Income tax benefit	-	-
Depreciation and amortization expenses	292,284	172,018
Share-based compensation expenses	1,543,455	414,051
IPO related expenses	-	208,437

Adjusted EBITDA	(1,351,641)	(2,589,300)

Comparison of Years Ended June 30, 2025 and 2024

Revenue

Our revenues are derived mainly from the provision of telemedicine and other services, sale of medicine and medical devices. Our revenue decreased by 45.3% to US$7.6 million for financial year ended June 30, 2025, as compared to US$14.0 million for financial year ended June 30, 2024.

The US$6.3 million decreases in our revenue between financial year ended June 30, 2025 and 2024 was mainly due to the decreased revenue contribution of US$6.1 million from our telemedicine segment and US$0.3 million from sale of medicine and medical devices segment.

The following table summarized our revenue breakdowns for the financial year ended June 30, 2025 and 2024:

	Years Ended June 30,
	2025		2024
	USD	Percentage	USD	Percentage	% Change
Telemedicine - Private sector	$6,633,098	86.70%	$12,631,657	90.4%	(47.5)
Telemedicine - Public sector	-	-	156	0.0	(100)
Other services	167,189	2.2	225,875	1.6	(26.0)
Telemedicine and other services - sub-total	6,800,287	88.9	12,857,688	92	(47.1)
Sale of medicine and medical devices	846,452	11.1	1,110,847	8	(23.8)

Total revenue	7,646,739	100	13,968,535	100	(45.3)

The decrease in telemedicine revenue was driven by revenue contribution from private sector as follows.

	Financial Year Ended June 30, 2025 (‘000)	Financial Year Ended June 30, 2024 (‘000)	% Change
Number of new users	86	233	(63.1)
Number of private telemedicine transactions	781	1,547	(49.5)
Number of public telemedicine transactions	-	-	-
Total telemedicine transactions	781	1,547	(49.5)

The number of private telemedicine transactions on our MaNaDr platform decreased by about 49.5% when compared with the financial year ended June 30, 2024. The majority of these private telemedicine transactions are paid immediately with credit cards, which differs from other companies which might require reimbursement from other payors.

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

Key Non-GAAP Financial Measures

In addition to the measures presented in our consolidated financial statements, we use the following key non-GAAP financial measures to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure calculated as net loss adjusted to exclude: (a) finance cost, (b) income tax expenses, (c) depreciation and amortization, (d) share-based compensation expenses, and (e) IPO related expenses.

Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with US GAAP. For a reconciliation of Adjusted EBITDA to the most directly comparable US GAAP measure see the section titled “Reconciliation of non-GAAP Financial Measures”.

Reconciliation of non-GAAP Financial Measures

To supplement our financial information, we use the following non-GAAP financial measures: Adjusted EBITDA. However, the definitions of our non-GAAP financial measures may be different from those used by other companies, and therefore, may not be comparable. Furthermore, these non-GAAP financial measures have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated financial statements that are necessary to run our business. Thus, these non-GAAP financial measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with US GAAP. We compensate for these limitations by providing a reconciliation of these non-GAAP financial measures to the related US GAAP financial measures. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view these non-GAAP financial measures in conjunction with their respective related US GAAP financial measures.

The following tables provide reconciliations of Adjusted EBITDA.

	Financial	Financial
	Year Ended	Year Ended
	June 30, 2025	June 30, 2024

Net loss	(3,383,806)	(15,602,792)
Income tax benefit	-	(19,194)
Depreciation and amortization expenses	172,018	149,078
Share-based compensation expenses	414,051	9,119,764
IPO related expenses	208,437	2,978,956

Adjusted EBITDA	(2,589,300)	(3,374,188)

B. Liquidity and Capital Resources

Since inception, we have financed our operations primarily through proceeds received from shareholder loan, proceeds from IPO, share placement and payments received from our customers. As of June 30, 2026, our principal sources of liquidity were cash and cash equivalents of approximately US$2.5 million.

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

Our primary uses of cash have been used in the furtherance of growing our business, development of operations, establishing our staffing and investment in our technology platform. The following trends are reasonably likely to result in a material decrease in our liquidity over the near to long term:

●	A substantial increase in working capital requirements to finance our operations;
●	Addition of administrative and professional personnel as our business continues to grow;
●	The cost of being a public company; and
●	Payments for seeking and securing quality staffing personnel.

The following table presents a summary of our cash flow activity for the periods set forth below:

		Years Ended June 30,
	2026	2025	2024
	USD	USD	USD
Consolidated Statements of Cash Flows Data:
Net cash used in operating activities	$(1,527,685)	$(4,359,262)	$(6,405,366)
Net cash used in investing activities	(4,264,455)	(2,436,377)	(134,211)
Net cash provided by financing activities	7,432,975	959,017	10,882,236
Total	1,640,835	(5,836,622)	4,342,659

Cash Flow Activities for the Years Ended June 30, 2026, 2025 and 2024

Net Cash Used in Operating Activities

For the year ended June 30, 2026, cash used in operating activities was approximately US$1.5 million. This consisted of a net loss of approximately US$3.2 million, adjusted for non-cash items of approximately US$2.0 million and net changes in operating assets and liabilities of approximately US$0.5 million. Non-cash items primarily consisted of stock-based compensation of approximately US$1.5 million, depreciation and amortization of US$0.3 million, and non-cash lease expenses of US$0.2 million. The net changes in operating assets and liabilities were primarily driven by an decrease of approximately US$0.03 million in other current assets, a decrease of approximately US$0.2 million in accruals and other current liabilities, a net change of approximately US$0.2 million in operating lease assets and liabilities, and a decrease of approximately US$0.1 million in accounts payable.

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

Net Cash Used in Investing Activities

Cash used in investing activities was approximately US$4.3 million for the year ended June 30, 2026, which consisted of additions to intangible assets US$1.9 million, US$1.5 million deposit to PP Grid Sdn. Bhd. (“PPG”) and the operational loan of US$842,868 to PT Indopasifik Teknologi Medika Indonesia (“ITMI”) which are entities the Company is currently acquiring. These payments will form part of the total acquisition consideration for each party.

Cash used in investing activities was approximately US$2.4 million for the year ended June 30, 2025, which primarily consisted of purchase of intangible assets, property and equipment.

Cash used in investing activities was approximately US$0.1 million for the year ended June 30, 2024, which primarily consisted of purchase of property and equipment.

Net Cash Provided by Financing Activities

Cash provided by financing activities for the year ended June 30, 2026 was approximately US$7.4 million, primarily derived from financing transactions, including SEPA share subscriptions of approximately US$2.6 million, ATM share subscriptions of approximately US$4.1 million, and a securities placement that generated approximately US$0.9 million.

Cash provided by financing activities for the year ended June 30, 2025 was approximately US$1.0 million, which primarily consisted of SEPA share subscriptions US$0.9 million

Cash provided by financing activities for the year ended June 30, 2024 was approximately US$10.9 million, which primarily consisted of IPO proceeds and pre-IPO share subscriptions of approximately US$9.1 million and US$1.8 million respectively.

Commitments and Contingencies

The following table summarizes our contractual obligations and commitments as of June 30, 2026:

	Payment Due by Period
	Total	Less than 1 Year	1 to 3 Years
	USD	USD	USD
Operating lease commitments	$160,087	$96,423	$63,664
Total	$160,087	$96,423	$63,664

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table provides information regarding our directors, executive officers and key personnel as of the date of this Annual Report.

Name	Age	Position/Title
Directors and Executive Officers
Siaw Tung Yeng	61	Co-Chief Executive Officer/Chairman of the Board/Director
Teoh Pui Pui	49	Co-Chief Executive Officer/Chief Operating Officer/Director
Ho Hin Yip	52	Independent Director
Tan Kim Han Raymond	47	Independent Director
Gabe Rijpma	51	Independent Director

Key Personnel
Leong Aik Huat	60	Chief Financial Officer
Nathan Siaw Seng Taat	32	Chief Medical Officer
Felicia Chan Siew Siew	42	Chief Technology Officer

Siaw Tung Yeng, our co-founder and director and Chairman of the Board, has served as the Co-Chief Executive Officer since our inception in 2016. Dr. Siaw has more than 30 years of professional experience in healthcare and medical informatics, and has been a senior consultant in family medicine since 2004. Dr. Siaw has also been complementing his work as a physician with IT knowledge for over 20 years. Prior to founding the Company, Dr. Siaw served as chief information officer, chairman of medical audit subcommittee and regional medical director of Healthway Medical Group from 2000 to 2004. Healthway Medical Group has one of the largest networks of clinics and medical centers in Singapore, operating more than 100 clinics and medical centers. From 2004 to 2020, Dr. Siaw served as a director overseeing the operation of United Vision Holdings Pte Ltd, which owns several family medicine clinics across Singapore. During the same period, Dr. Siaw also served as a senior consultant family physician of Healthmark Family Medicine Clinic managed by United Vision Holdings Pte Ltd, where he was in charge of delivering comprehensive, continuing and holistic care of all patients in the context of family practice. From 2006 to 2021, Dr. Siaw had been a medical director at Gloco Pte Limited Singapore, which provides health IT services since 2006. Since 2013, Dr. Siaw has been an examiner for Graduate Diploma in Family Medicine. He was also a clinical lecturer (Family Medicine) for Yong Loo Lin School of Medicine, National University of Singapore from 2013 to 2020. Dr. Siaw graduated from the National University of Singapore with a Bachelor of Medicine, Bachelor of Surgery degree in 1991 and a Master of Medicine degree in 1995. He was also awarded fellowship at the College of Family Physician in 2000.

Currently, Dr. Siaw also serves as a member of Singapore Medical Council’s Complaints Panel, a member of Singapore Medical Council’s Disciplinary Committee, a senior consultant family physician of HealthLight Family Medicine Clinic, an examiner in Graduate Diploma in Family Medicine examination, and an advisor of Singapore Family Medicine Continuing Medical Education.

Teoh Pui Pui, our co-founder, director, has been our Co-Chief Executive Officer and Chief Operating Officer since 2019 and is primarily responsible for developing and implementing business strategies, managing relationships with key stakeholders and overseeing the day-to-day operations of the organization. Dr. Teoh is also our medical doctor in charge of medical diagnosis and treatment. Dr. Teoh also serves as the director of EC Family Clinic and the director of Punggol Ripples Family Clinic in Singapore. In these roles, Dr. Teoh is primarily responsible for the management of the clinics, overseeing the clinics’ strategic objectives, policies and overall directions. From 2004 to 2007, Dr. Teoh served as an instructor in Advance Trauma Life Support. From 2003 to 2007, Dr. Teoh served as the surgical resident (general surgery and hand surgery) of National Healthcare Group, which is a leader in public healthcare in Singapore and recognized for the quality of its medical expertise and facilities. Dr. Teoh was a member of the American Academy of Family Physicians from 2013 to 2017 and an academy member of International Master Course on Aging Science Asia from 2016 to 2017. She currently serves as an associate of American Aesthetic Association, a member of American Society for Laser Medicine and Surgery, Inc, and a member of American Academy of Aesthetic Medicine. Dr. Teoh graduated with a Bachelor of Medicine, Bachelor of Surgery degree from National University of Singapore in 2002, a Post Graduate Diploma in Practical Dermatology from Cardiff University, UK in 2010, a Post Graduate Diploma in Family Medicine from National University of Singapore in 2011, and a Post Graduate Diploma in Aesthetic Medicine from American Academy of Aesthetic Medicine in 2016. She also holds various certificates, including the Certificate of Accreditation Family Physician awarded by the Ministry of Health of Singapore, the Certificate of Registration Family Physician awarded by the Singapore Medical Council, as well as Certificate in Aesthetic Medicine and Certificate in Mesotherapy awarded by the American Academy of Aesthetic Medicine.

Ho Hin Yip is our independent director and serves as the chairman of the audit committee and as a member of the compensation and nominations committee. Since April 2012, Mr. Ho has been serving as the financial controller and joint company secretary of China Shenshan Orchard Holdings Co. Ltd (SGX: BKV) (formerly known as Dukang Distillers Holdings Limited). Since December 2012, Mr. Ho has been serving as an independent non-executive director of China Ever Grand Financial Leasing Group Co., Limited (HKEx:00379). Since November 2012, Mr. Ho has been serving as the managing director of JRK Certified Public Accountants Ltd. From October 2015 to December 2023, Mr. Ho served as an independent non-executive director of Jiyi Holdings Limited (HKEx: 01495). From August 2018 to July 2019, Mr. Ho served as an independent non-executive director of Hope Life International Holdings Limited (HKEx: 01683). From December 2014 to April 2020, Mr. Ho served as an independent non-executive director of Xinhua News Media Holdings Limited (HKEx: 00309). Mr. Ho has been a practicing member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants since February 2005 and August 2005, respectively. Mr. Ho obtained a Bachelor of Business Administration in Professional Accountancy from the Chinese University of Hong Kong in 1997.

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

Leong Aik Huat joined our Company in June 2025 and is currently our Chief Financial Officer overseeing key financial aspects including management of a finance team to set up our financial reporting system, supporting senior management in developing plans for financial growth, financial reporting, forecasting and budgeting, compliance with applicable accounting and legal requirements, as well as tax matters. Mr. Leong has over three decades of financial leadership experience across diverse industries, including education, technology, and corporate finance. From October 2019 to November 2024, Mr. Leong was Senior Group Financial Controller at OSIM International Pte Ltd, managing complex financial operations and strategic growth. He also held key financial leadership positions at publicly listed companies, serving as Financial Controller at Raffles Education Ltd. (from July 2002 to January 2016) and Oriental University City (HK) Ltd. (from February 2016 to October 2019). Mr. Leong holds a Bachelor of Science and Master of Science degree from the National University of Singapore and is a Certified Practising Accountant (CPA) Australia. His extensive expertise in financial reporting, compliance, and strategic decision-making continues to drive sustainable growth for the Company.

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

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K. Except as disclosed below, our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

The Company received goods and services from director Rachel Teoh Pui Pui amounting to $3,103, $8,354, and $1,431 for the years ended June 30, 2026, 2025, and 2024, respectively, with payable balances of nil and $798 as of June 30, 2026 and 2025. Additionally, the Company received goods and services from director Siaw Tung Yeng amounting to $46,651, $46,750, and $34,333 for the years ended June 30, 2026, 2025, and 2024, respectively, with payable balances of $7,721 and $140,862 as of June 30, 2026 and 2025. All such balances are unsecured, interest-free, and due on demand, and no payments have been made as of the date the financial statements were available to be issued.

B. Compensation

For the year ended June 30, 2026, we incurred compensation of approximately S$ 4,128,796 (US$ 3,212,134) to our executive officers and S$139,707 (US$108,690) to our non-executive directors.  We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our Singapore subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Subject to any separate requirement for audit committee approval under applicable law or the Listing Rules of the Nasdaq Stock Market, a director may vote in respect of any contract or transaction or proposed contract, that he or she may be interested therein, provided that the nature of the interest has been declared in accordance with our Articles, and he or she may also be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract shall come before the meeting for consideration. Our Board may exercise all of the powers of our Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital, or any part thereof, and to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our Company or of any third-party. None of our directors has a service contract with us that provides for benefits upon termination of service.

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

On June 6, 2025, the Company granted a total of 332,019 Restricted Shares (or 11,068 Restricted Shares given effect of the Second Share Consolidation, and Third Share Consolidation) of a par value of US$0.000032 (or US$0.00096 given effect of the First Share Consolidation, Second Share Consolidation, and Third Share Consolidation) each to the holders of the options, pursuant to the provisions of the Plan. While these awards vested in June 2025, the shares were issued on July 3, 2025 and July 14, 2025.

On September 23, 2025, the Company effected the Second Share Consolidation, and as a result, (i) every five (5) Second Pre-Consolidation Class A Ordinary Shares were combined into one Second Post-Consolidation Class A Ordinary Shares, and (ii) every five (5) Second Pre-Consolidation Class B Ordinary Shares were combined into one Second Post-Consolidation Class B Ordinary Share. On September 23, 2025, the issued 5,454,886 Class A Ordinary Shares and 1,459,438 Class B Ordinary Shares of a nominal or par value of US$0.000032 each under the Plan were consolidated into 1,090,977 Class A Ordinary Shares and 291,888 Class B Ordinary Shares of a nominal or par value of US$0.00016 each (subject to rounding up of fractional shares to the nearest whole number). Upon the opening of business on September 25, 2025, the Company’s Class A Ordinary Shares began trading on the Nasdaq Capital Market (“Nasdaq”) on a post-share combination basis under the current symbol “MNDR”.

On February 6, 2026, the Plan was amended to include Class B ordinary shares of the Company available for the granting of awards, effective on February 6, 2026. The maximum aggregate number of Class A ordinary shares and Class B ordinary shares of the Company authorized for issuance each financial year under the Plan shall not exceed 15% of the total number of issued and outstanding Class A and Class B ordinary shares of the Company.

On March 16, 2026, the Company issued a total of 478,050 restricted Class A Ordinary Shares (or 79,675 restricted Class A Ordinary Shares given effect of the Third Share Consolidation) and 43,783 restricted Class B Ordinary Shares (or 7,297 restricted Class B Ordinary Shares given effect of the Third Share Consolidation) of a nominal or par value of US$0.00016 (or US$0.00096 given effect of the Third Share Consolidation) each to Dr Siaw Tung Yeng, Dr Teoh Pui Pui, our Chief Financial Officer, certain key personnel and employees at the price of US$0.9186 per share.

On April 11, 2026, the Board of Directors of the Company approved the issuance of an aggregate of 750,000 (or 125,000 Class A Ordinary Shares given effect of the Third Share Consolidation) Class A ordinary shares and 750,000 (or 125,000 Class B Ordinary Shares given effect of the Third Share Consolidation) Class B ordinary shares of the Company to Dr. Siaw Tung Yeng, our Co-Chief Executive Officer and Chairman, and 750,000 (or 125,000 Class A Ordinary Shares given effect of the Third Share Consolidation) Class A ordinary shares and 750,000 (or 125,000 Class B Ordinary Shares given effect of the Third Share Consolidation) Class B ordinary shares to Dr. Teoh Pui Pui, our Co-Chief Executive Officer, as part of their respective remuneration packages.

With effect from June 22, 2026, the Third Share Consolidation became effective, and as a result, (i) every six (6) Third Pre-Consolidation Class A Ordinary Shares were combined into one Third Post-Consolidation Class A Ordinary Shares, and (ii) every six (6) Third Pre-Consolidation Class B Ordinary Shares were combined into one Third Post-Consolidation Class B Ordinary Share. As a result of the Third Share Consolidation, the number of outstanding Class A Ordinary Shares were reduced from 5,331,549 Class A Ordinary Shares to approximately 888,592 Class A Ordinary Shares (subject to rounding up of fractional shares to the nearest whole number). Upon the opening of business on June 29, 2026, the Company’s Class A Ordinary Shares began trading on the Nasdaq Capital Market (“Nasdaq”) on a post-share combination basis under the current symbol “MNDR”.

On August 11, 2026, the Plan was amended to reflect the updated par value of the shares and to update the form of the letter of offer for awards under the Plan.

On the same day, the Company issued a total of 111,056 restricted Class A Ordinary Shares and 45,891 restricted Class B Ordinary Shares of a nominal or par value of US$0.00096 each to Dr Siaw Tung Yeng, Dr Teoh Pui Pui, our Chief Financial Officer, certain key personnel and employees at the price of US$1.64 per share.

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

Size of the Plan. The aggregate number of Class A Ordinary Shares of a nominal or par value of US$0.00096 each and Class B Shares of a nominal or par value of US$0.00096 each in the capital of the Company (together, the “Shares”) which may be issued each financial year pursuant to Awards (as defined below) granted under this Plan shall not exceed fifteen per cent. (15%) of the total issued Class A Shares and Class B Shares of a nominal or par value of US$0.00096 each in the capital of the Company (“Issued Shares”). Each Class A Share is entitled for one vote and each Class B Share is entitled for ten votes.

Duration of the Plan. The Plan may be terminated at any time by the Committee or, at the discretion of the Committee, by ordinary resolution of the Company, and if the Plan is so terminated, no further Awards shall be offered hereunder.

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

Grant of Awards. Under the Plan, the Company may grant an option to subscribe for one or more Shares (“Option”) or shares which are subject to certain restrictions and may be subject to the risk of forfeiture (“Restricted Shares”) (together, the “Awards”). An Award may be granted at any time as may be determined by the Committee in its sole and absolute discretion and may be granted subject to such conditions as may be determined by the Committee in its absolute discretion.

Restricted Shares. At the time of grant, the Committee may, in its sole discretion, establish a period of time (a “Restricted Period”) and any additional restrictions including the satisfaction of corporate or individual performance objectives applicable to an Award of Restricted Shares. Each Award of Restricted Shares may be subject to a different Restricted Period and additional restrictions. Restricted Shares may not be sold, transferred, assigned, pledged, or otherwise encumbered or disposed of during the Restricted Period or prior to the satisfaction of any other applicable restrictions. The restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Committee determines at the time of the grant of the Award or thereafter.

Forfeiture/Repurchase of Restricted Shares. Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon the occurrence of a Lapsing Event (as defined in the Plan), Restricted Shares that are at that time subject to restrictions shall be forfeited or repurchased in accordance with the Letter of Offer (as defined in the Plan).

Exercise Price. The exercise price payable for each Share in respect of which an Option is exercisable (the “Exercise Price”) shall be determined by the Committee from time to time, provided that in no event shall the exercise price per Share be less than the par value of such Share.

Option period and vesting schedule. Options shall be exercisable only after vesting. Subject to the occurrence of certain events, the lapsing or the expiry of options as detailed in the Plan, the Options shall be exercisable in whole or in part, before the expiry of 10 years from the date of grant of the Option, or such other date as may be determined by the Committee. In the event of a change of control in the shares of the Company, such as a trade sale, a takeover, any acquisition of a majority shareholding interest in the Company by a third party or a compromise or arrangement proposed for the purposes of, or in connection with, a scheme for the reconstruction of the Company or its amalgamation with another company or companies, the Options granted to such Participants shall immediately vest and the Committee will, as soon as practicable and prior to the completion of such event, procure the allotment or transfer to each Participant of the relevant number of Shares. Notwithstanding any other Rule of the Plan, all Awards to the extent unvested and/or unexercised may be accelerated at the sole and absolute discretion of the Committee and upon such terms and conditions as it deems fit upon the occurrence of certain events

Exercise of Options. An Option may be exercised, in whole or in part, by a Participant giving notice in writing to the Company in or substantially in the form set out in the Plan, subject to modifications as the Committee may from time to time determine, accompanied by (i) a remittance for the full amount of the aggregate Subscription Price payable in respect of all the Shares to be subscribed for upon exercise of the Option to the bank account of the Company, and (ii) any other documentation which the Committee may require in connection with an exercise of the Option.

Transfer Restrictions. An Award shall be personal to the Participant to whom it is granted and, prior to the allotment and/or transfer to the Participant of the Shares to which the Award relates, shall not be transferred (other than to a Participant’s personal representative on the death of that Participant), charged, assigned, pledged or otherwise disposed of, in whole or in part, except with the prior approval of the Committee. If a Participant shall do, suffer or permit any such act or thing as a result of which he would or might be deprived of any rights under an Award without the prior approval of the Committee, that Award shall immediately lapse.

Share Issuances to Directors, Officers and Key Personnel after June 30, 2026

On August 17, 2026, our board of directors approved the allotment and issuance of an aggregate of 1,120,000 Class A ordinary shares to 39 of our key personnel as part of their remuneration packages for the fiscal year ending June 30, 2027. These shares are subject to share transfer restrictions under a deed of undertaking entered into by each of these key personnel.

On August 27, 2026, we issued an aggregate of 111,056 Class A ordinary shares and 45,891 Class B ordinary shares under our FY2027 Employee Incentive Plan to our Co-Chief Executive Officers and our Chief Financial Officer, as follows: 60,690 Class A ordinary shares and 27,534 Class B ordinary shares to Ms. Teoh Pui Pui, Co-Chief Executive Officer, 40,460 Class A ordinary shares and 18,357 Class B ordinary shares to Dr. Siaw Tung Yeng, Co-Chief Executive Officer and Chairman, and 9,906 Class A ordinary shares to Mr. Leong Aik Huat, Chief Financial Officer.

On September 22, 2026, our board of directors approved the allotment and issuance of an aggregate of 1,980,000 Class A ordinary shares to six of our directors and officers and 500,000 Class C ordinary shares to Siaw Tung Yeng and Teoh Pui Pui as part of their remuneration packages for the fiscal year ending June 30, 2027. These shares are subject to share transfer restrictions under a deed of undertaking entered into by each of these directors and officers.

Except as noted above, we did not, and will not, issue any other stock options or share grants as of the date of this annual report.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our Ordinary Shares as of June 30, 2026 by:

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

	Ordinary Shares Beneficially Owned				% of Aggregate Voting
	Class A Ordinary Shares		Class B Ordinary Shares		Power
Directors and Executive Officers	Shares	%	Shares	%
Siaw Tung Yeng	150,131	13.9	157,278	51.4	41.6
Teoh Pui Pui	171,051	15.8	136,087	44.5	37.0
Ho Hin Yip	-	-	-	-	-
Tan Kim Han Raymond	-	-	-	-	-
Gabe Rijpma	-	-	-	-	-
Leong Aik Huat	7,578	0.7	-	-	0.2
		-	-
All Directors and Executive Officers as a Group	328,760	30.5	293,365	95.9	78.8

Principal Shareholders
Siaw Tun Mine	-	-	12,582	4.1	3.0

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 2 Venture Drive, #07-08 Vision Exchange, Singapore 608526.

As of June 30, 2026, approximately 63.9 % of our issued and outstanding Class A Ordinary Shares, 0.0% of our issued and outstanding Class B Ordinary Shares are held in the United States by one record holder (Cede and Company, as nominee for beneficial shareholders).

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

In June 2020, we entered into a partnership agreement with five clinics, of which two clinics are jointly owned by our co-founders and directors Siaw Tung Yeng and Teoh Pui Pui, and one clinic is 50% owned by Teoh Pui Pui (collectively, the “Related Party Clinics”). Pursuant to such agreement, we offer our MaNaDr platform, including related IT, administration and accounting services to the clinics, and the clinics provide teleconsultation, including related medication supply, delivery, and phlebotomists services to us. For the years ended June 30, 2026, 2025 and 2024, the purchase of goods and services by us from the Related Party Clinics amounted to US$0.3 million, US$0.4 million and US$0.1 million, and the sales of goods and services by us to the Related Party Clinics amounted to US$0.5 million, US$0.5 million and US$0.4 million respectively.  See Note 11 to the consolidated financial statements for more details.

We obtain advances from our directors or shareholders for working capital purpose and receiving goods and services from time to time in the year ended June 30, 2026, 2025 and 2024. As of June 30, 2026, 2025 and 2024, we had amount due to: Siaw Tung Yeng of US$7,721, US$0.1 million and US$0.5 million, respectively. The balances are unsecured and interest-free. The 2026 balance is repayable on demand. For the 2025 and 2024 balance, Siaw Tung Yeng agreed not to demand repayment for 18 months. Repayment of that amount is also subject to the subsidiary having sufficient funds without adversely affecting its operations. In April 2022, Siaw Tung Yeng converted S$6.5 million (US$4.8 million) of the amount due to him into 11,631 of our Class A Ordinary Shares.  See Note 11 to the consolidated financial statements for more details.

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

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our Amended and Restated Memorandum and Articles of Association (adopted with effect from June 22, 2026 by a Special Resolution passed on June 8, 2026) of the Registrant, Exhibit 3.1 and the description of differences in corporate laws contained in our registration statement on Form F-3 (File No. 333- 288693), as amended, filed with the SEC on July 16, 2025.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

Under Singapore law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File No.s 333-277254 and 333-294125), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders were exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act until March 18, 2026. On December 18, 2025, President Trump signed into law the Holding Foreign Insiders Accountable Act (HFIAA), which eliminates the exemption to comply with Section 16 of the Exchange Act. The new law took effect on March 18, 2026. Once in effect, directors and officers of foreign private issuers will be required to publicly report their ownership in, and transactions involving, the applicable foreign private issuer’s securities to the SEC on Forms 3, 4, and 5.

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

For the years ended June 30, 2026 and 2025

Concentration of customers

As of June 30, 2026, no single customer represented more than 10% of the Company’s total accounts receivable. Similarly, as of June 30, 2025, there was no customer that accounted for more than 10% of the Company’s accounts receivable.

None of the customers accounted more than 10% of the Company’s total revenue for the year ended June 30, 2026 and 2025.

Concentration of vendors

For the year ended June 30, 2026, 1 supplier accounted more than 10% of the account payable. For the year ended June 30, 2025, none of the suppliers accounted more than 10% of the Company’s account payable.

For the year ended June 30, 2026 and 2025, none of the suppliers accounted more than 10% of the Company’s total purchases.

Foreign Exchange Risk

The functional currencies of our principal operating subsidiaries include the Singapore Dollar (“SGD”), Vietnamese Dong (“VND”), Malaysian Ringgit (“MYR”), and Indonesian Rupiah (“IDR”). Consequently, our financial position, results of operations, and cash flows are exposed to foreign currency exchange rate fluctuations. Our revenues, expenses, assets, and liabilities are denominated in these respective local functional currencies, while our consolidated financial statements are presented in U.S. Dollars (“US$”). Changes in foreign currency exchange rates, particularly fluctuations of the SGD, VND, MYR, and IDR relative to the U.S. Dollar, can impact our reported financial performance and equity upon translation into US$. We currently do not enter into derivative financial instruments to hedge against foreign currency risks, but we continuously monitor our exposure and may evaluate hedging strategies as necessary.

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

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2026 using its internal standard operating procedures (“SOP”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of June 30, 2026, the Company determined that there were no control deficiencies that constituted material weaknesses.

(c) Attestation report of the registered public accounting firm.

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to an exemption provided for emerging growth companies under the Jumpstart Our Business Startups Act of 2012.

(d) Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended June 30, 2026, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by JWF Assurance PAC and Simon & Edward, LLP, our independent registered public accounting firm for the periods indicated:

JWF Assurance PAC

	For the Fiscal Years Ended June 30,
	2026	2025	2024
Audit fees	$145,000	$150,000	$140,000
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees(2)	43,000	39,000	-
Total	$188,000	$189,000	$140,000

Simon & Edward, LLP

	For the Fiscal Years Ended June 30,
	2026	2025	2024
Audit fees(1)	$-	$-	$35,000
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees(2)	15,874	14,000	-
Total	$15,874	$14,000	$35,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2024.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

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

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Share Repurchase Program

On June 5, 2025, we issued a press release announcing that our Board of Directors approved a Share Repurchase Program under which the Company may repurchase up to 214,000 Class A ordinary shares (or 42,800 Class A Ordinary Shares given effect of the Second Share Consolidation), subject to the relevant rules under the Exchange Act, and the Company’s insider trading policy. The program became effective immediately for up to one year.

Under the Share Repurchase Program, the Company may repurchase shares from time to time in open market transactions, in privately negotiated transactions, through block trades, or through other legally permissible means, including Rule 10b5-1 trading plans, in accordance with applicable U.S. securities laws. The timing and actual number of shares repurchased depend on a variety of factors, including price, market conditions, and corporate and regulatory requirements. The Share Repurchase Program does not obligate the Company to repurchase any specific number of shares and may be modified, suspended, or terminated at any time at the Company’s discretion.

To date, the Company has not funded any repurchases and the Share Repurchase Program has ended upon expiration of its one-year term under the Share Repurchase Program.

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

MOBILE-HEALTH NETWORK SOLUTIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mobile-Health Network Solutions

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mobile-Health Network Solutions and its subsidiaries (collectively, the “Company”) as of June 30, 2026 and 2025, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2026, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

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

JWF Assurance PAC Singapore PCAOB ID Number 7095

October 30, 2026

MOBILE-HEALTH NETWORK SOLUTIONS

CONSOLIDATED BALANCE SHEETS

	As of June 30,
	2026	2025
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	2,549,951	1,034,103
Accounts receivable, net	91,689	108,999
Inventories, net	119,260	103,914
Other current assets	2,694,904	377,291
Amount due from related parties	152,875	159,424
Total current assets	5,608,679	1,783,731

Non-current assets
Property and equipment, net	57,551	138,421
Intangible assets, net	5,542,170	2,360,937
Operating leases right-of-use assets	156,830	164,861
Total non-current assets	5,756,551	2,664,219

TOTAL ASSETS	11,365,230	4,447,950

LIABILITIES
Current liabilities
Accounts payable	765,145	870,849
Accruals and other payables	458,661	563,530
Amount due to officers	7,721	798
Amount due to related parties	87,377	86,186
Operating lease liabilities, current	94,193	168,948
Total current liabilities	1,413,097	1,690,311

Non-current liabilities
Amount due to officers	-	140,862
Operating lease liabilities	63,206	-
Total non-current liabilities	63,206	140,862

TOTAL LIABILITIES	1,476,303	1,831,173

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, Class A, US$0.00096 par value, 6,500,000,000 shares authorized, 1,079,569 shares issued and outstanding as of June 30, 2026; Ordinary shares, Class A, US$0.00096 par value, 26,041,667 shares authorized, 124,837 shares issued and outstanding as of June 30, 2025*;	1,036	120
Ordinary shares, Class B, US$0.00096 par value, 6,500,000,000 shares authorized, 305,947 shares issued and outstanding as of June 30, 2026; Ordinary shares, Class B, US$0.00096 par value, 26,041,667 shares authorized, 48,648 shares issued and outstanding as of June 30, 2025*;	294	47
Ordinary shares, Class C, US$0.00096 par value, 6,500,000,000 shares authorized, 0 shares issued and outstanding as of June 30, 2026;	-	-
Additional paid-in capital	40,781,591	30,164,959
Accumulated deficit	(31,326,979)	(28,139,599)
Accumulated other comprehensive income	432,985	591,250
Total shareholders’ equity	9,888,927	2,616,777
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	11,365,230	4,447,950

The accompanying notes are an integral part of these consolidated financial statements.

*	Retroactively restated to give effect to a share consolidation at a ratio of 1:5 ordinary shares effective on September 23, 2025 (with Class A Ordinary Shares beginning trading on Nasdaq on a post-consolidation basis on September 25, 2025). Retroactively restated to give effect to a share consolidation at a ratio of 1:6 ordinary shares effective on June 22, 2026 (with Class A Ordinary Shares beginning trading on Nasdaq on a post-consolidation basis on June 29, 2026).

MOBILE-HEALTH NETWORK SOLUTIONS

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended June 30,
	2026	2025	2024
	US$	US$	US$

Revenue	7,741,187	7,646,739	13,968,535
- Third parties	7,264,802	7,154,494	13,544,991
- Related parties	476,385	492,245	423,544

Cost	(6,098,403)	(6,366,621)	(11,430,162)
- Third parties	(5,710,868)	(5,903,380)	(11,303,628)
- Related parties	(387,535)	(463,241)	(126,534)

Gross profit	1,642,784	1,280,118	2,538,373

Operating expenses:
Salaries and benefits (Note 12)	990,328	1,569,769	4,045,692
Depreciation and amortization	292,284	172,018	149,078
Selling, general and administrative	2,021,386	2,669,395	4,927,584
Share-based compensation	1,543,455	414,051	9,119,764
Total operating expenses	4,847,453	4,825,233	18,242,118

Other income:
Government incentives	23,398	30,751	-
Loss on liquidation of Subsidiary	(6,472)	-	-
Other income, net	363	130,558	81,759
Total other income, net	17,289	161,309	81,759

Loss before income tax expense	(3,187,380)	(3,383,806)	(15,621,986)

Income tax credit	-	-	19,194
Net loss	(3,187,380)	(3,383,806)	(15,602,792)

Other comprehensive income:
Foreign currency translation, net of income tax	(158,265)	163,030	139,230
Comprehensive loss	(3,345,645)	(3,220,776)	(15,463,562)

Net loss per share* (Note 16)
Basic and diluted	(5.03)	(19.50)	(108.57)

Weighted average number of ordinary shares*
Basic and diluted	634,081	173,485	143,716

The accompanying notes are an integral part of these consolidated financial statements.

*	Retroactively restated to give effect to a share consolidation at a ratio of 1:5 ordinary shares effective on September 23, 2025 (with Class A Ordinary Shares beginning trading on Nasdaq on a post-consolidation basis on September 25, 2025). Retroactively restated to give effect to a share consolidation at a ratio of 1:6 ordinary shares effective on June 22, 2026 (with Class A Ordinary Shares beginning trading on Nasdaq on a post-consolidation basis on June 29, 2026).

MOBILE-HEALTH NETWORK SOLUTIONS

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares, Class		Ordinary shares, Class				Accumulated
	A		B		Additional		other
	Shares	Par	Shares	Par	paid-in	Accumulated	comprehensive
	Outstanding*	value	Outstanding*	value	capital	losses	(loss)income	Total
	-	US$	-	US$	US$	US$	US$	US$
Balance as of June 30, 2023	55,849	54	50,326	48	8,496,710	(9,153,001)	288,990	(367,199)
Issuance of ordinary shares from private placement exercise (Note 10)	4,150	4	-	-	1,724,069	-	-	1,724,073
Stock-based compensation	21,967	21	-	-	9,119,743	-	-	9,119,764
Issuance of ordinary shares from public offering exercise (“IPO”)	10,781	10	-	-	9,126,366	-	-	9,126,376
Cashless exercise of common stock warrants	643	1	-	-	-	-	-	1
Net loss	-	-	-	-	-	(15,602,792)	-	(15,602,792)
Foreign currency translation adjustment	-	-	-	-	-	-	139,230	139,230
Balance as of June 30, 2024	93,390	90	50,326	48	28,466,888	(24,755,793)	428,220	4,139,453
Issuance of SEPA commitment shares (Note 10)	1,290	1	-	-	99,989	-	-	99,990
Issuance of ordinary shares in relation to the SEPA (Note 10)	24,730	24	-	-	984,035	-	-	984,059
Purchase of shares issued under securities purchase agreement	3,748	4	-	-	199,996	-	-	200,000
Stock-based compensation	-	-	-	-	414,051	-	-	414,051
Shares transfer from class B to class A	1,678	2	(1,678)	(2)	-	-	-	-
Share reverse-split round up	1	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	(3,383,806)	-	(3,383,806)
Foreign currency translation adjustment	-	-	-	-	-	-	163,030	163,030
Balance as of June 30, 2025	124,837	121	48,648	46	30,164,959	(28,139,599)	591,250	2,616,777
Issuance of ordinary shares in relation to the ATM(Note 10)	320,876	308	-	-	4,072,751	-	-	4,073,059
Issuance of ordinary shares in relation to the SEPA(Note 10)	276,399	265	-	-	2,596,678	-	-	2,596,943
Purchase of shares issued under securities purchase agreement	16,666	16	-	-	899,984	-	-	900,000
Stock based compensation	340,743	327	257,297	247	3,047,219	-	-	3,047,793
Share reverse split round up	48	-	2	-	-	-	-	-
Net loss	-	-	-	-	-	(3,187,380)	-	(3,187,380)
Foreign currency translation adjustment	-	-	-	-	-	-	(158,265)	(158,265)
Balance as of June 30, 2026	1,079,569	1,037	305,947	293	40,781,591	(31,326,979)	432,985	9,888,927

The accompanying notes are an integral part of these consolidated financial statements.

*	Retroactively restated to give effect to a share consolidation at a ratio of 1:5 ordinary shares effective on September 23, 2025 (with Class A Ordinary Shares beginning trading on Nasdaq on a post-consolidation basis on September 25, 2025). Retroactively restated to give effect to a share consolidation at a ratio of 1:6 ordinary shares effective on June 22, 2026 (with Class A Ordinary Shares beginning trading on Nasdaq on a post-consolidation basis on June 29, 2026).

MOBILE-HEALTH NETWORK SOLUTIONS

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended June 30,
	2026	2025	2024
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(3,187,380)	(3,383,806)	(15,602,792)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	292,284	172,018	149,078
Non cash lease expenses	218,887	270,243	184,820
Allowance for expected credit loss	-	13,609	-
Allowance for expected credit loss for related parties	144,767	-	-
Reversal for expected credit loss for other current asset	(9,534)	-	-
Write back of allowance for expected credit loss	-	(8,508)	-
Reversal for provision for stock obsolescence	-	(21,172)	-
Expenses related to SEPA (Note 10)	-	99,990	-
Stock-based compensation	1,543,455	414,051	9,119,764
Change in operating assets and liabilities:
Accounts receivable	17,310	(3,034)	(36,751)
Other current assets	34,789	101,401	(32,332)
Inventories	(15,346)	81,251	(17,612)
Accounts payable	(105,704)	(800,352)	312,385
Accruals and other current liabilities	(238,808)	(1,023,394)	(299,924)
Operating lease assets and liabilities, net	(222,405)	(271,559)	(182,002)
Net cash used in operating activities	(1,527,685)	(4,359,262)	(6,405,366)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,109)	(63,140)	(134,211)
Addition in intangible assets	(1,920,478)	(2,373,237)	-
Loan to a third party	(842,868)	-	-
Deposit payment for assets acquisition	(1,500,000)	-	-
Net cash used in investing activities	(4,264,455)	(2,436,377)	(134,211)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares	7,570,002	984,059	10,850,450
(Repayment) advance of other payables to related parties	(137,027)	(25,042)	31,786
Net cash provided by financial activities	7,432,975	959,017	10,882,236

Effect of exchange rate changes on cash and cash equivalents	(124,987)	163,030	139,230
Net change in cash and cash equivalents	1,515,848	(5,673,592)	4,481,889
Cash and cash equivalents - beginning of year	1,034,103	6,707,695	2,225,806
Cash and cash equivalents - end of year	2,549,951	1,034,103	6,707,695

SUPPLEMENTAL INFORMATION OF NON-CASH INVESTING ACTIVITIES:
Software development costs capitalized through share-based compensation	1,504,338	-	-

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	-	-	-
Cash refund from income taxes	-	-	71,532

The accompanying notes form an integral part of these consolidated financial statements.

1	Organization and business overview

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

The Company is headquartered in Singapore.

The consolidated financial statements of the Company include the following entities:

Name	Date of incorporation	Percentage of direct or indirect interests	Place of incorporation	Principal Activities
Mobile-Health Network Solutions	July 28, 2016		Cayman Islands	Investment holding
Manadr Pte. Ltd.	September 28, 2016	100%	Singapore	Providing healthcare through mobile and web portals
Mobile Health Pte. Ltd.	July 2, 2009	100%	Singapore	Developing IT systems on mobile phones
1 Healthservice Pte. Ltd.	September 28, 2016	100%	Singapore	Pharmacies, drug stores and other health services
Mana Aesthetics Pte. Ltd.	October 11, 2017	100%	Singapore	Beauty and other personal care services
Manadr Clinic Pte. Ltd.*	March 6, 2023	100%	Singapore	Clinics and other general medical services
Manadr Vietnam Pte. Ltd.	June 29, 2023	100%	Vietnam	Developing IT systems on mobile phones and web portals
Mobile Health Network Solutions Sdn. Bhd.	April 22, 2024	100%	Malaysia	Providing healthcare services through mobile application and web portals
Klinik K Wong Sdn. Bhd.	July 3, 2024	100%	Malaysia	Providing clinic healthcare services
PT Mobile Health Network Solution	August 6, 2024	99.9%	Indonesia	Clinics and other general medical services
Skylink Innovations Pte. Ltd.	November 27, 2024	100%	Singapore	Internet search engines
Medilink Clinic Pte. Ltd. *	January 13, 2025	100%	Singapore	Clinics and other general medical services

*	Medilink Clinic Pte. Ltd. and Manadr Clinic Pte. Ltd. were officially struck off from the register of companies by the Accounting and Corporate Regulatory Authority of Singapore (“ACRA”) on November 22, 2025, and February 26, 2026, respectively.

2	Summary of significant accounting policies

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

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All inter-company balances, inter-company transactions, investment and capital, if any, have been eliminated upon consolidation.

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

2	Summary of significant accounting policies (continued)

Going Concern

The accompanying audited consolidated financial statements have been prepared assuming that the Company will continue as a going concern. For the fiscal year ended 30 June 2026, the Company incurred a net loss of US$3,187,380   and negative cash flows from operating activities of US$ 1,527,685, with a cash balance of US$2,549,951 as of that date. These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued.

To address this uncertainty and support ongoing operations, management has evaluated and initiated several funding and cost mitigation strategies, including:

●	Continuing to utilize the At-the-Market (“ATM”) offering and the Standby Equity Subscription Agreement (“SEPA”) entered into in 2025, both of which remain effective

●	Exploring private placements of equity securities with potential investors

●	Implementing cost optimization measures, including the deployment of AI tools to enhance operational efficiency and reduce reliance on human resources

The availability and timing of future financing and the success of management’s operational improvement plans remain uncertain. Accordingly, management’s plans have not alleviated substantial doubt about the Company’s ability to continue as a going concern.

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

2	Summary of significant accounting policies (continued)

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

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statement of operations and comprehensive income. Expenditures for maintenance and repairs are charged to expense as incurred, while additions renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives. For the years ended June 30, 2026 and 2025, no impairment of property and equipment was recognized.

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets (asset groups), including property and equipment, definite-lived intangible assets and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Company recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended June 30, 2026 and 2025, no impairment of long-lived assets was recognized.

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

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended June 30, 2026 and 2025, the Company did not have any impairment loss against its operating lease right-of-use assets.

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

The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, accounts payable, and accruals and other payables approximate their fair values because of their generally short maturities. Other non-current liabilities are stated at amortized cost, which approximates fair value. The carrying amounts of operating lease liabilities and the amount due to officers approximate their fair values as such balance is interest free, unsecured, and due on demand.

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

2	Summary of significant accounting policies (continued)

Revenue recognition (continued)

Sale of medicine and medical devices

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

As of June 30, 2026 and 2025, $1,281,566 and $670,132 of the company’s cash held by financial institutions were uninsured respectively.

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

For the year ended June 30, 2026 and 2025, none of the customers accounted more than 10% of the Company’s total sales.

As of June 30,2026 and 2025, none of the customers amounted more than 10% of the Company’s account receivables.

For the year ended June 30, 2026 and 2025, none of the suppliers accounted more than 10% of the Company’s total purchases.

As of June 30, 2026, 1 supplier accounted more than 10% of the account payable. As of June 30, 2025, none of the suppliers accounted more than 10% of the account payables.

2	Summary of significant accounting policies (continued)

Employee benefits

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

i)	Defined contribution plans

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

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed in the same manner as basic EPS, except the number of shares include additional ordinary shares that would have been outstanding if potential ordinary shares with a dilutive effect had been issued. When the Company has a loss, diluted shares are not included as their effect would be anti-dilutive. The Company has no dilutive securities or debt for each of the years end June 30,2026 and 2025.

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

2	Summary of significant accounting policies (continued)

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

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes for the years ended June 30, 2026 and 2025. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Critical Accounting Policies and Estimates

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

Recent Accounting Pronouncements

The Company is an “emerging growth company” (“EGC “) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act “). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company made the election to delay the adoption of new or revised accounting standards.

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. As an EGC utilizing the extended transition period, ASU 2023-09 is effective for the Company for the fiscal year ending June 30, 2027, with early adoption permitted. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”, which requires disaggregation of specified categories of income statement expenses. As an EGC utilizing the extended transition period, the guidance will be effective for the Company for the fiscal year ending June 30, 2028, and interim periods within fiscal years beginning after June 30, 2028, with early adoption permitted. The Company is currently assessing the impact the new guidance will have on its consolidated financial statements and expense disclosures.

In 2025, the FASB issued Accounting Standards Update No. 2025-05, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets” (“ASU 2025-05”), which provides accounting updates and practical expedients for measuring credit losses on accounts receivable and contract assets. As an EGC utilizing the extended transition period, ASU 2025-05 is effective for the Company for the fiscal year ending June 30, 2027, unless adopted earlier. The Company is currently evaluating whether it will elect the practical expedient and the expected impact that ASU 2025-05 will have on its consolidated financial statements and credit loss disclosures.

In 2025, the FASB issued Accounting Standards Update No. 2025-06, “Intangibles - Internal-Use Software (Subtopic 350-40): Accounting for Internal-Use Software” (“ASU 2025-06”), which updates the guidance on modernizing the accounting for internal-use software and software development costs. As an EGC utilizing the extended transition period, ASU 2025-06 is effective for the Company for the fiscal year ending June 30, 2029, unless adopted earlier. The Company is currently evaluating its planned adoption date and the expected impact of adopting ASU 2025-06 on its capitalized software development costs and consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and cash flows.

3	Accounts receivable, net

	As of June 30,
	2026	2025
	US $	US$
Account Receivables	102,696	243,957
Less: Allowance for expected credit loss	(11,007)	(134,958)
Total accounts receivable	91,689	108,999

Movements of allowance for expected credit loss are as follows:

	As of June 30,
	2026	2025
	US $	US$
Allowance for expected credit loss, beginning balance	134,958	121,778
Addition	-	13,609
Reversal	-	(8,508)
Write off	(122,223)	-
Exchange difference	(1,728)	8,079
Allowance for expected credit loss, ending balance	11,007	134,958

The recoverability is uncertain therefore the receivable amount due from the customer was fully reserved for allowance for expected credit loss.

4	Inventories, net

	As of June 30,
	2026	2025
	US $	US$
Medicines and medical devices	121,724	106,415
Less: Allowance for stock obsolescence	(2,464)	(2,501)
Total inventories, net	119,260	103,914

Movements of allowance for stock obsolescence are as follows:

	As of June 30,
	2026	2025
	US $	US$
Allowance for stock obsolesces, beginning balance	2,501	24,281
Reversal	-	(21,172)
Exchange difference	(37)	(608)
Allowance for stock obsolesces ending balance	2,464	2,501

There are no inventories pledged as security for liabilities.

5	Other assets

	As of June 30,
	2026	2025
	US $	US$
Deposits	1,537,500	66,014
Prepayments	111,570	105,367
Other receivables	1,045,834	205,910
Other current assets	2,694,904	377,291

Deposits - PP Grid Sdn. Bhd. (“PPG”)

Deposits as of June 30, 2026, include a US$ 1,500,000 refundable deposit in connection with the proposed acquisition of PP Grid Sdn. Bhd. (“PPG”), a company involved in the development of AI-optimized data center assets located in Sarawak, Malaysia. Under the Sale and Purchase Agreement dated Mar 16, 2026, based on the Memorandum of Understanding dated November 19, 2025, the deposit converts into the full purchase consideration upon completion, subject to conditions precedent including the vendor, Dato’ Ling Tiung Leng (the “Vendor”), procuring at least 96.5% of IRIX Properties Sdn. Bhd. (holder of the 25MW data center land title), regulatory approvals, due diligence, and creditor settlements. If conditions are not satisfied or waived, where permitted by the 12-month Long Stop Date of March 16, 2027, or as otherwise agreed in writing, the agreement lapses and the Vendor must refund the US$1,500,000 deposit in full. Because completion and these conditions precedent remain pending as of June 30, 2026, the amount is classified as a refundable purchase deposit rather than business combination consideration. Under a supplemental agreement dated April 22, 2026, additional consideration of up to US$3,000,000, determined by independent valuation, is payable for an additional 35MW of data center capacity. Payment is conditional on effective transfer into PPG and the Company’s written acknowledgement.

Other receivables – PT Indopasifik Teknologi Medika Indonesia (“ITMI”)

Other receivables as of June 30, 2026, include US$ 842,868 in operational advances extended to an unrelated company PT Indopasifik Teknologi Medika Indonesia (“ITMI”), a subsidiary of Indopacific Health Technology Pte. Ltd. (“IHT”). The advance is utilized primarily to fund working capital requirements for the Lifepack business operations. Such balance is interest free, unsecured, and due on demand.

6	Property and equipment, net

	Computer	Furniture
	and	and	Office	Leasehold
	Software	Fittings	Equipment	Improvement	Total
	US$	US$	US$	US$
Cost
At July 1, 2024	84,985	19,070	66,371	316,849	487,275
Addition	5,053	-	22,544	35,543	63,140
Effect of foreign exchange translation	842	1,235	2,298	12,583	16,958
At June 30, 2025	90,880	20,305	91,213	364,975	567,373
Addition	1,109	-	-	-	1,109
Write-off	(4,218)	(3,494)	(3,137)	(94,092)	(104,941)
Effect of foreign exchange translation	(865)	(239)	(1,247)	(1,856)	(4,207)
At June 30, 2026	86,906	16,572	86,829	269,027	459,334

Depreciation
At July 1, 2024	50,258	14,676	36,535	169,759	271,228
Addition	21,081	3,203	12,486	103,996	140,766
Effect of foreign exchange translation	930	1,068	2,690	12,270	16,958
At June 30, 2025	72,269	18,947	51,711	286,025	428,952
Addition	12,968	578	10,614	56,830	80,990
Write-off	(4,218)	(3,494)	(3,137)	(94,092)	(104,941)
Effect of foreign exchange translation	(764)	(225)	(759)	(1,470)	(3,218)
At June 30, 2026	80,255	15,806	58,429	247,293	401,783

Net book value as at June 30, 2026	6,651	766	28,400	21,734	57,551

Net book value as at June 30, 2025	18,611	1,358	39,502	78,950	138,421

Depreciation expenses for the years ended June 30, 2026 and 2025 were US$80,990 and US$140,766 respectively.

7	Intangible assets, net

				Software
		MaNaDr APP		under
	Patent	Software	Trademarks	Development	Total
	US$	US$	US$	US$	US$
Cost
At July 1, 2024	15,581	601,933	65,075	-	682,589
Addition	-	995,352	-	1,377,885	2,373,237
Effect of foreign exchange translation	1,010	39,019	4,217	(86)	44,160
At June 30, 2025	16,591	1,636,304	69,292	1,377,799	3,099,986
Addition	-	1,507,261	-	1,917,555	3,424,816
Transfer from software under development	-	798,212	-	(798,212)	-
Effect of foreign exchange translation	(237)	(9,162)	(990)	(33,922)	(44,311)
At June 30, 2026	16,354	3,932,615	68,302	2,463,220	6,480,491

Amortization
At July 1, 2024	15,581	601,933	46,123	-	663,637
Addition	-	24,567	6,685	-	31,252
Effect of foreign exchange translation	1,010	39,916	3,234	-	44,160
At June 30, 2025	16,591	666,416	56,042	-	739,049
Addition	-	204,416	6,878		211,294
Effect of foreign exchange translation	(237)	(10,936)	(849)	-	(12,022)
At June 30, 2026	16,354	859,896	62,071	-	938,321

Net book value as at June 30, 2026	-	3,072,719	6,231	2,463,220	5,542,170

Net book value as at June 30, 2025	-	969,888	13,250	1,377,799	2,360,937

Amortization expenses for the years ended June 30, 2026 and 2025 were US$211,294 and US$31,252 respectively.

7	Intangible assets, net (continued)

Based on the carrying value of definite-lived intangible assets as of June 30, 2026, the Company estimates its amortization expense for following years will be as follows:

Amortization
expense
US$
Years Ended June 30,
2027	336,314
2028	553,594
2029	553,594
Thereafter	4,098,668
Total amortization expense	5,542,170

8	Accruals and other payables

	As of June 30,
	2026	2025
	US$	US$

Accruals
Staff salaries	87,834	48,820
Professional and consultancy fee	213,390	386,762
GST payables	131,455	127,948
Other payables	25,982	-
	458,661	563,530

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

9	Leases

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

The Company has entered two lease agreements, including one office premises and one for pharmacy premise, with lease terms ranging from 1 to 2 years. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term with one year.

Incremental rate applied to ROU and lease liabilities calculation refer to the central bank of Singapore.

As of June 30, 2026, the Company subsisted of the following non-cancellable lease contracts.

Description of lease	Lease term
Office premises, Vision exchange #07-08	1.8 years
City Gate, Clinic #B1-12	1.3 years

(a) Amount recognized in the consolidated balance sheet:

	As of June 30,
	2026	2025
	US$	US$

Right-of-use assets – operating leases	156,830	164,861
Lease liabilities
Current	94,193	168,948
Non-current	63,206	-
	157,399	168,948

(b) A summary of lease cost recognized in the Company’s consolidated statements of operations is as follows:

	As of June 30,
	2026	2025
	US$	US$
Operating lease cost	218,887	279,192

	As of June 30,
	2026	2025
Other information related to leases in as follows:	US$	US$
Weighted average remaining lease term (in years)	1.61	0.55

Weighted average discount rate	2.27%	2.75% - 2.90%

As of June 30, 2026, the maturities of the Company’s operating lease liabilities (excluding short-term leases) are as following:

Years ending June 30,	US$
2027	96,423
2028	63,664
Total future minimum lease payments	160,087
Less imputed interest	(2,688)
Present value of operating lease liabilities	157,399
Less: current portion	(94,193)
Long-term portion	63,206

10	Shareholders’ Equity

Ordinary shares

The Company was incorporated under the laws of the Cayman Islands on July 28, 2016. Currently our authorized share capital is US$18,720,000 divided into 19,500,000,000 Ordinary Shares comprising 6,500,000,000 Class A Ordinary Shares, 6,500,000,000 Class B Ordinary Shares and 6,500,000,000 Class C Ordinary Shares, with par value of US$0.00096 each. Holders of Class A Ordinary Shares, Class B Ordinary Shares and Class C Ordinary Shares have the same rights except for voting and conversion rights. Each holder of our Class A Ordinary Share is entitled to one vote per share. Each holder of our Class B Ordinary Share is entitled to 10 votes per share. Each holder of our Class C Ordinary Share is entitled to 90 votes per share.

The Company issued 22,413,462 Class A Ordinary Shares (or 93,390 Class A Ordinary Shares given effect of the First Share Consolidation, Second Share Consolidation and Third Share Consolidation) and 12,078,250 Class B Ordinary Shares (or 50,326 Class B Ordinary Shares given effect of the First Share Consolidation, Second Share Consolidation and Third Share Consolidation) as of 30 June 2024.

During the period from August 2023 to January 2024, the Company had issued a total of 996,000 Class A Ordinary Shares (or 4,150 Class A Ordinary Shares given effect of the First Share Consolidation, Second Share Consolidation and Third Share Consolidation) of a nominal or par value of US$0.000004 (US$0.00096 given effect of the First Share Consolidation, Second Share Consolidation and Third Share Consolidation) each at US$1.73 (or US$415 given effect of the First Share Consolidation, Second Share Consolidation and Third Share Consolidation) per share to eight investors for a total consideration of US$1,724,073 (S$2,344,843). The Company had received the consideration in full.

In February 2024, the Company issued an aggregate of 5,272,000 Class A Ordinary Shares (or 21,967 Class A Ordinary Shares given effect of the First Share Consolidation, Second Share Consolidation and Third Share Consolidation) of a nominal or par value of US$0.000004 (US$0.00096 given effect of the First Share Consolidation, Second Share Consolidation and Third Share Consolidation), comprising (i) 4,162,250 Class A Ordinary Shares (or 17,343 Class A Ordinary Shares given effect of the First Share Consolidation, Second Share Consolidation and Third Share Consolidation) of a nominal or par value of US$0.000004 (US$0.00096 given effect of the First Share Consolidation, Second Share Consolidation and Third Share Consolidation) issued to 5 advisors of the Company in consideration for services provided to the Company pursuant to various agreements. The Company recorded share-based compensation of US$7,200,064 in its consolidated statements of operations and comprehensive loss; and (ii) 1,109,750 Class A Ordinary Shares (or 4,624 Class A Ordinary Shares given effect of the First Share Consolidation, Second Share Consolidation and Third Share Consolidation) of a nominal or par value of US$0.000004 (US$0.00096 given effect of the First Share Consolidation, Second Share Consolidation and Third Share Consolidation) issued to certain employees of the Company pursuant to the Incentive Plan. The Company recorded share-based compensation of US$1,919,700 in its consolidated statements of operations and comprehensive loss As of June 30, 2024, there was no outstanding stock options granted under the Incentive Plan.

On February 19, 2024, the Company completed the sub-division of the issued Class A and Class B Ordinary Shares of a nominal or par value of US$0.001 each in the capital of the Company into 250 ordinary shares of a nominal or par value of US$0.000004 (US$0.00096 given effect of the First Share Consolidation, Second Share Consolidation, and Third Share Consolidation) each. Before the subdivision, the Company’s ordinary shares issued and outstanding was 78,687 Class A Ordinary Shares and 48,313 Class B Ordinary Shares. After the subdivision, the Company’s ordinary shares issued and outstanding was 19,671,750 Class A Ordinary Shares (or 81,966 Class A Ordinary Shares given effect of the First Share Consolidation, Second Share Consolidation, and Third Share Consolidation) and 12,078,250 Class B Ordinary Shares (or 50,326 Class B Ordinary Shares given effect of the First Share Consolidation, Second Share Consolidation, and Third Share Consolidation).

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

On April 12, 2024, the Company completed its initial public offering in which the Company issued and sold an aggregate of 2,587,500 Class A Ordinary Shares (or 10,781 Class A Ordinary Shares given effect of the First Share Consolidation, Second Share Consolidation, and Third Share Consolidation) of a nominal or par value of US$0.000004 (US$0.00096 given effect of the First Share Consolidation, Second Share Consolidation, and Third Share Consolidation) each, which includes 337,500 Class A Ordinary Shares (or 1,406 Class A Ordinary Shares given effect of the First Share Consolidation, Second Share Consolidation, and Third Share Consolidation) subject to the over-allotment option being exercised by the Underwriter, at a price of US$4.00 (or US$960.00 given effect of the First Share Consolidation, Second Share Consolidation, and Third Share Consolidation) per Class A Ordinary Shares.

On April 19, 2024, the Underwriter exercised fully its warrants on a cashless basis, pursuant to the underwriting agreement signed on April 12, 2024. The Company issued an aggregate of 154,212 Class A Ordinary Shares (or 643 Class A Ordinary Shares given effect of the First Share Consolidation, Second Share Consolidation, and Third Share Consolidation) of a nominal or par value of US$0.000004 (or US$0.00096 given effect of the First Share Consolidation, Second Share Consolidation, and Third Share Consolidation) each upon the exercise of warrants. There was no outstanding warrant as of June 30, 2024.

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

10	Shareholders’ Equity (continued)

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

On May 2, 2025, the Company entered into a Securities Purchase Agreement with Indopacific and Natali Ardianto. pursuant to which the Company agreed to issue and sell an aggregate 112,423 Class A Ordinary Shares (or 3,748 Class A Ordinary Shares given effect of the Second Share Consolidation and Third Share Consolidation), valued at US$1.779 (or US$53.37 given effect of the Second Share Consolidation and Third Share Consolidation) per share, for US$200,000, subject to certain closing conditions.

On September 10, 2025, the Company and Indopacific Health Investment Corporation Pte. Ltd. (“Indopacific”) entered into the Second Securities Purchase Agreement. Pursuant to the terms of the Second SPA, Company agreed to issue and sell an aggregate of 500,000 Class A Ordinary Shares (or 16,666 Class A Ordinary Shares given effect of the Second Share Consolidation and Third Share Consolidation), valued at US$1.80 (or US$54 given effect of the Second Share Consolidation and Third Share Consolidation), for $900,000 to Indopacific.

On September 11, 2025, the Company held another Extraordinary General Meeting. At the meeting, among other resolutions approved, the shareholders approved (i) the Company undertakes a share consolidation (the “Second Share Consolidation”) whereby (i) every five (5) issued and unissued existing Class A Ordinary Shares of a par value of US$0.000032 each of the Company (the “Second Pre-Consolidation Class A Ordinary Shares”) shall be combined into one Class A Ordinary Share of the Company of a par value of US$0.00016 each (the “Second Post-Consolidation Class A Ordinary Shares”), with such Second Post-Consolidation Class A Ordinary Shares having the same rights and being subject to the same restrictions as the Second Post-Consolidation Class A Ordinary Shares as set out in the amended and restated memorandum and articles of association of the Company adopted with effect from 23 September 2025 by a special resolution passed on 11 September 2025 and (ii) every five (5) issued and unissued existing Class B Ordinary Shares of a par value of US$0.000032 each of the Company (the “Second Pre-Consolidation Class B Ordinary Shares”, together with the Second Pre-Consolidation Class A Ordinary Shares, the “Second Pre-Consolidation Ordinary Shares”) shall be combined into one Class B Ordinary Share of the Company of a par value of US$0.00016 each (the “Second Post-Consolidation Class B Ordinary Shares”, together with the Second Post-Consolidation Class A Ordinary Shares, the “Second Post-Consolidation Ordinary Shares”), with such Second Post-Consolidation Class B Ordinary Shares having the same rights and being subject to the same restrictions as the Second Post-Consolidation Class B Ordinary Shares as set out in the amended and restated memorandum and articles of association of the Company adopted with effect from 23 September 2025 by a special resolution passed on 11 September 2025, with such Second Share Consolidation to be effective from 23 September 2025; and (ii) immediately following the Second Share Consolidation, the authorized share capital of the Company will be US$50,000 divided into 156,250,000 Class A Ordinary Shares and 156,250,000 Class B Ordinary Shares, with par value of US$0.00016 each.

On September 23, 2025, the Company effected the Second Share Consolidation, and as a result, (i) every five (5) Second Pre-Consolidation Class A Ordinary Shares were combined into one Second Post-Consolidation Class A Ordinary Shares, and (ii) every five (5) Second Pre-Consolidation Class B Ordinary Shares were combined into one Second Post-Consolidation Class B Ordinary Share. As a result of the Second Share Consolidation, the number of outstanding Class A Ordinary Shares were reduced from 4,214,952 Class A Ordinary Shares to approximately 842,990 Class A Ordinary Shares (subject to rounding up of fractional shares to the nearest whole number). Upon the opening of business on September 25, 2025, the Company’s Class A Ordinary Shares began trading on the Nasdaq Capital Market (“Nasdaq”) on a post-share combination basis under the current symbol “MNDR”.

On June 8, 2026, the Company held another Extraordinary General Meeting. At the meeting, among other resolutions approved, the shareholders approved (i) the Company undertakes a share consolidation (the “Third Share Consolidation”) whereby (i) every six (6) issued and unissued existing Class A Ordinary Shares of a par value of US$0.00016 each of the Company (the “Third Pre-Consolidation Class A Ordinary Shares”) shall be combined into one Class A Ordinary Share of the Company of a par value of US$0.00096 each (the “Third Post-Consolidation Class A Ordinary Shares”), with such Third Post-Consolidation Class A Ordinary Shares having the same rights and being subject to the same restrictions as the Third Pre-Consolidation Class A Ordinary Shares as set out in the amended and restated memorandum and articles of association of the Company approved by a special resolution passed on June 8, 2026 and (ii) every six (6) issued and unissued existing Class B Ordinary Shares of a par value of US$0.00016 each of the Company (the “Third Pre-Consolidation Class B Ordinary Shares”, together with the Third Pre-Consolidation Class A Ordinary Shares, the “Third Pre-Consolidation Ordinary Shares”) shall be combined into one Class B Ordinary Share of the Company of a par value of US$0.00096 each (the “Third Post-Consolidation Class B Ordinary Shares”, together with the Third Post-Consolidation Class A Ordinary Shares, the “Third Post-Consolidation Ordinary Shares”), with such Third Post-Consolidation Class B Ordinary Shares having the same rights and being subject to the same restrictions as the Third Pre-Consolidation Class B Ordinary Shares as set out in the amended and restated memorandum and articles of association of the Company approved by a special resolution passed on June 8, 2026, with such Third Share Consolidation to take effect on June 22, 2026; and (ii) that, immediately following the Third Share Consolidation, but before the separately approved increase in authorized share capital, the authorized share capital of the Company would be US$50,000.00064 divided into 26,041,667 Class A Ordinary Shares and 26,041,667 Class B Ordinary Shares, with a par value of US$0.00096 each. The Third Share Consolidation became effective on June 22, 2026. On June 18, 2026, the Company announced that the market effective date of the Third Share Consolidation would be postponed to June 29, 2026, being the date on which the Class A Ordinary Shares would begin trading on Nasdaq on a post-consolidation basis.

10	Shareholders’ Equity (continued)

During the same Extraordinary General Meeting, the shareholders also approved (i) the creation of a new class of ordinary shares (i.e. Class C Ordinary Shares) be created with ninety (90) votes per share, such creation to take effect concurrently with the Third Share Consolidation (the “Class C Creation”), and (ii) a change in authorized share capital of the Company to US$18,720,000 divided into 19,500,000,000 Ordinary Shares comprising 6,500,000,000 Class A Ordinary Shares, 6,500,000,000 Class B Ordinary Shares and 6,500,000,000 Class C Ordinary Shares, with par value of US$0.00096 each, such increase to take effect immediately after the Third Share Consolidation and the Class C Creation (“Increase in Authorised Share Capital”)..

On June 22, 2026, the Company effected the Third Share Consolidation, and as a result, (i) every six (6) Third Pre-Consolidation Class A Ordinary Shares were combined into one Third Post-Consolidation Class A Ordinary Shares, and (ii) every six (6) Third Pre-Consolidation Class B Ordinary Shares were combined into one Third Post-Consolidation Class B Ordinary Share. As a result of the Third Share Consolidation, the number of outstanding Class A Ordinary Shares were reduced from 5,331,549 Class A Ordinary Shares to approximately 888,592 Class A Ordinary Shares (subject to rounding up of fractional shares to the nearest whole number). Upon the opening of business on June 29, 2026, the Company’s Class A Ordinary Shares began trading on the Nasdaq Capital Market (“Nasdaq”) on a post-share combination basis under the current symbol “MNDR”.

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

In connection with entry into the Subscription Agreement, the Company agreed to pay Yorkville a structuring fee in the amount of US$25,000. In addition, as consideration for Yorkville’s subscription commitment, the Company agreed to pay a commitment fee (the “Commitment Fee”) in Class A Ordinary Shares equal to 1.00% of the US$10,000,000 commitment amount (the “Commitment Amount”). As of June 30, 2025, the Company had issued 38,708 Class A Ordinary Shares (on a post-First Share Consolidation basis, equivalent to approximately 1,290 Class A Ordinary Shares after giving effect to the Second Share Consolidation and Third Share Consolidation) as a commitment fee to the Selling Shareholder, which is equivalent to 1% of $10,000,000 worth of Ordinary Shares. The Commitment Shares and structuring fee were recorded as expense in “Selling, general and administrative”, in amounts of US$99,990 and US$25,000, respectively.

10	Shareholders’ Equity (continued)

The Company evaluated the contract that includes the right to require Yorkville to purchase ordinary shares in the future (“put right”) considering the guidance in ASC 815-40, “Derivatives and Hedging — Contracts on an Entity’s Own Equity” and concluded that it is an equity-linked contract that does not qualify for equity classification, and therefore requires fair value accounting, and thus meets the definition of a derivative liability. Accordingly, the put right will be measured at fair value at each reporting period, and changes in its fair value will be recognized in the statement of comprehensive loss. The put right is classified within Level 3 of the fair value hierarchy and valued using a scenario-based binomial model. The valuation incorporates significant unobservable inputs, including management’s assumptions regarding the extent, timing and amount of future SEPA drawdowns. The Company analyzed the terms of the freestanding put right and concluded that its estimated fair value was immaterial as of June 30, 2026. Accordingly, no derivative liability was recognized.

As of June 30, 2025, the Company had issued an aggregate of 780,638 Class A Ordinary (or 26,021 Class A Ordinary Shares after giving effect to the Second Share Consolidation and Third Share Consolidation). This includes 38,708 Class A Ordinary Shares (on a post-First Share Consolidation basis, equivalent to approximately 1,290 Class A Ordinary Shares after giving effect to the Second Share Consolidation and Third Share Consolidation) issued on March 3, 2025 as a commitment fee, representing 1% of US$10 million worth of Ordinary Shares. Through the Subscription Agreement, the Company successfully raised gross proceeds of $984,059   during the reporting period. The Subscription Agreement provides the Company with the right, subject to certain conditions, to issue and sell up to US$10 million of Class A Ordinary Shares to the Selling Shareholder over a 36-month commitment period ending February 14, 2028.

As of June 30, 2026, the Company had issued an aggregate of 1,658,401 Class A Ordinary Shares (or 276,399 Class A Ordinary Shares given effect of the Third Share Consolidation), resulting in additional aggregate net   proceeds of $2,596,943 to the Company.

At The Market (ATM) Agreement

On July 15, 2025, the company entered into an At The Market Offering Agreement (the “ATM Agreement”) with A.G.P./Alliance Global Partners (AGP) as sales agent or principal, allowing the company the discretion, without obligation, to periodically issue and sell Class A ordinary shares up to an aggregate gross sales price of $300,000,000. Sales may be executed at prevailing market prices through open market transactions under Rule 415(a)(4) of the Securities Act (such as on Nasdaq), or via negotiated transactions if authorized in writing. AGP is not required to sell a minimum quantity of shares but will use commercially reasonable efforts to fulfill sales orders subject to company-imposed price limits. Under the ATM agreement, AGP receives a 3.0% commission on gross proceeds along with reimbursement for certain expenses, with no escrow or trust arrangements required for the funds.

As of June 30, 2026, the Company issued an aggregate of 1,925,258 Class A Ordinary Shares (or 320,876 Class A Ordinary Shares given effect of the Third Share Consolidation). Through the ATM Agreement, the Company successfully raised net proceeds (after Sales Agent commissions and expenses) of $4,073,059 during the reporting period. The ATM Agreement provides the Company with the right, subject to certain conditions, to issue and sell up to US$300 million of Class A Ordinary Shares to the Selling Shareholder.

11	Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of June 30, 2026, 2025 and 2024:

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

The Company provided services to Manadr Medical Holdings Pte. Ltd. amounting to $465,377, $470,025 and $381,354 for the year ended June 30, 2026, 2025 and 2024, respectively. At the same time, the Company received goods and services from Manadr Medical Holdings Pte. Ltd. amounting to $318,723, $405,494 and $90,415 for the year ended June 30, 2026, 2025 and 2024, respectively. The receivables balance due from Manadr Medical Holdings Pte. Ltd. were $146,250, $147,312 as of June 30, 2026 and 2025 respectively. The payable balance due to Manadr Medical Holdings Pte. Ltd. Were $60,125 and $63,004 as of June 30, 2026 and 2025, respectively. The credit term is 30 days.

The Company provided services to Kim JL Healthcare Pte. Ltd. amounting to $4,785, $16,290 and $37,058 for the year ended June 30, 2026, 2025 and 2024 respectively. At the same time, the Company received goods and services from Kim JL Healthcare Pte. Ltd. amounting to $18,591, $2,166 and $77 for the year ended June 30, 2026, 2025 and 2024, respectively. The receivables balance due from Kim JL Healthcare Pte. Ltd. were $4,095 and $10,319 as of June 30, 2026 and 2025 respectively. The payable balance due to Kim JL Healthcare Pte. Ltd. were $5,268 and $877 as of June 30, 2026 and 2025 respectively. The credit term is 30 days.

The Company provided services to EC Family Clinic Pte. Ltd. amounting to $6,223, $5,930 and $5,132 for the year ended June 30, 2026, 2025 and 2024, respectively. At the same time, the Company received goods and services from EC Family Clinic Pte. Ltd amounting to$467, $477 and $278 for the year ended June 30, 2026, 2025 and 2024, respectively. The receivables balance due from EC Family Clinic Pte. Ltd. were $2,530 and $1,793 as of June 30, 2026 and 2025 respectively. The payable balance due to EC Family Clinic Pte. Ltd. were $215 and $221 as of June 30, 2026 and 2025 respectively. The credit term is 30 days.

The Company received goods and services from Rachel Teoh Pui Pui amounting to $3,103, $8,354 and $1,431 for the year ended June 30, 2026, 2025 and 2024, respectively. The payable balance to Rachel Teoh Pui Pui were nil and $798 as of June 30, 2026 and 2025 respectively. Such balance is interest free, unsecured, and due on demand.

The Company received goods and services from Siaw Tung Yeng amounting to $46,651, $46,750, and $34,333 for the year ended June 30, 2026, 2025 and 2024 respectively. The payable balance to Siaw Tung Yeng were $7,721 and $140,862 as of June 30, 2026 and 2025 respectively. Such balance is interest free, unsecured, and due on demand. As of the date the financial statements were available to be issued, the Company did not make any payment.

During the year ended June 30, 2026, the Company recognized an expected credit losses (“ECL”) allowance of US$144,767 in respect of outstanding related-party balances, reflecting management’s assessment of credit risk and forward-looking economic conditions.

12	Salaries and benefits

The following table presents the Company’s employee welfare benefits expenses:

	Years Ended June 30,
	2026	2025	2024
	US $	US$	US$

Wages and salaries	540,777	950,569	3,328,319
Benefits	302,422	362,789	446,045
Pensions-defined contribution	147,129	256,411	271,328
	990,328	1,569,769	4,045,692

13	Segment Reporting

The Company allocates capital and assesses performance from the perspective of the Company’s lines of business. The Company has two primary lines of business: (1) telemedicine and other services and (2) sale of medicine and medical devices. The primary focus of the Company’s internal reporting and allocation of resources by the chief operating decision maker (or CODM) is on the two lines of business and its segments are presented accordingly on this basis. The CODM are the co-chief executive officers of the Company. The CODM uses loss from operations to assess the performance of each segment and to make decisions about allocating resources. The CODM does not assess the performance of each segment by geographic regions. Majority of the business units of the Group are operating in Singapore.  The Group allocates revenue based on the location of the customer. The geographic revenue are generated majority from Singapore and less than 1% of the Group’ revenue generated from Malaysia.

The accounting policies applied to the reportable segments are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the balance sheet as total consolidated assets.

The following tables present summary information by segment for the years ended June 30, 2026, 2025 and 2024, respectively:

	Years Ended June 30, 2026
	Telemedicine and other services	Sale of medicine and medical devices	Consolidated totals
	US $	US$	US$

Revenue – Third parties	7,027,837	236,965	7,264,802
Revenue – Related parties	39,889	436,496	476,385
Less: Cost of revenue – Third parties	(5,091,398)	(619,470)	(5,710,868)
Less: Cost of revenue – Related parties	(387,535)	-	(387,535)
Gross profit	1,588,793	53,991	1,642,784

Less: Salaries and benefits	(852,332)	(137,996)	(990,328)
Depreciation and amortization	(278,345)	(13,939)	(292,284)
Selling, general and administrative expenses	(1,796,881)	(224,505)	(2,021,386)
Share based compensation	(1,536,095)	(7,360)	(1,543,455)
Other segment items, net	14,952	2,337	17,289
Segment profit/loss before income tax	(2,859,909)	(327,471)	(3,187,380)

	Years Ended June 30, 2025
	Telemedicine and other services	Sale of medicine and medical devices	Consolidated totals
	US $	US$	US$

Revenue – Third parties	6,878,650	275,844	7,154,494
Revenue – Related parties	55,200	437,045	492,245
Less: Cost of revenue – Third parties	(5,167,312)	(736,068)	(5,903,380)
Less: Cost of revenue – Related parties	(463,241)	-	(463,241)
Gross profit	1,303,297	(23,179)	1,280,118
Less: Salaries and benefits	(1,315,932)	(253,837)	(1,569,769)
Depreciation and amortisation	(114,098)	(57,920)	(172,018)
Selling, general and administrative expenses	(2,601,275)	(68,120)	(2,669,395)
Share based compensation	(414,051)	-	(414,051)
Other segment items, net	153,788	7,521	161,309
Segment profit/loss before income tax	(2,988,271)	(395,535)	(3,383,806)

	Years Ended June 30, 2024
	Telemedicine and other services	Sale of medicine and medical devices	Consolidated totals
	US $	US$	US$

Revenue – Third parties	12,813,694	731,297	13,544,991
Revenue – Related parties	43,994	379,550	423,544
Less: Cost of revenue – Third parties	(10,369,234)	(934,394)	(11,303,628)
Less: Cost of revenue – Related parties	(126,534)	-	(126,534)
Gross profit	2,361,920	176,453	2,538,373
Less: Salaries and benefits	(3,797,677)	(248,015)	(4,045,692)
Depreciation and amortisation	(112,783)	(36,295)	(149,078)
Selling, general and administrative expenses	(4,843,898)	(83,686)	(4,927,584)
Share based compensation	(9,119,764)	-	(9,119,764)
Other segment items, net	79,094	2,665	81,759
Segment profit/loss before income tax	(15,433,108)	(188,878)	(15,621,986)

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

Significant components of the provision for income taxes are as follows:

	Years Ended June 30,
	2026	2025	2024
	US $	US$	US$
Income tax credit is comprised of the following:
Current	-	-	(19,194)
Total income tax credit	-	-	(19,194)

A reconciliation between the Company’s actual provision for income tax and the provision computed at the Singapore statutory rate of 17% (the primary tax jurisdiction in which the Group operates and earns substantially all of its revenue) was as follows:

	Years Ended June 30,
	2026	2025	2024
	US$	US$	US$
Loss before tax*	(3,187,380)	(3,383,806)	(15,621,986)

Loss tax expense computed at statutory rate	-17.0%	-17.0%	-17.0%
Reconciling items:
Non-deductible expenses	1.4%	2.9%	22.2%
Income not subject to tax	0.1%	0.0%	(0.1)%
Deferred tax assets not recognised	15.5%	14.1%	(5.2)%
Effective tax rate	0.0%	0.0%	(0.1)%

*	The Company has reconciled to the Singapore statutory tax rate of 17% to reflect the location of the Company’s operating activities and rather than reconciling to Cayman Islands statutory tax rate of 0%

Deferred tax assets

In assessing the realizability of deferred tax assets, the Company only consider to the extent that it is probable that future taxable profits will be available against which the Company can utilize the benefits. After consideration of all the information available, the Company has recorded a full valuation allowance against its deferred tax assets as of June 30, 2026, 2025 and 2024, respectively, because the Company has determined that is it more likely than not that these assets will not be fully realized due to continuous net operating losses incurred in those geographic areas.

15	Share-based compensation

	Years Ended June 30,
	2026	2025	2024
	US$	US$	US$
Share-based compensation	1,543,455	414,051	9,119,764

The Company grants share options and restricted shares under its employee incentive plans to align employee incentives with shareholder interests, attract and retain qualified personnel, and support long-term value creation. The plans are administered by the Employee Incentive Plan Committee. The 2025 Employee Incentive Plan permits awards of Class A Ordinary Shares up to 15% of the issued Class A Ordinary Shares each financial year. On February 6, 2026, the Company amended the plan to included Class B Ordinary Shares. Under the amended plan (the “2026 Employee Incentive Plan”), the aggregate number of Class A and Class B Ordinary Shares which may be issued each financial year shall not exceed 15% of the total issued Class A and Class B Ordinary Shares.

The Company accounts for its equity-classified awards based on their grant-date fair values. Compensation cost is recognized over the requisite service period, net of estimated forfeitures, except for amounts qualifying for capitalization as an asset. The Company has issued new shares to settle awards and upon the exercise of share options.

Unless otherwise stated, share and per-share amounts in the table below have been adjusted for the applicable share consolidations.

Shares Options

In August and December 2023, the Company granted a total of 1,109,750 Option Shares (or 4,624 Option Shares given effect of the First Share Consolidation, Second Share Consolidation, and Third Share Consolidation) to certain employees under the Plan. In February 2024, the Option Shares were vested and exercised, the Company issued 1,109,750 Class A Ordinary Shares (or 4,624 Class A Ordinary Shares given effect of the First Share Consolidation, Second Share Consolidation, and Third Share Consolidation) Class A Ordinary of a nominal or par value of US$0.000004 (US$0.00096 given effect of the First Share Consolidation, Second Share Consolidation, and Third Share Consolidation) to the employees of the Company pursuant to the Plan.

In June 2025, the Company granted a total of 40,000 Option Shares (or 1,333 Option Shares given effect of the Second Share Consolidation and Third Share Consolidation) to the CFO under the Plan and the stock options had an exercise price of US$1.38 (or US$41.4 given effect of the Second Share Consolidation and Third Share Consolidation) per share. The options had a contractual expiry date in May 2026.

In June 2025, the Company granted a total of 93,200 Option Shares (or 3,107 Option Shares given effect of the Second Share Consolidation and Third Share Consolidation) to certain employees under the Plan. In addition, the options may be exercised upon the third anniversary from the grant date.

A summary of the share options activities for the years ended June 30, 2026 and 2025 is presented below:

	Number of shares	Weighted average grant date fair value
Outstanding as of June 30, 2023	-	-
Granted	4,624	415.16
Exercised	(4,624)	415.16
Outstanding as of July 1, 2024
Granted	4,440	39.03
Exercised	-	-
Outstanding as of Jun 30, 2025	4,440	39.03
Granted	-	-
Exercised	-	-
Outstanding as of Jun 30, 2026	4,440	39.03

Vested and exercisable as of June 30, 2026	-	-
Expected to vest as of June 30, 2025	3,107	36.60

The fair value of the Class A Ordinary Shares issued to employees was measured using the Black-Scholes method. A summary of the measurement of the fair value and inputs at grant date is as follows:

	Years Ended June 30,
	2026	2025	2024

Fair value at grant date (weighted average)	-	US$ 30.60	US$ 416.79
Exercise price at grant date (weighted average)	-	US$ 39.000	US$ 0.192
Expected volatility (weighted average)	-	144%	61.8%
Expected terms (years) (weighted average)	-	7	4
Expected dividend (weighted average)	-	-	-
Risk-free interest rate (weighted average)	-	4.33%	4.50%

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

During the year ended June 30, 2026 and 2025, the Company recognized share-based compensation of US$85,636 and US$8,987 respectively in the consolidated statements of operations and comprehensive loss. As of June 30, 2026 and 2025, there was US$74,281 and US$159,917 of unrecognized compensation expense related to unvested share options, which is expected to be recognized over a weighted average period of 1.96 years.

15	Share-based compensation (continued)

Share-based compensation to non-employees

In February 2024, the Company issued 4,162,250 Class A Ordinary Shares (or 17,343 Class A Ordinary Shares given effect of the First Share Consolidation, Second Share Consolidation and Third Share Consolidation) issued to certain advisors of the Company in consideration for the past services to the Company in connection with the listing and business developments.

The fair value of the Class A Ordinary Shares issued to advisors was measured using probability-weighted-average method. The weighted average fair value of the Class A Ordinary Shares issued to advisors during the year ended was S$ 2.35 (or S$564 given effect of the First Share Consolidation, Second Share Consolidation and Third Share Consolidation) per share.

During the year ended June 30, 2024, the Company recognized share-based compensation of $7,200,064 in the consolidated statements of operations and comprehensive loss.

Restricted shares

In June 2025, the Company granted a total of 332,019 Restricted Shares (or 11,068 Restricted Shares given effect of the Second Share Consolidation, and Third Share Consolidation) to certain employees under the Plan. The Company is intended to align employee incentives with shareholder interests, attract and retain qualified personnel, and support long-term value creation. The fair value of restricted shares is based on the fair market value of the underlying ordinary shares on the date of grant. These awards vested in June 2025 and the related compensation cost of US$405,064 was recognized in the year ended June 30, 2025. The shares were issued on July 3, 2025 and July 14, 2025.

In March 2026, the Company granted a total of 521,833 Restricted Shares (or 86,972 Restricted Shares given effect to the Third Share Consolidation) under the 2026 Employee Incentive Plan, comprising 478,050 Class A Ordinary Shares and 43,783 Class B Ordinary Shares (or 79,675 Class A Ordinary Shares and 7,297 Class B Ordinary Shares given effect of the Third Share Consolidation). The letters of offer were dated March 5, 2026. The awards were granted for nil cash consideration and were subject to a restricted period of 180 days from the date of the recipient’s employment with the Company. The shares were issued on March 16, 2026.

The following table summarized the Company’s restricted share unit activities during the year ended June 30, 2026 and 2025:

		Weighted
	Number of	average grant
	shares	date fair value
Unvested as of Jul 1, 2024	-	-
Granted	11,068	36.6
Vested	11,068	36.6
Unvested as of Jul 1, 2025	-	-
Granted	86,972	5.51
Vested	86,972	5.51
Unvested as of Jun 30, 2026	-	-

As of June 30, 2026, there were no unvested restricted shares and no unrecognized compensation cost relating to restricted shares.

Compensation package

On April 11, 2026, the Company approved the issuance of an aggregate of 1,500,000 Class A Ordinary Shares and 1,500,000 Class B Ordinary Shares (or 250,000 Class A Ordinary Shares and 250,000 Class B Ordinary Shares given effect of the Third Share Consolidation) to its two co-Chief Executive Officers in consideration for their contributions to the Company. Each co-Chief Executive Officer subscribed for 750,000 Class A Ordinary Shares and 750,000 Class B Ordinary Shares before the Third Share Consolidation. The shares were issued on April 30, 2026 at an exercise price of US$4.97 (or US$0.8276 given effect of the Third Share Consolidation) per share.

During the year ended June 30, 2026, the Company recognized share-based compensation of US$2,962,157 in respect of the March Restricted Shares and the Ordinary Shares issued to the co-Chief Executive Officers. Of this amount, US$1,457,819 was recognized in the consolidated statements of operations and comprehensive loss and US$1,504,338 was capitalized in intangible assets.

No share-based compensation was capitalized in intangible assets during the year ended June 30, 2025 and 2024.

Subsequent share awards and approvals are disclosed in Note 18.

16	Basic and diluted loss per share

As the Company incurred net losses for the years ended June 30, 2026, 2025 and 2024, potential ordinary shares arising from stock options outstanding during those periods, including vested and unvested options, were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. Accordingly, basic and diluted net loss per share was the same. At June 30, 2026, 2025 and 2024, outstanding options, including unvested options, represented rights to purchase 93,200 Class A Ordinary Shares (or 3,107 Class A Ordinary Shares after giving effect to the Second Share Consolidation and Third Share Consolidation), 133,200 Class A Ordinary Shares (or 4,440 Class A Ordinary Shares after giving effect to the Second Share Consolidation and Third Share Consolidation) and nil Class A Ordinary Shares, respectively. The CFO options expired unexercised in May 2026 and were excluded from the outstanding balance at June 30, 2026.

The table below presents the computation of basic and diluted net loss per shares for the years ended June 30, 2026, 2025 and 2024:

	Years Ended June 30,
	2026	2025	2024
	US $	US$	US$
Numerator:
Net loss for the period attributable to shareholders	(3,187,380)	(3,383,806)	(15,602,792)
Denominator:	-
Weighted-average number of ordinary shares, basic	634,081	173,485	143,716
Net loss per share attributable to shareholders, basic	(5.03)	(19.50)	(108.57)

17	Contingencies and commitment

Operating lease:

The company entered into lease agreements to rent the office premises for its own use. The office lease agreements included Vision exchange office unit #07-08 in Singapore and a pharmacy for business operation purpose. The monthly lease fee for all these premises are approximately equivalent to $10,400, and the tenancy periods range about 1 year. The company accounted for the lease arrangements under operating leases

18	Subsequent events

The Company follows the guidance in FASB ASC 855-10 for the disclosure of subsequent events. Management evaluated subsequent events through the date the consolidated financial statements were issued and the following events have been determined by the Company be disclosed:

Entry into Share Purchase Agreement

On August 11, 2026, the Company entered into a share purchase agreement (the “Agreement”) with Jurong Day & Night Clinic Pte. Ltd. (“JDNC”), a Singapore-incorporated company operating a licensed medical clinic in Singapore, and Ms. Ting Shih King (the “Seller”), pursuant to which the Company agreed to acquire ordinary shares representing 19% of the issued and paid-up share capital of JDNC (the “Sale Shares”).

The transaction closed and was completed on August 27, 2026, following the satisfaction of customary closing conditions, including corporate and regulatory approvals and Nasdaq notification requirements. The purchase price of US$256,500 was satisfied in full at closing by the issuance to the Seller of 186,410 Class A ordinary shares of the Company (the “Consideration Shares”). The number of Consideration Shares was determined based on a reference value equal to 80% of the prevailing market value (representing a 20% contractual discount off the arithmetic average of the closing prices per ordinary share of the Company as reported on the NASDAQ Capital Market over the five consecutive business days ending immediately prior to the effective date).

The Consideration Shares were issued in a transaction not involving a public offering, in reliance on the exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation S thereunder. The Consideration Shares constitute “restricted securities” under Rule 144, are subject to a contractual nine-month lock-up from the closing date, and carry no registration rights.

Following closing, the Seller retains the remaining 81% equity interest in JDNC and full operating control. The Company does not hold any board seats, board observer rights, or voting control over JDNC’s board of directors.

The Agreement provides for a twelve-month performance period following closing, including completion of the integration of the Company’s operating system at JDNC within nine months of the closing date. If the performance targets are not met, or if the Company fails to complete the digital deployment of the software suite within nine months of closing, the Seller has the option to repurchase the Sale Shares within two years from the closing date by returning to the Company the exact number of Consideration Shares issued at closing, which the Company will cancel or hold in treasury.

Issuance of Class A Ordinary Shares to Key Personnel.

On August 17, 2026, the Board of Directors of Mobile-health Network Solutions (the “Company”) approved the allotment and issuance of an aggregate of 1,120,000 Class A ordinary shares of the Company to 39 key personnel of the Company as part of their remuneration packages in fiscal year 2027. The shares are subject to share transfer restrictions as set out in a deed of undertaking entered into by such key personnel.

Formation of Ghana Joint Venture

On July 7, 2026, the Company entered into a definitive joint venture agreement with Jospong Group of Companies Limited (Jospong). The agreement established a joint venture company in Ghana named MHNS Ghana Limited. The total initial capitalization of the joint venture is US$2,500,000 with the Company holding a 49% equity interest valued at US$1,225,000, which was contributed in-kind via proprietary technology and platform licensing. Jospong holds a 51% equity interest valued at US$1,275,000, contributed in cash. Regarding share awards, no information is available in the current records to determine a financial effect therefore an estimated financial effect for share awards cannot be made at this time.

Issuance of Class A and Class C Ordinary Shares

On September 22, 2026, the Board of Directors of the Company approved the allotment and issuance of an aggregate of 1,980,000 Class A ordinary shares to six directors and officers of the Company and 500,000 Class C ordinary shares of the Company to Siaw Tung Yeng and Teoh Pui Pui as part of their remuneration packages in fiscal year 2027. The shares are subject to share transfer restrictions as set out in a deed of undertaking entered into by such directors and officers. Regarding share awards, no information is available in the current records to determine a financial effect; therefore, an estimated financial effect for share awards cannot be made at this time.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (adopted with effect from September 23, 2025 by a Special Resolution passed on September 11, 2025) (1)
2.1	Specimen Share Certificate(5)
2.2*	Description of Securities (incorporated herein by reference to the section titled “Description of Share Capital” in the Registrant’s registration statement on Form F-1 (File No. 333-294125)), originally filed with the Securities and Exchange Commission on March 9, 2026, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933
3.1	Amended and Restated Memorandum and Articles of Association of the Registrant (adopted with effect from 22 June 2026 by a Special Resolution passed on 8 June 2026)
4.1	2023 Employee Incentive Plan (2)
4.2	Amendment to Mobile-health Network Solutions 2023 Employee Incentive Plan (4).
4.3	2025 Employee Incentive Plan (8)
4.4	2026 Employee Incentive Plan (9)
4.5	Partnership Agreement between Manadr Pte Ltd and five other clinics (2)
4.6	Medical Service Agreement, dated April 5, 2023(2)
10.1	Standby Equity Subscription Agreement dated February 14, 2025(6)
10.2	Securities Purchase Agreement dated May 2, 2025(7)
10.3	Sales Agreement dated July 15, 2025(10)
10.4	Memorandum of Understanding dated November 19, 2025(11)
10.5	Strategic Cooperation Memorandum of Understanding dated March 15, 2026(12)
10.6	Securities Purchase Agreement dated March 16, 2026(13)
10.7	Supplemental Agreement to Securities Purchase Agreement dated April 22, 2026(14)
10.8	Securities Purchase Agreement dated April 24, 2026(15)
11.1	Code of Business Conduct and Ethics of the Registrant(2)
12.1**	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
19.1	Insider Trading Policy(4)
21.1	List of subsidiaries of the Registrant(4)
23.1*	Consent of JWF Assurance PAC
97.1	Clawback Policy(4)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

(1)	Incorporated herein by reference to Exhibit 99.3 to our Current Report on Form 6-K (File No. 001-41990), as amended, filed with the SEC on August 25, 2025
(2)	Incorporated herein by reference to Amendment No. 2 to our Registration Statement on Form F-3 (File No. 333-2772543), as amended, initially filed with the SEC on February 22, 2024.
(3)	Incorporated herein by reference to Exhibit 99.1 on Form 6-K (File No. 001-41990), filed with the SEC on September 20, 2024, as amended to give effect to the First Share Consolidation and Second Share Consolidation.
(4)	Incorporated herein by reference to our Form 20-F (File No. 001-41990), filed with the SEC on October 23, 2024
(5)	Incorporated herein by reference to Exhibit 4.1 to our Registration Statement on Form F-3 (File No. 333-288693), filed with the SEC on July 17, 2025
(6)	Incorporated herein by reference to Exhibit 99.1 to our Current Report on Form 6-K (File No. 001-41990), filed with the SEC on February 19, 2025
(7)	Incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 6-K (File No. 001-41990), filed with the SEC on May 5, 2025
(8)	Incorporated herein by reference to Exhibit 99.1 to our Registration Statement on Form S-8 (File No. 333-287827), filed with the SEC on June 6, 2025, as amended to give effect to the First Share Consolidation and Second Share Consolidation
(9)	Incorporated herein by reference to Exhibit 99.1 to our Current Report on Form 6-K (File No. 001-41990), filed with the SEC on February 12, 2026
(10)	Incorporated herein by reference to Exhibit 1.1 to our Registration Statement on Form F-3 (File No. 333- 288693), as amended, initially filed with the SEC on July 16, 2025.
(11)	Incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 6-K (File No. 001-41990), filed with the SEC on November 20, 2025
(12)	Incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 6-K (File No. 001-41990), filed with the SEC on March 20, 2026
(13)	Incorporated herein by reference to Exhibit 10.2 to our Current Report on Form 6-K (File No. 001-41990), filed with the SEC on March 20, 2026
(14)	Incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 6-K (File No. 001-41990), filed with the SEC on April 24, 2026
(15)	Incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 6-K (File No. 001-41990), filed with the SEC on April 28, 2026

93

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MOBILE-HEALTH NETWORK SOLUTIONS

	By:	/s/ Siaw Tung Yeng
Siaw Tung Yeng
Co-Chief Executive Officer and Director
(Principal Executive Officer)

Date: October 30, 2026

94